Exhibit 99.1

Dear Dover Corporation Stockholder:

I am pleased to inform you that on                , the Board of Directors of Dover Corporation approved the distribution of all of the shares of common stock of Apergy Corporation, a wholly-owned subsidiary of Dover, to Dover stockholders. Apergy holds entities conducting our upstream oil and gas business within our Energy segment. Upon completion of the spin-off, Apergy will be a stand-alone, publicly traded company that is a leading provider of highly engineered technologies that help companies drill for and produce oil and gas efficiently and safely around the world. Dover will remain a market leader in delivering innovative equipment and components, specialty systems, consumable supplies, software and digital solutions, and support services.

We believe the separation will enhance the long-term performance of both businesses and create lasting value for our stockholders. The transaction furthers Dover’s strategy to streamline our portfolio and focus and invest in our core platforms of market-leading businesses competing in attractive industrial markets that offer lower volatility and strong growth prospects. At the same time, as a pure-play upstream energy business with dedicated leadership, Apergy will be well positioned to leverage its already strong businesses and trusted brands, take advantage of favorable industry fundamentals and growth opportunities within its markets, and align its structure and capital allocation strategy with a dedicated investor base.

The separation will be in the form of a pro rata distribution of all of the outstanding shares of Apergy’s common stock to holders of Dover’s common stock. Each Dover stockholder will receive one share of Apergy’s common stock for every two shares of Dover’s common stock held as of the close of business on                 , the record date for the distribution. Stockholder approval of the distribution is not required, and you do not need to take any action to receive shares of Apergy’s common stock to which you are entitled as a Dover stockholder as of the record date. In addition, you do not need to pay any consideration or surrender or exchange your Dover common stock in order to receive shares of Apergy’s common stock.

We expect that, for U.S. federal income tax purposes, the distribution of shares of Apergy’s common stock in the separation will be tax-free to Dover stockholders, except with respect to cash received in lieu of fractional shares.

I encourage you to read the attached information statement, which is being provided to all holders of Dover’s common stock as of the close of business on                . The information statement describes the separation in detail and contains important business and financial information about Apergy.

As ever, we remain committed to building long-term stockholder value. This spin-off is a positive step for our businesses, our stockholders and our customers.

Sincerely,

Robert A. Livingston

President and Chief Executive Officer

Dover Corporation

Dear Future Apergy Stockholder:

I am delighted to welcome you as a future stockholder of our company, Apergy Corporation, which will soon begin independently operating as a leading provider of highly engineered technologies that help companies drill for and produce oil and gas efficiently and safely around the world.

As part of Dover, we have built Apergy into a set of businesses that we believe are among the leaders in their markets, differentiated by their technology and commitment to innovation, customer service and trusted brands. As an independent company, we believe we are well positioned for continued success, benefiting from favorable industry trends; substantial presence in growing basins, segments and regions; recurring revenue enhancing the stability of our results; a proven business model driving strong relative performance across market cycles; a strong brand portfolio and reputation for quality, performance and service; and a dedicated management team with a proven track record of success.

I encourage you to learn more about Apergy by reading the attached information statement. Apergy intends to apply to have its common stock listed on the New York Stock Exchange under the symbol “APY.”

Although we will be operating independently, we are very proud of our historical connection to Dover, and excited about the great future we see ahead of us as a stand-alone entity. We are truly excited with our prospects and believe that we will continue to create value for our customers and our new stockholders.

Sincerely,

Sivasankaran Somasundaram

President & Chief Executive Officer

Apergy Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated March 26, 2018

INFORMATION STATEMENT

Apergy Corporation

This information statement is being furnished in connection with the distribution by Dover Corporation (“Dover”) to its stockholders of all of the outstanding shares of common stock of Apergy Corporation (“Apergy”), a wholly owned subsidiary of Dover that will hold directly or indirectly certain entities, assets and liabilities conducting Dover’s upstream oil and gas business within its Energy segment. To implement the distribution, Dover will distribute all of the shares of Apergy common stock on a pro rata basis to the Dover stockholders in a manner that is intended to be tax-free in the United States, except to the extent of cash received in lieu of fractional shares.

If you are a holder of Dover common stock as of the close of business on                  , the record date for the distribution, you will be entitled to receive one share of Apergy common stock for every two shares of Dover common stock that you hold as of such record date. The distribution of shares will be made in book-entry form only. Dover will not distribute any fractional shares of Apergy common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. Apergy expects the shares of its common stock to be distributed by Dover to you after the close of trading on the New York Stock Exchange on                . We refer to the effective time of the distribution as the “distribution date.” Immediately after the distribution becomes effective, Apergy will be an independent, publicly traded company.

No vote of Dover stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send Dover a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing common stock of Dover or take any other action to receive your shares of Apergy common stock.

There is no current trading market for Apergy common stock, although Apergy expects that a limited market, commonly known as a “when-issued” trading market, will develop at least one trading day prior to the record date for the distribution, and Apergy expects “regular-way” trading of Apergy common stock to begin on the first trading day following the completion of the separation. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your Dover common stock in the “regular-way” market after the record date and before the Apergy distribution, you also will be selling your right to receive shares of Apergy common stock in connection with the distribution. Apergy intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “APY.”

We are an “emerging growth company” as defined under the Federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 35.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                 .

A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this Information Statement was first mailed to Dover stockholders on or about                  .

Presentation of Information

Unless otherwise indicated or context otherwise requires, all references in this information statement to “Apergy Corporation,” “Apergy,” “we,” “us,” “our” and “our company” refer (i) prior to the consummation of the reorganization described herein, to the Apergy businesses, consisting of entities, assets and liabilities conducting Dover’s upstream oil and gas business within its Energy segment and reflected in the combined financial statements included herein; and (ii) after the reorganization, to Apergy Corporation (f/k/a Wellsite Corporation) and its consolidated subsidiaries. References in this information statement to “Dover” refer to Dover Corporation, a Delaware corporation, and its consolidated subsidiaries (other than Apergy Corporation and its combined subsidiaries), unless the context otherwise requires or as otherwise specified herein.

This information statement is being furnished solely to provide information to Dover stockholders who will receive shares of Apergy common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of Apergy’s securities or any securities of Dover. This information statement describes Apergy’s business, Apergy’s relationship with Dover and how the spin-off affects Dover and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of Apergy common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, Apergy’s business and ownership of Apergy common stock, which are described under the section entitled “Risk Factors.”

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SUMMARY

The following is a summary of information discussed in this information statement. This summary may not contain all the details concerning the separation or other information that may be important to you. To better understand Apergy’s separation from Dover and Apergy’s businesses and financial position, you should carefully review this entire information statement. This information statement describes the businesses to be transferred to Apergy by Dover in the separation as if the transferred businesses were Apergy’s businesses for all historical periods described. References in this information statement to Apergy’s historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Dover and its subsidiaries (or any prior owners) prior to the separation.

Apergy

Apergy is a leading provider of highly engineered technologies that help companies drill for and produce oil and gas efficiently and safely around the world. Our products include a full range of equipment and technologies that enable efficient drilling and safe and efficient production throughout the lifecycle of a well. Our principal products consist of artificial lift equipment and solutions, including electric submersible pump systems (“ESP”), rod pumping systems (“Rod Lift”), gas lift systems, progressive cavity pump systems (“PCP”) and plunger lift systems, as well as polycrystalline diamond cutters (“PDCs”) for drilling. We also provide a comprehensive automation offering consisting of equipment, software and Industrial Internet (“IIoT”) solutions for downhole monitoring, wellsite productivity enhancement and asset integrity management. Our expansive automation offering includes quartz pressure transducers and hybrid electronics, artificial lift controllers and optimization software, monitoring and predictive diagnostic instruments, and software for reciprocating machinery. Our products and technologies enhance our customers’ drilling and production economics.

Apergy’s products are used by a broad spectrum of customers in the global oil and gas industry, including national oil and gas companies, large integrated and independent oil and gas companies, all of the major oilfield equipment and services providers, and pipeline companies. We compete across major oil and gas markets globally with a particular strength in the North American onshore market. Our products are particularly well suited for unconventional/shale oil and gas markets. While our products are used in both the oil and gas markets, over 75% of our revenues come from oil markets.

The quality, innovative technology and performance of our technologies drive improved cost-effectiveness, productivity, efficiency and safety for our customers. We believe our strong market share in our core markets and our long-term customer relationships are due to our focus on technological advancement, product reliability and our commitment to superior customer service across the organization. Our long-term customer relationships and the consumable nature of many of our products also enable us to benefit from recurring revenues throughout the lifecycle of a producing well. We believe we are also differentiated from competitors through our proven business model focused on high customer intimacy, innovative technology and application engineering.

Our Industry

We principally operate in the oil and gas drilling and production industry and provide a broad range of technologies and products that enhance oilfield efficiency, improve productivity, maximize reserve recovery and increase asset value. Demand for our products is impacted by overall global demand for oil and gas, which is expected to benefit from a variety of long-term fundamental trends.

According to the U.S. Energy Information Administration’s International Energy Outlook 2017 (the “EIA International Energy Outlook”), global economic expansion, coupled with a growing population, will help drive up global energy consumption by about 41% by the year 2050. The majority of this growth is forecast to come from China, India and other Asian nations. Increasing urbanization and a significant expansion of the middle class globally is expected to contribute to higher personal and commercial transportation needs, rising electricity in homes and greater industrial energy demand. For these reasons, the EIA International Energy Outlook projects that demand for petroleum and other liquid fuels will grow by 28% from 2015 through 2050, while demand for natural gas will increase by 69% and natural gas will overtake coal as the world’s second largest fuel source during this period.

As new technology has unlocked resources previously considered too costly to produce, unconventional oil and natural gas reservoirs, particularly in the United States, have become a larger part of the global energy supply landscape. Technological developments in horizontal drilling and hydraulic fracturing have enabled exploration and production (“E&P”) companies to access the vast hydrocarbon reserves contained in the unconventional oil and natural gas reservoirs of the United States. In addition, North America is expected to become the largest liquefied natural gas (“LNG”) exporter due to growing demand for LNG from Asia and Europe. As a result, the United States, an oil importer for decades, is on pace to become a net exporter of oil in the near-term.

The oil and gas industry has traditionally been volatile and is influenced by long-term, short-term and cyclical trends, including oil and gas supply and demand, current and projected oil and gas prices, and the level of upstream spending by E&P companies. As a result, demand for our technologies and products depends primarily upon the level of expenditures by our customers in the oil and natural gas industry, particularly those within the United States. A rapid increase in supply over a seven year period from 2008 to 2015 contributed to a decline in oil and gas prices and reduced customer spending levels from year-end 2014 through 2016. In November 2016, May 2017 and November 2017, certain oil producing nations and the Organization of the Petroleum Exporting Countries (“OPEC”) agreed to limit production of crude oil with the goal of raising oil prices. The agreement has been extended most recently through the end of 2018. Oil prices have rebounded meaningfully in 2017 and have begun to stabilize, resulting in an increase in our customers’ spending and demand for Apergy’s technologies and products. Although there remains a risk that oil prices and activity levels could deteriorate from current levels, we believe that the outlook for our businesses over the long-term is favorable. Increasing global demand for oil and gas as well as continued depletion of existing reservoirs will drive continued investment in the drilling and completion of new wells. In addition, productivity and efficiency are becoming increasingly important in the oil and gas industry as operators focus on improving per-well economics, driven by a flattening of the West Texas Intermediate crude oil (“WTI”) forward price curve, and the North American onshore oil and gas industry moving from an exploration phase into a more mature production phase.

Technology has become increasingly critical to oil and natural gas producers as a result of the maturity of the world’s oil and natural gas reservoirs, the acceleration of production decline, the focus on complex well designs and the oil and gas industry’s aging workforce. While the aggregate number of wells drilled per year has fluctuated relative to market conditions, E&P companies, on a proportional basis, have increased expenditures on technology in an effort to improve reservoir performance, increase oil and gas recovery and lower the cost per barrel produced over the life of a well. Our customers continue to seek, test and use production-enabling technologies at an increasing rate. We have invested substantially in building our technology offerings, which help us to provide more efficient tools and solutions to produce oil and natural gas. Apergy’s portfolio of data collection, automation, and remote monitoring solutions are intended to improve reliability and drive down costs. We believe our efficiency enhancing products contribute to a reduction in the breakeven cost of unconventional development for our E&P customers. We believe our business will benefit as operators increasingly focus on optimizing production and improving per-well economics.

Business Segments

Our business is organized into two reportable segments: Production & Automation Technologies and Drilling Technologies. The following chart provides an overview of our two segments.

Production & Automation Technologies

Our Production & Automation Technologies segment generated revenues of $781.9 million in 2017, representing 77% of our total 2017 revenues. Production & Automation Technologies facilitates the efficient, safe and cost effective extraction of oil and gas. We design, manufacture, market and service a full range of artificial lift equipment, end-to-end automation solutions, as well as other production equipment. A portion of Production & Automation Technologies revenue is derived from activity-based consumable products, as customers routinely replace items such as sucker rods, plunger lifts and pump parts. We believe that the combination of our artificial lift equipment and our end-to-end proprietary automation solutions helps oil and gas operators lower production costs and optimize well efficiency by enabling them to monitor, predict and optimize performance. Our products are sold under a collection of premier brands, which we believe are recognized by customers as leaders in their market spaces, including Harbison-Fischer, Norris, Alberta Oil Tool, Oil Lift Technology, PCS Ferguson, Pro-Rod, Upco, Accelerated, Norriseal-Wellmark, Quartzdyne, Spirit, Theta, Timberline and Windrock.

Within our Production & Automation Technologies segment, we offer artificial lift technologies, automation technologies and other production equipment.

Artificial Lift Technologies

We believe artificial lift equipment is mission-critical to oil and gas operators as a means to increase pressure within the reservoir and improve oil and gas production. Artificial lift is a key technology for increasing oil and gas production throughout the lifecycle of a producing well and is therefore directly linked to operator economics. Apergy offers a full suite of artificial lift solutions to meet the varying needs of operators as oil production volume levels decline over the lifecycle of a producing well, as demonstrated in the figure below. Apergy’s comprehensive offering provides our customers with cost effective solutions tailored to a well’s specific characteristics and production volumes. Apergy is particularly strong within key U.S. basins where artificial lift technologies are prevalent. According to Spears & Associates (“Spears”), an industry research consultant, the U.S. is the world’s largest lift market, followed by Canada, and artificial lift technologies are used in approximately 95% of all producing wells in North America. We believe that our offerings also have significant international potential, as production rates continue to decline in existing wells in regions such as the Middle East, South America and Eastern Europe. Our artificial lift technologies represented approximately 77% of our Production & Automation Technologies segment revenues in 2017.

Automation Technologies

Our proprietary automation solutions are aimed at creating an end-to-end production optimization platform that enables oil and gas operators to monitor, predict and optimize well performance and drive improved return on investment during the production process. Apergy is a leading provider of productivity tools and performance management software for artificial lift and asset integrity management. Our software has modular architecture that enables specific solutions to be tailored to meet exact customer needs. Real-time data is used by our customers to drive decisions, enhance well servicing and obtain an accurate picture of the well’s functioning over time, resulting in a more connected, digital wellsite that not only operates more efficiently but is also safer and more secure. Our automation technologies represented approximately 10% of our Production & Automation Technologies segment revenues in 2017.

Automation solutions touch multiple parts of the wellsite and allow an operator centralized monitoring and control. Smart instrumentation and hardware at the wellsite have sensing capabilities that allow the capture of data. Once captured, that data is communicated to a cloud based IIoT infrastructure platform where it can be analyzed and used to drive insights for customers. We believe that the combination of Apergy’s automation technologies and its strong artificial lift presence enables Apergy to drive the continued adoption of automation technologies by its customers. Apergy sees automation adoption as a key secular trend in the oil and gas industry, particularly in the current lower oil price environment where operators are focused on lowering the cost per barrel produced over the lifecycle of a well.

Automation technologies bring together multiple layers of equipment, sensors and software. A site may employ a full-scale solution (e.g., a fully connected wellsite using Apergy equipment and software) or a more application specific solution (e.g., a controller used for diagnostics on an ESP lift).

Other Production Equipment

Apergy also offers other production equipment including chemical injection systems, flow control valves, oil and water separation, gas conditioning, process heating and pressure vessel products. These products are complementary to our artificial lift and automation technologies offerings and are used by customers in the production of oil and gas. Apergy’s other production equipment allows Apergy to build its share of customers’ wallets and enhances our ability to cross-sell products across the production equipment portfolio. Our other production equipment represented approximately 13% of our Production & Automation Technologies segment revenues in 2017.

Drilling Technologies

Our Drilling Technologies segment generated revenues of $227.7 million in 2017, representing 23% of our total 2017 revenues. In operation for over 30 years, Drilling Technologies provides highly specialized products used in drilling oil and gas wells. We design, manufacture and market PDCs for use in oil and gas drill bits under the US Synthetic brand. Our proprietary PDCs are based on years of innovation and intellectual property development in material science applications including the production of highly stable synthetic diamonds, known as “polycrystalline diamonds.” US Synthetic has historically filed new patents at a rate of over 50 patents per year and has previously received the prestigious Shingo Prize for operational excellence. We believe our highly engineered PDCs are distinguished by their quality, rate of penetration and longevity. PDCs are a relatively small cost to the oil and gas operator in the context of overall drilling costs, but are critical to successful drilling. As a result, we believe our customers value the quality and performance of US Synthetic PDCs over less expensive alternatives because a lower quality PDC can cause unnecessary and expensive drilling delays. Over 95% of our PDCs are custom designed to meet unique customer requirements and are finished to exact customer specification to ensure optimal performance. PDCs are utilized in both vertical and horizontal drilling and need to be replaced as they wear out during the drilling process.

The following graphic illustrates where they key products of our Production & Automation Technologies and Drilling Technologies segments are used at a wellsite.

Apergy’s Strengths

We believe that the following strengths position us well to achieve our primary business objective of creating value for all of our stakeholders, including our customers, employees and stockholders:

Attractive businesses benefiting from favorable industry trends in oil and gas.

We believe that increasing global demand for oil and gas and steady depletion of existing reservoirs will continue to drive investment in the drilling and completion of new wells, despite the current oversupply. The EIA International Energy Outlook forecasts that global tight gas, shale gas and coalbed methane production will grow by 3.6% per annum through 2050, driven primarily by the United States. Additionally, the EIA International Energy Outlook projects that global tight oil production will more than double between 2015 and 2040, growing from 5.0 million barrels of oil per day (“Mmb/d”) in 2015 to 10.3 Mmb/d in 2040. At the same time, we believe the current oil price environment supports increased investment to maximize productivity from existing oil fields and increase the efficiency of oilfield operations. We believe operators’ continued focus on improving per-well economics, driven by a flattening of the WTI forward price curve, and the North American onshore oil and gas industry moving from an exploration phase into a more mature production phase, will increase demand for our artificial lift and wellsite automation solutions.

Substantial presence in growing basins, segments and regions.

84% of our revenue for the year ended December 31, 2017 was generated in North America, where the onshore rig activity was the highest growth region in the oil and gas industry in 2017, achieving a 70% year-over-year increase. Onshore unconventional oil and gas production is expected to continue to grow in North America through 2050, according to the U.S. Energy Information Administration’s 2018 Annual Outlook (the “EIA Annual Outlook”). Apergy has established positions in key North American unconventional basins, such as the Permian, Eagle Ford and Bakken, that are expected to experience continued growth in the coming years. We have also been expanding our presence in key international markets, including the Middle East, Latin America and Australia.

Significant recurring revenue enhances the stability of our results.

Historically, approximately 40% of our revenue is recurring. This includes replacement hardware, such as rod pumps and sucker rods, which replace previously deployed equipment in established producing wells. It also includes equipment service revenue, as well as ongoing revenue connected with our automation offering, particularly subscription-based revenue for automated well monitoring and management. We believe this recurring revenue enhances the predictability and stability of our revenue and cash flow, and helps to mitigate the impact of down market cycles.

Proven business model driving strong relative performance across market cycles.

We have built our business through differentiated technology and application engineering, high customer intimacy and superior customer service, continuous new product innovation and a culture of continuous improvement. We have also focused on delivering products and solutions that are non-commoditized and that we believe are critical to an oil or gas producer’s efficiency and profitability. Through this consistent approach, we have achieved strong relative operating results across market cycles, especially during down cycles, demonstrating the resilience of our business model. Despite the recent oil and gas market downturn, we achieved significant adjusted free cash flow (a non-GAAP measure) during 2015 and 2016, in part through proactive working capital management. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Outlook—Key Performance Indicators and Other Performance Measures” for a definition of adjusted free cash flow.

Industry leadership with strong brand portfolio and reputation for quality, performance and service.

Our products are sold under a collection of premier brands with strong reputations for quality, performance and service in the industry. These brands include Norris, Harbison-Fischer, Accelerated, PCS Ferguson, Oil Lift Technology, Norriseal-Wellmark, Spirit, Quartzdyne, Theta, Windrock and US Synthetic. Our heritage in the oil field equipment industry extends over 60 years. We believe the quality of our brands has enabled us to achieve a strong Net Promoter Score (a measure of customer satisfaction based on customer surveys), which we believe is among the highest in the artificial lift market.

Comprehensive artificial lift portfolio in an attractive market segment.

Artificial lift is one of the fastest growing segments in oilfield equipment, as spending for artificial lift per well has outpaced other areas of growth. According to Spears, the global artificial lift market was approximately $8.3 billion in 2016 and grew approximately 6% in 2017. During the previous oil and gas upcycle from 2009 to

2014, the artificial lift market grew at an average annual rate of approximately 19%, according to Spears. Additionally, according to Spears, artificial lift spending per active rig has grown at an average annual rate of almost 8% between 2006 and 2017. We believe we are well positioned to benefit from this favorable trend with a broad portfolio of artificial lift solutions to drive productivity throughout the lifecycle of the well, including ESP, Rod Lift, PCP, plunger lift, hydraulic and jet lift systems.

Our automation business is well positioned to capitalize on increasing adoption of digital applications by our customers.

As our customers increasingly focus on maximizing the productivity and efficiency of existing wells, we believe they will continue to adopt automation technologies at the wellsite and that our business is well positioned to capitalize on this trend. We believe technology has become increasingly important to the oil and natural gas marketplace as a result of the maturity of the world’s oil and natural gas reservoirs, the acceleration of production decline, the focus on complex well designs and the oil and gas industry’s aging workforce. In the current lower oil price environment, our customers are focused on lowering the cost per barrel produced over the lifecycle of a well and have begun to seek, test and use production-enabling technologies at an increasing rate. We believe that our strong domain expertise, customer access and innovative hardware and proprietary optimization software offer advantages in this regard.

We are an award-winning global leader in PDCs for oil and gas drilling and an important partner to customers in achieving drilling productivity.

Our US Synthetic business has over thirty years of experience in the development and production of PDCs and has achieved a strong leadership position in the industry primarily due to our expertise in diamond science technology and our ongoing commitment to innovation, quality and superior customer service. We custom design PDCs to the specific characteristics of the unique geological formations in which our customers are drilling. We are able to analyze the needs of our customers and deliver customized solutions in a reliable and timely manner, enabling our customers to operate more efficiently and reduce their total drilling costs. US Synthetic is a recognized leader in lean manufacturing and engineering. Currently US Synthetic remains the only upstream oilfield equipment company to receive the Shingo Prize for operational excellence.

Strong operating system that delivers sustainable performance.

We utilize an operating system that we believe distinguishes us from our peers. Our operating system is built on a foundation of a strong Continuous Improvement (“CI”) program that drives relentless focus on business process improvements and eliminating waste. Key focus areas of our operating system include strategic planning, organic growth, pricing, productivity, strategic sourcing and talent management. Our operating system has enabled us to deliver attractive margin and cash flow performance. We also believe this operating system allows us to integrate new businesses effectively and deliver value.

Executive management team with proven track record of success.

Our senior management team will be led by Sivasankaran (“Soma”) Somasundaram, who will serve as our President and Chief Executive Officer (“CEO”). Other members of Apergy’s senior management team include Jay A. Nutt, Senior Vice President and Chief Financial Officer, Paul E. Mahoney, President, Production and Automation Technologies, Robert K. Galloway, President, Drilling Technologies, Syed (“Ali”) Raza, Senior Vice President and Chief Digital Officer and Shankar Annamalai, Senior Vice President Operations. Our senior management team consists of proven industry operators, with an average of 24 years of relevant experience. We believe our senior leadership team has the extensive operational, financial and managerial experience needed to effectively navigate the key opportunities and challenges facing our business today and have been responsible for developing and executing our success to date. For more information regarding the executive officers of Apergy, see “Management.”

Apergy’s Strategies

Our goal is to continue to create stockholder value and to become the leader at the wellsite, driving customer productivity and efficiency. We intend to achieve this goal by executing the following strategies:

Expand market coverage and increase market share in growing unconventional basins.

Onshore unconventional oil and gas production is expected to continue to grow in North America. The EIA International Energy Outlook projects global tight gas, shale gas and coalbed methane production to grow by 3.6% per annum through 2050, driven primarily by the United States. According to the EIA Annual Outlook, shale output in the U.S. is expected to increase by approximately 130% over this period, while U.S. tight oil output will grow by approximately 74%. As a result, North America is projected to become a major exporter of natural gas during this period. Apergy has established positions in key North American unconventional basins, such as the Permian, Eagle Ford and Bakken, that are expected to experience continued growth in the coming years. We intend to expand our market coverage and increase our share in these markets by leveraging our existing customer relationships, sales and service infrastructure and new product initiatives. Key elements of the strategy will include expanding sales coverage, key account management to drive cross selling, targeted product launches to capture market share, data analytics to drive increased customer penetration opportunities and educational programs to drive awareness of our technology differentiation.

Capitalize on increasing customer adoption of automation solutions to drive wellsite productivity.

We believe our customers will increasingly adopt automation solutions to drive productivity and efficiency in the coming years. Technology has become increasingly critical to the oil and natural gas marketplace as a result of the maturity of the world’s oil and natural gas reservoirs, the acceleration of production decline, the focus on complex well designs and the oil and gas industry’s aging workforce. While the aggregate number of wells being drilled per year has fluctuated relative to market conditions, E&P companies have increased expenditures on technology in an effort to improve reservoir performance, increase oil and gas recovery and to lower the cost per barrel produced over the life of a well. Customers continue to seek, test and use production-enabling technologies at an increasing rate. We have invested a substantial amount of our time and resources into building our technology offerings, which help us to provide our customers with more efficient tools to produce oil and natural gas. Apergy’s proprietary automation solutions improve reliability and drive down costs. We offer a full range of automation solutions consisting of equipment, software and full end-to-end IIoT solutions to meet specific customer needs. We believe our automation solutions contribute to a reduction in the breakeven cost of unconventional development, improving the efficient use of capital and operating budgets of our E&P customers. We believe our business will benefit as operators increasingly focus on optimizing production and improving per-well economics. We intend to leverage our extensive customer access and deep domain expertise in these applications to capitalize on this growth trend.

Continue to innovate and expand our product offerings.

We intend to continue our strong track record of developing and launching new and innovative products that drive improved cost-effectiveness, productivity, efficiency and safety for our customers. We operate in a market that is characterized by rapidly changing technology and frequent new product introductions. As a result, we maintain an active research, development and engineering program with a focus on solving customer challenges and developing innovative technologies to improve customer efficiency and profitability. We believe maintaining a robust innovation pipeline will allow us to continue to win market share and increase our penetration in key markets and with key customers. In the near-term, we expect to launch several new products that will help our customers gain efficiency, reduce operating costs and improve safety. Key focus areas for innovation and new product launches include increasing the performance of our artificial lift systems, developing new digital platforms for our production management and asset integrity management solutions, increasing the drilling productivity of our PDC cutters and developing diamond bearings for new applications.

Continue to expand our global reach.

As producing wells in the Middle East continue to age and deplete and shale-based production continues to expand in areas like South America, our globally recognized brands, market ready products and application knowledge offer the opportunity for international market penetration and growth. We believe there will be a substantial opportunity in the coming years to leverage our technologies currently used in unconventional oil and gas production in North America in targeted international markets. To capitalize on these opportunities, we are focused on expanding our operations and capabilities in targeted global markets such as the Middle East, Latin America and Australia, regions which we believe have aging wells and significant unconventional resource development potential. For example, we recently completed an acquisition in Argentina that will give us access to the market and enable us to capitalize on shale developments in that country. We have begun to win tenders in these markets and we expect to continue to build on these successes in the future, especially as these international markets move towards adopting artificial lift and automation technologies.

Continue to drive margin expansion and adjusted free cash flow generation through operational excellence.

We remain focused on driving margin expansion and adjusted free cash flow generation as the oil and gas markets continue to recover. We have a demonstrated track record of strong relative performance through market cycles, including remaining adjusted free cash flow positive throughout the recent oil and gas downturn. We are committed to continuing operational excellence and driving strong performance by utilizing our differentiated operating system. We plan to achieve this through a rigorous focus on improving productivity in our facilities, reducing material costs by strategic sourcing in best value countries, reducing working capital through effective inventory, receivables and payables management and eliminating waste in our processes through lean and CI principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Outlook—Key Performance Indicators and Other Performance Measures” for a definition of adjusted free cash flow.

Expand our technology and product portfolio through selective acquisitions.

In addition to our organic growth initiatives, we may choose to pursue select strategic acquisition opportunities as part of our growth strategy. We benefit from a track record of successfully growing our earnings and technology offering through selective acquisitions. For example, over the last cycle, we expanded our comprehensive artificial lift platform through several acquisitions, including Harbison-Fischer, Oil Lift Technology, PCS Ferguson, and Accelerated. Most recently, we completed the acquisition of an Argentina-based supplier of progressive cavity pump products and services in October of 2017. We have historically employed a disciplined approach to acquisitions focused on opportunities where we believe we can achieve an attractive return on our investment. These have included opportunities that (i) increased our exposure to the most important growth trends in the industry, (ii) added key products and technologies, (iii) enhanced our market position, (iv) expanded our geographic scope and/or (v) provided the opportunity to realize synergies while strengthening our capabilities. To the extent we choose to pursue acquisition opportunities, as part of our disciplined approach, we intend to focus on those that we believe will be accretive to earnings while consistent with our goal to maintain a strong and flexible balance sheet and healthy credit profile. In order to preserve the tax-free nature of the spin-off, we must execute any such transactions in compliance with the tax matters agreement. As a result, the ability of Apergy to engage in, among other things, certain mergers and equity transactions could be limited or restricted for a two-year period following the spin-off. See “Risk Factors—Risks Related to the Separation—Apergy may not be able to engage in certain corporate transactions after the separation.”

Summary Risk Factors

There are a number of risks related to Apergy’s business and the spin-off and related transactions, including:

•	Trends in oil and natural gas prices may affect the drilling and production activity, profitability and financial stability of Apergy’s customers and therefore the demand for, and profitability of, Apergy’s products and services, which could have a material adverse effect on Apergy’s business, results of operations and financial condition.

•	Apergy might be unable to compete successfully with other companies in its industry.

•	If Apergy is unable to develop new products and technologies, its competitive position may be impaired, which could materially and adversely affect its sales and market share.

•	Apergy could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials (including energy) or if Apergy is unable to obtain raw materials.

•	Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs and additional operating restrictions or delays for Apergy’s customers, which could reduce demand for Apergy’s products and negatively impact Apergy’s business, financial condition and results of operations.

•	Apergy’s growth and results of operations may be adversely affected if it is unsuccessful in its capital allocation and acquisition program.

•	Apergy’s products are used in operations that are subject to potential hazards inherent in the oil and natural gas industry and, as a result, Apergy is exposed to potential liabilities that may affect its financial condition and reputation.

•	Apergy’s customers’ industries are undergoing continuing consolidation that may impact Apergy’s results of operations.

•	Apergy is subject to information technology, cybersecurity and privacy risks.

•	Apergy and its customers are subject to extensive environmental and health and safety laws and regulations that may increase Apergy’s costs, limit the demand for Apergy’s products and services or restrict Apergy’s operations. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect Apergy’s results of operations.

•	Apergy is subject to risks relating to its existing international operations and expansion into new geographical markets.

•	Apergy’s business, profitability and reputation could be adversely affected by domestic and foreign governmental and public policy changes, risks associated with emerging markets, changes in statutory tax rates and unanticipated outcomes with respect to tax audits.

•	Failure to attract, retain and develop personnel for key management could have an adverse effect on Apergy’s results of operations, financial condition and cash flows.

•	The credit risks of Apergy’s customer base could result in losses.

•	Apergy’s revenue, operating profits and cash flows could be adversely affected if it is unable to protect or obtain patent and other intellectual property rights.

•	Climate change legislation and regulatory initiatives could result in increased compliance costs for Apergy and its customers.

•	Apergy may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Apergy’s business.

•	Apergy has no history operating as an independent publicly traded company, and Apergy’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of its future results.

These and other risks related to our business and the spin-off are discussed in greater detail under the heading “Risk Factors” in this information statement. You should read and consider all of these risks carefully.

The Separation and Distribution

On December 7, 2017, Dover announced its intention to pursue a plan to separate entities conducting its upstream oil and gas business within its Energy segment from the remainder of its businesses.

In furtherance of this plan, on                 , Dover’s Board of Directors approved the distribution of all of Apergy’s issued and outstanding shares of common stock on the basis of one share of Apergy common stock for every two shares of Dover common stock held as of the close of business on                 , the record date for the distribution.

Apergy’s Post-Separation Relationship with Dover

Apergy will enter into a separation and distribution agreement with Dover, which is referred to in this information statement as the “Separation and Distribution Agreement.” In connection with the separation, Apergy will enter into various other agreements to effect the separation and provide a framework for its relationship with Dover after the separation. These other agreements will include a transition services agreement, a tax matters agreement, and an employee matters agreement. These agreements will provide for the allocation between Apergy and Dover of Dover’s and Apergy’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Apergy’s separation from Dover, and will govern certain relationships between Apergy and Dover after the separation. For additional information regarding the Separation and Distribution Agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

Reasons for the Separation

Apergy currently is a wholly owned subsidiary of Dover that was formed to hold certain entities, assets and liabilities conducting Dover’s upstream oil and gas business within its Energy segment. The separation of Apergy from Dover and the distribution of Apergy’s common stock are intended to provide you with equity investments in two separate companies that will be able to focus on each of their respective businesses. Dover’s Board of Directors believes that separating the Apergy businesses from the remainder of Dover’s businesses is in the best interests of Dover and its stockholders for a number of reasons, including that:

•	The separation will allow each company to more effectively pursue its own distinct operating priorities and strategies, and will enable the management of both companies to pursue separate opportunities for long-term growth and profitability, and to recruit, retain and motivate employees pursuant to compensation policies which are appropriate for their respective lines of business.

•	The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital.

•	Dover’s Board of Directors believes that Dover’s businesses and Apergy’s businesses appeal to different types of investors with different industry focuses, investment goals and risk profiles. Dover and Apergy have different investment and business characteristics, including different opportunities for growth, capital structures, business models and financial returns. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s businesses and to invest in each company separately based on these distinct characteristics.

•	The separation will create an independent equity structure that will afford Apergy direct access to capital markets and will facilitate the ability to capitalize on its unique growth opportunities and effect future acquisitions utilizing, among other types of consideration, shares of its common stock. Furthermore, an independent structure should enable each company to provide equity incentive compensation arrangements for its key employees that are directly related to the market performance of each company’s common stock. Dover’s Board of Directors believes such equity-based compensation arrangements should provide enhanced incentives for performance, and improve the ability for each company to attract, retain and motivate qualified personnel.

Dover’s Board of Directors also considered a number of potentially negative factors in evaluating the separation, including the following:

•	Apergy estimates that its annual post-separation corporate overhead costs and public company expenses will be approximately $35 million, which is approximately $12 million higher than the expenses allocated from Dover in the combined financial statements for the year ended December 31, 2017. This increase is due to estimated incremental costs required to operate as a stand-alone public company and anticipated dissynergies due to operational separation and loss of scale. For example, as a current part of Dover, Apergy takes advantage of Dover’s size and consolidated purchasing power in procuring certain goods and services (including professional services). After the separation, as a separate, independent entity, Apergy may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Dover obtained prior to the separation. Apergy may also incur costs for certain functions previously performed by or shared with Dover, such as accounting, tax, finance, legal, human resources, information technology, back-office services, other general and administrative functions and regional management, that are higher than the amounts reflected in Apergy’s historical financial statements, which could cause Apergy’s profitability to decrease. The impact of certain costs and dissynergies of operational separation are difficult to quantify, and Apergy’s estimate of annual post-separation corporate overhead costs and public company expenses involves significant risks, judgments, uncertainties and assumptions that could cause actual results to differ materially from management’s estimates. See “Cautionary Statement Concerning Forward-Looking Statements.”

•	The actions required to separate Dover’s and Apergy’s respective businesses could disrupt Apergy’s operations. For example, the energy and focus required to complete the separation could require substantial time and attention from Apergy’s management team, thereby distracting management’s attention from the management and operations of Apergy’s business.

•	In addition to the increase in anticipated annual post-separation corporate overhead costs and public company expenses from historical allocations, certain costs and liabilities that were otherwise less significant to Dover as a whole will be more significant for Apergy as a stand-alone company. This is due to the smaller relative size of Apergy as compared to Dover.

•	Apergy expects to incur certain one-time costs in connection with the transition to being a stand-alone public company of approximately $38.2 million. The estimated costs include: (a) $10.2 million for tax liabilities due to Dover under the tax matters agreement; (b) $16.1 million of costs relating to entering into new financing arrangements; and (c) $11.9 million of accounting, tax, legal and other professional service costs, recruiting and relocation costs associated with hiring key senior management personnel new to Apergy, costs to separate information systems and rebranding costs.

•	Apergy may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Apergy’s business; (b) following the separation, Apergy may be more susceptible to market fluctuations and other events particular to one or more of Apergy’s products than if it were still a part of Dover; and (c) following the separation, Apergy’s business will be less diversified than Dover’s business prior to the separation.

•	The ability of Apergy to engage in certain mergers and equity transactions could be limited or restricted for a two-year period following the spin-off in order to preserve the tax-free nature of the spin-off. See “Risk Factors—Risks Related to the Separation—Apergy may not be able to engage in certain corporate transactions after the separation.”

Notwithstanding these costs and risks, and taking into account the factors discussed above, Dover’s Board of Directors concluded that a separation provided the best opportunity to achieve the above benefits and enhance stockholder value.

As part of its review of strategic alternatives for the separation of its upstream energy businesses, Dover’s Board of Directors considered a number of options, including a tax-free spin-off, sale or other strategic combination. Upon completing this assessment, Dover’s Board of Directors determined that a tax-free spin-off was the option that would create the best long-term results for the businesses and the most value for shareholders.

For more information, see the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Description of New Indebtedness of Apergy

Following the effectiveness of the registration statement of which this information statement forms a part, but prior to the completion of the distribution, Apergy expects to incur approximately $703.5 million in new indebtedness (net of original issue discount and deferred financing costs). The indebtedness is expected to comprise a mix of a seven year senior secured term loan, eight year senior notes and a partially drawn five year senior secured revolving credit facility. The proceeds of this borrowing will be paid to Dover. The actual mix of Apergy’s debt, and the amount of cash proceeds received, are directly related to and will depend on a number of factors, including market conditions at the time Apergy incurs the debt. See the sections entitled “Capitalization” and “Unaudited Pro Forma Combined Financial Information.”

Apergy’s Material Separation Payments and Costs

It is anticipated that the only material payments to be made by Apergy to Dover in connection with the separation will relate to any payments to be made as part of the reorganization step plan, which is expected to include the use of proceeds from new third party debt expected to be incurred by Apergy. As described above, the proceeds of this borrowing will be paid to Dover. See the sections entitled “Capitalization” and “Unaudited Pro Forma Combined Financial Information.”

Dover has informed Apergy that Dover expects to incur and pay one-time costs associated with the separation, including legal and advisory costs, of approximately $60 million. In connection with the spin-off, Apergy expects to incur certain one-time costs of approximately $38.2 million. The estimated costs include: (a) $10.2 million for tax liabilities due to Dover under the tax matters agreement; (b) $16.1 million of costs relating to entering into new financing arrangements; and (c) $11.9 million of accounting, tax, legal and other professional service costs, recruiting and relocation costs associated with hiring key senior management personnel new to Apergy, costs to separate information systems and rebranding costs.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	the inclusion of three years of selected historical financial information rather than five years in this information statement;

•	reduced disclosure about our executive compensation arrangements;

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of the spin-off; (2) the last day of the first fiscal year during which our annual gross revenue was $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have elected to take advantage of the provisions permitting reduced disclosure regarding executive compensation arrangements in this information statement, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Corporate Information

Apergy Corporation was incorporated in Delaware on October 10, 2017 under the name Wellsite Corporation and was renamed Apergy Corporation on February 2, 2018. Apergy Corporation was formed for the purpose of holding certain entities, assets and liabilities conducting Dover’s upstream oil and gas business within its Energy segment in connection with the separation and distribution described herein. Prior to the contribution of this business to Apergy Corporation, which will occur prior to the distribution, Apergy Corporation will have no operations. The address of Apergy’s principal executive offices is 2445 Technology Forest Blvd, Building 4, 9th Floor, The Woodlands, Texas 77381. Apergy’s telephone number is (281) 403-5772.

Apergy also maintains an Internet site at                . Apergy’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Questions And Answers About The Separation And Distribution

What is Apergy and why is Dover separating Apergy’s business and distributing Apergy’s stock?	Apergy currently is a wholly owned subsidiary of Dover that was formed to hold certain entities, assets and liabilities conducting Dover’s upstream oil and gas business within its Energy segment. The separation of Apergy from Dover and the distribution of Apergy common stock are intended to provide you with equity investments in two separate companies that will be able to focus on each of their respective businesses. Dover and Apergy expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Background” and “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	Dover is delivering this document to you because you are a holder of Dover common stock. If you are a holder of Dover common stock as of the close of business on , the record date for the distribution, you will be entitled to receive one share of Apergy common stock for every two shares of Dover common stock that you hold at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in Dover and your investment in Apergy after the separation.

How will the separation of Apergy from Dover work?	The separation will be accomplished through a series of transactions in which (i) the equity interests of the entities that hold certain assets and liabilities conducting Dover’s upstream oil and gas business within its Energy segment will be transferred to Apergy, (ii) other assets and liabilities will be assigned to or assumed by Apergy and (iii) Dover will then distribute all of the outstanding shares of common stock of Apergy to Dover’s stockholders on a pro rata basis as a distribution.

Why is the separation of Apergy structured as a distribution?	Dover believes that a tax-free distribution of shares in the United States of Apergy to the Dover stockholders is an efficient way to separate its upstream energy businesses in a manner that will create long-term value for Dover, Apergy and their respective stockholders.

What is the record date for the distribution?	The record date for the distribution will be .

When will the distribution occur?	It is expected that all of the shares of Apergy common stock will be distributed by Dover after the close of trading on the New York Stock Exchange (“NYSE”) on , to holders of record of Dover common stock as of the close of business on , the record date. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met.

What do stockholders need to do to participate in the distribution?	Stockholders of Dover as of the record date will not be required to take any action to receive Apergy common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing Dover common stock or take any other action to receive your shares of Apergy common stock. Please do not send in your Dover stock certificates.

Will I have appraisal rights in connection with the separation and distribution?	No. Holders of Dover common stock are not entitled to appraisal rights in connection with the separation and distribution.

Will I receive physical certificates representing shares of Apergy common stock following the separation?	No. Following the separation, Apergy will not issue physical certificates representing shares of Apergy common stock. If you own Dover common stock as of the close of business on the record date, Dover, with the assistance of Computershare Inc. and Computershare Trust Company, N.A., which together are the distribution agent, will electronically distribute shares of Apergy common stock to you or to your brokerage firm on your behalf by way of direct registration form. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. Computershare Inc. or Computershare Trust Company, N.A. will mail you a book-entry account statement that reflects your shares of Apergy common stock, or your bank or brokerage firm will credit your account for the shares.

Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Apergy common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

How many shares of Apergy common stock will I receive in the distribution?	Dover will distribute to you one share of Apergy common stock for every two shares of Dover common stock held by you as of the record date. Based on approximately 154.5 million shares of Dover common stock outstanding as of December 31, 2017, a total of approximately 77.4 million shares of Apergy common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.”

Will Apergy issue fractional shares of its common stock in the distribution?	No. Apergy will not issue fractional shares of its common stock in the distribution. Fractional shares that Dover stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will be taxable to the recipient stockholders for U.S. federal income tax purposes as described in the section entitled “Material U.S. Federal Income Tax Consequences.”

What are the conditions to the distribution?	The distribution is subject to the satisfaction, or Dover’s waiver, of a number of conditions, including, among others:

•	The U.S. Securities and Exchange Commission (“SEC”) will have declared effective the registration statement of which this information statement forms a part, and no stop order relating to the registration statement will be in effect.

•	The NYSE will have approved the listing of Apergy’s common stock, subject to official notice of issuance.

•	Dover will have received either (i) a private letter ruling from the Internal Revenue Service (the “IRS”) together with an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code or (ii) an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code.

•	All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution will have been received.

•	No order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions will be in effect, pending, threatened or issued.

•	The reorganization and separation of the Dover and Apergy businesses prior to the distribution will have been effectuated in all material respects.

•	The Board of Directors of Dover will have declared the distribution and approved all related transactions.

•	Apergy and Dover will have entered into certain agreements in connection with the separation and distribution and Apergy will have entered into certain financing arrangements prior to or concurrent with the distribution.

•	All governmental approvals necessary to consummate the distribution will have been received.

•	The Board of Directors of Dover will have received an opinion from an independent appraisal firm confirming the solvency of Dover and Apergy after the distribution and Dover’s compliance with surplus requirements under Delaware law. Dover has engaged Houlihan Lokey Capital, Inc. to provide this opinion.

•	No events or developments shall have occurred or exist that, in the sole and absolute judgment of the Dover Board of Directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of Dover or its stockholders.

Dover and Apergy cannot assure you that any or all of these conditions will be met and Dover may waive any of the conditions to the distribution to the extent such waiver is permitted by applicable law. The fulfillment of the foregoing conditions does not create any obligations on Dover’s part to effect the distribution, and Dover’s Board of Directors has reserved the right, in its sole discretion, to abandon, or modify or change the terms of, the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date. For a more complete discussion of all of the conditions to the distribution, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?	The completion and timing of the separation are dependent upon a number of conditions. It is expected that the shares of Apergy common stock will be distributed by Dover after the close of trading on the NYSE on to the holders of record of common stock of Dover at the close of business on , the record date. However, no assurance can be provided as to the timing of the separation or that all conditions to the separation will be met.

Can Dover decide to cancel the distribution of Apergy common stock even if all the conditions have been met?	Yes. Until the distribution has occurred, Dover has the unilateral and sole and exclusive right to terminate the distribution for any reason, even if all of the conditions are satisfied. See the section entitled “The Separation and Distribution—Conditions to the Distribution.”

What if I want to sell my Dover common stock or my Apergy common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading?	Beginning at least one trading day before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in Dover common stock: a “regular-way” market and an “ex-distribution” market. Shares of Dover common stock that trade in the “regular-way” market will trade with an entitlement to shares of Apergy common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Apergy common stock distributed pursuant to the distribution.

If you decide to sell any common stock of Dover before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your common stock of Dover with or without your entitlement to Apergy common stock pursuant to the distribution.

Where will I be able to trade shares of Apergy common stock?	Apergy intends to apply to list its common stock on the NYSE under the symbol “APY.” Apergy anticipates that trading in shares of its common stock will begin on a “when-issued” basis at least one trading day before the record date and will continue up to and through the distribution date and that “regular-way” trading in Apergy common stock will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell Apergy common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Apergy cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of common stock of Dover?	Dover common stock will continue to trade on the NYSE under the symbol “DOV” after the distribution.

Will the number of shares of Dover common stock that I own change as a result of the distribution?	No. The number of shares of Dover common stock that you own will not change as a result of the distribution.

What are the material U.S. federal income tax consequences of the contribution and the distribution?	It is a condition to the completion of the distribution that Dover receive either (i) a private letter ruling from the IRS together with an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code, and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code or (ii) an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code. Accordingly, and so long as the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Apergy’s common stock pursuant to the distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of Apergy’s common stock.

For more information regarding the potential U.S. federal income tax consequences to Apergy, Dover and to you of the separation and distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

What are the material state, local and foreign income tax consequences of the separation and distribution?	The private letter ruling and/or opinion of Dover’s tax counsel will not address the state, local or foreign income tax consequences of the separation and the distribution. You should consult your tax advisor about the particular state, local and foreign tax consequences of the distribution to you, which consequences may differ from those described in the section entitled “Material U.S. Federal Income Tax Consequences.”

How will I determine my tax basis in the Apergy shares I receive in the distribution?	For U.S. federal income tax purposes, your aggregate tax basis in the shares of Dover common stock that you hold and the Apergy common stock received in the distribution (including any fractional share interest in Apergy common stock for which cash is received) will equal the aggregate tax basis in the shares of Dover common stock held by you immediately before the distribution, allocated between your Dover common stock and the Apergy common stock (including any fractional share interest in Apergy common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of federal, state, local and foreign tax laws.

What will Apergy’s relationship be with Dover following the separation?	Following the separation and distribution, the relationship between Apergy and Dover will be governed by, among others, a separation and distribution agreement, a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between Apergy and Dover of Dover’s and Apergy’s assets, employees, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Apergy’s separation from Dover. For additional information regarding these agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

Who will manage Apergy after the separation?	Apergy benefits from having in place a management team with an extensive background in the business of serving the oil and gas drilling and production industry. Led by Sivasankaran Somasundaram, who will be Apergy’s President and CEO after the separation, Apergy’s management team possesses deep knowledge of, and extensive experience in, its industry. In addition to Mr. Somasundaram, other members of Apergy’s senior management team include:

•	Jay A. Nutt, Senior Vice President and Chief Financial Officer

•	Paul E. Mahoney, President, Production and Automation Technologies

•	Robert K. Galloway, President, Drilling Technologies

•	Syed Raza, Senior Vice President and Chief Digital Officer

•	Shankar Annamalai, Senior Vice President Operations

For more information regarding Apergy’s management, see “Management.”

Are there risks associated with owning Apergy common stock?	Yes. Ownership of Apergy common stock is subject to both general and specific risks relating to Apergy’s business, the industry in which it operates, its ongoing contractual relationships with Dover and its status as a separate, publicly traded company. Ownership of Apergy common stock is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement. You are encouraged to read that section carefully.

Does Apergy plan to pay dividends?

The timing, declaration, amount of and payment of any dividends following the separation by Apergy is within the discretion of its Board of Directors and will depend upon many factors, including Apergy’s financial condition, earnings, capital requirements of its operating subsidiaries, restrictions under debt agreements or other contractual obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by its Board of Directors. Moreover, if Apergy determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. See “Dividend Policy.”

Will Apergy incur any debt prior to or at the time of the distribution?	Following the effectiveness of the registration statement of which this information statement forms a part, but prior to the completion of the distribution, Apergy expects to incur approximately $703.5 million in new indebtedness (net of original issue discount and deferred financing costs). The indebtedness is expected to comprise a mix of a seven year senior secured term loan, eight year senior notes and a partially drawn five year senior secured revolving credit facility. The proceeds of this borrowing will be paid to Dover. The actual mix of Apergy’s debt, and the amount of cash proceeds received, are directly related to and will depend on a number of factors, including market conditions at the time Apergy incurs the debt. See the sections entitled “Capitalization” and “Unaudited Pro Forma Combined Financial Information.”

Who will be the distribution agent, transfer agent, and registrar for the Apergy common stock?	The distribution agent for Apergy’s common stock will be Computershare Inc. and Computershare Trust Company, N.A. The transfer agent and registrar for Apergy’s common stock will be Computershare Trust Company, N.A. For questions relating to the transfer or mechanics of the stock distribution, you should contact:

Computershare Investor Services

P.O. Box 505000

Louisville, KY 40233

(888) 567-8341

If your shares of Dover common stock are held by a bank, broker or other nominee, you may call the Corporate Secretary of Dover at (630) 541-1540.

Where can I find more information about Dover and Apergy?	Before the distribution, if you have any questions relating to Dover’s business performance, you should contact:

Dover Corporation

Investor Relations

3005 Highland Parkway

Downers Grove, Illinois 60515

After the distribution, Apergy stockholders who have any questions relating to Apergy should contact Apergy at:

Apergy Corporation

Investor Relations

2445 Technology Forest Blvd

Building 4, 9th Floor

The Woodlands, Texas 77381

Summary Of The Separation And Distribution

Distributing company	Dover Corporation, a Delaware corporation. After the distribution, Dover will not own any shares of Apergy’s common stock.

Distributed company	Apergy Corporation, a Delaware corporation, is a wholly owned subsidiary of Dover that was formed in 2017 and that, at the time of the distribution, will hold, through its subsidiaries, certain entities, assets and liabilities conducting Dover’s upstream oil and gas business within its Energy segment. After the distribution, Apergy will be an independent, publicly traded company.

Record date	The record date for the distribution will be .

Distribution date	It is expected that all of the shares of Apergy common stock will be distributed by Dover after the close of trading on the New York Stock Exchange on , to holders of record of Dover common stock as of the close of business on , the record date. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met.

Distributed securities	All of the shares of Apergy common stock owned by Dover, which will be 100% of Apergy’s common stock outstanding immediately prior to the distribution. Based on the approximately 154.5 million shares of Dover’s common stock outstanding on December 31, 2017, and applying the distribution ratio of one share of Apergy common stock for every two shares of Dover common stock, Dover will distribute approximately 77.4 million shares of Apergy common stock to Dover stockholders who hold Dover’s common stock as of the record date. The number of shares that Dover will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of Apergy common stock, as described below.

Following the effectiveness of the registration statement of which this information statement forms a part, but prior to the completion of the distribution, Apergy will effect a stock dividend, stock split or reclassification so that Dover holds a number of shares of Apergy common stock equal to the number to be distributed by Dover to its stockholders.

Distribution ratio	Each holder of Dover common stock will receive one share of Apergy common stock for every two shares of Dover common stock held as of the close of business on , the record date. Cash will be distributed in lieu of fractional shares, as described below.

Fractional shares

Dover will not distribute any fractional shares of Apergy common stock to Dover stockholders. Fractional shares that Dover stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent.

The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will be taxable to the recipient stockholders for U.S. federal income tax purposes as described in the section entitled “Material U.S. Federal Income Tax Consequences.”

Distribution method	Apergy common stock will be issued only by direct registration form. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution.

Conditions to the distribution	The distribution is subject to the satisfaction, or Dover’s waiver, of a number of conditions, including, among others:

•	The SEC will have declared effective the registration statement of which this information statement forms a part, and no stop order relating to the registration statement will be in effect.

•	The NYSE will have approved the listing of Apergy’s common stock, subject to official notice of issuance.

•	Dover will have received either (i) a private letter ruling from the IRS together with an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code, and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code or (ii) an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code.

•	All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution will have been received.

•	No order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions will be in effect, pending, threatened or issued.

•	The reorganization and separation of the Dover and Apergy businesses prior to the separation and distribution will have been effectuated in all material respects.

•	The Board of Directors of Dover will have declared the distribution and approved all related transactions.

•	Apergy and Dover will have entered into certain agreements in connection with the separation and distribution and Apergy will have entered into certain financing arrangements prior to or concurrent with the separation.

•	All governmental approvals necessary to consummate the distribution will have been received

•	The Board of Directors of Dover will have received an opinion from an independent appraisal firm confirming the solvency of Dover and Apergy after the distribution and Dover’s compliance with surplus requirements under Delaware law. Dover has engaged Houlihan Lokey Capital, Inc. to provide this opinion.

•	No events or developments shall have occurred or exist that, in the sole and absolute judgment of the Dover Board of Directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of Dover or its stockholders.

Dover and Apergy cannot assure you that any or all of these conditions will be met and Dover may waive any of the conditions to the distribution to the extent such waiver is permitted by applicable law. The fulfillment of the foregoing conditions does not create any obligations on Dover’s part to effect the distribution, and Dover’s Board of Directors has reserved the right, in its sole discretion, to abandon, or modify or change the terms of, the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date. For a more complete discussion of all of the conditions to the distribution, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

Apergy’s post-separation relationship with Dover	Following the separation and distribution, Apergy and Dover will operate separately, each as an independent public company. Prior to the separation and distribution, Apergy and Dover will enter into agreements that will govern their relationship after the distribution, including, among others, a separation and distribution agreement, a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between Apergy and Dover of Dover’s and Apergy’s assets, employees, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Apergy’s separation from Dover.

Forms of the primary separation agreements have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and a summary of these agreements are contained in the section entitled “Certain Relationships and Related Person Transactions.” The terms of the agreements described in the section entitled “Certain Relationships and Related Person Transactions” that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to Apergy’s separation from Dover. No changes may be made after Apergy’s separation from Dover without Apergy’s consent. For additional risks associated with these agreements, see the section entitled “Risk Factors—Risks Related to the Separation.”

Description of Apergy’s capital stock	Apergy’s amended and restated certificate of incorporation and amended and restated by-laws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Apergy’s Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of Apergy’s stockholders to call a special meeting or act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of Apergy’s Board of Directors to issue preferred stock without stockholder approval;

•	the division of Apergy’s Board of Directors into three approximately equal classes of directors until the third annual meeting of stockholders following the separation, after which directors will be elected annually;

•	a provision that stockholders may only remove directors for cause while Apergy’s Board of Directors is classified;

•	the exclusive ability of Apergy’s directors, rather than stockholders, to fill vacancies (including those resulting from an enlargement of the Board of Directors) on Apergy’s Board of Directors;

•	a provision that Apergy’s Board of Directors is expressly authorized to make, alter, or repeal Apergy’s amended and restated by-laws and that its stockholders may only amend its bylaws or amend certain provisions of its amended and restated certificate of incorporation with the approval of 80% or more of all of the outstanding shares of its capital stock entitled to vote, provided, however that, effective as of the completion of the third annual meeting of stockholders following the separation, the provision relating to the 80% voting threshold will be of no force and effect, and stockholders may thereafter amend Apergy’s amended and restated bylaws or certain provisions of its amended and restated certificate of incorporation with the approval of a majority of all of the outstanding shares of its capital stock entitled to vote; and

•	Apergy will be subject to Section 203 of the Delaware General Corporation Law (“DGCL”) which provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

For additional information regarding the material terms of Apergy’s capital stock that will be contained in the amended and restated certificate of incorporation and by-laws, see the section entitled “Description of Apergy Capital Stock.”

Stock exchange listing	Apergy intends to apply to have its common stock authorized for listing on the NYSE under the symbol “APY”.

Apergy’s material separation payments and costs	It is anticipated that the only material payments to be made by Apergy to Dover in connection with the separation will relate to any payments to be made as part of the reorganization step plan, which is expected to include the use of proceeds from new third party debt incurred by Apergy. As described above, the proceeds of this borrowing will be paid to Dover. See the sections entitled “Capitalization” and “Unaudited Pro Forma Combined Financial Information.”

Dover has informed Apergy that Dover expects to incur and pay one-time costs associated with the separation, including legal and advisory costs, of approximately $60 million. In connection with the spin-off, Apergy expects to incur certain one-time costs of approximately $38.2 million. The estimated costs include: (a) $10.2 million for tax liabilities due to Dover under the tax matters agreement; (b) $16.1 million of costs relating to entering into new financing arrangements; and (c) $11.9 million of accounting, tax, legal and other professional service costs, recruiting and relocation costs associated with hiring key senior management personnel new to Apergy, costs to separate information systems and rebranding costs.

Dividend policy	The timing, declaration, amount of and payment of any dividends following the separation by Apergy is within the discretion of its Board of Directors and will depend upon many factors, including Apergy’s financial condition, earnings, capital requirements of its operating subsidiaries, restrictions under debt agreements or other contractual obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by its Board of Directors. Moreover, if Apergy determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. See the section entitled “Dividend Policy.”

Transfer agent	The transfer agent for Apergy’s common stock will be Computershare Trust Company, N.A.

U.S. federal income tax consequences	It is a condition to the completion of the distribution that Dover receive either (i) a private letter ruling from the IRS together with an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code, and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code or (ii) an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code. Accordingly, and so long as the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Apergy’s common stock pursuant to the distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of Apergy’s common stock. For more information regarding the potential U.S. federal income tax consequences to Apergy, Dover and to you of the separation and distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

Summary Historical And Unaudited Pro Forma Combined Financial Information

Set forth below are summary historical financial and other data. The combined balance sheet data as of December 31, 2017 and 2016, the combined statements of earnings data and the combined statements of cash flows data for the years ended December 31, 2017, 2016 and 2015 have been derived from Apergy’s audited financial statements included elsewhere in this information statement, with the exception of basic and diluted earnings per share and weighted average number of shares used in calculating earnings per share presented in the Per share section for the years ended December 31, 2017, 2016 and 2015, which are presented on a pro forma basis. The combined balance sheet data as of December 31, 2015 has been derived from Apergy’s audited financial statements that are not included in this information statement. The historical financial data includes costs of Apergy’s businesses, which include the allocation of certain corporate expenses from Dover. Apergy believes these allocations were made on a reasonable basis. The summary financial information may not be indicative of Apergy’s future performance as an independent company. It should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and corresponding notes, the audited combined financial statements and corresponding notes included elsewhere in this information statement.

Also set forth below are summary unaudited pro forma statements of earnings data for the twelve-month period ended December 31, 2017, which assume that the separation occurred as of January 1, 2017. The summary unaudited pro forma balance sheet data as of December 31, 2017 assumes that the separation occurred as of December 31, 2017. The pro forma adjustments are based upon available information and assumptions that Apergy believes are reasonable. The summary unaudited pro forma financial information does not purport to represent what the financial position or results of operations of Apergy would have been if Apergy had operated as an independent company during the periods presented or if the transactions described therein had actually occurred as of the dates indicated, nor does it project the financial position at any future date or the results of operations for any future period. Please see the notes to the unaudited pro forma combined financial statements included elsewhere in this information statement for a discussion of adjustments reflected in the pro forma combined financial statements.

	Pro Forma	Historical
(Dollars in thousands)	Year Ended December 31, 2017	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Statements of Earnings Data:
Revenue	$1,009,591	$1,009,591	$751,337	$1,076,680
Cost of goods and services	648,243	648,243	510,842	693,702

Gross profit	361,348	361,348	240,495	382,978
Selling, general and administrative expenses	262,398	262,398	250,576	294,062

Operating earnings (loss)	98,950	98,950	(10,081)	88,916
Other expense, net	41,694	9,666	8,753	11,651

Earnings (loss) before (benefit from) provision for income taxes	57,256	89,284	(18,834)	77,265
(Benefit from) provision for income taxes	(34,246)	(22,284)	(8,043)	24,131

Net earnings (loss)	91,502	111,568	(10,791)	53,134

Less: Net earnings attributable to noncontrolling interest	930	930	1,851	1,436

Net earnings (loss) attributable to Company	$90,572	$110,638	$(12,642)	$51,698

	Pro Forma	Historical
(Dollars in thousands)	Year Ended December 31, 2017	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015
Per share:
Earnings (loss) per share:
Basic (1)	$1.16			$(0.16)		$0.66
Diluted (1)	$1.15			$(0.16)		$0.66
Weighted average number of shares used in calculating earnings (loss) per share:
Basic (1)	77,842			77,842		77,842
Diluted (1)	78,872			78,872		78,872
Balance Sheet Data (at period end):
Cash and cash equivalents	$23,712	$23,712		$26,027		$10,417
Property, plant and equipment, net	211,832	211,832		201,747		232,886
Total assets	1,908,674	1,904,775		1,850,895		1,983,379
Total current liabilities	161,421	151,065		112,694		127,954
Total Parent Company equity	918,616	1,635,285		1,546,322		1,639,865
Total equity	923,365	1,640,034		1,551,353		1,644,993
Statements of Cash Flows Data:
Net cash provided by operating activities		$62,394		$128,580		$207,903
Net cash used in investing activities		(31,983)		(26,899)		(26,333)
Net cash used in financing activities		(33,003)		(85,981)		(194,977)
Other Data:
Adjusted Working Capital (2)		$304,789		$257,763		$310,025
Adjusted Free Cash Flow (3)		$63,097		$81,004		$108,916
Production & Automation Technologies:
Segment earnings (loss)		$24,889		$(21,687)		$58,446
Adjusted segment EBITDA (4)		$131,739		$90,677		$180,808
Adjusted segment EBITDA margin (4)		16.8%		14.2%		19.8%
Bookings (5)		$792,817		$625,149		$869,947
Book-to-bill ratio (5)		1.01	x	.98	x	.95	x
Drilling Technologies:
Segment earnings		$74,317		$8,397		$26,819
Adjusted segment EBITDA (4)		$86,267		$23,250		$45,679
Adjusted segment EBITDA margin (4)		37.9%		20.5%		27.8%
Bookings (5)		$232,796		$118,433		$160,756
Book-to-bill ratio (5)		1.02	x	1.05	x	0.98	x

(1)	For the year ended December 31, 2017, basic and diluted earnings per share represent pro forma net earnings attributable to Company divided by pro forma weighted average basic and diluted shares, respectively. For the years ended December 31, 2016 and 2015, basic and diluted earnings per share represent historical net earnings (loss) attributable to Company divided by pro forma weighted average basic and diluted shares, respectively. Pro forma weighted average basic and diluted shares are based on the weighted average shares of Apergy’s common stock assumed to be outstanding on the distribution date, which is based on the weighted average basic and diluted shares outstanding of Dover’s common stock during 2017, assuming a distribution ratio of one share of Apergy common stock for every two shares of Dover common stock outstanding. This calculation may not be indicative of Apergy’s actual common stock outstanding on the distribution date as there may be transactions that will impact Dover’s outstanding common stock, such as share repurchases, that will impact the actual number of shares distributed.

(2)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Outlook—Key Performance Indicators and Other Performance Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosures” for the definition of Adjusted Working Capital.
(3)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Outlook—Key Performance Indicators and Other Performance Measures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Liquidity and Capital Resources—Adjusted Free Cash Flow” for the definition of Adjusted Free Cash Flow and reconciliation to cash flow provided by operating activities, which we believe is the most closely comparable GAAP financial measure.
(4)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Outlook—Key Performance Indicators and Other Performance Measures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosures” for the definitions of Adjusted segment EBITDA and Adjusted segment EBITDA margin.
(5)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Outlook—Key Performance Indicators and Other Performance Measures” for a description of Bookings and Book-to-bill ratio.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating Apergy and Apergy’s common stock. Any of the following risks could materially and adversely affect Apergy’s business, financial condition, results of operations and cash flows. The risk factors generally have been separated into three groups: risks related to Apergy’s business, risks related to the separation and risks related to Apergy’s common stock.

Risks Related to Apergy’s Business

Trends in oil and natural gas prices may affect the drilling and production activity, profitability and financial stability of Apergy’s customers and therefore the demand for, and profitability of, Apergy’s products and services, which could have a material adverse effect on Apergy’s business, results of operations and financial condition.

The oil and gas industry is cyclical in nature and experiences periodic downturns of varying length and severity. Most recently, the oil and gas industry experienced a significant downturn in 2015 and 2016. Apergy’s ability to manage periodic industry downturns is important to its business, results and prospects. Demand for Apergy’s energy products and services is sensitive to the level of drilling and production activity of, and the corresponding capital spending by, oil and natural gas companies. The level of drilling and production activity is directly affected by trends in oil and natural gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:

•	worldwide economic activity;

•	the level of exploration and production activity;

•	interest rates and the cost of capital;

•	environmental regulation;

•	federal, state and foreign policies regarding exploration and development of oil and gas;

•	the ability and/or desire of OPEC and other major producers to set and maintain production levels and pricing;

•	governmental regulations regarding future oil and gas exploration and production;

•	the cost of exploring and producing oil and gas;

•	the pace of adoption and cost of developing alternative energy sources;

•	the availability, expiration date and price of onshore and offshore leases;

•	the discovery rate of new oil and gas reserves in onshore and offshore areas;

•	the success of drilling for oil and gas in unconventional resource plays such as shale formations;

•	alternative opportunities to invest in onshore exploration and production opportunities;

•	domestic and global political and economic uncertainty, socio-political unrest and instability, terrorism or hostilities;

•	technological advances; and

•	weather conditions.

Oil and gas prices and the level of drilling and production activity have been characterized by significant volatility in recent years. In particular, the prices of oil and natural gas were highly volatile in 2014 and 2015 and declined dramatically. Prices of oil began to recover in late 2016 but there can be no assurance that increases will continue. Apergy expects continued volatility in both crude oil and natural gas prices, as well as in the level of drilling and production related activities. Even the perception of longer-term lower oil and natural gas prices can reduce or defer major capital expenditures by Apergy’s customers in the oil and gas industry. A significant downturn in the industry could result in the reduction in demand for Apergy’s products and services, and could have a material adverse effect on Apergy’s business, results of operations, financial condition and cash flows.

Apergy might be unable to compete successfully with other companies in its industry.

The markets in which Apergy operates are highly competitive. The principal competitive factors in Apergy’s markets are customer service, product quality and performance, price, breadth of product offering, market expertise and innovation. In some of Apergy’s product and service offerings, it competes with the oil and natural gas industry’s largest oilfield service providers. These large national and multi-national companies may have longer operating histories, greater financial, technical, and other resources, greater brand recognition, and a stronger presence in geographic markets than Apergy. In addition, Apergy competes with many smaller companies capable of competing effectively on a regional or local basis. Apergy’s competitors may be able to respond more quickly to new or emerging technologies and services, and changes in customer requirements. Many contracts are awarded on a bid basis, which further increases competition based on price. As a result of competition, Apergy may lose market share or be unable to maintain or increase prices for its present services, or to acquire additional business opportunities, which could have a material adverse effect on Apergy’s business, results of operations, financial condition and cash flows.

If Apergy is unable to develop new products and technologies, its competitive position may be impaired, which could materially and adversely affect its sales and market share.

The markets in which Apergy operates are characterized by changing technologies and introductions of new products and services. As a result, Apergy’s success is dependent upon its ability to develop or acquire new services and products on a cost-effective basis, to introduce them into the marketplace in a timely manner and to protect and maintain critical intellectual property assets related to these developments. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, may significantly reduce future revenues and materially and adversely affect Apergy’s competitive position. While Apergy intends to continue committing substantial financial resources and effort to the development of new services and products, Apergy may not be able to successfully differentiate its services and products from those of its competitors. Apergy’s customers may not consider its proposed services and products to be of value to them or may not view them as superior to Apergy’s competitors’ services and products. In addition, competitors or customers may develop new technologies, which address similar or improved solutions to Apergy’s existing technology. Further, Apergy may not be able to adapt to evolving markets and technologies, develop new products, achieve and maintain technological advantages or protect technological advantages through intellectual property rights. If Apergy does not compete successfully, its business, results of operations, financial condition and cash flows could be materially adversely affected.

Apergy could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if Apergy is unable to obtain raw materials.

Apergy purchases raw materials, sub-assemblies and components for use in its manufacturing operations, which exposes Apergy to volatility in prices for certain commodities. Significant price increases for these commodities could adversely affect Apergy’s operating profits. While Apergy generally attempts to mitigate the impact of increased raw material prices by endeavoring to make strategic purchasing decisions, broaden its supplier base and pass along increased costs to customers, there may be a time delay between the increased raw material prices and the ability to increase the prices of products, or Apergy may be unable to increase the prices of products due to a competitor’s pricing pressure or other factors. In addition, while raw materials are generally available now, the inability to obtain necessary raw materials could affect Apergy’s ability to meet customer commitments and satisfy market demand for certain products. Certain of Apergy’s product lines depend on a limited number of third-party suppliers and vendors. The ability of these third parties to deliver raw materials may be affected by events beyond Apergy’s control. Consequently, a significant price increase in raw materials, or their unavailability, may result in a loss of customers and adversely impact Apergy’s business, results of operations, financial condition and cash flows.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs and additional operating restrictions or delays for Apergy’s customers, which could reduce demand for Apergy’s products and negatively impact Apergy’s business, financial condition and results of operations.

Environmental laws and regulations could limit Apergy’s customers’ exploration and production activities. Although Apergy does not directly engage in hydraulic fracturing activities, it provides products and services to hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing is a widely used industry production technique that is used to recover oil and/or natural gas from dense subsurface rock formations. The process involves the injection of water, proppants and chemicals, under pressure, into the formation to fracture the surrounding rock and stimulate production. The hydraulic fracturing process is typically regulated by state or local governmental authorities. However, the practice of hydraulic fracturing has become controversial in some areas and is undergoing increased scrutiny. Several federal agencies, regulatory authorities, and legislative entities are investigating the potential environmental impacts of hydraulic fracturing and whether additional regulation may be necessary. The U.S. Congress has from time to time considered, but has not yet adopted, legislation to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the process. The U.S. Environmental Protection Agency (“EPA”) has issued a number of regulations in recent years that may affect hydraulic fracturing; however, the Trump administration has more generally indicated an interest in scaling back or rescinding regulations that inhibit the development of the U.S. oil and gas industry. It is difficult to predict the extent to which proposed regulations will be implemented or the outcome of any related litigation.

In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permitting requirements, operational restrictions, disclosure requirements and temporary or permanent bans on hydraulic fracturing in certain areas such as environmentally sensitive watersheds. For example, many states have imposed disclosure requirements on hydraulic fracturing well owners and operators regarding the chemicals used in hydraulic fracturing. Some local governments have adopted and others may seek to adopt ordinances prohibiting or regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities within their jurisdictions. Concerns have been raised that hydraulic fracturing may also contribute to seismic activity and in response to these concerns, regulators in some states, including Texas, are seeking to impose additional requirements. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal.

The adoption of new laws or regulations at the federal, state, or local levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete oil and gas wells, increase Apergy’s customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for Apergy’s products and services. In addition, heightened political, regulatory and public scrutiny of hydraulic fracturing practices, including lawsuits, could expose Apergy or its customers to increased legal and regulatory proceedings, which could be time-consuming, costly or result in substantial legal liability or significant reputational harm. Apergy could be directly affected by adverse litigation, or indirectly affected if the cost of compliance or the risks of liability limit the ability or willingness of Apergy’s customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for Apergy’s products and services, have a material adverse effect on its business, results of operations, financial condition and cash flows.

Apergy’s growth and results of operations may be adversely affected if it is unsuccessful in its capital allocation and acquisition program.

If Apergy fails to allocate its capital appropriately, in respect of either its acquisition program or organic growth in its operations, it could be overexposed in certain markets and geographies and unable to expand into adjacent products or markets. Apergy expects to pursue a strategy of acquiring value creating add-on businesses that broaden its existing position and global reach thereby complementing its existing businesses. However, there can be no assurance that Apergy will be able to continue to find suitable businesses to purchase, that Apergy will be able to acquire such businesses on acceptable terms, or that all closing conditions will be satisfied with respect to any pending acquisition. If Apergy is unsuccessful in its acquisition efforts, then its ability to continue to grow could be adversely affected. In addition, Apergy faces the risk that a completed acquisition may underperform relative to expectations. Apergy may not achieve the synergies originally anticipated, may become exposed to unexpected liabilities or may not be able to sufficiently integrate completed acquisitions into its current business and growth model. These factors could potentially have an adverse impact on Apergy’s business, results of operations, financial condition and cash flows.

Apergy’s products are used in operations that are subject to potential hazards inherent in the oil and natural gas industry and, as a result, Apergy is exposed to potential liabilities that may affect its financial condition and reputation.

Apergy’s products are used in potentially hazardous drilling, completion and production applications in the oil and natural gas industry where an accident or a failure of a product can potentially have catastrophic consequences. Risks inherent to these applications, such as equipment malfunctions and failures, equipment misuse and defects, explosions, blowouts and uncontrollable flows of oil, natural gas or well fluids and natural disasters can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, surface water and drinking water resources, equipment and the environment. In addition, Apergy provides certain services that could cause, contribute to or be implicated in these events. If Apergy’s products or services fail to meet specifications or are involved in accidents or failures, Apergy could face warranty, contract or other litigation claims, which could expose Apergy to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, and pollution and other environmental damages. Apergy may agree to indemnify its customers against specific risks and liabilities. While Apergy maintains insurance protection against some of these risks, and seeks to obtain indemnity agreements from its customers requiring the customers to hold Apergy harmless from some of these risks, Apergy’s insurance and contractual indemnity protection may not be sufficient or effective enough to protect it under all circumstances or against all risks. The defense of these lawsuits may require significant expenses and divert management’s attention, and Apergy may be required to pay damages that could adversely affect its business, results of operations, financial condition and cash flows. In addition, the frequency and severity of such incidents could affect insurability and relationships with customers, employees and regulators. In particular, Apergy’s customers may elect not to purchase its products or services if they view its safety record as unacceptable, which could cause Apergy to lose customers and substantial revenues.

Apergy’s customers’ industries are undergoing continuing consolidation that may impact Apergy’s results of operations.

The oil and gas industry is rapidly consolidating and, as a result, some of Apergy’s largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by some of Apergy’s customers or the acquisition of one or more of Apergy’s primary customers, which may lead to decreased demand for Apergy’s products and services. Apergy cannot assure you that it will be able to maintain its level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of Apergy’s primary customers may have a significant negative impact on Apergy’s business, results of operations, financial condition or cash flows. Apergy is unable to predict what effect consolidations in the industry may have on price, capital spending by its customers, its selling strategies, its competitive position, its ability to retain customers or its ability to negotiate favorable agreements with its customers.

Apergy is subject to information technology, cybersecurity and privacy risks.

Apergy depends on various information technologies throughout its company to store and process information and support its business activities. Apergy also manufactures and sells hardware and software to provide monitoring, controls and optimization of customer critical assets in oil and gas production and distribution. Apergy also provides services to maintain these systems and to enable higher return through their business and technical domain knowledge. Additionally, Apergy’s operations rely upon partners, vendors and other third-party providers of information technology software and services. If these technologies, systems, products or services are damaged, cease to function properly, are breached due to employee error, malfeasance, system errors, or other vulnerabilities, or are subject to cybersecurity attacks, such as those involving unauthorized access, malicious software and/or other intrusions, including by criminals, nation states or insiders, Apergy or its partners, vendors or other third parties could experience production downtimes, operational delays, other detrimental impacts on its operations or ability to provide products and services to its customers, the compromising of confidential, proprietary or otherwise protected information, including personal and customer data, destruction, corruption, or theft of data, security breaches, other manipulation, disruption, misappropriation or improper use of its systems or networks, financial losses from remedial actions, loss of business or potential liability, adverse media coverage, legal claims or legal proceedings, including regulatory investigations and actions, and/or damage to its reputation. While Apergy attempts to mitigate these risks by employing a number of measures, including employee training, technical security controls and maintenance of backup and protective systems, Apergy’s and its partners’, vendors’ and other third-parties’ systems, networks, products and services remain potentially vulnerable to known or unknown cybersecurity attacks and other threats, any of which could have a material adverse effect on Apergy’s business, results of operations, financial condition and cash flows.

Apergy and its customers are subject to extensive environmental and health and safety laws and regulations that may increase Apergy’s costs, limit the demand for Apergy’s products and services or restrict Apergy’s operations. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect Apergy’s results of operations.

Apergy’s operations and the operations of its customers are subject to numerous and complex federal, state, local and foreign laws and regulations relating to the protection of human health, safety and the environment. These laws and regulations affect Apergy’s customers by limiting or curtailing their exploration, drilling and production activities, the products and services Apergy designs, markets and sells and the facilities where Apergy manufactures its products. For example, Apergy’s operations and the operations of its customers are subject to numerous and complex laws and regulations that, among other things, may regulate the management and disposal of hazardous and non-hazardous wastes; may require acquisition of environmental permits related to its operations; may restrict the types, quantities and concentrations of various materials that can be released into the environment; may limit or prohibit operation activities in certain ecologically sensitive and other protected areas; may regulate specific health and safety criteria addressing worker protection; may require compliance with operational and equipment standards; may impose testing, reporting and record-keeping requirements; and may require remedial measures to mitigate pollution from former and ongoing operations. Sanctions for noncompliance with such laws and regulations may include revocation of permits, corrective action orders, administrative or civil penalties, criminal prosecution and the imposition of injunctions to prohibit certain activities or force future compliance.

Some environmental laws and regulations provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, Apergy or its customers may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations may expose Apergy or its customers to liability for the conduct of or conditions caused by others, or for Apergy’s acts or for the acts of Apergy’s customers that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to Apergy’s business, results of operations, financial condition and cash flows.

Environmental laws and regulations, and the interpretation and enforcement thereof, change frequently, and have tended to become more stringent over time. New laws and regulations may have a material adverse effect on Apergy’s customers by limiting or curtailing their exploration, drilling and production activities, which may adversely affect Apergy’s operations by limiting demand for Apergy’s products and services. Additionally, the implementation of new laws and regulations may have a material adverse effect on Apergy’s operating results by requiring Apergy to modify its operations or products or shut down some or all of its facilities.

Apergy is subject to risks relating to its existing international operations and expansion into new geographical markets.

Approximately 24%, 26% and 25% of Apergy’s revenues for 2017, 2016 and 2015, respectively, were derived outside the United States. Apergy continues to focus on penetrating global markets as part of its overall growth strategy and expects sales from outside the United States to continue to represent a significant portion of its revenues. Apergy’s international operations and its global expansion strategy are subject to general risks related to such operations, including:

•	political, social and economic instability and disruptions;

•	government export controls, economic sanctions, embargoes or trade restrictions;

•	the imposition of duties and tariffs and other trade barriers;

•	limitations on ownership and on repatriation or dividend of earnings;

•	transportation delays and interruptions;

•	labor unrest and current and changing regulatory environments;

•	increased compliance costs, including costs associated with disclosure requirements and related due diligence;

•	difficulties in staffing and managing multi-national operations;

•	limitations on Apergy’s ability to enforce legal rights and remedies; and

•	access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cyber risks.

If Apergy is unable to successfully manage the risks associated with expanding its global business or adequately manage operational risks of its existing international operations, the risks could have a material adverse effect on Apergy’s growth strategy involving expansion into new geographical markets, its reputation, its business, results of operations, financial condition and cash flows.

Apergy’s business, profitability and reputation could be adversely affected by domestic and foreign governmental and public policy changes, risks associated with emerging markets, changes in statutory tax rates and unanticipated outcomes with respect to tax audits.

Apergy’s domestic and international sales and operations are subject to risks associated with changes in laws, regulations and policies (including environmental and employment regulations, export/import laws, tax policies such as export subsidy programs and research and experimentation credits, carbon emission regulations and other similar programs). Failure to comply with any of the foregoing could result in civil and criminal, monetary and non-monetary penalties as well as damage to Apergy’s reputation. In addition, Apergy cannot provide assurance that its costs of complying with new and evolving regulatory reporting requirements and current or future laws, including environmental protection, employment, data security, data privacy and health and safety laws, will not exceed Apergy’s estimates. In addition, Apergy has made investments in certain countries, including Argentina, Australia, Bahrain, Colombia, Oman and Kenya, and may in the future invest in other countries, any of which may carry high levels of currency, political, compliance, or economic risk. While these risks or the impact of these risks are difficult to predict, any one or more of them could adversely affect Apergy’s business and reputation.

Apergy is subject to taxation in a number of jurisdictions. Accordingly, Apergy’s effective tax rate is impacted by changes in the mix among earnings in countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets, disagreements with taxing authorities with respect to the interpretation of tax laws and regulations and changes in tax laws. The amount of income taxes and other taxes paid can be adversely impacted by changes in statutory tax rates and laws (which have been and may in the future be under active consideration in various jurisdictions) and are subject to ongoing audits by domestic and international authorities. If these changes or audits result in assessments different from amounts estimated, then Apergy’s business, results of operations, financial condition and cash flows may be adversely affected by unfavorable tax adjustments. In addition, changes in various laws and regulations could have a material negative effect on our customers, resulting in lower demand for our products and services.

Failure to attract, retain and develop personnel for key management could have an adverse effect on Apergy’s results of operations, financial condition and cash flows.

Apergy’s growth, profitability and effectiveness in conducting its operations and executing its strategic plans depend in part on its ability to attract, retain and develop qualified personnel, align them with appropriate opportunities for key management positions and support for strategic initiatives. Additionally, during periods of increased investment in the oil and gas industry, competition to hire may increase and the availability of qualified personnel may be reduced. If Apergy is unsuccessful in its efforts to attract and retain qualified personnel, its business, results of operations, financial condition and cash flows could be adversely affected, its market share and competitive position could be adversely affected and/or Apergy could miss opportunities for growth and efficiencies.

The credit risks of Apergy’s customer base could result in losses.

Many of Apergy’s customers are oil and gas companies that have faced or may in the future face liquidity constraints during adverse commodity price environments like the recent industry downturn. These customers impact Apergy’s overall exposure to credit risk as they are also affected by prolonged changes in economic and industry conditions. If a significant number of Apergy’s customers experience a prolonged business decline or disruptions, Apergy may incur increased exposure to credit risk and bad debts.

Apergy’s revenue, operating profits and cash flows could be adversely affected if it is unable to protect or obtain patent and other intellectual property rights.

Apergy owns patents, trademarks, licenses and other forms of intellectual property related to its products and continuously invests in research and development that may result in innovations and general intellectual property rights. Apergy employs various measures to develop, maintain and protect its intellectual property rights. These measures may not be effective in capturing intellectual property rights, and they may not prevent Apergy’s intellectual property from being challenged, invalidated, or circumvented, particularly in countries where intellectual property rights are not highly developed or protected. Unauthorized use of Apergy’s intellectual property rights could adversely impact its competitive position and have a negative impact on its business, results of operations, financial condition and cash flows.

Climate change legislation and regulatory initiatives could result in increased compliance costs for Apergy and its customers.

Numerous proposals have been made and are likely to continue to be made at various levels of government to monitor and limit emissions of greenhouse gases (“GHGs”). Past sessions of the U.S. Congress considered, but did not enact, legislation to address climate change. The EPA and other federal agencies under the previous administration issued regulations that aim to reduce GHG emissions; however, the Trump administration has more generally indicated an interest in scaling back or rescinding regulations addressing GHG emissions, including those affecting the U.S. oil and gas industry. It is difficult to predict the extent to which such policies will be implemented or the outcome of any related litigation. Any regulation of GHG emissions could result in increased compliance costs or additional operating restrictions for Apergy or its customers and limit or curtail exploration, drilling and production activities of Apergy’s customers, which could directly or indirectly, through reduced demand for Apergy’s products and services, adversely affect Apergy’s business, results of operations, financial condition and cash flows.

The loss of a significant customer could have an adverse impact on Apergy’s financial results.

Apergy’s customers represent some of the largest operators in the oil and gas drilling and production markets, including major integrated, large independent and foreign national oil and gas companies, as well as oil field equipment and service providers. In 2017, Apergy’s top 10 customers represented approximately 34% of total revenues, and no single customer accounted for more than 10% of Apergy’s revenues. While Apergy is not dependent on any one customer or group of customers, the loss of one or more of Apergy’s significant customers could have an adverse effect on its business, results of operations, financial condition and cash flows.

Apergy’s results may be impacted by current domestic and international economic conditions and uncertainties.

Apergy may be adversely affected by disruptions in the financial markets or declines in economic activity both domestically and internationally in those countries in which it operates. These circumstances will also impact Apergy’s suppliers and customers in various ways which could have an impact on Apergy’s business operations, particularly if global credit markets are not operating efficiently and effectively to support industrial commerce.

Apergy is subject to risk due to the volatility of global energy prices and regulations that impact drilling and production, with overall demand for Apergy’s products and services impacted by depletion rates, global economic conditions and related energy demands.

Negative changes in worldwide economic and capital market conditions are beyond Apergy’s control, are highly unpredictable and can have an adverse effect on Apergy’s business, results of operations, financial condition, cash flows and cost of capital.

A significant decline in the future economic outlook of Apergy’s business and expected future cash flows could result in goodwill or intangible asset impairment charges which would negatively impact its results of operations.

Apergy has significant goodwill and intangible assets. The valuation and classification of these assets and the assignment of useful lives involve significant judgments and the use of estimates. The testing of goodwill and intangibles for impairment requires significant use of judgment and assumptions, particularly as it relates to the determination of fair market value. A decrease in the long-term economic outlook and future cash flows of Apergy’s business could significantly impact asset values and potentially result in the impairment of intangible assets, including goodwill. Although fair values currently exceed carrying values for each reporting unit, the value of Apergy’s business was unfavorably impacted by the steep declines in revenue and order rates during

2015 and 2016 as drilling and production activity fell due to unfavorable oil prices and lower U.S. rig counts. Future economic declines could result in charges relating to impairments that could have a material adverse effect on Apergy’s results of operations in future periods.

Apergy’s reputation, ability to do business and results of operations may be impaired by improper conduct by any of its employees, agents, or business partners.

While Apergy strives to maintain high standards, Apergy cannot provide assurance that its internal controls and compliance systems will always protect it from acts committed by its employees, agents, or business partners that would violate United States and/or non-United States laws or fail to protect Apergy’s confidential information, including the laws governing payments to government officials, bribery, fraud, anti-kickback and false claims, competition, export and import compliance, money laundering and data privacy, as well as the improper use of proprietary information or social media. Any such violations of law or improper actions could subject Apergy to civil or criminal investigations in the United States and in other jurisdictions, could lead to substantial civil or criminal, monetary and non-monetary penalties and related stockholder lawsuits, could lead to increased costs of compliance and could damage Apergy’s reputation, its business, results of operations, financial condition and cash flows.

Apergy’s exposure to exchange rate fluctuations on cross-border transactions and the translation of local currency results into U.S. dollars could negatively impact its results of operations.

Apergy conducts a portion of its business outside of the United States, and fluctuations in currency exchange rates could have a significant impact on its reported results of operations, financial condition and cash flows, which are presented in U.S. dollars. For example, although foreign currency exchange rates had an impact of less than 1% on Apergy’s revenue during the last three years, they had a slightly favorable impact on Apergy’s revenue for the year ended December 31, 2017 and a slightly unfavorable impact on Apergy’s revenue for each of the years ended December 31, 2016 and 2015. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Accordingly, significant changes in currency exchange rates, principally the Canadian Dollar, Australian Dollar and Colombian Peso, could cause fluctuations in the reported results of Apergy’s business that could negatively affect its results of operations. Additionally, the strengthening of the U.S. dollar potentially exposes Apergy to competitive threats from lower cost producers in other countries. Apergy’s sales are translated into U.S. dollars for reporting purposes. The strengthening of the U.S. dollar could result in unfavorable translation effects as the results of foreign locations are translated into U.S. dollars.

Customer requirements and new regulations may increase Apergy’s expenses and impact the availability of certain raw materials, which could adversely affect its revenue and operating profits.

Apergy’s business uses parts or materials that are impacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) requirement for disclosure of the use of “conflict minerals” mined in the Democratic Republic of the Congo and adjoining countries. It is possible that some of Apergy’s customers will require “conflict free” metals in products purchased from Apergy. Apergy is in the process of determining the country of origin of certain metals used by its business, as required by the Dodd-Frank Act. The supply chain due diligence and verification of sources may require several years to complete based on the current availability of smelter origin information and the number of vendors. Apergy may not be able to complete the process in the time frame required because of the complexity of its supply chain. Other governmental social responsibility regulations also may impact Apergy’s suppliers, manufacturing operations and operating profits.

The need to find alternative sources for certain raw materials or products because of customer requirements and regulations may impact Apergy’s ability to secure adequate supplies of raw materials or parts, lead to supply shortages, or adversely impact the prices at which its business can procure compliant goods.

Adverse and unusual weather conditions could have an adverse impact on Apergy’s business.

Apergy’s business could be materially and adversely affected by severe weather conditions. Hurricanes, tropical storms, flash floods, blizzards, cold weather and other severe weather conditions could result in evacuation of personnel, curtailment of services, damage to equipment and facilities, interruption in transportation of products and materials, and loss of productivity. For example, certain of Apergy’s manufactured products and components are manufactured at a single facility, and disruptions in operations or damage to any such facilities could reduce Apergy’s ability to produce products and satisfy customer demand. If Apergy’s customers are unable to operate or are required to reduce operations due to severe weather conditions, and as a result curtail purchases of Apergy’s products and services, Apergy’s business could be adversely affected.

Risks Related to the Separation

Apergy may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Apergy’s business.

Apergy may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others:

•	The separation will allow each company to more effectively pursue its own distinct operating priorities and strategies, and will enable the management of both companies to pursue separate opportunities for long-term growth and profitability, and to recruit, retain and motivate employees pursuant to compensation policies which are appropriate for their respective lines of business.

•	The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs.

•	Dover’s Board of Directors believes that Dover’s businesses and Apergy’s businesses appeal to different types of investors with different industry focuses, investment goals and risk profiles; as such, the separation will enable investors to evaluate the merits, performance and future prospects of each company’s businesses and to invest in each company separately based on these distinct characteristics.

•	The separation will create an independent equity structure that will afford Apergy direct access to capital markets and will facilitate the ability to capitalize on its unique growth opportunities and effect future acquisitions utilizing, among other types of consideration, shares of its common stock.

Apergy may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Apergy’s business; (b) following the separation, Apergy’s stock price may be more susceptible to market fluctuations and other events particular to one or more of Apergy’s products than if it were still a part of Dover; and (c) following the separation, Apergy’s business will be less diversified than Dover’s business prior to the separation. If Apergy fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, results of operations, financial condition and cash flows of Apergy could be adversely affected.

Apergy has no history operating as an independent publicly traded company, and Apergy’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of its future results.

Apergy is being spun-off from Dover, its parent company, and has no operating history as a separate publicly traded company. The historical information about Apergy in this information statement refers to Apergy’s business as part of Dover. Apergy’s historical and pro forma financial information included in this information statement is derived from the financial statements and accounting records of Dover. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that Apergy would have achieved as a separate, publicly traded company during the periods presented or those that Apergy will achieve in the future primarily as a result of the factors described below:

•	Apergy will need to make significant investments to replicate or outsource certain systems, infrastructure and functional expertise after its separation from Dover. These initiatives to develop Apergy’s independent ability to operate without access to Dover’s existing operational and administrative infrastructure will be costly to implement. Apergy may not be able to operate its business efficiently or at comparable costs, and its profitability may decline; and

•	generally, Apergy has relied upon Dover for working capital requirements and other cash requirements. Subsequent to the separation, Dover will not be providing Apergy with funds to finance Apergy’s working capital or other cash requirements. After the separation, Apergy’s access to and cost of debt financing may be different from the historical access to and cost of debt financing under Dover. Differences in access to and cost of debt financing may result in differences in the interest rate charged to Apergy on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to Apergy, which could have an adverse effect on Apergy’s business, financial condition and results of operations and cash flows.

For additional information about the past financial performance of Apergy’s business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of Apergy’s business, see the section entitled “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

Dover may fail to perform under various transaction agreements that will be executed as part of the separation or Apergy may fail to have necessary systems and services in place when certain of the transaction agreements expire.

Apergy and Dover will enter into certain agreements, such as the separation and distribution agreement, a transition services agreement and those other agreements discussed in greater detail in the section entitled “Certain Relationships and Related Person Transactions—Agreements with Dover,” which will provide for the performance of services by each company for the benefit of the other for a period of time after the separation. Apergy will rely on Dover to satisfy its performance and payment obligations under these agreements. If Dover is unable to satisfy its obligations under these agreements, including its indemnification obligations, Apergy could incur operational difficulties or losses.

If Apergy does not have in place its own systems and services, does not have agreements with other providers of these services when the transitional or long-term agreements terminate, or if Apergy does not implement the new systems or replace Dover’s services successfully, Apergy may not be able to operate its business effectively, which could disrupt its business and have a material adverse effect on its business, results of operations, financial condition and cash flows. These systems and services may also be more expensive to install, implement and operate, or less efficient than the systems and services Dover is expected to provide during the transition period.

Potential indemnification liabilities to Dover pursuant to the separation and distribution agreement could materially and adversely affect Apergy’s business, financial condition, results of operations and cash flows.

The separation and distribution agreement, among other things, provides for indemnification obligations designed to make Apergy financially responsible for substantially all liabilities that may exist relating to its business activities, whether incurred prior to or after the separation. If Apergy is required to indemnify Dover under the circumstances set forth in the separation and distribution agreement, Apergy may be subject to substantial liabilities.

In connection with Apergy’s separation from Dover, Dover will indemnify Apergy for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure Apergy against the full amount of such liabilities, or that Dover’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation and distribution agreement and certain other agreements with Dover, Dover will agree to indemnify Apergy for certain liabilities as discussed further in “Certain Relationships and Related Person Transactions—Agreements with Dover.” However, third parties could also seek to hold Apergy responsible for any of the liabilities that Dover has agreed to retain, and there can be no assurance that the indemnity from Dover will be sufficient to protect Apergy against the full amount of such liabilities, or that Dover will be able to fully satisfy its indemnification obligations. In addition, Dover’s insurers may attempt to deny coverage to Apergy for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if Apergy ultimately succeeds in recovering from Dover or such insurance providers any amounts for which Apergy is held liable, Apergy may be temporarily required to bear these losses. Each of these risks could negatively affect Apergy’s business, results of operations, financial condition and cash flows.

Apergy will be subject to continuing contingent liabilities of Dover following the separation.

After the separation, there will be several significant areas where the liabilities of Dover may become Apergy’s obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the Dover U.S. consolidated group during a taxable period or portion of a taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire Dover U.S. consolidated group for that taxable period. Consequently, Apergy could be required to pay the entire amount of Dover’s consolidated U.S. federal income tax liability for a prior period, which could be substantial and in excess of the amount allocated to Apergy under the tax matters agreement between it and Dover. For a discussion of the tax matters agreement, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with Dover—Tax Matters Agreement.” Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, you and Dover could be subject to significant tax liability and, in certain circumstances, Apergy could be required to indemnify Dover for material taxes pursuant to indemnification obligations under the tax matters agreement.

A condition to the distribution is the receipt by Dover of (i) a private letter ruling from the IRS (the “IRS Ruling”) together with an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code, and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code or (ii) an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code. The IRS ruling (if obtained) and the opinion of tax counsel will rely on certain facts and assumptions, and certain representations and undertakings from Dover and Apergy, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, Dover and its stockholders may not be able to rely on the IRS Ruling (if obtained) or the opinion, and could be subject to significant tax liabilities. Notwithstanding the IRS Ruling (if obtained) and the opinion of tax counsel, the IRS could determine on audit that the distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion. For more information regarding the tax opinion, see the section entitled “Material U.S. Federal Income

Tax Consequences.” In addition, Dover and Apergy intend for certain related transactions to qualify for tax-free treatment under U.S. federal, state and local tax law and/or foreign tax law.

If the distribution is determined to be taxable for U.S. federal income tax purposes, Dover and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities. For example, if the distribution fails to qualify for tax-free treatment, Dover would for U.S. federal income tax purposes be treated as if it had sold the Apergy common stock in a taxable sale for its fair market value, and Dover’s stockholders who are subject to U.S. federal income tax would be treated as receiving a taxable distribution in an amount equal to the fair market value of the Apergy common stock received in the distribution. In addition, if certain related transactions fail to qualify for tax-free treatment under U.S. federal, state and local tax law and/or foreign tax law, Dover (and, under the tax matters agreement described below, Apergy) could incur significant tax liabilities under U.S. federal, state, local and/or foreign tax law, respectively.

Under the tax matters agreement between Dover and Apergy, Apergy would generally be required to indemnify Dover for taxes incurred by Dover that arise as a result of Apergy’s taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Code or of such related transactions failing to qualify for tax-free treatment. Also, under the tax matters agreement, Apergy would generally be required to indemnify Dover for one-half of taxes and other liabilities incurred by Dover if the distribution fails to meet the requirements of a tax-free distribution under Section 355 of the Code for reasons other than an act or failure to act on the part of Apergy or Dover, and therefore Apergy might be required to indemnify Dover for such taxes and liabilities due to circumstances and events not within the control of Apergy. Under the tax matters agreement, Apergy is also required to indemnify Dover for one-half of certain taxes incurred as a result of the restructuring activities undertaken to effectuate the distribution, whether payable upon filing tax returns related to the restructuring and distribution or upon a subsequent audit of those returns. Apergy’s indemnification obligations to Dover under the tax matters agreement are not limited by a maximum amount. If Apergy is required to indemnify Dover under the circumstances set forth in the tax matters agreement, Apergy may be subject to substantial liabilities, which could materially adversely affect its business, results of operations, financial condition and cash flows.

Under the tax matters agreement between Dover and Apergy, Dover may, in its sole discretion, make protective elections under Section 336(e) of the Code for Apergy and some or all of its domestic subsidiaries with respect to the distribution. If, notwithstanding the IRS Ruling (if obtained) and the opinion of tax counsel, the distribution fails to qualify as tax-free under Section 355 of the Code, the Section 336(e) elections would generally cause deemed sales of the assets of Apergy and its electing subsidiaries, causing the Dover group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Apergy and its electing subsidiaries in such assets. In such case, to the extent that Dover is responsible for the resulting transaction taxes, Apergy generally would be required under the tax matters agreement to make periodic payments to Dover equal to the tax savings arising from a “step up” in the tax basis of Apergy’s assets.

Apergy may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment to Dover and its stockholders of the contribution and the distribution and certain related transactions, under the tax matters agreement that Apergy will enter into with Dover, Apergy is restricted from taking any action following the distribution that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, Apergy may be prohibited, except in certain circumstances, from:

•	entering into any transaction resulting, when combined with prior transactions, in the acquisition of 40% or more of its stock or substantially all of its assets, whether by merger or otherwise;

•	merging, consolidating or liquidating;

•	issuing equity securities representing 40% or more of its stock, subject to certain exceptions and adjustments;

•	repurchasing its capital stock in excess of specified amounts;

•	ceasing to actively conduct its business or disposing of more than 25% of the assets used in in its actively conducted business; and

•	engaging in certain internal transactions.

These restrictions may limit Apergy’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax matters agreement, Apergy may be required to indemnify Dover against all or a portion of such tax liabilities as a result of the acquisition of Apergy’s stock or assets, even if it did not participate in or otherwise facilitate the acquisition. For more information, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with Dover—Tax Matters Agreement.”

The spin-off and related internal restructuring transactions may expose Apergy to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

If Dover files for bankruptcy or is otherwise determined or deemed to be insolvent under federal bankruptcy laws, a court could deem the spin-off or certain internal restructuring transactions undertaken by Dover in connection with the separation to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. A court could void the transactions or impose substantial liabilities upon Apergy, which could adversely affect Apergy’s financial condition and its results of operations. Among other things, the court could require Apergy’s stockholders to return to Dover some or all of the shares of its common stock issued in the spin-off, or require Apergy to fund liabilities of other companies involved in the restructuring transactions for the benefit of creditors.

The distribution of Apergy’s common stock is also subject to review under state corporate distribution statutes. Under the DGCL, a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although Dover intends to make the distribution of Apergy’s common stock entirely out of surplus, Apergy cannot assure you that a court will not later determine that some or all of the distribution to Dover stockholders was unlawful.

After the separation, certain of Apergy’s executive officers and directors may have actual or potential conflicts of interest because of their previous or continuing positions at Dover.

Because of their current or former positions with Dover, certain of Apergy’s expected executive officers and directors own equity interests in Dover. Following the separation, even though Apergy’s Board of Directors will consist of a majority of directors who are independent, and Apergy’s expected executive officers who are currently employees of Dover will cease to be employees of Dover upon the separation, some of Apergy’s executive officers and directors will continue to have a financial interest in shares of Dover’s common stock. Continuing ownership of shares of Dover’s common stock and equity awards could create, or appear to create, potential conflicts of interest if Apergy and Dover pursue the same corporate opportunities or face decisions that could have different implications for Dover and Apergy.

Apergy may have received better terms from unaffiliated third parties than the terms it will receive in its agreements with Dover.

The agreements Apergy will enter into with Dover in connection with the separation, including the separation and distribution agreement, transition services agreement, tax matters agreement and employee matters agreement were prepared in the context of Apergy’s separation from Dover while Apergy was still a wholly owned subsidiary of Dover. Accordingly, during the period in which the terms of those agreements were prepared, Apergy did not have an independent Board of Directors or a management team that was independent of Dover. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Dover and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For more information, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with Dover.”

Some contracts and other assets which will need to be transferred or assigned from Dover or its affiliates to Apergy in connection with Apergy’s separation from Dover may require the consent or involvement of a third party. If such consent is not given, Apergy may not be entitled to the benefit of such contracts and other assets in the future, which could negatively impact its financial condition and future results of operations.

The separation and distribution agreement and certain local transfer agreements, as applicable, provide that in connection with Apergy’s separation from Dover, a number of contracts with third parties and other assets are to be transferred or assigned from Dover or its affiliates to Apergy. However, the transfer or assignment of certain of these contracts or assets may require providing guarantees or the consent of a third party to such a transfer or assignment. Similarly, in some circumstances, Apergy and another business unit of Dover may be joint beneficiaries of contracts, and Apergy may need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to the Apergy business. It is possible that some parties may use the requirement of a guarantee or consent or the fact that the separation is occurring to seek more favorable contractual terms from Apergy or to seek to terminate the contract. If Apergy is unable to provide a guarantee or obtain such consents on commercially reasonable and satisfactory terms or if the contracts are terminated, it may be unable to obtain some of the benefits, assets and contractual commitments which are intended to be allocated to it as part of its separation from Dover. The failure to timely complete the assignment of existing contracts or assets, or the negotiation of new arrangements, or a termination of any of those arrangements, could negatively impact Apergy’s financial condition and future results of operations. In addition, where Apergy does not intend to provide a guarantee or obtain consent from third party counterparties based on its belief that no guarantee or consent is required, the third party counterparties may challenge a transfer of assets on the basis that the terms of the applicable commercial arrangements require that a guarantee be provided or the third party counterparty’s consent is obtained. Apergy may incur substantial litigation and other costs in connection with any such claims and, if Apergy does not prevail, its ability to use these assets could be adversely impacted.

Apergy expects to incur new indebtedness at or prior to the distribution, and the degree to which Apergy will be leveraged following completion of the distribution may have a material adverse effect on its business, financial condition or results of operations and cash flows.

Apergy has historically relied upon Dover for working capital requirements and other cash requirements. After the distribution, Apergy will not be able to rely on the earnings, assets or cash flow of Dover and Dover will not provide funds to finance Apergy’s working capital or other cash requirements. As a result, after the distribution, Apergy will be responsible for servicing its own debt, and obtaining and maintaining sufficient working capital and other funds to satisfy its cash requirements. Following the effectiveness of the registration statement of which this information statement forms a part, but prior to the completion of the distribution, Apergy expects to incur approximately $703.5 million in new indebtedness (net of original issue discount and deferred financing costs). The proceeds of this borrowing will be paid to Dover. The actual mix of Apergy’s debt, and the amount of cash proceeds received, are directly related to and will depend on a number of factors, including market conditions at the time Apergy incurs the debt. There can be no assurances that any such financing transactions will be completed in the timeframe or size indicated, on terms that Apergy considers acceptable, or at all. Additionally, after the separation, Apergy’s access to and cost of debt financing may be different from the historical access to and cost of debt financing under Dover. Differences in access to and cost of debt financing may result in differences in the interest rate charged to Apergy on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to it.

Apergy’s ability to make payments on and to refinance its indebtedness, including the debt incurred pursuant to the distribution, as well as any future debt that it may incur, will depend on its ability to generate cash in the future from operations, financings or asset sales and the tax consequences of its repatriation of overseas cash. Apergy’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Apergy’s control. If Apergy is not able to repay or refinance its debt as it becomes due, it may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of its cash flow from operations to the payment of principal and interest on its indebtedness. In addition, Apergy’s ability to withstand competitive pressures and to react to changes in the oil and gas industry could be impaired. The lenders who hold such debt could also potentially accelerate amounts due, which could potentially trigger a default or acceleration of any of Apergy’s other debt.

In addition, Apergy may increase its debt or raise additional capital following the distribution, subject to restrictions in its debt agreements. If Apergy’s cash flow from operations is less than it anticipates, or if its cash requirements are more than it expects, Apergy may require more financing. However, debt or equity financing may not be available to Apergy on terms acceptable to it, if at all. If Apergy incurs additional debt or raises equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of Apergy’s common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on Apergy’s operations than it currently has. If Apergy raises funds through the issuance of additional equity, your percentage ownership in Apergy would be diluted. If Apergy is unable to raise additional capital when needed, it could affect its financial condition, which could negatively affect your investment in Apergy. Also, regardless of the terms of Apergy’s debt or equity financing, the amount of stock that it can issue may be limited because the issuance of its stock may cause the distribution to be a taxable event for Dover under Section 355(e) of the Code, and under the tax matters agreement, Apergy could be required to indemnify Dover for the resulting tax. See the section entitled “Risk Factors—Risks Related to the Separation—Apergy may not be able to engage in certain corporate transactions after the separation.”

Until the distribution occurs, Dover has the sole discretion to change the terms of the distribution in ways which may be unfavorable to Apergy.

Until the distribution occurs, Dover will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to Apergy. In addition, Dover may decide at any time not to proceed with the separation.

Apergy’s accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which it will be subject following the distribution.

Apergy’s financial results previously were included within the consolidated results of Dover, and Apergy believes that its financial reporting and internal controls were appropriate for a subsidiary of a public company. However, Apergy was not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, Apergy will be directly subject to reporting and other obligations under the Exchange Act. Beginning with its Annual Report on Form 10-K for the year ending December 31, 2019, Apergy will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of Apergy’s internal controls over financial reporting. Apergy’s independent registered public accounting firm is not required to express an opinion as to the effectiveness of our internal control over financial reporting until after it is no longer an “emerging growth company,” as defined in the JOBS Act. At such time, however, Apergy’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating. These reporting and other obligations may place significant demands on its management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that Apergy file annual, quarterly and current reports with respect to its business and financial condition. Under the Sarbanes-Oxley Act, Apergy is required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, Apergy may need to upgrade its systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. Apergy expects to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If Apergy is unable to upgrade its financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, Apergy’s ability to comply with its financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on Apergy’s business, results of operations, financial condition or cash flows.

Apergy is an emerging growth company, and any decision on its part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make its common stock less attractive to investors.

Apergy is an emerging growth company, and, for as long as it continues to be an emerging growth company, Apergy currently intends to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have its independent registered public accounting firm audit its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Apergy could be an emerging growth company for up to five years following the completion of the spin-off. Apergy will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of the spin-off; (2) the first fiscal year after its annual gross revenues are $1.07 billion or more; (3) the date on which Apergy has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which Apergy is deemed to be a “large accelerated filer” under the Exchange Act. Apergy cannot predict if investors will find its common stock less attractive if Apergy chooses to rely on these exemptions. If some investors find its common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for its common stock and the price of its common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. Apergy has irrevocably elected not to avail itself of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, Apergy will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Related to Apergy’s Common Stock

Apergy cannot be certain that an active trading market for its common stock will develop or be sustained after the separation, and following the separation, Apergy’s stock price may fluctuate significantly.

A public market for Apergy’s common stock does not currently exist. Apergy expects that on or about     , trading of shares of its common stock will begin on a “when-issued” basis and will continue through the distribution date. However, Apergy cannot guarantee that an active trading market will develop or be sustained for its common stock after the separation. Nor can Apergy predict the prices at which shares of its common stock may trade after the separation.

Similarly, Apergy cannot predict the effect of the separation on the trading prices of its common stock. After the separation, Dover’s common stock will continue to be listed and traded on the NYSE under the symbol “DOV.” Subject to the consummation of the separation, Apergy expects the Apergy common stock to be listed and traded on the NYSE under the symbol “APY.” The combined trading prices of Dover’s common stock and Apergy’s common stock after the separation, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading price of Dover’s common stock prior to the separation. Until the market has fully evaluated the business of Dover without the Apergy businesses, or fully evaluated Apergy, the price at which Dover or Apergy’s common stock trade may fluctuate significantly.

The market price of Apergy’s common stock may fluctuate significantly due to a number of factors, some of which may be beyond Apergy’s control, including:

•	Apergy’s business profile and market capitalization may not fit the investment objectives of Dover’s current stockholders, causing a shift in Apergy’s investor base, and Apergy’s common stock may not be included in some indices in which Dover’s common stock is included, causing certain holders to sell their shares;

•	Apergy’s quarterly or annual earnings, or those of other companies in its industry;

•	the failure of securities analysts to cover Apergy’s common stock after the separation;

•	actual or anticipated fluctuations in Apergy’s operating results;

•	changes in earnings estimates by securities analysts or Apergy’s ability to meet those estimates or its earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of Apergy’s common stock.

A number of shares of Apergy’s common stock are or will be eligible for future sale, which may cause Apergy’s stock price to decline.

Any sales of substantial amounts of shares of Apergy’s common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of Apergy’s common stock to decline. Upon completion of the distribution, Apergy expects that it will have an aggregate of approximately 77.4 million shares of its common stock issued and outstanding based upon approximately 154.5 million shares of Dover common stock outstanding as of December 31, 2017. These shares will be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of Apergy’s “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Apergy is unable to predict whether large amounts of its common stock will be sold in the open market following the distribution. Apergy is also unable to predict whether a sufficient number of buyers would be in the market at that time. A portion of Dover’s common stock is held by index funds tied to stock indices. If Apergy is not included in these indices at the time of distribution, these index funds may be required to sell Apergy’s common stock.

Apergy cannot guarantee the timing, amount, or payment of dividends on its common stock.

The timing, declaration, amount and payment of future dividends to Apergy’s stockholders will fall within the discretion of Apergy’s Board of Directors. The Board of Directors’ decisions regarding the payment of dividends will depend on many factors, such as Apergy’s financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints, and other factors that the Board of Directors deems relevant. For more information, see the section entitled “Dividend Policy.” Apergy’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and access to the capital markets. Apergy cannot guarantee that it will pay a dividend in the future or continue to pay any dividend if Apergy commences paying dividends.

Your percentage of ownership in Apergy may be diluted in the future.

Your percentage ownership in Apergy may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that Apergy may grant to its directors, officers and employees.

In addition, Apergy’s amended and restated certificate of incorporation will authorize Apergy to issue, without the approval of Apergy’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Apergy’s common stock respecting dividends and distributions, as Apergy’s Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Apergy’s common stock. For example, Apergy could grant the holders of preferred stock the right to elect some number of Apergy’s directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Apergy could assign to holders of preferred stock could affect the residual value of Apergy’s common stock. See the section entitled “Description of Apergy Capital Stock.”

Certain provisions in Apergy’s amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of Apergy, which could decrease the trading price of the common stock.

Apergy’s amended and restated certificate of incorporation and amended and restated by-laws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Apergy’s Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of Apergy’s stockholders to call a special meeting or act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of Apergy’s Board of Directors to issue preferred stock without stockholder approval;

•	the division of Apergy’s Board of Directors into three approximately equal classes of directors until the third annual meeting of stockholders following the separation, after which directors will be elected annually;

•	a provision that stockholders may only remove directors for cause while Apergy’s Board of Directors is classified;

•	the ability of Apergy’s directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the Board of Directors) on Apergy’s Board of Directors; and

•	a provision that Apergy’s Board of Directors is expressly authorized to make, alter, or repeal Apergy’s amended and restated by-laws and that its stockholders may only amend its by-laws or amend certain provisions of its amended and restated certificate of incorporation with the approval of 80% or more of all of the outstanding shares of its capital stock entitled to vote, provided, however that effective as of the completion of the third annual meeting of stockholders following the separation, the provision relating to the 80% voting threshold will be of no force and effect, and stockholders may thereafter amend Apergy’s amended and restated bylaws or certain provisions of its amended and restated certificate of incorporation with the approval of a majority of all of the outstanding shares of its capital stock entitled to vote.

In addition, following the distribution, Apergy will be subject to Section 203 of the DGCL. Section 203 provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

Apergy believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Apergy’s Board of Directors and by providing Apergy’s Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make Apergy immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Apergy’s Board of Directors determines is not in the best interests of Apergy and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, an acquisition or further issuance of Apergy’s stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see the section entitled “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, Apergy may be required to indemnify Dover for all or a portion of the tax imposed under Section 355(e) of the Code resulting from an acquisition or issuance of its stock, even if it did not participate in or otherwise facilitate the acquisition, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials Dover and Apergy have filed or will file with the SEC contain, or will contain, certain statements regarding business strategies, market potential, future financial performance, future action, results and other matters which are “forward-looking” statements within the meaning of the Exchange Act. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. Additionally, forward-looking statements include, but are not limited to:

•	Apergy’s expectations as to future sales of products;

•	Apergy’s ability to protect its intellectual property in the United States and abroad;

•	Apergy’s estimates regarding its capital requirements and its needs for additional financing;

•	Apergy’s estimates of its expenses, future revenues and profitability;

•	Apergy’s estimates of the size of the markets for its products and services;

•	Apergy’s expectations related to the rate and degree of market acceptance of its products; and

•	Apergy’s estimates of the success of other competing technologies that may become available.

In particular, information included under the sections entitled “Information Statement Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Separation and Distribution” contain forward-looking statements.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Neither Dover nor Apergy undertakes any obligation to update any forward-looking statement, except as required by applicable law.

DIVIDEND POLICY

The timing, declaration, amount, and payment of any dividends following the separation by Apergy is within the discretion of its Board of Directors and will depend upon many factors, including Apergy’s financial condition, earnings, capital requirements of its operating subsidiaries, restrictions under debt agreements or other contractual obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by its Board of Directors. Moreover, if Apergy determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

CAPITALIZATION

The following table sets forth Apergy’s cash and cash equivalents and capitalization as of December 31, 2017 on a historical combined basis and on a pro forma basis to give effect to the pro forma adjustments included in Apergy’s unaudited pro forma combined financial information. See the section entitled “Unaudited Pro Forma Combined Financial Statements” and the related notes thereto. The information below is not necessarily indicative of what Apergy’s cash and cash equivalents and capitalization would have been had the separation, distribution and related financing transactions been completed as of December 31, 2017. In addition, it is not indicative of Apergy’s future capitalization. This table should be read in conjunction with the sections entitled “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Apergy’s combined financial statements and notes included elsewhere in this information statement.

	December 31, 2017
	Actual	Pro Forma*
	(Dollars in millions)
Cash and cash equivalents	$23.7	$23.7

Debt, including current and long-term:
Long-term debt(1)	$—	$703.5

Total debt	$—	$703.5

Equity(2):
Common stock, par value $0.01	$—	$0.8
Additional paid-in capital	—	948.3
Parent Company investment in Apergy Corporation	1,661.7	—
Accumulated other comprehensive loss	(26.4)	(30.5)
Noncontrolling interest	4.7	4.7

Total Equity	$1,640.0	$923.4

Total Capitalization	$1,640.0	$1,626.9

*	Totals may be impacted by rounding

(1)	Pro forma amount reflects approximately $703.5 million in new indebtedness (net of original issue discount and deferred financing costs) that Apergy expects to enter into following the effectiveness of the registration statement of which this information statement forms a part, but prior to completion of the distribution. The indebtedness is expected to comprise a mix of a seven year senior secured term loan, eight year senior notes and a partially drawn five year senior secured revolving credit facility. The proceeds of this borrowing will be paid to Dover. The actual mix of Apergy’s debt, and the amount of cash proceeds received, are directly related to and will depend on a number of factors, including market conditions at the time Apergy incurs the debt. Thus, the actual amounts and mix of debt could differ from what is represented here.

(2)	Pro forma amounts reflect adjustments to the historical amounts to give effect to the spin-off and related transactions, described in Notes F through J to the Unaudited Pro Forma Combined Balance Sheet. See “Unaudited Pro Forma Combined Financial Statements.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents Apergy’s selected historical combined financial data. The selected historical combined balance sheet data as of December 31, 2017 and 2016, the combined statements of earnings data for the years ended December 31, 2017, 2016 and 2015 and the combined statements of cash flows data for the years ended December 31, 2017, 2016 and 2015 have been derived from Apergy’s combined audited financial statements included elsewhere in this information statement. Apergy derived the selected historical combined balance sheet data as of December 31, 2015 from its combined audited financial statements that are not included in this information statement. Apergy derived the selected historical combined financial data as of and for the fiscal years ended December 31, 2014 and 2013 from its unaudited combined financial statements that are not included in this information statement. In Apergy’s management’s opinion, the unaudited combined financial statements for these periods have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair statement of the information for the periods presented.

The historical financial data includes costs of Apergy’s businesses, which include the allocation of certain corporate expenses from Dover. Apergy believes these allocations were made on a reasonable basis. The selected financial information may not be indicative of Apergy’s future performance as an independent company. It should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and corresponding notes, the combined audited combined financial statements and corresponding notes included elsewhere in this information statement.

	Historical
	Years Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014 (1)	2013 (1)
Statement of Earnings Data:
Revenue	$1,009,591	$751,337	$1,076,680	$1,530,631	$1,357,713
Cost of goods and services	648,243	510,842	693,702	869,613	744,849

Gross profit	361,348	240,495	382,978	661,018	612,863
Selling, general and administrative expenses	262,398	250,576	294,062	313,291	277,964

Operating earnings (loss)	98,950	(10,081)	88,916	347,727	334,899
Other expense, net	9,666	8,753	11,651	13,908	14,714

Earnings (loss) before (benefit from) provision for income taxes	89,284	(18,834)	77,265	333,819	320,185
(Benefit from) provision for income taxes	(22,284)	(8,043)	24,131	110,323	103,159

Net earnings (loss)	111,568	(10,791)	53,134	223,496	217,026

Less: Net earnings attributable to noncontrolling interest	930	1,851	1,436	789	501

Net earnings (loss) earnings attributable to Company	$110,638	$(12,642)	$51,698	$222,707	$216,525

Balance Sheet Data (at period end):
Cash and cash equivalents	$23,712	$26,027	$10,417	$24,355	$14,475
Property, plant and equipment, net	211,832	201,747	232,886	250,482	196,966
Total assets	1,904,775	1,850,895	1,983,379	2,218,752	1,489,750
Total current liabilities	151,065	112,694	127,954	186,931	114,146
Total Parent Company equity	1,635,285	1,546,322	1,639,865	1,793,176	1,192,600
Total Equity	1,640,034	1,551,353	1,644,993	1,797,040	1,195,725

Statement of Cash Flows Data:
Net cash provided by operating activities	$62,394	$128,580	$207,903	$280,990	$238,181
Net cash used in investing activities	(31,983)	(26,899)	(26,333)	(660,177)	(82,000)
Net cash (used in) provided by financing activities	(33,003)	(85,981)	(194,977)	389,149	(153,030)

(1)	During 2014, Apergy acquired Timberline Manufacturing Company, WellMark Holdings, Inc., and Accelerated Companies LLC in three separate transactions for net cash consideration of $627.0 million reflected in Net cash used in investing activities in the Statement of Cash Flows. During 2013, Apergy acquired SPIRIT Global Energy Solutions for net cash consideration of $47.4 million reflected in Net cash used in investing activities in the Statement of Cash Flows. The businesses were acquired to complement and expand upon existing operations within the Production & Automation Technologies segment. The combined statements of earnings and combined balance sheets include the results of operations, net assets acquired and depreciation and amortization expense related to these businesses since the date of acquisition.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements of Apergy consist of an unaudited pro forma combined statement of earnings for the year ended December 31, 2017, and an unaudited pro forma combined balance sheet as of December 31, 2017. The unaudited pro forma combined financial statements reported below should be read in conjunction with Apergy’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical combined financial statements and the corresponding notes included elsewhere in this information statement.

The following unaudited pro forma combined financial statements are subject to assumptions and adjustments described in the accompanying notes. Apergy’s management believes these assumptions and adjustments are reasonable under the circumstances and given the information available at this time. The unaudited pro forma combined financial statements do not purport to represent what Apergy’s financial position and results of operations actually would have been had the separation and distribution occurred on the dates indicated, or to project Apergy’s financial performance for any future period. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical combined financial statements have been adjusted in the unaudited pro forma combined financial statements of Apergy to give effect to the pro forma events that are (1) directly attributable to the separation of Apergy, (2) factually supportable and (3) with respect to the unaudited pro forma combined statement of earnings, expected to have a continuing impact on Apergy following the separation. The adjustments to the unaudited pro forma combined balance sheet assume that Apergy’s separation from Dover occurred as of December 31, 2017. The pro forma adjustments to the unaudited pro forma combined statement of earnings assume that the separation occurred as of January 1, 2017.

The unaudited pro forma combined financial statements give effect to the following:

•	the contribution by Dover to Apergy, pursuant to the separation and distribution agreement, of all the assets and liabilities that comprise the Apergy business;

•	the expected transfer to Apergy, upon the spin-off, of certain assets and liabilities that were not included in Apergy’s historical combined financial statements;

•	the issuance of (i) new third party debt incurred by Apergy as of the distribution date estimated to total $703.5 million, net of original issue discount and deferred financing costs and (ii) the payment of $700.0 million from Apergy to Dover;

•	the reclassification of Dover’s remaining net investment in Apergy to additional paid-in capital; and

•	the distribution of approximately 77.4 million shares of Apergy’s common stock at a par value of $0.01 per share.

Apergy’s historical combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Dover, which include corporate executive management, human resources, information technology, facilities, tax, shared services, finance, and legal services that benefit Apergy. Upon completion of the separation, pursuant to agreements with Dover, Apergy expects that Dover will continue to provide it with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and Apergy expects to incur other costs to replace the services and resources that will not be provided by Dover. As a stand-alone public company, Apergy’s total costs related to such support functions may differ from the costs that were historically allocated to it from Dover. Apergy will also incur additional costs related to being a stand-alone public company. Apergy estimates that these costs may exceed the allocated amount for full year 2017 of $23 million by approximately $12 million in 2018 (total centralized support functions and additional public company expenses are estimated to be $35 million). Apergy has not adjusted the accompanying unaudited pro forma combined statement of earnings for any of these estimated additional costs as they are projected amounts based on estimates and, therefore, are not factually supportable.

On December 22, 2017, the U.S. bill commonly referred to as the Tax Cuts and Jobs Act (“Tax Reform Act”) was enacted, effective January 1, 2018, and will materially impact the Apergy tax provision due to the permanent reduction of the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate. Pro forma adjustments to the combined statement of earnings were tax effected utilizing the applicable 2017 U.S. federal income tax rate of 35% (see Note (C)). Pro forma adjustments to deferred taxes for U.S. defined benefit plans in the combined balance sheet (see Note (G)) were tax effected utilizing the applicable post 2017 U.S. federal income tax rate of 21%.

Additionally, Apergy expects to incur certain one-time costs in connection with the transition to being a stand-alone public company of approximately $38.2 million. The estimated costs include: (a) $10.2 million for tax liabilities due to Dover under the tax matters agreement; (b) $16.1 million of costs relating to entering into new financing arrangements; and (c) $11.9 million of accounting, tax, legal and other professional service costs, recruiting and relocation costs associated with hiring key senior management personnel new to Apergy, costs to separate information systems and rebranding costs, a portion of which may be capitalizable.

A portion of the $16.1 million of costs relating to entering into new financing arrangements, reflecting amortization expense over the weighted average life of the indebtedness, is recorded in the unaudited pro forma combined statement of earnings. The accompanying unaudited pro forma combined statement of earnings has not been adjusted for any other of the above costs because they are not expected to have an ongoing impact on Apergy’s operating results or are not factually supportable.

The unaudited pro forma combined balance sheet includes the $16.1 million of costs related to entering into new financing arrangements and $10.2 million for tax liabilities due to Dover under the tax matters agreement. The unaudited pro forma combined balance sheet has not been adjusted for any other of the above costs because they are not factually supportable.

Due to the scope and complexity of these activities, the amount of these estimated costs could increase or decrease materially and the timing of when they are incurred could change.

APERGY CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2017

(dollars and shares in thousands, except per share amounts)

	Historical			Pro Forma Adjustments		Pro Forma
Revenue	$1,009,591			$—		$1,009,591
Cost of goods and services	648,243			—		648,243

Gross profit	361,348			—		361,348
Selling, general and administrative expenses	262,398			—		262,398

Operating earnings	98,950			—		98,950
Interest expense, net	249	(A	)	41,793	(A)	42,042
Other expense (income), net	9,417	(A	)	(9,765)	(B)	(348)

Earnings before provision for income taxes	89,284			(32,028)		57,256
Benefit from income taxes	(22,284)			(11,962)	(C)	(34,246)

Net earnings	111,568			20,066		91,502

Less: Net earnings attributable to noncontrolling interest	930			—		930

Net earnings attributable to Company	$110,638			$20,066		$90,572

Unaudited Pro Forma Earnings Per Share
Basic					(D)	$1.16
Diluted					(E)	$1.15

Weighted Average Number of Shares Used in Calculating Earnings Per Share
Basic					(D)	77,842
Diluted					(E)	78,872

See Notes to Unaudited Pro Forma Combined Financial Statements

APERGY CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2017

(In thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$23,712	$—	(F)	$23,712
Receivables, net of allowances of $5,634	202,024	—		202,024
Inventories	201,591	—		201,591
Prepaid and other current assets	14,038	—		14,038

Total current assets	441,365	—		441,365

Property, plant and equipment, net	211,832	—		211,832
Goodwill	910,088	—		910,088
Intangible assets, net	338,510	—		338,510
Other assets and deferred charges	2,980	3,899	(F)(G)	6,879

Total assets	$1,904,775	$3,899		$1,908,674

Liabilities and Equity
Current liabilities:
Accounts payable	$98,826	$—		$98,826
Accrued compensation and employee benefits	30,289	125	(G)	30,414
Other accrued expenses	21,950	10,231	(H)	32,181

Total current liabilities	151,065	10,356		161,421

Long-term debt	—	703,500	(F)	703,500
Deferred income taxes	96,985	(2,069)	(G)	94,916
Other liabilities	16,691	8,781	(G)	25,472

Equity:
Common stock	—	774	(I)	774
Additional paid-in capital	—	948,337	(F)(G)(H)(I)(J)	948,337
Parent Company investment in Apergy Corporation	1,661,700	(1,661,700)	(J)	—
Accumulated other comprehensive loss	(26,415)	(4,080)	(G)	(30,495)

Total Parent Company Equity	1,635,285	(716,669)		918,616
Noncontrolling interest	4,749	—		4,749

Total equity	1,640,034	(716,669)		923,365

Total liabilities and equity	$1,904,775	$3,899		$1,908,674

See Notes to Unaudited Pro Forma Combined Financial Statements

APERGY CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(Amount in thousands, except where otherwise indicated)

(A)	The pro forma adjustment to interest expense gives effect to the incurrence of $703.5 million of new indebtedness as discussed in Note (F) in connection with the separation, which is net of assumed original issue discount and deferred financing costs. Pro forma interest expense was calculated based on an assumed weighted average interest rate of 5.7% per annum, inclusive of the amortization of original issue discount and deferred financing costs and an assumed weighted average life of the new indebtedness of 7.2 years.

The “Other expense, net” in the historical combined statement of earnings of Apergy includes interest expense, net amounting to $0.2 million which was reclassified to a separate line “Interest expense, net” for pro forma presentation purposes.

A change of one-eighth of 1% (12.5 basis points) to the assumed annual weighted average interest rate would change interest expense by approximately $0.9 million on an annual basis. The amount and nature of indebtedness and associated interest and other costs are based upon current estimates which may differ materially from the amounts and terms agreed to prior to the separation date. Material differences could arise depending upon the final determination of debt structure and market fluctuations in interest rates and/or other variables.

(B)	The pro forma adjustment is to remove the royalty expense recorded by Apergy related to Apergy’s use of Dover’s intellectual property and patents amounting to $9.8 million as the intellectual property will be contributed to Apergy on the distribution date.

(C)	Adjustments to the unaudited pro forma combined statement of earnings for the year ended December 31, 2017 reflect the current tax expense computed by applying the blended statutory income tax rates of the relevant jurisdictions, including the 35% U.S. federal income tax rate and the blended state tax rate of 2.3%, to the pro forma adjustments in Notes (A) and (B) above in effect for the year ended December 31, 2017.

(D)	The weighted average number of Apergy shares used to compute basic earnings per share is based on the weighted average shares of Apergy’s common stock assumed to be outstanding on the distribution date, which is based on the weighted average basic shares outstanding of Dover’s common stock during 2017, assuming a distribution ratio of one share of Apergy common stock for every two shares of Dover common stock outstanding. This calculation may not be indicative of Apergy’s actual common stock outstanding on the distribution date as there may be transactions that will impact Dover’s outstanding common stock, such as share repurchases, that will impact the actual number of shares distributed.

(E)	The weighted average number of Apergy shares used to compute diluted earnings per share is based on the weighted average basic shares of Apergy’s common stock and assuming the same assumed distribution ratio, as described in Note (D) above, plus incremental common shares issuable upon the exercise of stock settled appreciation rights and vesting of performance shares and restricted stock units based upon Dover awards outstanding during 2017 adjusted for the assumed distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from Apergy’s stock-based awards issued in connection with the adjustment of outstanding Dover stock-based awards or the grant of new stock-based awards. The number of dilutive shares of common stock underlying Apergy’s stock-based awards issued in connection with the adjustment of outstanding Dover stock-based awards will not be determined until the distribution date or shortly thereafter.

(F)

Reflects as part of our capitalization plan the assumed borrowing of $703.5 million in new indebtedness (net of original issue discount and deferred financing costs) by Apergy in connection with the separation as well as the payment of $700.0 million by Apergy to Dover. Apergy expects to incur such indebtedness following the effectiveness of the registration statement of which this information statement forms a part, but prior to the completion of the distribution. The indebtedness is expected to comprise a mix of a seven year senior secured term loan, eight year senior notes and a partially drawn five year senior secured revolving credit facility. The actual mix of our debt, and the amount of cash proceeds received, are directly related to and will depend on a number of factors, including market conditions at the time we incur the debt. Thus, the actual amounts and mix of debt could differ from what is represented here.

Pro forma adjustments impacting cash and to recognize the debt and related costs and the cash payment by Apergy to Dover at December 31, 2017 are as follows:

($ in thousands)	Net Pro Forma Adjustment to Cash
Long-Term Debt:
Net cash proceeds from issuance of new Indebtedness	$703,500
Other Assets and Deferred Charges:
Deferred financing costs on Revolving Credit Facility	(3,500)

Net cash proceeds from long-term debt	700,000
Less: Cash payment by Apergy to Dover recorded in additional paid-in capital	(700,000)

Net pro forma adjustment to cash	$—

(G)	Dover provides to certain management employees a non-qualified deferred compensation plan and a non-qualified supplemental retirement benefits plan. In addition, Dover also provides defined benefit pension plans for its eligible salaried non-U.S. employees and retirees in Canada and to Norris USW participants of Dover’s U.S. pension plan. These plans were accounted for as multi-employer plans in the historical financial statements. The benefit obligations attributed to the participants of these plans will be reflected in Apergy’s combined balance sheet as of the distribution date. Apergy will be responsible for the cash contribution to these plans upon the transfer. The benefit plan expenses associated with these plans that will be transferred to Apergy are included in Apergy’s historical combined statements of operations.

The pro forma adjustments reflect the addition of the net benefit plan assets and liabilities for the aforementioned deferred compensation plan, supplemental retirement plan and defined benefit plans that will be transferred to Apergy by Dover as part of the completion of the separation. The related adjustment to deferred income taxes is computed by applying the blended statutory income tax rates of the relevant jurisdictions, including the 21% U.S. federal income tax rate, to the pro forma adjustments in effect at December 31, 2017.

Below is the impact to the pro forma combined balance sheet as of December 31, 2017 of the above plans expected to be assumed by Apergy at the separation date:

($ in thousands)
Assets:
Other assets and deferred charges	$399
Liabilities:
Compensation and employee benefits	125
Other liabilities	8,781
Deferred income taxes	(2,069)
Equity:
Additional paid-in capital	(2,358)
Accumulated other comprehensive loss, net of tax effect	(4,080)

(H)

In connection with the separation, Dover and Apergy will enter into a tax matters agreement which will govern Dover’s and Apergy’s respective rights, responsibilities and obligations after the distribution with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, each party is responsible for its own taxes after the separation (except that, under certain circumstances, Apergy will be responsible for certain taxes imposed on Dover arising out of the separation and related transactions). For purposes of preparing the unaudited pro forma combined financial information, Apergy has currently estimated that it will have a liability due to Dover for reimbursement for certain tax-related items, as outlined in the tax matters agreement, of approximately $10.2 million, payable within one year from distribution date. The amount, as well as the timing of payment, could change.

(I)	Represents the distribution of approximately 77.4 million shares of Apergy’s common stock at a par value of $0.01 per share, totaling approximately $0.8 million to holders of Dover common stock based on 154.8 million shares of Dover common stock outstanding as of December 31, 2017 and an assumed distribution rate of one share of Apergy common stock for every two shares of Dover common stock. The offset to this is recorded in the pro forma adjustment to Additional paid-in capital.

(J)	The two equity accounts of additional paid-in capital and Parent Company investment in Apergy Corporation include the following pro forma adjustments to the December 31, 2017 balance sheet:

•	the distribution of Apergy’s common stock as discussed in note (I);

•	the payment of cash by Apergy to Dover as discussed in note (F);

•	the adjustment related to the tax liability assumed by Apergy as discussed in note (H);

•	the reclassification of Dover’s remaining net investment in Apergy to additional paid-in capital; and

•	the adjustment related to the net benefit plan assets and liabilities assumed as discussed in note (G) above.

Below is the additional paid-in capital pro forma adjustments to the December 31, 2017 combined balance sheet:

($ in thousands)
Distribution of approximately 77.4 million shares of Apergy’s common stock, par value $0.01 per share (see Note (I) above)	$(774)
Payment of cash by Apergy to Dover (see Note (F) above)	(700,000)
Tax payable by Apergy (see Note (H) above)	(10,231)
Reclassification of Parent Company remaining net investment in Apergy Corporation to additional paid-in capital	1,661,700
Net benefit plan assets and liabilities assumed by Apergy (see Note (G) above)	(2,358)

Total additional paid-in capital pro forma adjustment	$948,337

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) presented below refers to and should be read in conjunction with the audited Combined Financial Statements and related notes and the unaudited pro forma combined financial statements and related notes, each included elsewhere in this information statement. The following discussion contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Apergy believes the assumptions underlying the Combined Financial Statements are reasonable. However, the Combined Financial Statements included herein may not necessarily reflect Apergy’s results of operations, financial position and cash flows in the future or what they would have been had Apergy been a separate, stand-alone company during the periods presented.

Unless otherwise indicated or context otherwise requires, all references in this information statement to “Apergy Corporation,” “Apergy,” “we,” “us,” “our” and “our company” refer (i) prior to the consummation of the reorganization described herein, to the Apergy businesses, consisting of entities, assets and liabilities, conducting the upstream oil and gas business within Dover’s Energy segment and reflected in the combined financial statements included herein; and (ii) after the reorganization, to Apergy Corporation and its consolidated subsidiaries. References in this information statement to “Dover” refer to Dover Corporation, a Delaware corporation and its consolidated subsidiaries (other than Apergy Corporation and its combined subsidiaries), unless the context otherwise requires or as otherwise specified herein.

OVERVIEW AND OUTLOOK

Apergy is a leading provider of highly engineered technologies that help companies drill for and produce oil and gas efficiently and safely around the world. Our products include a full range of equipment and technologies that enable efficient drilling and safe and efficient production throughout the lifecycle of a well. Our principal products consist of artificial lift equipment and solutions, including electric submersible pump systems (“ESP”), rod pumping systems (“Rod Lift”), gas lift systems, progressive cavity pump systems (“PCP”) and plunger lift systems, as well as polycrystalline diamond cutters (“PDCs”) for drilling. We also provide a comprehensive automation offering consisting of equipment, software and Industrial Internet (“IIoT”) solutions for downhole monitoring, wellsite productivity enhancement and asset integrity management. Our expansive automation offering includes quartz pressure transducers and hybrid electronics, artificial lift controllers and optimization software, monitoring and predictive diagnostic instruments, and software for reciprocating machinery. Our products and technologies enhance our customers’ drilling and production economics.

Apergy’s products are used by a broad spectrum of customers in the global oil and gas industry, including national oil and gas companies, large integrated and independent oil and gas companies, all of the major oilfield equipment and services providers, and pipeline companies. We compete across major oil and gas markets globally with a particular strength in the North American onshore market. Our products are particularly well suited for unconventional/shale oil and gas markets. While our products are used in both the oil and gas markets, over 75% of our revenues come from oil markets.

Our business is organized into two reportable segments:

•

Production & Automation Technologies. Our Production & Automation Technologies segment generated revenues of $781.9 million in 2017, representing 77% of our total 2017 revenues. Production & Automation Technologies facilitates the efficient, safe and cost effective extraction of oil and gas. We design, manufacture, market and service a full range of artificial lift equipment, end-to-end automation solutions, as well as other production equipment. A portion of Production & Automation Technologies revenue is derived from activity-based consumable products, as customers routinely replace items such as sucker rods, plunger lifts and pump parts. We believe that the combination of our artificial lift equipment and our end-to-end proprietary automation solutions help oil and gas operators lower production costs and optimize well efficiency by enabling them to monitor, predict and optimize performance. Our products are sold under a collection of premier brands, which we believe are recognized by customers as leaders in their market spaces, including Harbison-Fischer, Norris, Alberta Oil Tool, Oil Lift Technology, PCS Ferguson, Pro-Rod, Upco, Accelerated, Norriseal-Wellmark, Quartzdyne, Spirit, Theta, Timberline and Windrock.

•	Drilling Technologies. Our Drilling Technologies segment generated revenues of $227.7 million in 2017, representing 23% of our total 2017 revenues. In operation for over 30 years, Drilling Technologies provides highly specialized products used in drilling oil and gas wells. We design, manufacture and market PDCs for use in oil and gas drill bits under the US Synthetic brand. Our proprietary PDCs are based on years of innovation and intellectual property development in material science applications including the production of highly stable synthetic diamonds, known as “polycrystalline diamonds.” US Synthetic has historically filed new patents at a rate of over 50 patents per year and has previously received the prestigious Shingo Prize for operational excellence. We believe our highly engineered PDCs are distinguished by their quality, rate of penetration and longevity. PDCs are a relatively small cost to the oil and gas operator in the context of overall drilling costs, but are critical to successful drilling. As a result, we believe our customers value the quality and performance of US Synthetic PDCs over less expensive alternatives because a lower quality PDC can cause unnecessary and expensive drilling delays. Over 95% of our PDCs are custom designed to meet unique customer requirements and are finished to exact customer specification to ensure optimal performance. PDCs are utilized in both vertical and horizontal drilling and need to be replaced as they wear out during the drilling process.

Spin-off

On December 7, 2017, Dover announced its intention to spin-off entities conducting the upstream oil and gas business within its Energy segment into a stand-alone, publicly traded company known as Apergy.

The spin-off will be in the form of a distribution of 100% of the shares of common stock of Apergy, which will become an independent, publicly traded company. The distribution is intended to be tax-free to Apergy, Dover, and its U.S. stockholders. Dover currently expects that the distribution will be completed in May 2018. Completion of the transaction is subject to certain conditions, including that (A) Dover will have received either (i) the IRS Ruling together with an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code, and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code or (ii) an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code, (B) Dover will have received final approval of Dover’s Board of Directors, (C) the NYSE will have approved the listing of Apergy’s common stock, subject to official notice of issuance and (D) that the SEC will have declared effective the registration statement of which this information statement forms a part, and that no stop order relating to such registration statement will be in effect. For a complete discussion of all of the conditions to the distribution, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

Upon completion of the spin-off, we will enter into agreements with Dover, including a transition services agreement, that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. The Combined Financial Statements do not reflect the effect of these new or revised agreements, and our historical expenses, including selling, general and administrative expenses, may not be reflective of our consolidated results of operations, financial position and cash flows had we been a stand-alone company during the periods discussed in “—Combined Results of Operations.”

Market Conditions

Our business provides a broad range of technologies and products for the oil and gas drilling and production industry and, as a result, is substantially dependent upon activity levels in the oil and gas industry. Demand for our products is impacted by overall global demand for oil and gas, ongoing depletion rates of existing wells which produce oil and gas, and our customers’ willingness to invest in the development and production of oil and gas resources. Our customers determine their operating and capital budgets primarily based on current and projected crude oil and natural gas prices, U.S. and worldwide rig count and U.S. well completions. Crude oil and natural gas prices are impacted by geopolitical, macroeconomic and local events and have historically been subject to substantial volatility. Projected higher oil and gas prices typically translate into higher exploration and production budgets. Indicators, such as rig count and capital spending, have often been used as a proxy for the level of drilling activity in the oil and gas sector.

Beginning in the second half of 2014 and continuing through 2016, crude oil and natural gas prices experienced a steep decline due to high levels of global oil and gas production. The average price of West Texas Intermediate crude oil (“WTI”) decreased from a high of $103.35 per barrel in the second quarter of 2014 to a low of $33.35 in the first quarter of 2016. During the same period, the average price of Brent crude oil decreased from a high of $109.70 per barrel to $33.70 per barrel. The decline in crude oil and natural gas prices during this period in turn caused a decrease in our customers’ capital spending as they reduced drilling activity, postponed the completion of previously drilled wells and delayed some of the maintenance spending on producing wells. As a result, the average U.S. rig count decreased from a peak of 1,912 in the fourth quarter of 2014 to a trough of 422 in the second quarter of 2016, while the international rig count decreased from a peak of 1,348 in the third quarter of 2014 to a trough of 925 in the fourth quarter of 2016. This reduction in our customers’ spending had an adverse impact on our financial results during this period.

In response to these unprecedented market conditions, we pursued a comprehensive contingency plan that aimed at managing short-term financial performance and preserving long-term competitive advantage. As part of this plan, we identified and preserved the core capabilities that will position us well for the recovery. We implemented aggressive restructuring actions aimed at facility and cost structure rationalization, including headcount reductions. Enterprise wide working capital reduction efforts were deployed specifically targeting inventory reductions and increases in supplier payment terms. Additionally, our global sourcing teams secured incremental material savings to lower product costs, while our operations teams drove incremental productivity gains within our factories. In parallel, we worked diligently to preserve key technology investments and customer relationships, as well as retention of key talent during this period. As a result of our efforts, we continued to generate positive cash from operating activities, and positive adjusted free cash flow (non-GAAP measure). Refer to “—Financial Condition—Liquidity and Capital Resources—Adjusted Free Cash Flow” for further details on this non-GAAP measure.

As oil prices began to stabilize in 2017, we have seen an increase in our customers’ spending and activity levels. While the North American market recovery began in the latter half of 2016 and continued through 2017, international markets remained under pressure through the beginning of 2017 and have now begun to recover. The price of WTI has averaged $50.80 per barrel during the year ended December 31, 2017 compared with $43.29 for the year ended December 31, 2016. The price of Brent crude oil has similarly averaged $54.25 per barrel through December 31, 2017, compared with $43.55 for the year ended December 31, 2016. Similarly, U.S. rig counts have recovered to 921 and international rig counts to 949 as of December 31, 2017.

Production of crude oil in the U.S. was estimated to exceed 10 million barrels per day for the first time in nearly 50 years in November 2017, according to the U.S. Energy Information Administration (“EIA”). The rise in U.S. crude production has largely coincided with a strengthening in oil prices. From the end of June to the end of December 2017, the average price of WTI increased from less than $46 per barrel to nearly $60 per barrel, edging as high as $66 per barrel in January 2018. According to the EIA, this year the United States is expected to surpass Saudi Arabia and to rival Russia as the world’s leader in oil production.

Although there remains a risk that oil prices and activity levels could deteriorate from current levels, we believe that the outlook for our businesses over the long-term is favorable. Increasing global demand for oil and gas as well as continued depletion of existing reservoirs will drive continued investment in the drilling and completion of new wells. In addition, productivity and efficiency are becoming increasingly important in the oil and gas industry as operators focus on improving per-well economics, driven by a flattening of the WTI forward price curve, and the North American onshore oil and gas industry moving from an exploration phase into a more mature production phase.

The table below summarizes quarterly and yearly average oil and gas prices, rig counts, and well completions over the last three years.

	2017					2016					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Average Price WTI Crude (per bbl) (a)	$51.62	$48.10	$48.18	$55.27	$50.80	$33.35	$45.46	$44.85	$49.14	$43.29	$48.49	$57.85	$46.49	$41.94	$48.66
Average Price Brent Crude (per bbl) (a)	$53.68	$49.67	$52.11	$61.53	$54.25	$33.70	$45.52	$45.79	$49.18	$43.55	$53.92	$61.69	$50.23	$43.57	$52.35
Average Price Henry Hub Natural Gas (per mmBtu) (a)	$3.01	$3.08	$2.95	$2.90	$2.99	$2.00	$2.14	$2.88	$3.04	$2.52	$2.90	$2.75	$2.76	$2.12	$2.63
U.S. Rig Count (b)	742	895	946	921	876	551	422	479	589	509	1,403	907	866	753	978
Canada Rig Count (b)	295	117	208	204	206	173	48	121	181	130	313	98	190	168	192
International Rig Count (b)	939	958	947	949	948	1,016	943	936	925	955	1,261	1,169	1,132	1,105	1,167
Worldwide Rig Count	1,976	1,970	2,101	2,075	2,031	1,740	1,413	1,536	1,695	1,594	2,977	2,174	2,188	2,026	2,337
U.S. Well Completions (a)	760	899	1,009	1,084	931	650	613	685	718	666	1,404	1,084	1,029	825	1,086

(a)	Source: EIA.
(b)	Source: Baker Hughes Rig Count.

Components of our Results of Operations

Revenues—Our revenues are generated substantially from product sales, which approximated over 90% of our 2017, 2016 and 2015 revenues. The remaining revenue is derived from services and leases, which represented less than 7% and 3%, respectively, in all three years. Product revenues are derived from the sale of drilling and production equipment. Service revenues are earned as we provide technical advisory assistance and field services related to our products. Lease revenue is derived from rental income of leased production equipment. Most of our operations are in the United States with approximately 76%, 74% and 75% of our sales derived domestically in 2017, 2016 and 2015, respectively. International operations are spread across Canada, Europe, Australia, the Middle East and South America. Foreign sales approximated 24%, 26% and 25% of our total revenues in 2017, 2016 and 2015, respectively.

Cost of goods and services—The principal elements of cost of goods and services are labor, raw materials and manufacturing overhead. Cost of goods and services as a percentage of revenues is influenced by the product mix sold in any particular period, the over or under absorption of manufacturing overhead and market conditions. Our costs related to our foreign operations do not significantly differ from our domestic costs.

Selling, general and administrative expenses—Selling, general and administrative expenses include the costs associated with sales and marketing, general corporate overhead, business development expenses, compensation expense, stock-based compensation expense, legal expenses and expenses from other related administrative functions. Selling, general and administrative expenses also include allocations of costs that were incurred by Dover for functions such as corporate executive management, human resources, information technology, facilities, tax, shared services, finance and legal, including the costs of salaries, benefits and other related costs. These expenses have been allocated to Apergy based on direct usage or benefit where identifiable, with the remainder allocated on the basis of revenues, headcount, or other measures.

Other expense, net—Other expense, net primarily includes royalty expense and foreign currency gains and losses. Royalty expense is payable to Dover for our use of patents and intangible assets owned by Dover. The royalty is charged based upon Apergy revenues. Patents and intangibles owned by Dover related to Apergy will transfer to Apergy upon separation. Upon separation, no further royalty charges are expected to be incurred by Apergy from Dover. Foreign currency gains and losses includes re-measurement and settlement of foreign currency denominated balances and foreign currency hedging activities.

(Benefit from) provision for income taxes—We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining the provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws. In our historical Combined Financial Statements, (benefit from) provision for income taxes and deferred income tax balances have been calculated on a stand-alone basis, although our operations have historically been included in the tax returns filed by Dover. In the future, as a stand-alone entity, we will file tax returns on our own behalf and our deferred taxes and effective tax rate may differ from those in historical periods. The U.S. bill commonly referred to as the Tax Cuts and Jobs Act (“Tax Reform Act”), which was enacted on December 22, 2017, significantly changes U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. Effective in 2018, the U.S. statutory rate will decrease from the current 35% to 21%. In addition, our overall effective income tax rate can be lower or higher than the U.S. statutory rate due to U.S. state and local income taxes and the tax effect on foreign operations.

Key Performance Indicators and Other Performance Measures

Throughout this MD&A, we refer to measures used by management to evaluate performance, including a number of financial and operational measures. Additionally, we evaluate performance using financial measures that are not defined under accounting principles generally accepted in the United States of America (“GAAP”). Please see “Non-GAAP Disclosures” at the end of this MD&A section for further detail on these financial measures. We believe these measures provide investors with important information that is useful in understanding our business results and trends. Reconciliations within this MD&A provide more details on the use and derivation of these measures.

Bookings and book-to-bill ratio—Bookings represent the dollar value of customer orders for a particular period. The book-to-bill ratio is used as an indicator of demand versus current period revenue, and it compares the total amount of orders received relative to revenues for the corresponding period. A ratio above 1.0 implies that more orders were received than filled, indicating strong customer demand, while a ratio below 1.0 implies weaker customer demand. We believe that both of these operational measures provide us and our investors an indication of our performance and outlook.

Organic revenue growth—Organic revenue growth represents the increase in revenue based on an increase in output, customer base expansion, or new product development, as opposed to mergers and acquisitions, which is inorganic growth. Organic revenue growth also excludes changes in revenue driven by foreign currency fluctuations. We use this non-GAAP measure in order to monitor and evaluate our comparable revenue performance and trends across periods.

Adjusted free cash flow—Adjusted free cash flow is a non-GAAP measure, which represents net cash provided by operating activities minus capital expenditures as set forth in the Combined Statements of Cash

Flows plus the change in income taxes payable computed under the stand-alone return basis, which is classified within Parent Company investment in Apergy and included in financing activities in the Combined Statements of Cash Flows. The change in income taxes payable classified within financing activities is included in the adjusted free cash flow calculation to be more representative of the tax cash flows for a stand-alone company. Actual stand-alone tax cash flows may differ from those in historical periods. We believe that adjusted free cash flow is an important measure of liquidity because it provides management and investors a measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

Adjusted working capital—Adjusted working capital is a non-GAAP measure calculated as accounts receivable, plus inventory, less accounts payable. We believe adjusted working capital provides a meaningful measure of our operational results by showing changes caused by revenue or operational initiatives.

Adjusted segment EBITDA and adjusted segment EBITDA margins—Adjusted segment EBITDA and adjusted segment EBITDA margin are non-GAAP measures and do not purport to be alternatives to operating income or segment earnings as a measure of operating performance. We believe that these measures are useful to investors and other users of our financial information in evaluating ongoing operating profitability as they exclude depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as restructuring expenses related primarily to exit costs and employee termination benefits. These measures are also useful in evaluating operating performance in relation to our peers.

COMBINED RESULTS OF OPERATIONS

	Years Ended December 31,			% / Point Change
(dollars in thousands)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Revenue	$1,009,591	$751,337	$1,076,680	34.4%	(30.2)%
Cost of goods and services	648,243	510,842	693,702	26.9%	(26.4)%

Gross profit	361,348	240,495	382,978	50.3%	(37.2)%
Gross profit margin	35.8%	32.0%	35.6%	3.8	(3.6)

Selling, general and administrative expenses	262,398	250,576	294,062	4.7%	(14.8)%
Selling, general and administrative expenses as a percent of revenue	26.0%	33.4%	27.3%	(7.4)	6.1

Other expense, net	9,666	8,753	11,651	10.4%	(24.9)%

Earnings (loss) before (benefit from) provision for income taxes	89,284	(18,834)	77,265	(574.1)%	(124.4)%
(Benefit from) provision for income taxes	(22,284)	(8,043)	24,131	177.1%	(133.3)%
Effective tax rate	(25.0)%	42.7%	31.2%	(67.7)	11.5

Net earnings (loss)	111,568	(10,791)	53,134	(1,133.9)%	(120.3)%
Less: Net earnings attributable to noncontrolling interest	930	1,851	1,436	(49.8)%	28.9%
Net earnings (loss) attributable to Company	110,638	(12,642)	51,698	(975.2)%	(124.5)%

Revenue

For the year ended December 31, 2017, revenue increased $258.3 million, or 34.4%, to $1.0 billion compared with 2016, composed of organic growth of 34.0%, growth from acquisitions of 0.2% and a favorable impact of 0.2% from foreign currency translation. Organic revenue was driven by significant growth in U.S. and Canada rig counts and increased well completion activity during the year. Customer pricing did not have a significant impact to revenue in 2017.

For the year ended December 31, 2017, U.S. revenue increased 37.7% compared with 2016, primarily due to a 72.1% increase in U.S. rig count from 509 rigs in 2016 to 876 rigs in 2017. Non-U.S. revenue increased 24.8% for the year ended December 31, 2017 compared with 2016 largely due to the increase in Canada rig count of 58% from 130 in 2016 to 206 in 2017.

For the year ended December 31, 2016, revenue decreased $325.3 million, or 30.2%, to $751.3 million compared with 2015, composed of an organic revenue decline of 30.1% and an unfavorable impact from foreign currency translation of 0.1%. This result was driven by significant declines in market fundamentals, especially with regard to U.S. rig count and end-customer capital spending. These reductions broadly impacted our segments. Customer pricing unfavorably impacted revenue by approximately 1.9% in 2016.

For the year ended December 31, 2016, U.S. revenue declined 30.8% compared with 2015, primarily as a result of a U.S. rig count decline of 48.0%, from 978 rigs in 2015 to 509 rigs in 2016. Non-U.S. revenue declined 28.4% for the year ended December 31, 2016 compared with 2015 largely due to the decline in oil and gas prices leading to decreased exploration and production activities outside of the United States.

Gross Profit

For the year ended December 31, 2017, our gross profit increased $120.9 million, or 50.3%, to $361.3 million compared with 2016, primarily due to a significant increase in organic sales volume due to an improving oil and gas market compared to the prior year. Gross profit margin increased 380 basis points primarily due to the increase in sales volume, increased leverage on operating costs, the benefits of prior year restructuring actions and lower restructuring cost.

For the year ended December 31, 2016, our gross profit decreased $142.5 million, or 37.2%, to $240.5 million compared with 2015, primarily due to the significant decline in organic sales volumes related to the decline in the oil and gas market, which also led to decreased leverage on operating costs. This decline was partially offset by supply chain cost containment initiatives, cost savings realized from restructuring programs, net of costs, and a decrease in depreciation and amortization costs of $3.7 million. Gross profit margin declined 360 basis points primarily due to significant decline in sales volume combined with pricing weakness.

Selling, General and Administrative Expenses

For the year ended December 31, 2017, selling, general and administrative expenses increased $11.8 million, or 4.7%, to $262.4 million compared with 2016, primarily reflecting an increase in employee incentive compensation and corporate allocations as a result of a significant increase in revenues and earnings and an increase in the number of employees, partially offset by the benefits of prior restructuring actions and lower restructuring costs. As a percentage of revenue, selling, general and administrative expenses decreased 740 basis points in 2017 to 26.0%, reflecting increased leverage of operating costs on a higher revenue base, partially offset by the aforementioned increase in expenses.

For the year ended December 31, 2016, selling, general and administrative expenses decreased $43.5 million, or 14.8%, to $250.6 million compared with 2015 reflecting the impact of cost savings realized from restructuring programs and reduced discretionary spending, as well as a decrease in restructuring charges of $6.4 million and depreciation and amortization costs of $4.3 million. As a percentage of revenue, selling, general and administrative expenses increased 610 basis points in 2016 to 33.4%, as we were unable to reduce costs as rapidly as sales were declining due to overall market weakness.

Other Expense, Net

For the years ended December 31, 2017, 2016 and 2015, other expense, net of $9.7 million, $8.8 million and $11.7 million, respectively, included royalty expenses paid to Dover of $9.8 million, $7.4 million and

$10.4 million, respectively, for the use of patents and intangible assets owned by Dover. Patents and intangibles owned by Dover related to Apergy will transfer to Apergy upon separation. Upon separation, no further royalty charges are expected to be incurred by Apergy from Dover. Other expense, net also included $0.3 million of net foreign exchange gains for 2017 and $0.7 million of net foreign exchange losses for both 2016 and 2015 resulting from the re-measurement and settlement of foreign currency denominated balances including gains and losses on hedging activities.

(Benefit from) Provision for Income Taxes

Our businesses operate globally, as such we generate earnings and (losses) in many different jurisdictions. For the years ended 2017, 2016 and 2015, pre-tax earnings generated in foreign jurisdictions was $22.4 million, $7.1 million and $15.6 million, respectively. As a percentage of our total pre-tax earnings (loss), foreign pre-tax earnings was 25.1%, (37.7)% and 20.2%, respectively. With regard to 2016, the rate of (37.7)% reflects foreign pre-tax earnings of $7.1 million as a percentage of our total pre-tax loss of $18.8 million. Foreign earnings is generally subject to local country tax rates that are below the 35.0% U.S. statutory tax rate as of December 31, 2017. As a result, our historical effective non-U.S. tax rate has been typically significantly lower than the U.S. statutory tax rate. Effective January 1, 2018, the U.S. statutory rate will permanently decrease to 21.0%, due to the Tax Reform Act.

For the year ended December 31, 2017, our effective tax rate was (25.0)%, driven predominantly by a provisional net tax benefit of $49.3 million due to the Tax Reform Act. The net tax benefit was primarily related to a $53.2 million impact from the re-measurement of deferred tax liabilities arising from a lower U.S. corporate income tax rate. The Tax Reform Act also imposed a tax for a one-time deemed repatriation of post-1986 unremitted foreign earnings and profits through the year ended December 31, 2017. As a result, we also recorded a provisional tax expense related to the deemed repatriation of $3.9 million. The final impact may differ from these provisional amounts, possible materially, due to, among other things, issuance of additional regulatory guidance, changes in interpretations and assumptions we made, and actions we may take as a result of the Tax Reform Act.

For the year ended December 31, 2016, our effective tax rate was 42.7% compared to 31.2% for the year ended December 31, 2015. The 2016 tax rate increased from 2015 primarily due to the impact of foreign operations and domestic manufacturing deductions.

The Company has not recorded a liability for uncertain tax positions at December 31, 2017 and 2016.

See Note 11—Income Taxes in the Combined Financial Statements included elsewhere in this information statement for additional details.

Net Earnings Attributable to Noncontrolling Interest

For the year ended December 31, 2017, earnings attributable to noncontrolling interest decreased $0.9 million, or 49.8%, to $0.9 million compared to the prior year. This noncontrolling interest represents 40% of the net earnings attributable to an outside investor in a consolidated subsidiary company, Norris Production Solutions Middle East LLC, where we are the majority owner at 60% and have the controlling financial interest. Total earnings of this subsidiary decreased due to the declining oil and gas market in the Middle East where Norris Production Solutions Middle East LLC resides and conducts business.

For the year ended December 31, 2016, earnings attributable to noncontrolling interest increased $0.4 million, or 28.9%, to $1.9 million compared to the prior year. Total earnings of this subsidiary increased due to an increase in revenues, as Norris Production Solutions Middle East LLC was not affected by the decline in oil prices in 2016 as a result of contractual pricing for some large customers.

Net Earnings (Loss) Attributable to Company

For the year ended December 31, 2017, net earnings (loss) attributable to the Company increased $123.3 million, or 975.2%, to net earnings of $110.6 million, compared with a net loss of $12.6 million for the year ended December 31, 2016. This increase was primarily driven by increased sales volume due to significant growth in U.S. and Canada rig counts, increased well completion activity during the year and the favorable impact in 2017 of the Tax Reform Act of $49.3 million.

For the year ended December 31, 2016, net (loss) earnings attributable to the Company decreased $64.3 million, or 124.5%, to a $12.6 million net loss, compared with earnings of $51.7 million, for the year ended December 31, 2015. This decrease is primarily driven by significantly lower volume attributable to deteriorating oil and gas related market conditions, partially offset by savings from restructuring actions of approximately $60 million and decreases in restructuring charges of $6.1 million and depreciation and amortization of $7.9 million.

Restructuring Activities

The restructuring charges of $6.9 million incurred in 2017 related to restructuring programs designed to continue to optimize our operations within our Production & Automation Technologies segment through facility consolidations, exiting from certain non-strategic product lines and work force reductions. The Drilling Technologies segment did not incur any restructuring charges in 2017.

In 2016 and 2015, we incurred restructuring charges totaling $15.2 million and $21.2 million, respectively, relating to targeted facility consolidations at certain businesses, headcount reductions and other actions taken to optimize our cost structure. See Note 9—Restructuring Activities in the Combined Financial Statements included elsewhere in this information statement for additional details regarding our recent restructuring activities.

The cost savings realized as a result of restructuring programs and other cost management actions previously initiated were approximately $18 million, $60 million and $45 million during 2017, 2016 and 2015, respectively. The cost savings associated with these actions are reflected in cost of goods and services and selling, general and administrative expense in the Combined Statements of Earnings.

SEGMENT RESULTS OF OPERATIONS

Historically, the Company was part of the Dover Energy operating segment. As the Company is transitioning into a stand-alone company, the Company’s Chief Executive Officer, its Chief Operating Decision Maker (“CODM”), evaluated how to view and measure the business performance. Based upon such evaluation, and effective during the fourth quarter of 2017, the Company determined it is organized into two operating segments, which are also its reportable segments based on how the CODM analyzes performance, allocates capital and makes strategic and operational decisions. The CODM allocates resources to and evaluates the financial performance of each operating segment primarily based on revenues and segment earnings. The 2017, 2016 and 2015 segment results are presented in accordance with this new structure.

The summary that follows provides a discussion of the results of operations of both reportable segments: Production & Automation Technologies and Drilling Technologies. See Note 16—Segment Information in the Combined Financial Statements for the years ended December 31, 2017, 2016 and 2015 included elsewhere in this information statement for a reconciliation of segment revenue and segment earnings to our combined results.

Adjusted segment EBITDA and adjusted segment EBITDA margin, which are presented in the segment discussion that follows, are non-GAAP measures and do not purport to be alternatives to operating income or segment earnings as measures of operating performance. We believe that these measures are useful to investors and other users of our financial information in evaluating ongoing operating profitability as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years and restructuring expense related primarily to exit costs and employee termination benefits. These measures are also useful in evaluating operating performance in relation to our peers. Adjusted segment EBITDA is calculated by adding back depreciation and amortization expense and restructuring charges to segment earnings, which is the most directly comparable GAAP measure and included in the tables below. Adjusted segment EBITDA margin is calculated as adjusted segment EBITDA divided by segment revenue. We do not present segment net income because certain corporate expenses are not allocated at a segment level. For further information, see “Non-GAAP Disclosures” at the end of this MD&A.

Production & Automation Technologies

	Years Ended December 31,			% Change
(dollars in thousands)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Revenue	$781,938	$638,017	$912,383	22.6%	(30.1)%
Segment earnings (loss)	$24,889	$(21,687)	$58,446	214.8%	(137.1)%

Depreciation and amortization (1)	$99,929	$99,607	$103,612	0.3%	(3.9)%
Restructuring charges (2)	$6,921	$12,757	$18,750	(45.7)%	(32.0)%

Adjusted segment EBITDA	$131,739	$90,677	$180,808	45.3%	(49.8)%
Adjusted segment EBITDA margin	16.8%	14.2%	19.8%

Other measures:
Bookings	$792,817	$625,149	$869,947	26.8%	(28.1)%
Book-to-bill	1.01	0.98	0.95	3.1%	3.2%

Components of revenue growth (decline):
Organic growth (decline)				22.1%	(30.0)%
Acquisitions				0.3%	—%
Foreign currency translation				0.2%	(0.1)%

Total revenue growth (decline)				22.6%	(30.1)%

(1)	Depreciation and amortization expense reported in: a) cost of goods and services was $52.4 million $49.6 million and $52.1 million for the years ended December 31, 2017, 2016 and 2015, respectively; and b) selling, general and administrative expenses was $47.5 million, $50.0 million and $51.5 million for the years ended December 31, 2017, 2016 and 2015, respectively. Depreciation and amortization expense includes acquisition-related depreciation and amortization of $57.4 million, $60.0 million and $63.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.
(2)	Restructuring charges reported in: a) cost of goods and services were $6.3 million, $7.8 million and $6.9 million for the years ended December 31, 2017, 2016 and 2015, respectively; and b) selling, general and administrative expenses were $0.6 million, $5.0 million and $11.9 million for the years ended December 31, 2017, 2016 and 2015, respectively.

2017 Versus 2016

Production & Automation Technologies segment revenue increased for the year ended December 31, 2017, by $143.9 million, or 22.6%, compared to the prior year, including organic growth of 22.1%, acquisition-related growth of 0.3% due to the acquisition of PCP Oil Tools and a favorable impact from foreign currency translation of 0.2%. The increase in organic revenue was the result of significantly higher demand from our customers as a result of the increase of active drilling rigs and well completion activity in the U.S. and abroad. Customer pricing favorably impacted revenue by 0.4% for the year ended December 31, 2017.

Production & Automation Technologies segment earnings for the year ended December 31, 2017 compared to prior year segment loss increased by $46.6 million, or 214.8%, primarily driven by an increase in sales volume due to improving oil and gas markets. The increase in earnings included cost savings realized from restructuring programs of approximately $14.7 million as well as a reduction in restructuring charges of $5.8 million. Adjusted segment EBITDA for the year ended December 31, 2017 increased by $41.1 million, or 45.3%, compared to the prior year, primarily driven by an increase in sales volume due to improving oil and gas markets and the impact of cost savings realized from restructuring programs. Adjusted segment EBITDA margins increased by 260 basis points to 16.8% compared to the prior year driven by significant increases in sales volume, increased leverage on operating costs, and restructuring savings.

Bookings for the year ended December 31, 2017 increased $167.7 million, or 26.8%, compared to the prior year, reflecting market improvement. Segment book-to-bill was 1.01 in 2017, a decrease of 3.1% compared to the prior year.

2016 Versus 2015

Production & Automation Technologies segment revenue decreased for the year ended December 31, 2016, by $274.4 million, or 30.1%, compared to the prior year, including an organic decline of 30.0%, and an unfavorable impact from foreign currency translation of 0.1%. This decline in revenue was the result of significantly lower demand from our customers as a result of the dramatic decrease in the price of oil and a decline of active drilling rigs and well completion activity in the U.S. and abroad due to global supply of oil and gas exceeding demand. Customer pricing unfavorably impacted revenue by approximately 1.9% in 2016.

Production & Automation Technologies segment loss for the year ended December 31, 2016 compared to prior year segment earnings decreased by $80.1 million, or 137.1%, primarily driven by a decline in sales volume due to deteriorating oil and gas markets. The decline was partially offset by the impact of cost savings realized from restructuring programs of approximately $47 million as well as a reduction in depreciation and amortization expense of $4.0 million and restructuring charges of $6.0 million. Adjusted segment EBITDA for the year ended December 31, 2016 decreased by $90.1 million, or 49.8%, compared to the prior year, primarily driven by a decline in sales volume due to deteriorating oil and gas markets, partially offset by the impact of cost savings realized from restructuring programs. Adjusted segment EBITDA margins decreased by 560 basis points to 14.2% compared to the prior year driven by significant decline in sales volume combined with weakness in pricing, partially offset by restructuring savings.

Bookings for the year ended December 31, 2016 decreased $244.8 million, or 28.1%, compared to the prior year, reflecting ongoing market weakness. Segment book-to-bill was 0.98 in 2016, an increase of 3.2% compared to the prior year.

Drilling Technologies

	Years Ended December 31,			% Change
(dollars in thousands)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Revenue	$227,653	$113,320	$164,297	100.9%	(31.0)%
Segment earnings	$74,317	$8,397	$26,819	785.0%	(68.7)%

Depreciation and amortization (1)	$11,950	$12,448	$16,380	(4.0)%	(24.0)%
Restructuring charges (2)	$—	$2,405	$2,480	(100.0)%	(3.0)%

Adjusted segment EBITDA	$86,267	$23,250	$45,679	271.0%	(49.1)%
Adjusted segment EBITDA margin	37.9%	20.5%	27.8%

Other measures:
Bookings	$232,796	$118,433	$160,756	96.6%	(26.3)%
Book-to-bill	1.02	1.05	0.98	(3)%	7.1%

Components of revenue growth (decline):
Organic growth (decline)				100.9%	(31.0)%

Total revenue growth (decline)				100.9%	(31.0)%

(1)	Depreciation and amortization expense reported in: a) cost of goods and services was $11.5 million, $11.9 million and $13.0 million for the years ended December 31, 2017, 2016 and 2015, respectively; and b) selling, general and administrative expenses was $0.4 million, $0.6 million and $3.4 million for the years ended December 31, 2017, 2016 and 2015, respectively. Depreciation and amortization expense includes acquisition-related depreciation and amortization of $0.1 million and $3.0 million for the years ended December 31, 2016 and 2015, respectively. Acquisition-related depreciation and amortization was not significant for the year ended December 31, 2017.
(2)	Restructuring charges reported in: a) cost of goods and services were $1.7 million and $2.2 million for the years ended December 31, 2016 and 2015, respectively; and b) selling, general and administrative expenses were $0.7 million and $0.3 million for the years ended December 31, 2016 and 2015, respectively. There were no restructuring charges related to the Drilling Technologies segment for the year ended December 31, 2017.

2017 Versus 2016

Drilling Technologies segment revenue for the year ended December 31, 2017 increased $114.3 million, or 100.9%, compared to the prior year, driven entirely by organic growth. This increase in revenue was the result of significantly higher demand from our customers as a result of the increase in active drilling rigs in the U.S. and Canada. Customer pricing unfavorably impacted revenue by approximately 2.6% for the year ended December 31, 2017.

Drilling Technologies segment earnings for the year ended December 31, 2017 increased $65.9 million, or 785.0%, compared to the prior year primarily driven by increased sales volume and from the benefit of approximately $2.9 million in restructuring savings, partially offset by unfavorable pricing. Adjusted segment EBITDA for the year ended December 31, 2017 increased by $63.0 million, or 271.0%, compared to the prior year, primarily driven by an increase in sales volume and the benefit of restructuring savings which was partially offset by unfavorable pricing. Adjusted segment EBITDA margins increased by 1,740 basis points to 37.9% compared to the prior year driven by a significant increase in sales volume and increased leverage on operating costs.

Bookings for the year ended December 31, 2017 increased $114.4 million, or 96.6%, compared to the prior year, due to market improvement. Segment book-to-bill was 1.02 in 2017, a decrease of 2.9% compared to the prior year.

2016 Versus 2015

Drilling Technologies segment revenue for the year ended December 31, 2016 decreased $51.0 million, or 31.0%, compared to the prior year, driven by an organic decline of 31.0%. This decline in revenue was the result of significantly lower demand from our customers as a result of the dramatic decrease in the price of oil and a decline in active drilling rigs in the U.S. and abroad. Customer pricing did not have a significant impact to revenue for the year ended December 31, 2016.

Drilling Technologies segment earnings for the year ended December 31, 2016 decreased $18.4 million, or 68.7%, compared to the prior year primarily driven by declining sales volume. The decline was partially offset by the impact of cost savings realized from restructuring actions of approximately $13 million as well as a reduction in depreciation and amortization expense of $3.9 million. Adjusted segment EBITDA for the year ended December 31, 2016 decreased by $22.4 million, or 49.1%, compared to the prior year, primarily driven by a decrease in sales volume, partially offset by the impact of cost savings realized from restructuring actions. Adjusted segment EBITDA margins decreased by 730 basis points to 20.5% compared to the prior year driven by a significant decline in sales volume, partially offset by restructuring savings.

Bookings for the year ended December 31 2016, decreased $42.3 million, or 26.3%, compared to the prior year, due to ongoing market weakness. Segment book-to-bill was 1.05 in 2016, an increase of 7.1% compared to the prior year.

FINANCIAL CONDITION

Historically, Apergy has generated and expects to continue to generate positive cash flow from operations. In response to the unprecedented market conditions beginning in the second half of 2014 and continuing through 2016, we pursued a comprehensive contingency plan that aimed at managing short-term financial performance and preserving long-term competitive advantage. As part of this plan, we identified and preserved the core capabilities that will position us well for the recovery. We implemented aggressive restructuring actions aimed at facility and cost structure rationalization, including headcount reductions. Enterprise wide working capital reduction efforts were deployed specifically targeting inventory reductions and increases in supplier payment terms. Additionally, our global sourcing teams secured incremental material savings to lower product costs, while our operations teams drove incremental productivity gains within our factories. In parallel, we worked diligently to preserve key technology investments and customer relationships, as well as retention of key talent during this period. As a result of our efforts, we continued to generate positive cash from operating activities, and positive adjusted free cash flow (non-GAAP measure) in 2015 and 2016. As the market began to stabilize in 2017, we saw a significant increase in U.S. rig count and customer spending. In response, we have utilized more cash to increase production and invest in working capital needs while still maintaining positive adjusted free cash flow. Refer to “—Liquidity and Capital Resources—Adjusted Free Cash Flow” for further details on this non-GAAP measure.

Subsequent to the separation, we will no longer participate in cash management and funding arrangements with Dover. Historically, we have utilized these arrangements to fund significant expenditures, such as manufacturing capacity expansion and acquisitions. Our ability to fund our operations and capital needs will depend on our ongoing ability to generate cash from operations and access capital markets. We believe that our future cash from operations and access to capital markets will provide adequate resources to fund working capital needs, make capital expenditures and strategic investments and pay dividends (if any).

Our ability to make payments on and to refinance our indebtedness, including any third-party debt incurred in conjunction with the distribution, as well as any debt that we may incur after the distribution, will depend on our future ability to generate cash from operations, as well as financings or asset sales. Our cash and cash equivalents totaled $23.7 million and $26.0 million at December 31, 2017 and 2016, respectively, which was held by our non-pooling, non-U.S. operations. As a result of the Tax Reform Act, during 2018 we plan to make cash distributions to the U.S. from non-U.S. subsidiaries of up to an estimated $6.0 million, which is not anticipated to result in any withholding tax expense.

Our U.S. cash was historically pooled to Dover through intercompany advances and is not reflected on our Combined Balance Sheets. Norris Production Solutions Middle East LLC, where the Company is the majority owner at 60% and has the controlling financial interest, holds $9.5 million and $11.3 million of Apergy’s total cash and cash equivalents at December 31, 2017 and 2016, respectively. The funds are not formally segregated or legally restricted. Distributions are determined based upon simple majority vote and subject to customary statutory requirements. Apergy is entitled to 60% of any approved distributions.

Cash Flow Summary

The following table is derived from our Combined Statements of Cash Flows:

	Years Ended December 31,
Cash Flows from Continuing Operations (in thousands)	2017	2016	2015
Net cash flows provided by (used in):
Operating activities	$62,394	$128,580	$207,903
Investing activities	(31,983)	(26,899)	(26,333)
Financing activities	(33,003)	(85,981)	(194,977)

Operating Activities

Cash provided by operating activities for the year ended December 31, 2017 decreased $66.2 million compared to 2016. This decrease was primarily a result of higher investments in adjusted working capital driven by sales volume increases. For the year ended December 31, 2017 cash used to invest in adjusted working capital was $45.7 million, whereas for the year ended December 31, 2016 cash provided by adjusted working capital was $49.9 million, resulting in an overall decrease in cash of $95.6 million. The decrease in cash was partially offset by higher net earnings of $73.8 million, excluding non-cash activity from depreciation and amortization and the impact of the Tax Reform Act.

Cash provided by operating activities for the year ended December 31, 2016 decreased $79.3 million compared to 2015. This decrease was driven primarily by lower earnings of $72.3 million, excluding depreciation and amortization, due to lower sales volumes from the deteriorating oil and gas related market conditions. The decrease was also driven by lower cash inflows from adjusted working capital of $51.5 million primarily due to the aforementioned lower sales levels. These decreases were partially offset by lower cash outflows for employee incentives.

Adjusted Working Capital: We believe adjusted working capital (a non-GAAP measure calculated as accounts receivable, plus inventory, less accounts payable) provides a meaningful measure of our operational results by showing changes caused by revenue or operational initiatives.

Adjusted Working Capital (dollars in thousands)	December 31, 2017	December 31, 2016
Accounts receivable	$202,024	$139,485
Inventories	201,591	184,558
Less: Accounts payable	98,826	66,280

Adjusted working capital	$304,789	$257,763

Adjusted working capital as a percentage of revenue	30.2%	34.3%

Adjusted working capital increased from December 31, 2016 by $47.0 million, or 18.2%, to $304.8 million at December 31, 2017, reflecting an increase in receivables of $62.5 million and an increase in inventory of $17.0 million, partially offset by an increase in accounts payable of $32.5 million. The increases in adjusted working capital were in support of the higher sales volumes. Excluding our acquisition and the effects of foreign currency translation, adjusted working capital increased by $45.7 million.

Investing Activities

Cash used in investing activities resulted primarily from cash outflows for capital expenditures, acquisition of a business and the additions of intangible assets, partially offset by proceeds from the sale of property, plant and equipment. The majority of the activity in investing activities comprised the following:

Capital spending: Capital expenditures, primarily to support productivity and new product launches, were $26.7 million in 2017, $25.7 million in 2016 and $24.2 million in 2015 or 2.6%, 3.4% and 2.2%, respectively, as a percentage of revenue. Our capital expenditures increased $1.0 million for the year ended December 31, 2017 as compared to 2016, primarily within the Production & Automation Technologies segment, to invest in facility expansion to accommodate reorganization and consolidation elsewhere in the business.

Acquisition: In 2017, we deployed $8.8 million to acquire PCP Oil Tools, within the Production & Automation Technologies segment. See Note 4—Acquisitions in the Combined Financial Statements included elsewhere in this information statement for additional details.

Additions to intangible assets: During the years ended December 31, 2016 and 2015, we acquired patents for $3.7 million and $10.0 million, respectively, from Dover. We capitalized the patent costs in the Combined Balance Sheets and are amortizing them to the Combined Statements of Earnings based upon their estimated useful lives. There were no such additions in 2017.

Financing Activities

Cash used in financing activities results primarily from using cash for net transfers to parent and the distribution to non-controlling interest. Transfers of cash to and from Dover are reflected as a component of Parent Company investment in Apergy in the Combined Balance Sheets.

Distribution to noncontrolling interest: During the years ended December 31, 2017 and 2016, we made distributions to our noncontrolling interest holder in Norris Production Solutions Middle East LLC, a subsidiary company in the Sultanate of Oman, of approximately $1.2 million and $1.7 million, respectively, with no similar activity during the year ended December 31, 2015.

Liquidity and Capital Resources

Adjusted Free Cash Flow

In addition to measuring our cash flow generation and usage based upon the operating, investing and financing classifications included in the Combined Statements of Cash Flows, we also measure adjusted free cash flow (a non-GAAP measure), which represents net cash provided by operating activities minus capital expenditures as set forth in the Combined Statements of Cash Flows plus the change in income taxes payable computed under the stand-alone return basis, which is classified within Parent Company investment in Apergy and included in financing activities in the Combined Statements of Cash Flows. The change in income taxes payable classified within financing activities is included in the adjusted free cash flow calculation to be more representative of the tax cash flows for a stand-alone company. Actual stand-alone tax cash flows may differ from those in historical periods. We believe that adjusted free cash flow is an important measure of liquidity because it provides management and investors a measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions (if any), paying dividends (if any), repaying debt and repurchasing our common stock.

The following table reconciles our adjusted free cash flow to cash flow provided by operating activities:

	Years Ended December 31,
Adjusted Free Cash Flow (dollars in thousands)	2017	2016	2015
Cash flow provided by operating activities	$62,394	$128,580	$207,903
Less: Capital expenditures	(26,688)	(25,725)	(24,217)
Add: Change in income taxes payable	27,391	(21,851)	(74,770)

Adjusted free cash flow	$63,097	$81,004	$108,916

Adjusted free cash flow as a percentage of revenue	6.2%	10.8%	10.1%

In 2017, we generated adjusted free cash flow of $63.1 million, representing 6.2% of revenue. Adjusted free cash flow in 2016 was $81.0 million or 10.8% of revenue and $108.9 million or 10.1% of revenue in 2015. The 2017 full year decrease in adjusted free cash flow reflects lower cash flow from operating activities primarily due to higher investments in working capital as a result of increased sales volume and higher capital expenditures as previously discussed. The decrease was partially offset by an increase in the income tax payable driven by a positive earnings before tax in 2017 when compared with the U.S. loss before taxes in 2016.

Financing Arrangements in Connection with the Spin-off

Following the effectiveness of the registration statement of which this information statement forms a part, but prior to the completion of the distribution, Apergy expects to incur approximately $703.5 million in new indebtedness (net of original issue discount and deferred financing costs). The indebtedness is expected to comprise a mix of a seven year senior secured term loan, eight year senior notes and a partially drawn five year senior secured revolving credit facility. The proceeds of this borrowing will be paid to Dover. The actual mix of Apergy’s debt, and the amount of cash proceeds received, are directly related to and will depend on a number of factors, including market conditions at the time Apergy incurs the debt. There can be no assurances that any such financing transactions will be completed in the timeframe or size indicated, on terms that Apergy considers acceptable, or at all. See the sections entitled “Capitalization” and “Unaudited Pro Forma Combined Financial Information.”

Off-Balance Sheet Arrangements and Contractual Obligations

As of December 31, 2017 and 2016, we had approximately $8.1 million and $16.0 million, respectively, outstanding in letters of credit with financial institutions, which expire at various dates in 2018 through 2020. These letters of credit are primarily maintained as security for insurance, warranty and other performance obligations. In general, we would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which we believe is remote.

A summary of our combined contractual obligations and commitments as of December 31, 2017 and the years when these obligations are expected to be due is as follows:

		Payments Due by Period (1)
(in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Rental commitments (2)	$44,992	$11,668	$18,285	9,934	$5,105
Purchase obligations (2)	27,803	27,457	346	—	—
Capital leases	4,109	2,232	1,877	—	—
Supplemental and post-retirement benefits (3)	12,178	1,658	3,026	2,622	4,872

Total obligations	$89,082	$43,015	$23,534	$12,556	$9,977

(1)	Historical amounts do not give effect to payments required under new indebtedness that we expect to enter into in connection with the spin-off, as described under “—Liquidity and Capital Resources—Financing Arrangements in Connection with the Spin-off.”

(2)	Represents off-balance sheet commitments and obligations for rental commitments related to operating leases and purchase obligations related to open purchase orders with our vendors.
(3)	Amounts represent estimated benefit payments under our unfunded defined benefit plans. See Note 14—Employee Benefit Plans and Non-Qualified Plans to the Combined Financial Statements included elsewhere in this information statement for additional information.

One-time deemed repatriation obligations of unremitted earnings of foreign subsidiaries arising from the Tax Reform Act have been excluded from the above table as such obligations are those of Dover.

Risk Management

We are exposed to certain market risks which exist as part of our ongoing business operations, including price volatility for certain commodities, the dependence on key customers, and changes in currency exchange rates. We do not engage in speculative or leveraged transactions and do not hold or issue financial instruments for trading purposes.

Commodity Price Exposure

We use a wide variety of raw materials, primarily metals and semi-processed or finished components, which are generally available from a number of sources. While the required raw materials are generally available, commodity pricing for metals, such as nickel, chrome, molybdenum, vanadium, manganese and steel scrap, fluctuate with the market. As a result, our operating results are exposed to market price fluctuations. Although some cost increases may be recovered through increased prices to customers if commodity prices trend upward, we attempt to control such costs through fixed-price contracts with suppliers and various other programs, such as our global supply chain activities.

Dependence on Key Customers; Concentration of Credit

The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition. For the years ended December 31, 2017, 2016 and 2015, there were no customers that accounted for more than 10% of total revenues. If a key customer fails to meet payment obligations, our operating results and financial condition could be adversely affected.

Foreign Currency Exposure

We conduct business through our subsidiaries in different countries, and fluctuations in currency exchange rates could have a significant impact on the reported results of operations, which are presented in U.S. dollars. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Accordingly, significant changes in currency exchange rates, particularly the Canadian Dollar, the Australian Dollar and the Colombian Peso, could cause fluctuations and negative impacts in the reported results of operations.

In addition, sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening of the U.S. dollar could result in unfavorable translation effects.

Critical Accounting Policies

Critical Accounting Policies and Estimates

Our Combined Financial Statements and related public financial information are based on the application of GAAP. GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts we report. These estimates can also affect supplemental information contained in our public disclosures, including information regarding contingencies, risk and our financial condition. The significant accounting policies used in the preparation of our Combined Financial Statements are discussed in Note 2 — Summary of Significant Accounting Policies in the Combined Financial Statements included elsewhere in this information statement. The accounting assumptions and estimates discussed in the section below are those that we consider most critical to an understanding of our financial statements because they inherently involve significant judgments and estimates. We believe our use of estimates and underlying accounting assumptions conforms to GAAP and is consistently applied. We review valuations based on estimates for reasonableness on a consistent basis.

Revenue Recognition—Revenue is recognized when all of the following conditions are satisfied: a) persuasive evidence of an arrangement exists, b) price is fixed or determinable, c) collectability is reasonably assured and d) delivery has occurred or services have been rendered. The majority of the Company’s revenue is generated through the manufacture and sale of a broad range of specialized products and components, with revenue recognized upon transfer of title and risk of loss, which is generally upon shipment. Certain product sales are recognized based on the percentage-of-completion method, which is based on the estimated costs to completion and represented 0.7%, 2.5% and 2.2% of total revenue for the years ended December 31, 2017, 2016 and 2015, respectively. When necessary, provisions for estimated losses on these contracts are made in the period in which such losses are determined. The Company derives product revenue from the sale of software standalone products and software-enabled tangible products, which in aggregate represented 8.1% of total revenue for the year ended December 31, 2017 and 8.7% of total revenue for each of 2016 and 2015. Software product revenue is recorded when the software product is shipped to the customer or over the term of the contract. Service revenue represented 6.3%, 6.8% and 5.2% of total revenue for the years ended December 31, 2017, 2016 and 2015, respectively and is recognized as the services are performed. Leasing revenue represented 1.9% 2.7% and 2.6% of total revenue for the years ended December 31, 2017, 2016 and 2015, respectively. Lease revenue is recognized ratably over the lease term and the leased asset is included in property, plant and equipment and depreciated to its estimated residual value over the lease term.

In limited cases, our revenue arrangements with customers require delivery, installation, testing or other acceptance provisions to be satisfied before revenue is recognized. We include shipping costs billed to customers in revenue and the related shipping costs in cost of goods and services.

Inventories—Inventories for the majority of our subsidiaries, including all international subsidiaries, are stated at the lower of net realizable value, determined on the first-in, first-out (FIFO) basis, or cost. Other domestic inventories are stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value. Under certain market conditions, estimates and judgments regarding the valuation of inventories are employed by us to properly value inventories.

Goodwill and Other Intangible Assets—We have significant goodwill and intangible assets on our balance sheet as a result of past acquisitions. The valuation and classification of these assets and the assignment of useful lives involve significant judgments and the use of estimates. In addition, the testing of goodwill and intangibles for impairment requires significant use of judgment and assumptions, particularly as it relates to the determination of fair market value. Our indefinite-lived intangible assets and reporting units are tested and reviewed for impairment on an annual basis during the fourth quarter, or more frequently when indicators of impairment exist.

Historically, the Company was part of the Dover Energy operating segment. We performed the annual goodwill impairment test for the Combined Financial Statements using our two historical reporting units within Dover Energy: (i) Drilling and Production, excluding a business component that will be retained by Dover (“D&P”); and (ii) Dover Energy Automation (“DEA”) as of October 1, 2017 and 2016. Beginning in the fourth quarter of 2017, we also performed the annual goodwill impairment testing based upon the new segment structure discussed in “—Segment Results of Operations”. We performed goodwill impairment testing as of October 1, 2017 on our two new reporting units: (i) Production & Automation Technologies (“P&AT”) and (ii)

Drilling Technologies (“DT”). When performing an impairment test, we estimate fair value using the income approach. Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rate based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ from these estimates. The discount rates used in these analyses vary by reporting unit and are based on a capital asset pricing model and published relevant industry rates. We use discount rates commensurate with the risks and uncertainties inherent to each reporting unit and in our internally developed forecasts. Discount rates used in our 2017 and 2016 valuations were 10.0% and 10.5%, respectively.

Based on the impairment tests performed, the fair value of our reporting units exceeded their carrying value. As such, no goodwill impairment was recognized. As of October 1, 2017, the goodwill balances for the D&P and DEA reporting units were $733.6 million and $172.5 million, respectively. The D&P and DEA reporting units had fair values in excess of their carrying values of 90% and 233%, respectively. Under the new segment structure, as of October 1, 2017, the goodwill balances for the P&AT and DT reporting units were $805.0 million and $101.1 million, respectively. The P&AT and DT reporting units had fair values in excess of their carrying values of 69% and 464%, respectively. While we believe the assumptions used in the impairment analyses are reasonable and representative of expected results, if market conditions worsen or persist for an extended period of time, an impairment of goodwill or assets may occur. We will continue to monitor the long-term outlook and forecasts, including estimated future cash flows, for these businesses and the impact on the carrying value of goodwill and assets.

Employee Benefit Plans—Dover provides a defined benefit pension plan for its eligible U.S. employees and retirees. This plan was closed to new participants effective December 31, 2013. All pension-eligible employees as of December 31, 2013 continue to earn a pension benefit through December 31, 2023 as long as they remain employed by an operating company participating in the plan. As of the Plan Separation Date (as defined below), Apergy participants in this plan (other than Norris USW participants) will fully vest in their benefits, and all participants will cease accruing benefits. As such, the portion of our liability associated with this U.S. plan is not reflected in our Combined Balance Sheets and will not be recorded at the distribution date as this obligation will be maintained and serviced by Dover. Norris USW participants will be moved to a new pension plan, and will continue to accrue benefits at Dover before the spin-off and Apergy following the spin-off.

Dover also provides a defined benefit pension plan for its eligible salaried non-U.S. employees and retirees in Canada. As this obligation is being maintained and serviced by Dover, the portion of our liability associated with this non-U.S. plan is not reflected in the Combined Balance Sheets. This plan, including all assets and liabilities, will be transferred to Apergy at the distribution date and will be recorded at that point. Shortly before the Plan Separation Date, all non-Apergy participants in this plan will cease accruing benefits. The non-Apergy participants may elect a lump sum cash payment post-separation that will be the responsibility of Apergy, will be funded out of the plan assets, and could also result in a non-cash settlement charge to earnings.

Dover also provides to certain U.S. management employees, through non-qualified plans, supplemental retirement benefits in excess of qualified plan limits imposed by federal tax law. Generally as of the Plan Separation Date, Apergy participants in these non-qualified plans will no longer accrue benefits or be permitted to make contributions, as applicable. The benefit obligation attributable to our employees for these non-qualified plans will be reflected in our Combined Balance Sheets as of the distribution date.

The Company will also provide a defined benefit plan for certain hourly non-U.S. employees and retirees in Canada. The plan will be closed to new participants; however, all active participants in this plan continue to accrue benefits. The plan will be considered a direct obligation of the Company and will be recorded within the Combined Financial Statements.

The Company will sponsor a non-qualified plan covering certain U.S. employees and retirees of the Company. The plan will provide supplemental retirement benefits in excess of qualified plan limits imposed by federal tax law. The plans will be closed to new hires and all benefits under the plans are frozen. The plans will be considered a direct obligation of the Company and will be recorded within the Combined Financial Statements.

The valuation of our pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. Inherent in these valuations are key assumptions, including discount rates, investment returns, projected salary increases and benefits and mortality rates. Annually, we review the actuarial assumptions used in our pension reporting and compare them with external benchmarks to ensure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on our pension expense and related funding requirements. Our expected long-term rate of return on plan assets is reviewed annually based on actual returns, economic trends and portfolio allocation. Our discount rate assumption is determined by developing a yield curve based on high quality corporate bonds with maturities matching the plans’ expected benefit payment streams. The plans’ expected cash flows are then discounted by the resulting year-by-year spot rates. As disclosed in Note 14—Employee Benefit Plans and Non-Qualified Plans to the Combined Financial Statements included elsewhere in this information statement, the 2017 weighted-average discount rate used to measure our qualified defined benefit was 3.50%, a decrease from the 2016 discount rate of 3.75%. The lower 2017 discount rate is reflective of decreased market interest rates over this period. A 25 basis point decrease in the discount rate used for this plan would not have a material impact to the post retirement benefit obligations from the amount recorded in the financial statements at December 31, 2017. Our pension expense is also sensitive to changes in the expected long-term rate of return on plan assets.

Income Taxes—For purposes of the historical Combined Financial Statements, the Company’s income tax expense and deferred tax balances have been estimated as if we had filed income tax returns on a stand-alone basis separate from Dover. Income taxes payable at each balance sheet date computed under the stand-alone return basis are classified within Parent Company investment in Apergy since Dover is legally liable for the tax. Accordingly, changes in income taxes payable are recorded as a component of financing activities in the Combined Statements of Cash Flows. As a stand-alone entity, our deferred taxes and effective tax rate may differ from those of Dover in the historical periods.

We record a provision (benefit) for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the net amount that is more likely than not to be realized.

We review deferred tax assets for recoverability at each reporting period. These assets are evaluated by using estimates of future taxable income streams and the impact of tax planning strategies. The need for reserves are evaluated, using more likely than not criteria, for ongoing audits regarding federal, state and international issues that are currently unresolved. We routinely monitor the potential impact of these situations and there are no reserves recorded for uncertain tax positions for Apergy. Reserves related to tax accruals and valuations related to deferred tax assets can be impacted by changes in tax codes and rulings, changes in statutory tax rates and our future taxable income levels. The provision for uncertain tax positions provides a recognition threshold and measurement attribute for financial statement tax benefits taken or expected to be taken in a tax return and disclosure requirements regarding uncertainties in income tax positions. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. It is our policy to record interest and penalties related to unrecognized tax benefits as a component of our provision for income taxes.

The Tax Reform Act, which was enacted on December 22, 2017, significantly changes U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. The Tax Reform Act also provided for a one-time deemed repatriation of post-1986 undistributed foreign subsidiary earnings and profits through the year ended December 31, 2017. The Global Intangible Low-Taxed Income (“GILTI”) provisions of the Tax Reform Act also require the Company to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. The Company expects that it will be subject to incremental U.S. tax on GILTI income beginning in 2018, due to expense allocations required by the U.S. foreign tax credit rules. The Company has elected to account for GILTI tax in the period in which it is incurred, and therefore has not provided any deferred tax impacts of GILTI in its Combined Financial Statements for the year ended December 31, 2017.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. We have recognized the provisional tax impacts related to deemed repatriated earnings and the benefit for the revaluation of deferred tax assets and liabilities, and included these amounts in its Combined Financial Statements for the year ended December 31, 2017. The final impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions we made, additional regulatory guidance that may be issued, and actions we may take as a result of the Tax Reform Act. In accordance with SAB 118 the financial reporting impact of the Tax Reform Act will be completed in the fourth quarter of 2018.

Contingencies—We have established liabilities for environmental and legal contingencies at both the business and corporate levels. A significant amount of judgment and the use of estimates are required to quantify our ultimate exposure in these matters. The liability balances are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional liabilities for emerging issues. While we believe that the amount accrued to-date is adequate, future changes in circumstances could impact these determinations.

Restructuring—We establish liabilities for restructuring activities at an operation when management has committed to an exit or reorganization plan and when termination benefits are probable and can be reasonably estimated based on circumstances at the time the restructuring plan is approved by management or when termination benefits are communicated. Exit costs include future minimum lease payments on vacated facilities and other contractual terminations. In addition, asset impairments may be recorded as a result of an approved restructuring plan. The accrual of both severance and exit costs requires the use of estimates. Though we believe that these estimates accurately reflect the anticipated costs, actual results may be different than the estimated amounts.

Stock-Based Compensation—Our employees have historically participated in Dover’s stock-based compensation plans. Stock-based compensation has been allocated to Apergy based on the awards and terms previously granted to our employees. The principal awards issued under the stock-based compensation plans include stock settled appreciation rights (“SARs”), restricted stock units and performance share awards. The cost of such awards is measured at the grant date based on the fair value of the award. The value of the portion of the award that is expected to ultimately vest is recognized as expense on a straight-line basis, generally over the explicit service period of three years (except for retirement-eligible employees and retirees) and is included in selling, general and administrative expenses in the Combined Statements of Earnings. Expense for awards granted to retirement-eligible employees is recorded over the period from the date of grant through the date the employee first becomes eligible to retire and is no longer required to provide service.

We use the Black-Scholes valuation model to estimate the fair value of SARs and stock options granted to employees. The model requires that we estimate the expected life of the SAR or option, expected forfeitures and the volatility of Dover’s stock using historical data. See Note 12—Equity and Cash Incentive Program for additional information related to our stock-based compensation.

Recent Accounting Pronouncements—See Note 2—Summary of Significant Accounting Policies to our Combined Financial Statements included elsewhere in this information statement for a discussion of recent accounting pronouncements and recently adopted accounting standards.

Non-GAAP Disclosures

In an effort to provide investors with additional information regarding our results as determined by GAAP, we also disclose non-GAAP information that we believe provides useful information to investors. Adjusted segment EBITDA, adjusted segment EBITDA margin, adjusted free cash flow, adjusted working capital and organic revenue growth are not financial measures under GAAP and should not be considered as a substitute for cash flows from operating activities, working capital or revenue as determined in accordance with GAAP, and they may not be comparable to similarly titled measures reported by other companies. We believe that adjusted segment EBITDA and adjusted segment EBITDA margin are useful to investors and other users of our financial information in evaluating ongoing operating profitability as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years and restructuring expense related primarily to exit costs and employee termination benefits. This measure is also useful in evaluating operating performance in relation to our peers. Adjusted segment EBITDA is calculated by adding back depreciation and amortization expense and restructuring charges to segment earnings, which is the most directly comparable GAAP measure. Adjusted segment EBITDA margin is calculated as adjusted segment EBITDA divided by segment revenue. We do not present segment net income because certain corporate expenses are not allocated at a segment level.

We believe that adjusted free cash flow is an important measure of liquidity. Adjusted free cash flow provides both management and investors a measurement of cash generated from operations that is available to fund acquisitions. The definition and reconciliations of adjusted free cash flow can be found above in MD&A. We believe that reporting adjusted working capital, which is calculated as accounts receivable, plus inventory, less accounts payable, provides a meaningful measure of our operational results by showing the changes caused by revenue or operational initiatives. We believe that reporting organic revenue and organic revenue growth, which exclude the impact of foreign currency exchange rates and the impact of acquisitions and divestitures, provides a useful comparison of our revenue performance and trends between periods.

BUSINESS

Overview

Apergy is a leading provider of highly engineered technologies that help companies drill for and produce oil and gas efficiently and safely around the world. Our products include a full range of equipment and technologies that enable efficient drilling and safe and efficient production throughout the lifecycle of a well. Our principal products consist of artificial lift equipment and solutions, including ESP, Rod Lift, gas lift systems, PCP and plunger lift systems, as well as PDCs for drilling. We also provide a comprehensive automation offering consisting of equipment, software and IIoT solutions for downhole monitoring, wellsite productivity enhancement and asset integrity management. Our expansive automation offering includes quartz pressure transducers and hybrid electronics, artificial lift controllers and optimization software, monitoring and predictive diagnostic instruments and software for reciprocating machinery. Our products and technologies enhance our customers’ drilling and production economics.

Apergy’s products are used by a broad spectrum of customers in the global oil and gas industry, including national oil and gas companies, large integrated and independent oil and gas companies, all of the major oilfield equipment and services providers, and pipeline companies. We compete across major oil and gas markets globally with a particular strength in the North American onshore market. Our products are particularly well suited for unconventional/shale oil and gas markets. While our products are used in both the oil and gas markets, over 75% of our revenues come from oil markets.

The quality, innovative technology and performance of our technologies drive improved cost-effectiveness, productivity, efficiency and safety for our customers. We believe our strong market share in our core markets and our long-term customer relationships are due to our focus on technological advancement, product reliability and our commitment to superior customer service across the organization. Our long-term customer relationships and the consumable nature of many of our products also enable us to benefit from recurring revenues throughout the lifecycle of a producing well. We believe we are also differentiated from competitors through our proven business model focused on high customer intimacy, innovative technology and application engineering.

History and Development

Apergy is currently a part of the Energy segment within Dover, a global, diversified industrial manufacturer. Apergy has a long history of innovation across these businesses and our heritage in the oil field equipment industry extends over 60 years. During this time, Apergy has been expanded through a series of strategic acquisitions of well-known businesses and brands as well as internal growth initiatives. Key acquisitions that built our artificial lift platform include Harbison-Fischer, Accelerated, Wellmark, PCS Ferguson (f/k/a Production Controls Services, Inc.) and Oil Lift Technology. Our leading PDC business was created through the acquisition of US Synthetic. Over this time, Apergy has developed experience as an effective operator as well as a successful integrator of businesses.

Our Industry

We principally operate in the oil and gas drilling and production industry and provide a broad range of technologies and products that enhance oilfield efficiency, improve productivity, maximize reserve recovery and increase asset value. Demand for our products is impacted by overall global demand for oil and gas, which is expected to benefit from a variety of long-term fundamental trends.

According to the EIA International Energy Outlook, global economic expansion, coupled with a growing population, will help drive up global energy consumption by about 41% by the year 2050. The majority of this growth is forecast to come from China, India and other Asian nations. Increasing urbanization and a significant expansion of the middle class globally is expected to contribute to higher personal and commercial transportation needs, rising electricity in homes and greater industrial energy demand. For these reasons, the EIA International Energy Outlook projects that demand for petroleum and other liquid fuels will grow by 28% from 2015 through 2050, while demand for natural gas will increase by 69% and natural gas will overtake coal as the world’s second largest fuel source during this period.

As new technology has unlocked resources previously considered too costly to produce, unconventional oil and natural gas reservoirs, particularly in the United States, have become a larger part of the global energy supply landscape. Technological developments in horizontal drilling and hydraulic fracturing have enabled E&P companies to access the vast hydrocarbon reserves contained in the unconventional oil and natural gas reservoirs of the United States. In addition, North America is expected to become the largest LNG exporter due to growing demand for LNG from Asia and Europe. As a result, the United States, an oil importer for decades, is on pace to become a net exporter of oil in the near-term.

The oil and gas industry has traditionally been volatile and is influenced by long-term, short-term and cyclical trends, including oil and gas supply and demand, current and projected oil and gas prices, and the level of upstream spending by E&P companies. As a result, demand for our technologies and products depends primarily upon the level of expenditures by our customers in the oil and natural gas industry, particularly those within the United States. A rapid increase in supply over a seven year period from 2008 to 2015 contributed to a decline in oil and gas prices and reduced customer spending levels from year-end 2014 through 2016. In November 2016, May 2017 and November 2017, certain oil producing nations and OPEC agreed to limit production of crude oil with the goal of raising oil prices. The agreement has been extended most recently through the end of 2018. Oil prices have rebounded meaningfully in 2017 and have begun to stabilize, resulting in an increase in our customers’ spending and demand for Apergy’s technologies and products. Although there remains a risk that oil prices and activity levels could deteriorate from current levels, we believe that the outlook for our businesses over the long-term is favorable. Increasing global demand for oil and gas as well as continued depletion of existing reservoirs will drive continued investment in the drilling and completion of new wells. In addition, productivity and efficiency are becoming increasingly important in the oil and gas industry as operators focus on improving per-well economics, driven by a flattening of the WTI forward price curve, and the North American onshore oil and gas industry moving from an exploration phase into a more mature production phase.

Technology has become increasingly critical to oil and natural gas producers as a result of the maturity of the world’s oil and natural gas reservoirs, the acceleration of production decline, the focus on complex well designs and the oil and gas industry’s aging workforce. While the aggregate number of wells drilled per year has fluctuated relative to market conditions, E&P companies, on a proportional basis, have increased expenditures on technology in an effort to improve reservoir performance, increase oil and gas recovery and lower the cost per barrel produced over the life of a well. Our customers continue to seek, test and use production-enabling technologies at an increasing rate. We have invested substantially in building our technology offerings, which help us to provide more efficient tools and solutions to produce oil and natural gas. Apergy’s portfolio of data collection, automation, and remote monitoring solutions are intended to improve reliability and drive down costs. We believe our efficiency enhancing products contribute to a reduction in the breakeven cost of unconventional development for our E&P customers. We believe our business will benefit as operators increasingly focus on optimizing production and improving per-well economics.

Business Segments

Our business is organized into two reportable segments: Production & Automation Technologies and Drilling Technologies. The following chart provides an overview of our two segments.

Production & Automation Technologies

Our Production & Automation Technologies segment generated revenues of $781.9 million in 2017, representing 77% of our total 2017 revenues. Production & Automation Technologies facilitates the efficient, safe and cost effective extraction of oil and gas. We design, manufacture, market and service a full range of artificial lift equipment and automation solutions, as well as other production equipment. A portion of Production & Automation Technologies revenue is derived from activity-based consumable products, as customers routinely replace items such as sucker rods, plunger lifts and pump parts. We believe that the combination of our artificial lift equipment and our end-to-end proprietary automation solutions helps oil and gas operators lower production costs and optimize well efficiency by enabling them to monitor, predict and optimize performance. Our products are sold under a collection of premier brands, which we believe are recognized by customers as leaders in their market spaces, including Harbison-Fischer, Norris, Alberta Oil Tool, Oil Lift Technology, PCS Ferguson, Pro-Rod, Upco, Accelerated, Norriseal-Wellmark, Quartzdyne, Spirit, Theta, Timberline and Windrock.

Within our Production & Automation Technologies segment, we offer artificial lift technologies, automation technologies and other production equipment.

Artificial Lift Technologies

We believe artificial lift equipment is mission-critical to oil and gas operators as a means to increase pressure within the reservoir and improve oil and gas production. Artificial lift is a key technology for increasing oil and gas production throughout the lifecycle of a producing well and is therefore directly linked to operator economics. Apergy offers a full suite of artificial lift solutions to meet the varying needs of operators as oil production volume levels decline over the lifecycle of a producing well, as demonstrated in the figure below. Apergy’s comprehensive offering provides our customers with cost effective solutions tailored to a well’s specific characteristics and production volumes. Apergy is particularly strong within key U.S. basins where artificial lift technologies are prevalent. According to Spears, the U.S. is the world’s largest lift market, followed by Canada, and artificial lift technologies are used in approximately 95% of all producing wells in North America. We believe that our offerings also have significant international potential, as production rates continue to decline in existing wells in regions such as the Middle East, South America and Eastern Europe. Our artificial lift technologies represented approximately 77% of our Production & Automation Technologies segment revenues in 2017.

Key products included in our Artificial Lift Technologies offering include:

•	ESP: Our ESPs are fully integrated and customizable ESP systems that are used during the earlier stages of production when barrels per day volume is at its highest level. Apergy’s ESP products include centrifugal pumps, gas handling devices, motors, controls and digital solutions to monitor and optimize ESP performance.

•

Gas Lift: Gas lift is a method of artificial lift that involves injecting high pressure gas to lift oil from the wells. Gas lift is a preferred artificial lift for deviated wells and wells characterized by large amounts of sand or solid materials. Apergy has been delivering innovative and flexible gas lift solutions to our customers for more than 30 years. Our software takes into account the well complexity and production characteristics of the well to deliver the best gas lift solution for each well.

•	Rod Lift: As well production extends beyond the initial years, operators typically begin to employ a Rod Lift extraction solution. Apergy’s Rod Lift solutions include standard and fit-for-purpose sucker rods and accessories as well as a full range of downhole pumps that address all rod pumping applications. We believe Rod Lift is one of the more prevalent lift solutions employed in wells in the United States and globally. Our Rod Lift business provides for significant recurring revenue as sucker rods, pumps and accessories are replaced with use.

•	PCP (Progressive Cavity Pump), Plunger, Hydraulic and Jet Lift Systems: Apergy also offers a full range of PCP solutions including top drives, high performance pumps, drive rods and controls; a broad range of plunger lift systems including surface, downhole equipment and controllers; and a full range of hydraulic and jet lift systems including jet pumps, hydraulic reciprocating pumps, surface multiplex pumps and automation controllers. These solutions are typically used in wells that have been producing for multiple years and are essential for increasing productivity at lower production volumes.

Automation Technologies

Our proprietary automation solutions are aimed at creating an end-to-end production optimization platform that enables oil and gas operators to monitor, predict and optimize well performance and drive improved return on investment during the production process. Apergy is a leading provider of productivity tools and performance management software for artificial lift and asset integrity management. Our software has modular architecture that enables specific solutions to be tailored to meet exact customer needs. Real-time data is used by our customers to drive decisions, enhance well servicing and obtain an accurate picture of the well’s functioning over time, resulting in a more connected, digital wellsite that not only operates more efficiently but is also safer and more secure. Our automation technologies represented approximately 10% of our Production & Automation Technologies segment revenues in 2017.

Automation solutions touch multiple parts of the wellsite and allow an operator centralized monitoring and control. Smart instrumentation and hardware at the wellsite have sensing capabilities that allow the capture of data. Once captured, that data is communicated to a cloud based IIoT infrastructure platform where it can be analyzed and used to drive insights for customers. We believe that the combination of Apergy’s automation technologies and its strong artificial lift presence enables Apergy to drive the continued adoption of automation technologies by its customers. Apergy sees automation adoption as a key secular trend in the oil and gas industry, particularly in the current lower oil price environment where operators are focused on lowering the cost per barrel produced over the lifecycle of a well.

Automation technologies bring together multiple layers of equipment, sensors and software. A site may employ a full-scale solution (e.g., a fully connected wellsite using Apergy equipment and software) or a more application specific solution (e.g., a controller used for diagnostics on an ESP lift). Technologies included in Apergy’s Automation Technologies offering include:

•	Apergy Automation Controllers and Digital Solutions: Controllers for artificial lift solutions and end-to-end digital solutions, including proprietary cloud-based software, to monitor and optimize artificial lift and production. Software is sold on a subscription based model and can be tailored to the breadth of solution the customer is seeking.

•	Downhole Monitoring, Logging and Management: Quartz pressure transducers and smart downhole tools for measuring, monitoring and logging downhole well conditions to improve well productivity.

•	Asset Integrity Management Solutions: End-to-End digital IIoT Solutions and portable analyzers to monitor, predict, and optimize health and performance of reciprocating compressors and engines used in wellsites, pipelines, refineries and chemical plants.

Other Production Equipment

Apergy also offers other production equipment including chemical injection systems, flow control valves, oil and water separation, gas conditioning, process heating and pressure vessel products. These products are complementary to our artificial lift and automation technologies offerings and are used by customers in the production of oil and gas. Apergy’s other production equipment allows Apergy to build its share of customers’ wallets and enhances our ability to cross-sell products across the production equipment portfolio. Our other production equipment represented approximately 13% of our Production & Automation Technologies segment revenues in 2017.

As of December 31, 2017, our Production & Automation Technologies segment operated 18 manufacturing facilities in North America, Australia, Colombia and Oman as well as 105 sales and service facilities in North America.

Drilling Technologies

Our Drilling Technologies segment generated revenues of $227.7 million in 2017, representing 23% of our total 2017 revenues. In operation for over 30 years, Drilling Technologies provides highly specialized products used in drilling oil and gas wells. We design, manufacture and market PDCs for use in oil and gas drill bits under the US Synthetic brand. Our proprietary PDCs are based on years of innovation and intellectual property development in material science applications including the production of highly stable synthetic diamonds, known as “polycrystalline diamonds.” US Synthetic has historically filed new patents at a rate of over 50 patents per year and has previously received the prestigious Shingo Prize for operational excellence. We believe our highly engineered PDCs are distinguished by their quality, rate of penetration and longevity. PDCs are a relatively small cost to the oil and gas operator in the context of overall drilling costs, but are critical to successful drilling. As a result, we believe our customers value the quality and performance of US Synthetic PDCs over less expensive alternatives because a lower quality PDC can cause unnecessary and expensive drilling delays. Over 95% of our PDCs are custom designed to meet unique customer requirements and are finished to exact customer specification to ensure optimal performance. PDCs are utilized in both vertical and horizontal drilling and need to be replaced as they wear out during the drilling process.

Key products of our Drilling Technologies segment include:

•	PDC Drill Bit Inserts: Custom designed and manufactured drill bit inserts that fit within a customer’s drill.

•	Other Drilling Equipment: Apergy also offers long-lasting diamond bearings for process-fluid lubricated applications, including underwater applications, downhole drilling tools and industrial pumps, as well as diamond roof bolt mining tools for underground mining.

As of December 31, 2017, our Drilling Technologies segment operated two facilities, which are located in North America.

The following graphic illustrates where they key products of our Production & Automation Technologies and Drilling Technologies segments are used at a wellsite.

Apergy’s Strengths

We believe that the following strengths position us well to achieve our primary business objective of creating value for all of our stakeholders, including our customers, employees and stockholders:

Attractive businesses benefiting from favorable industry trends in oil and gas.

We believe that increasing global demand for oil and gas and steady depletion of existing reservoirs will continue to drive investment in the drilling and completion of new wells, despite the current oversupply. The EIA International Energy Outlook forecasts that global tight gas, shale gas and coalbed methane production will grow by 3.6% per annum through 2050, driven primarily by the United States. Additionally, the EIA International Energy Outlook projects that global tight oil production will more than double between 2015 and 2040, growing from 5.0 Mmb/d in 2015 to 10.3 Mmb/d in 2040. At the same time, we believe the current oil price environment supports increased investment to maximize productivity from existing oil fields and increase the efficiency of oilfield operations. We believe operators’ continued focus on improving per-well economics, driven by a flattening of the WTI forward price curve, and the North American onshore oil and gas industry moving from an exploration phase into a more mature production phase, will increase demand for our artificial lift and wellsite automation solutions.

Substantial presence in growing basins, segments and regions.

84% of our revenue for the year ended December 31, 2017 was generated in North America, where the onshore rig activity was the highest growth region in the oil and gas industry in 2017, achieving a 70% year-over-year increase. Onshore unconventional oil and gas production is expected to continue to grow in North America through 2050, according to the EIA Annual Outlook. Apergy has established positions in key North American unconventional basins, such as the Permian, Eagle Ford and Bakken, that are expected to experience continued growth in the coming years. We have also been expanding our presence in key international markets, including the Middle East, Latin America and Australia.

Significant recurring revenue enhances the stability of our results.

Historically, approximately 40% of our revenue is recurring. This includes replacement hardware, such as rod pumps and sucker rods, which replace previously deployed equipment in established producing wells. It also includes equipment service revenue, as well as ongoing revenue connected with our automation offering, particularly subscription-based revenue for automated well monitoring and management. We believe this recurring revenue enhances the predictability and stability of our revenue and cash flow, and helps to mitigate the impact of down market cycles.

Proven business model driving strong relative performance across market cycles.

We have built our business through differentiated technology and application engineering, high customer intimacy and superior customer service, continuous new product innovation and a culture of continuous improvement. We have also focused on delivering products and solutions that are non-commoditized and that we believe are critical to an oil or gas producer’s efficiency and profitability. Through this consistent approach, we have achieved strong relative operating results across market cycles, especially during down cycles, demonstrating the resilience of our business model. Despite the recent oil and gas market downturn, we achieved significant adjusted free cash flow (a non-GAAP measure) during 2015 and 2016, in part through proactive working capital management. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Outlook—Key Performance Indicators and Other Performance Measures” for a definition of adjusted free cash flow.

Industry leadership with strong brand portfolio and reputation for quality, performance and service.

Our products are sold under a collection of premier brands with strong reputations for quality, performance and service in the industry. These brands include Norris, Harbison-Fischer, Accelerated, PCS Ferguson, Oil Lift Technology, Norriseal-Wellmark, Spirit, Quartzdyne, Theta, Windrock and US Synthetic. Our heritage in the oil field equipment industry extends over 60 years. We believe the quality of our brands has enabled us to achieve a strong Net Promoter Score, which we believe is among the highest in the artificial lift market.

Comprehensive artificial lift portfolio in an attractive market segment.

Artificial lift is one of the fastest growing segments in oilfield equipment, as spending for artificial lift per well has outpaced other areas of growth. According to Spears, the global artificial lift market was approximately $8.3 billion in 2016 and grew approximately 6% in 2017. During the previous oil and gas upcycle from 2009 to 2014, the artificial lift market grew at an average annual rate of approximately 19%, according to Spears. Additionally, according to Spears, artificial lift spending per active rig has grown at an average annual rate of almost 8% between 2006 and 2017. We believe we are well positioned to benefit from this favorable trend with a broad portfolio of artificial lift solutions to drive productivity throughout the lifecycle of the well, including ESP, Rod Lift, PCP, plunger lift, hydraulic and jet lift systems.

Our automation business is well positioned to capitalize on increasing adoption of digital applications by our customers.

As our customers increasingly focus on maximizing the productivity and efficiency of existing wells, we believe they will continue to adopt automation technologies at the wellsite and that our business is well positioned to capitalize on this trend. We believe technology has become increasingly important to the oil and natural gas marketplace as a result of the maturity of the world’s oil and natural gas reservoirs, the acceleration of production decline, the focus on complex well designs and the oil and gas industry’s aging workforce. In the current lower oil price environment, our customers are focused on lowering the cost per barrel produced over the lifecycle of a well and have begun to seek, test and use production-enabling technologies at an increasing rate. We believe that our strong domain expertise, customer access and innovative hardware and proprietary optimization software offer advantages in this regard.

We are an award-winning global leader in PDCs for oil and gas drilling and an important partner to customers in achieving drilling productivity.

Our US Synthetic business has over thirty years of experience in the development and production of PDCs and has achieved a strong leadership position in the industry primarily due to our expertise in diamond science technology and our ongoing commitment to innovation, quality and superior customer service. We custom design PDCs to the specific characteristics of the unique geological formations in which our customers are drilling. We are able to analyze the needs of our customers and deliver customized solutions in a reliable and timely manner, enabling our customers to operate more efficiently and reduce their total drilling costs. US Synthetic is a recognized leader in lean manufacturing and engineering. Currently US Synthetic remains the only upstream oilfield equipment company to receive the Shingo Prize for operational excellence.

Strong operating system that delivers sustainable performance.

We utilize an operating system that we believe distinguishes us from our peers. Our operating system is built on a foundation of a strong CI program that drives relentless focus on business process improvements and eliminating waste. Key focus areas of our operating system include strategic planning, organic growth, pricing, productivity, strategic sourcing and talent management. Our operating system has enabled us to deliver attractive margin and cash flow performance. We also believe this operating system allows us to integrate new businesses effectively and deliver value.

Executive management team with proven track record of success.

Our senior management team will be led by Sivasankaran (“Soma”) Somasundaram, who will serve as our President and CEO. Other members of Apergy’s senior management team include Jay A. Nutt, Senior Vice President and Chief Financial Officer, Paul E. Mahoney, President, Production and Automation Technologies, Robert K. Galloway, President, Drilling Technologies, Syed (“Ali”) Raza, Senior Vice President and Chief Digital Officer and Shankar Annamalai, Senior Vice President Operations. Our senior management team consists of proven industry operators, with an average of 24 years of relevant experience. We believe our senior leadership team has the extensive operational, financial and managerial experience needed to effectively navigate the key opportunities and challenges facing our business today and have been responsible for developing and executing our success to date. For more information regarding the executive officers of Apergy, see “Management.”

Apergy’s Strategies

Our goal is to continue to create stockholder value and to become the leader at the wellsite, driving customer productivity and efficiency. We intend to achieve this goal by executing the following strategies:

Expand market coverage and increase market share in growing unconventional basins.

Onshore unconventional oil and gas production is expected to continue to grow in North America. The EIA International Energy Outlook projects global tight gas, shale gas and coalbed methane production to grow by 3.6% per annum through 2050, driven primarily by the United States. According to the EIA Annual Outlook, shale output in the U.S. is expected to increase by approximately 130% over this period, while U.S. tight oil output will grow by approximately 74%. As a result, North America is projected to become a major exporter of natural gas during this period. Apergy has established positions in key North American unconventional basins, such as the Permian, Eagle Ford and Bakken, that are expected to experience continued growth in the coming years. We intend to expand our market coverage and increase our share in these markets by leveraging our existing customer relationships, sales and service infrastructure and new product initiatives. Key elements of the strategy will include expanding sales coverage, key account management to drive cross selling, targeted product launches to capture market share, data analytics to drive increased customer penetration opportunities and educational programs to drive awareness of our technology differentiation.

Capitalize on increasing customer adoption of automation solutions to drive wellsite productivity.

We believe our customers will increasingly adopt automation solutions to drive productivity and efficiency in the coming years. Technology has become increasingly critical to the oil and natural gas marketplace as a result of the maturity of the world’s oil and natural gas reservoirs, the acceleration of production decline, the focus on complex well designs and the oil and gas industry’s aging workforce. While the aggregate number of wells being drilled per year has fluctuated relative to market conditions, E&P companies have increased expenditures on technology in an effort to improve reservoir performance, increase oil and gas recovery and to lower the cost per barrel produced over the life of a well. Customers continue to seek, test and use production-enabling technologies at an increasing rate. We have invested a substantial amount of our time and resources into building our technology offerings, which help us to provide our customers with more efficient tools to produce oil and natural gas. Apergy’s proprietary automation solutions improve reliability and drive down costs. We offer a full range of automation solutions consisting of equipment, software and full end-to-end IIoT solutions to meet specific customer needs. We believe our automation solutions contribute to a reduction in the breakeven cost of unconventional development, improving the efficient use of capital and operating budgets of our E&P customers. We believe our business will benefit as operators increasingly focus on optimizing production and improving per-well economics. We intend to leverage our extensive customer access and deep domain expertise in these applications to capitalize on this growth trend.

Continue to innovate and expand our product offerings.

We intend to continue our strong track record of developing and launching new and innovative products that drive improved cost-effectiveness, productivity, efficiency and safety for our customers. We operate in a market that is characterized by rapidly changing technology and frequent new product introductions. As a result, we maintain an active research, development and engineering program with a focus on solving customer challenges and developing innovative technologies to improve customer efficiency and profitability. We believe maintaining a robust innovation pipeline will allow us to continue to win market share and increase our penetration in key markets and with key customers. In the near-term, we expect to launch several new products that will help our customers gain efficiency, reduce operating costs and improve safety. Key focus areas for innovation and new product launches include increasing the performance of our artificial lift systems, developing new digital platforms for our production management and asset integrity management solutions, increasing the drilling productivity of our PDC cutters and developing diamond bearings for new applications.

Continue to expand our global reach.

As producing wells in the Middle East continue to age and deplete and shale-based production continues to expand in areas like South America, our globally recognized brands, market ready products and application knowledge offer the opportunity for international market penetration and growth. We believe there will be a substantial opportunity in the coming years to leverage our technologies currently used in unconventional oil and gas production in North America in targeted international markets. To capitalize on these opportunities, we are focused on expanding our operations and capabilities in targeted global markets such as the Middle East, Latin America and Australia, regions which we believe have aging wells and significant unconventional resource development potential. For example, we recently completed an acquisition in Argentina that will give us access to the market and enable us to capitalize on shale developments in that country. We have begun to win tenders in these markets and we expect to continue to build on these successes in the future, especially as these international markets move towards adopting artificial lift and automation technologies.

Continue to drive margin expansion and adjusted free cash flow generation through operational excellence.

We remain focused on driving margin expansion and adjusted free cash flow generation as the oil and gas markets continue to recover. We have a demonstrated track record of strong relative performance through market cycles, including remaining adjusted free cash flow positive throughout the recent oil and gas downturn. We are committed to continuing operational excellence and driving strong performance by utilizing our differentiated operating system. We plan to achieve this through a rigorous focus on improving productivity in our facilities, reducing material costs by strategic sourcing in best value countries, reducing working capital through effective inventory, receivables and payables management and eliminating waste in our processes through lean and CI principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Outlook—Key Performance Indicators and Other Performance Measures” for a definition of adjusted free cash flow.

Expand our technology and product portfolio through selective acquisitions.

In addition to our organic growth initiatives, we may choose to pursue select strategic acquisition opportunities as part of our growth strategy. We benefit from a track record of successfully growing our earnings and technology offering through selective acquisitions. For example, over the last cycle, we expanded our comprehensive artificial lift platform through several acquisitions, including Harbison-Fischer, Oil Lift Technology, PCS Ferguson, and Accelerated. Most recently, we completed the acquisition of an Argentina-based supplier of progressive cavity pump products and services in October of 2017. We have historically employed a disciplined approach to acquisitions focused on opportunities where we believe we can achieve an attractive return on our investment. These have included opportunities that (i) increased our exposure to the most important growth trends in the industry, (ii) added key products and technologies, (iii) enhanced our market position, (iv) expanded our geographic scope and/or (v) provided the opportunity to realize synergies while strengthening our capabilities. To the extent we choose to pursue acquisition opportunities, as part of our disciplined approach, we intend to focus on those that we believe will be accretive to earnings while consistent with our goal to maintain a strong and flexible balance sheet and healthy credit profile. In order to preserve the tax-free nature of the spin-off, we must execute any such transactions in compliance with the tax matters agreement. As a result, the ability of Apergy to engage in, among other things, certain mergers and equity transactions could be limited or restricted for a two-year period following the spin-off. See “Risk Factors—Risks Related to the Separation—Apergy may not be able to engage in certain corporate transactions after the separation.”

Competition

The markets in which we operate are highly competitive. The principal bases of competition in our markets are customer service, product quality and performance, price, breadth of product offering, market expertise and innovation. We believe we differentiate ourselves from our competitors through our model of high customer intimacy, differentiated technology, innovation and a high level of customer service.

We face competition from other manufacturers and suppliers of oil and gas production and drilling equipment. Key competitors include Weatherford International Ltd., Baker Hughes, a GE Company, Halliburton, BORETS, Tenaris, Novomet and Emerson in Production and Automation Technologies; as well as DeBeers (Element 6), Schlumberger Ltd. (Mega Diamond) and various Chinese suppliers in Drilling Technologies.

Customers, Sales and Distribution

We have built our business through high customer intimacy and superior customer service and we view intense customer focus as being central to our goal of creating value for all of our stakeholders. Drawing on our deep industry and application engineering expertise, we strive to develop close, collaborative relationships with our customers. We work closely with our customers’ engineering teams to develop technologies and applications that help improve efficiency and productivity.

We have established deep and long-standing customer relationships with some of the largest operators in the oil and gas drilling and production markets. Our customers include national oil and gas companies, large and integrated independent oil and gas companies, all of the major oil field equipment and service providers, and pipeline companies.

We market and sell our products and technologies through a combination of sales representatives, technical seminars, trade shows and print advertising. We sell directly to customers through our direct sales force and indirectly through independent distributors and sales representatives. Our direct sales force is composed of highly trained industry experts who can advise our customers on the advantages of our technology and product offering. We have also developed an extensive network of 108 sales and service locations throughout key regions and basins in North America to better serve our customers. We also host forums and training sessions, such as our Artificial Lift Academy, where our customers can share their experiences and we can educate and train our customers in the use of our new technologies. Nearly all of our Drilling Technologies sales and over 70% of our Production and Automation Technologies sales in 2017 were sold directly to the end-use customer.

In addition to our direct sales force, we support a global network of distributors and representatives. We provide our distributors with sales and product literature, advertising and sales promotions, and technical assistance and training with our products. Many of our distributors also stock our products.

Our customer base is diverse and no single customer accounted for more than 10% of total revenue for the year ended December 31, 2017.

The following table details the sales of Apergy by geographic location for the years ended 2017, 2016 and 2015. These results do not necessarily indicate the geographies where Apergy’s products are deployed or where end-customer demand is originated.

	Years Ended December 31,
	2017	2016	2015
United States	769,928	$559,266	$808,549

Middle East	48,899	54,767	69,951
Canada	79,186	54,714	64,961
Europe	28,112	19,935	34,970
Australia	23,662	18,177	47,811
Latin & South America	34,368	23,588	23,208
Other	25,431	20,890	27,230

Subtotal non-U.S.	239,663	192,071	268,131

Combined total	1,009,591	$751,337	$1,076,680

Apergy’s international operations are subject to certain risks, such as price and exchange rate fluctuations and non-U.S. governmental restrictions, which are discussed further under “Risk Factors—Risks Related to

Apergy’s Business.” See Note 16 to the Combined Financial Statements included elsewhere in this information statement for Apergy’s long-lived assets by geographic region.

Intellectual Property

Apergy owns many patents, trademarks, licenses and other forms of intellectual property, which have been acquired over a number of years and, to the extent relevant, expire at various times over a number of years. A large portion of Apergy’s intellectual property consists of patents, unpatented technology and proprietary information constituting trade secrets that Apergy seeks to protect in various ways, including confidentiality agreements with employees and suppliers where appropriate. In addition, a significant portion of Apergy’s intangible assets relate to customer relationships. While Apergy’s intellectual property and customer relationships are important to its success, the loss or expiration of any of these rights or relationships, or any group of related rights or relationships, is not likely to materially affect Apergy’s results on a combined basis. Apergy believes that its commitment to continuous engineering improvements, new product development and improved manufacturing techniques, as well as strong sales, marketing and service efforts, are significant to its general leadership positions in the niche markets that it serves.

Research and Development and Engineering

Apergy operates in markets that are characterized by changing technology and frequent new product introductions. As a result, Apergy’s success is dependent on its ability to develop and introduce new technologies and products for its customers. Apergy maintains an active research, development and engineering program with a focus on developing innovative products and solutions as well as upgrading and improving existing offerings to satisfy the changing needs of its customers, expand revenue opportunities domestically and internationally, maintain or extend competitive advantages, improve product reliability and reduce production costs. Apergy believes maintaining a robust innovation pipeline will allow it to continue to win market share and increase its penetration in key markets and with key customers. Apergy spent approximately $18.5 million, $16.5 million and $19.3 million on research and development and qualifying engineering activities during the years ended December 31, 2017, 2016 and 2015, respectively. Apergy intends to increase its spending on research and development, particularly given the market recovery in technologies that improve customer productivity and efficiency, such as automation, PDCs and high efficiency artificial lift technologies.

Raw Materials

Apergy uses a wide variety of raw materials, primarily metals and semi-processed or finished components. We have not historically experienced material impacts to our results due to shortages or the loss of any single supplier. Although the required raw materials are generally available, commodity pricing for metals, such as nickel, chrome, molybdenum, vanadium, manganese and steel scrap, fluctuate with the market. Although cost increases in commodities may be recovered through increased prices to customers, Apergy’s operating results are exposed to such fluctuations. Apergy attempts to control such costs through short-duration fixed-price contracts with suppliers and various other programs, such as Apergy’s global supply chain activities. In addition, Apergy sources material globally. This global supply chain is intended to provide Apergy with a cost-effective solution for raw materials. Our supply chain could be exposed to logistical disruptions. Apergy maintains domestic suppliers in most cases to provide temporary contingencies. Despite contingencies and back-up processes, sustained inflation and unpredictable disruptions to supply could have an adverse impact on our business.

Regulation and Environmental and Occupational Health and Safety Matters

Apergy’s operations are subject to a variety of international, national, state and local laws and regulations, including those relating to the discharge of materials into the environment, health and worker safety, or otherwise relating to human health and environmental protection. Failure to comply with these laws or regulations may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of injunctions to prohibit certain activities or force future compliance.

In addition, Apergy depends on the demand for its products and services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry in general, including those specifically directed to hydraulic fracturing and onshore products. The adoption of laws and regulations curtailing exploration, drilling or production in the oil and gas industry, or the imposition of more stringent enforcement of existing regulations, could adversely affect Apergy’s operations by limiting demand for Apergy’s products and services or restricting Apergy’s or its customers operations. For more information, see “Risk Factors—Risks Related to Apergy’s Business—Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs and additional operating restrictions or delays for Apergy’s customers, which could reduce demand for Apergy’s products and negatively impact Apergy’s business, financial condition and results of operations,” “Risk Factors—Risks Related to Apergy’s Business—Apergy and its customers are subject to extensive environmental and health and safety laws and regulations that may increase Apergy’s costs, limit the demand for Apergy’s products and services or restrict Apergy’s operations. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect Apergy’s results of operations” and “Risk Factors—Risks Related to Apergy’s Business—Climate change legislation and regulatory initiatives could result in increased compliance costs for Apergy and its customers.”

Apergy utilizes behavioral-based safety practices to promote a safe working environment for all its employees. On a consistent and regular basis, safety is discussed, measured and promoted in all levels of the organization. Additionally, Apergy’s operations are subject to a number of federal and state laws and regulations relating to workplace safety and worker health, such as the Occupational Safety and Health Act and regulations promulgated thereunder.

Apergy has incurred and will continue to incur operating and capital expenditures to comply with environmental, health and safety laws and regulations. Historically, there have been no material effects upon Apergy’s earnings and competitive position resulting from Apergy’s compliance with such laws or regulations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business or operational costs.

Employees

Apergy expects to employ approximately 3,100 persons in eleven countries as of the distribution date. Approximately 90 of Apergy’s employees in the United States are subject to a collective bargaining agreement. Outside the United States, some of Apergy’s employees are represented by unions or works councils. Apergy believes that it has good relations with its employees.

Properties

Apergy’s corporate headquarters is located in The Woodlands, Texas. Apergy maintains technical customer support offices and operating facilities in North America, the Middle East, Latin America and Australia.

The number, type, location and size of the properties used by Apergy’s continuing operations as of December 31, 2017 are shown in the following charts, by segment:

	Number and Nature of Facilities				Square Footage (in 000s)
	Manufacturing	Warehouse	Sales / Service / Other	Total	Owned	Leased (1)
Production & Automation Technologies	18	72	36	126	1,362	1,997
Drilling Technologies	1	—	1	2	173	11

	Locations
	North America	Australia	Other	Total
Production & Automation Technologies	107	7	12	126
Drilling Technologies	2	—	—	2

(1)	Expiration dates on leased facilities range from 1 to 15 years.

Apergy believes that its owned and leased facilities are well-maintained and suitable for its operations.

Legal Proceedings

Apergy and certain of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses. These proceedings primarily involve claims by private parties alleging injury arising out of use of Apergy’s products, intellectual property infringement, employment matters and commercial disputes. Management and legal counsel, at least quarterly, review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred and currently accrued to-date. Apergy has reserves for other legal matters that are probable and estimable, and at December 31, 2017, 2016 and 2015, these reserves were not significant. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on the aforementioned reviews, Apergy is not currently involved in any legal proceedings which, individually or in the aggregate, could have a material effect on its financial position, results of operations, or cash flows.

MANAGEMENT

Executive Officers Following the Separation

The following table sets forth information regarding the individuals who will serve as Apergy’s executive officers. Upon Apergy’s separation from Dover, none of Apergy’s executive officers will continue to be employees or executive officers of Dover.

Name	Age	Position
Sivasankaran Somasundaram	52	President & Chief Executive Officer
Jay A. Nutt	55	Senior Vice President and Chief Financial Officer
Paul E. Mahoney	54	President, Production and Automation Technologies
Robert K. Galloway	51	President, Drilling Technologies
Syed Raza	51	Senior Vice President and Chief Digital Officer
Julia Wright	42	Senior Vice President, General Counsel and Secretary
Amy Thompson Broussard	41	Senior Vice President and Chief Human Resources Officer
Shankar Annamalai	37	Senior Vice President Operations

Sivasankaran (“Soma”) Somasundaram will serve as Apergy’s President and CEO, and is expected to serve as a member of its Board of Directors. Mr. Somasundaram currently serves as a Vice President of Dover Corporation and as President and CEO of Dover Energy, in which capacity he has acted since August 2013. Previously, Mr. Somasundaram served as Executive Vice President (from November 2011 to August 2013) of Dover Energy, Executive Vice President (from January 2010 to November 2011) of Dover Fluid Management, President (from January 2008 to December 2009) of Dover’s Fluid Solutions Platform, President (from June 2006 to December 2007) of Dover’s Gas Equipment Group, and President (from March 2004 to May 2006) of Dover’s RPA Process Technologies. Prior to joining Dover, Mr. Somasundaram served in various global leadership roles at GL&V Inc. and Baker Hughes Inc. Mr. Somasundaram received a B.S. in Mechanical Engineering from Anna University and a M.S. in Industrial Engineering from University of Oklahoma.

Jay A. Nutt will serve as Apergy’s Senior Vice President and Chief Financial Officer, a position that he has held with Dover Energy since March 2018. Prior to joining Dover Energy, Mr. Nutt served as Senior Vice President and Controller of TechnipFMC plc, a life cycle services company for the energy industry, upon completion of the merger of FMC Technologies, Inc. and Technip S.A. in January 2017, Vice President, Controller and Treasurer of FMC Technologies, Inc., an oil service equipment manufacturer for the energy industry, (from October 2015 to January 2017), and Vice President and Controller of FMC Technologies, Inc. (from August 2009 through October 2015). Mr. Nutt became Corporate Controller in July 2008 and prior to that held multiple positions in FMC Corporation and FMC Technologies leading the financial operations of multiple business units. Mr. Nutt received his undergraduate degree in accounting from Michigan State University and an MBA from Loyola University of Chicago.

Paul E. Mahoney will serve as Apergy’s President, Production and Automation Technologies. Mr. Mahoney currently serves as President of Dover Artificial Lift, part of Dover Energy, in which capacity he has acted since January 2014. Previously, Mr. Mahoney served as Chief Operations Officer as well as Senior Vice President of Global Sales and Operations for Dover Artificial Lift (from January 2012 to December 2013). Prior to joining Dover Energy, Mr. Mahoney served in various sales and management roles at Emerson Electric Company a manufacturer of products and provider of engineering services for industrial, commercial and consumer markets including VP General Manager, Analyzers Group (from 2010 to 2012) within Emerson Process Management, VP Global Sales and Operations for the Analytical Group (from 2006 to 2010), and Director of Sales for the Process Automation Group (from 2002 to 2006). Mr. Mahoney received a B.S. in Electrical Engineering and Physics from the University of Buffalo and an MBA from Seattle University.

Robert K. Galloway will serve as Apergy’s President, Drilling Technologies. Mr. Galloway currently serves as President of US Synthetic, part of Dover Energy, in which capacity he has acted since January 2010.

Previously, Mr. Galloway served as Chief Operating Officer of US Synthetic, a developer and manufacturer of polycrystalline diamond wafers for oil and gas exploration, (from November 2008 to December 2009) and Vice President of Operations of US Synthetic (from September 2005 to November 2008). Prior to joining Dover Energy, Mr. Galloway served in various engineering roles for Baker Hughes, Hughes Christensen (1995 – 1997). Mr. Galloway received a B.S. in Mechanical Engineering from the University of Utah.

Syed (“Ali”) Raza will serve as Apergy’s Senior Vice President and Chief Digital Officer. Mr. Raza currently serves as President of Dover Energy Automation, part of Dover Energy, in which capacity he has acted since July 2016. Prior to joining Dover Energy, Mr. Raza was employed by Honeywell Process Solutions, an industrial process services company, as Vice President and General Manager—Advanced Solutions (from June 2014 to July 2016), General Manager Advanced Solutions—Europe, Middle East & Africa (from November 2013 to June 2014), General Manager—Americas (from February 2012 to November 2013) and Director, Global Business Development (from July 2006 to April 2012). Mr. Raza received a B.E. in Computer Systems Engineering from NED University of Engineering and Technology and a MSc in Computer Engineering from Wayne State University.

Julia Wright will serve as Apergy’s Senior Vice President, General Counsel and Secretary, a position she has held with Dover Energy since February 2018. Prior to joining Dover Energy, Ms. Wright served as Vice President and General Counsel at Nabors Industries Ltd., an oil, natural gas and geothermal drilling contractor, from October 2016 to February 2018. Ms. Wright served in various capacities in the Nabors law department during her tenure from 2011 to 2016 and 2005 to 2009, including as Interim General Counsel (from August 2016 to October 2016), Assistant General Counsel (from April 2013 to August 2016) and Senior Counsel (from September 2011 to April 2013). Ms. Wright also served in senior legal roles at Tesco Corporation during her tenure from 2009 to 2011. She began her legal career as a corporate attorney at the international law firms Baker & McKenzie LLP and Vinson & Elkins L.L.P. Ms. Wright received a B.A. in Liberal Arts from Southern Methodist University, an M.A. in International Affairs from Columbia University and a J.D. from Fordham Law School.

Amy Thompson Broussard will serve as Apergy’s Senior Vice President and Chief Human Resources Officer. Ms. Broussard currently serves as Vice President, Human Resources, a position she has held with Dover Energy since August 2016. Previously, Ms. Broussard served as the Vice President of Human Resources for Dover Artificial Lift (from October 2014 to August 2016). Prior to joining Dover Energy, Ms. Broussard was employed by Baker Hughes Inc., an oil and gas services company, in various human resources roles from 1998 to 2005 and 2006 to 2014), most recently serving as the Director of Human Resources for the Western Hemisphere HR Service Centers (from July 2013 to October 2014), as the Director of Human Resources for the US Land Region (from February 2012 to June 2013), and Director of Human Resources for the Middle East Region (from February 2010 to February 2012). Ms. Broussard received a B.S. in Human Resource Management from Louisiana State University and an MBA from the University of Dallas.

Shankar Annamalai will serve as Apergy’s Senior Vice President Operations, a position he has held with Dover Energy since May 2017. Prior to joining Dover Energy, Mr. Annamalai was employed by Pentair plc, a multinational diversified industrial company, and served as Global Vice President of Operations and Supply of Pentair Technical Solutions (from March 2015 to April 2017), Senior Director of Operations of Pentair Valves & Controls (from March 2013 to March 2015), and Director of Operations of Pentair Water (from June 2006 to March 2013). Mr. Annamalai received a B.S. in Mechanical Engineering and an MBA from Texas A&M University.

Board of Directors Following the Separation

The following table sets forth information with respect to those persons who are expected to serve on Apergy’s Board of Directors following the completion of the separation, and is followed by biographies of each such individual (except that Mr. Somasundaram’s biographical information is set forth above under “—Executive

Officers Following the Separation”). The nominees will be presented to Apergy’s sole stockholder, Dover, for election prior to the separation. Apergy may name and present additional nominees for election prior to the separation.

Name	Age	Title
Sivasankaran Somasundaram	52	Director, President & Chief Executive Officer
Stephen M. Todd	69	Director
Stephen K. Wagner	70	Director
Daniel W. Rabun	63	Director
Gary P. Luquette	62	Director
Kenneth M. Fisher	56	Director
Mamatha Chamarthi	48	Director

Sivasankaran Somasundaram

Age: 52

Director since 2018

Committees:

Other Public Company Boards: None

Skills and Qualifications: Mr. Somasundaram’s strong international business background, having lived and worked in India, Germany, Singapore and Australia, deep operational insights and financial acumen from having served more than four years as President and Chief Executive Officer of Dover Energy, a segment of Dover, a public company, and years of experience in the energy industry makes him a valuable resource for the Board. Mr. Somasundaram’s technical experience developed during his time in a number of positions in businesses that serve the energy, chemical, mining, sanitary and other process industries, including RPA Process Technologies and Baker Hughes, along with his degrees in both Industrial and Mechanical Engineering, provide him with unique insights into the highly engineered technologies that Apergy provides to its customers.

Stephen M. Todd

Age: 69

Director since 2018

Committees:

Other Public Company Boards: 2

Experience: Former Global Vice Chairman (from 2003 to 2010) of Assurance Professional Practice of Ernst & Young Global Limited, London, UK, an assurance, tax, transaction and advisory services firm; and prior thereto, various positions with Ernst & Young (since 1971). Member of the Board of Trustees and Chairman of the Audit Committee of PNC Funds and PNC Advantage Funds (registered management investment companies). Member of the Board of Directors and Audit Committee of Dover Corporation.

Skills and Qualifications: Mr. Todd’s experience in the accounting profession makes him a valuable resource for the Board. Mr. Todd brings to the Board significant financial experience in both domestic and international business following a 40-year career at Ernst & Young where he specialized in assurance and audit. Mr. Todd developed and directed Ernst & Young’s Global Capital Markets Centers, which provide accounting, regulatory, internal control and financial reporting services to multinational companies in connection with cross-border debt and equity securities transactions and acquisitions, making him well suited to advise the Board on capital allocation decisions, financing alternatives, and acquisition activities. His experience, especially his years as Global Vice Chairman of Ernst & Young Global Limited’s Assurance Professional Practice and as audit partner for several multinational companies, gives him unique insights into accounting and financial issues relevant to multinational companies like Apergy, and he brings the perspective of an outside auditor to the Board.

Stephen K. Wagner

Age: 70

Director since 2018

Committees:

Other Public Company Boards: 1

Experience: Former Senior Advisor, Center for Corporate Governance, of Deloitte & Touche LLP, an audit, financial advisory, tax and consulting firm (from 2009 to 2011); Managing Partner, Center for Corporate Governance, of Deloitte (from 2005 to 2009); Deputy Managing Partner, Innovation, Audit and Enterprise Risk, United States, of Deloitte (from 2002 to 2007); and Co-Leader, Sarbanes-Oxley Services, of Deloitte (from 2002 to 2005). Member of the Board of Directors, Audit Committee and Chairman of the Governance and Nominating Committee of Dover Corporation.

Skills and Qualifications: Mr. Wagner’s over 30 years of experience in accounting make him a valuable resource for the Board. His work with Sarbanes-Oxley and other corporate governance regulations, including his years as Managing Partner at Deloitte & Touche’s Center for Corporate Governance, makes him well suited to advise the Board on financial, auditing and finance-related corporate governance matters as well as risk management. Mr. Wagner is an expert in risk oversight and co-authored a book on risk management entitled Surviving and Thriving in Uncertainty: Creating the Risk Intelligent Enterprise. He brings to the Board an outside auditor’s perspective on matters involving audit committee procedures, internal control and accounting and financial reporting matters.

Daniel W. Rabun

Age: 63

Director since 2018

Committees:

Other Public Company Boards: 2

Experience: From 2007 to his retirement in May 2015, Mr. Rabun served as the Chairman of Ensco plc, an offshore drilling services company, based in London. He retired as President and Chief Executive Officer of Ensco in June 2014, having held the office of Chief Executive Officer for more than seven years and President for more than eight years.

From 1986 through 2005, prior to joining Ensco, Mr. Rabun was a partner with the international law firm of Baker & McKenzie LLP, where he provided legal advice to oil and gas companies.

Mr. Rabun has served on the Board of Directors and as a member of the Audit Committee of Golar LNG Ltd. since February 2015 and served as the non-executive Chairman from September 2015 to September 2017. He has also served on the Board of Directors of Apache Corporation since May 2015, where he is currently a member of the Management Development and Compensation Committee. During 2012, he served as Chairman of the International Association of Drilling Contractors. Mr. Rabun has also been a certified public accountant since 1976.

Skills and Qualifications: Mr. Rabun brings a variety of experiences to the Board, including service as Chairman of the Board, President, and Chief Executive Officer of Ensco. During Mr. Rabun’s term at Ensco, Ensco drilled some of the most complex wells for super majors, national oil companies, and independent operators in nearly every strategic oil and gas area in the world.

Mr. Rabun’s legal expertise gathered over many years at Baker & McKenzie LLP, accounting knowledge gained from having been a certified public accountant since 1976, along with his board committee experience as both an Audit Committee and Management Development and Compensation Committee member, will provide substantial value to the Board.

Mr. Rabun’s international experience, global perspective, experience with strategic acquisitions, and financial acumen from having served a total of more than eight years as the business head of a public company, assist the Board in the assessment and management of risks faced by oil and gas companies.

Gary P. Luquette

Age: 62

Director since 2018

Committees:

Other Public Company Boards: 2

Experience: Mr. Luquette previously served as President and Chief Executive Officer of Frank’s International N.V., a global provider of engineered tubular services to the oil and gas industry, from January 2015 to November 2016, following which he served as a special advisor to Frank’s until his retirement in December 2016. Mr. Luquette also served as a member of Frank’s Supervisory Board from November 2013 to May 2017. From 2006 to September 2013, Mr. Luquette served as President of Chevron North America Exploration and Production, a unit of Chevron Corporation. Mr. Luquette began his career with Chevron in 1978 and, prior to serving as President, held several other key exploration and production positions in Europe, California, Indonesia and Louisiana. Mr. Luquette has served as the non-executive Chairman of the Board of Directors of McDermott International, Inc., a global offshore engineering and procurement company, since May 2014, where he is currently a member of the Compensation Committee. He has also served on the Board of Directors of Southwestern Energy Company since 2017, where he is currently a member of the Health, Safety, Environment and Corporate Responsibility Committee.

Skills and Qualifications: Mr. Luquette brings a depth of business, industry and strategic planning experience to the Board, including his two years as President and Chief Executive Officer at Frank’s International N.V., his seven years as President of Chevron North America Exploration and Production, along with his holding several key exploration and production positions at Chevron. Mr. Luquette’s international experience also adds a valuable global perspective to the Board.

Mr. Luquette’s extensive board committee participation, including his membership on the Compensation Committee at McDermott International, Inc. and Health, Safety, Environment and Corporate Responsibility Committee at Southwestern Energy Company, makes him well suited to advise the Board on various corporate governance matters.

Kenneth M. Fisher

Age: 56

Director since 2018

Committees:

Other Public Company Boards: 1

Experience: Executive Vice President and Chief Financial Officer (from April 2014 to present) and Senior Vice President and Chief Financial Officer (from November 2009 to April 2014) of Noble Energy Inc., an oil and natural gas exploration and production company. Before joining Noble Energy, Mr. Fisher served in a number of senior leadership roles at Shell from 2002 to 2009, including as Executive Vice President of Finance for Upstream Americas, Director of Strategy & Business Development for Royal Dutch Shell plc in The Hague,

Executive Vice President of Strategy and Portfolio for Global Downstream in London and Chief Financial Officer of Shell Oil Products U.S. responsible for U.S. downstream finance operations including Shell Pipeline Company. Prior to joining Shell in 2002, Mr. Fisher held senior finance positions within business units of General Electric Company. Mr. Fisher has served as the Chairman of the Board of Directors of the general partner of Noble Midstream Partners LP (NYSE: NBLX) since October 2015. He also served on the Board of Directors of the general partner of CONE Midstream Partners LP from May 2014 to December 2017.

Skills and Qualifications: Mr. Fisher’s 33 years of business, strategy, mergers and acquisitions, and extensive financial management experience, along with his significant experience in the oil and gas industry, make him a valuable resource for the Board. His six senior finance leadership roles with Noble Energy, Shell and GE, including his years as the Chief Financial Officer of Noble Energy, make him well suited to advise the Board on financial, auditing and finance-related corporate governance matters.

Mamatha Chamarthi

Age: 48

Director since 2018

Committees:

Other Public Company Boards: None

Experience: Senior Vice President and Chief Digital Officer of ZF Friedrichshafen AG, a German supplier of driveline and chassis technology (from August 2016 to present); Senior Vice President, Chief Digital Officer and Chief Information Officer of ZF TRW Automotive Holdings Corporation (from April 2014 to August 2016); Vice President and Chief Information Officer of CMS Energy Corporation (from May 2010 to December 2013); Senior IT Executive of Daimler Financial Services (from August 2007 to May 2010).

Skills and Qualifications: Ms. Chamarthi’s 20 years of domestic and global technology experience in the energy, financial services and automotive industries makes her a valuable resource for the Board. Ms. Chamarthi brings to the Board significant experience collaborating with boards of directors, including technology and audit committees, as an officer of ZF Friedrichshafen AG, ZF TRW Automotive Holdings, CMS Energy and Daimler Financial. Her innovative technology and transformation experience provide her with unique insights into the highly engineered technologies that Apergy provides to its customers.

Upon completion of the separation, Apergy’s Board of Directors will be initially be divided into three approximately equal classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Apergy expects to hold in 2019. The directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders following the distribution, which Apergy expects to hold in 2020, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders following the distribution, which Apergy expects to hold in 2021. Apergy expects that Class I will consist of                 and            ; Class II will consist of              and            ; and Class III will consist of             ,             and            . Commencing with the first annual meeting of stockholders following the separation, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2022 annual meeting. Beginning at the 2022 annual meeting, all of Apergy’s directors will stand for election each year for annual terms, and Apergy’s Board of Directors will therefore no longer be divided into three classes. Members of Apergy’s Board of Directors will be elected by a plurality of the votes cast at each annual meeting of stockholders.

Director Independence

Apergy currently expects that, upon the consummation of the separation, its Board of Directors will consist of seven members, a substantial majority of whom Apergy expects to satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the NYSE.

Apergy expects to make a determination of the independence of each nominee for director prior to his or her nomination for (re)election. No director may be deemed independent unless the board determines that he or she has no material relationship with Apergy, directly or as an officer, stockholder or partner of an organization that has a material relationship with Apergy.

Committees of the Board of Directors

Effective immediately prior to the “when-issued” trading date of Apergy common stock on the NYSE, Apergy’s Board of Directors will have a standing Audit Committee, and effective upon the completion of the separation, Apergy’s Board of Directors will have a standing Governance and Nominating Committee and a Compensation Committee.

Audit Committee

            is expected to be a member of the Audit Committee of Apergy’s Board of Directors effective as of immediately prior to the “when-issued” trading date of Apergy common stock on the NYSE, which is expected to occur on or about             ,            and                 are expected to be members of the Audit Committee of Apergy’s Board of Directors effective as of the distribution date.             is expected to be the Chairman of the Audit Committee effective as of the distribution date. Apergy’s Board of Directors is expected to determine that each member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, Apergy expects that its Board of Directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, and in accordance with Apergy’s Corporate Governance Guidelines. The Audit Committee will meet at least quarterly and will assist the Board of Directors in fulfilling its oversight responsibilities. The primary functions of the Audit Committee will consist of:

•	selecting and engaging an independent registered public accounting firm (“independent auditors”);

•	overseeing the work of the independent auditors and Apergy’s internal audit function;

•	approving in advance all services to be provided by, and all fees to be paid to, the independent auditors, who report directly to the committee;

•	overseeing the adequacy and integrity of Apergy’s financial statements and its financial reporting and disclosure practices;

•	reviewing with management and the independent auditors the audit plan and results of the auditing engagement; and

•	reviewing with management and the independent auditors the quality and adequacy of Apergy’s internal control over financial reporting.

With respect to Apergy’s reporting and disclosure matters, the responsibilities and duties of the Audit Committee will include reviewing and discussing with management and the independent auditors Apergy’s annual audited financial statements and quarterly financial statements prior to inclusion in Apergy’s Annual Report on Form 10-K or other public filings in accordance with applicable rules and regulations of the SEC

Apergy’s Board of Directors is expected to adopt a written charter for the Audit Committee that will describe its responsibilities, authority and resources in greater detail. The charter of the Audit Committee will be posted on Apergy’s website at                      .

Governance and Nominating Committee

            ,              and            are expected to be the members of the Governance and Nominating Committee of Apergy’s Board of Directors.             is expected to be the Chairman of the Governance and Nominating

Committee. Apergy’s Board of Directors is expected to determine that each of the members of the Governance and Nominating Committee will be independent, as defined by the rules of the NYSE and in accordance with Apergy’s Corporate Governance Guidelines. The primary functions of the Governance and Nominating Committee will consist of:

•	developing and recommending corporate governance principles to the Apergy Board of Directors;

•	identifying and recommending to Apergy’s Board of Directors candidates for election as directors and any changes it believes desirable in the size and composition of the Board of Directors; and

•	making recommendations to Apergy’s Board of Directors concerning the structure and membership of the Board committees.

Apergy’s Board of Directors is expected to adopt a written charter for the Governance and Nominating Committee that will describe its responsibilities, authority and resources in greater detail. The charter of the Governance and Nominating Committee will be posted on Apergy’s website at                      .

Compensation Committee

            ,              and            are expected to be the members of the Compensation Committee of Apergy’s Board of Directors (the “Apergy Compensation Committee”).             is expected to be the Chairman of the Apergy Compensation Committee. Apergy’s Board of Directors is expected to determine that each member of the Apergy Compensation Committee will be independent, as defined by the rules of the NYSE and in accordance with Apergy’s Corporate Governance Guidelines. In addition, Apergy expects that the members of the Apergy Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. The Apergy Compensation Committee, together with the independent directors on Apergy’s Board of Directors, will approve the compensation of Apergy’s CEO. The other primary functions of the Apergy Compensation Committee will consist of:

•	approving compensation for executive officers who report directly to the CEO (together with the CEO, “senior executive officers”);

•	granting awards and approving payouts under Apergy’s equity plans and its annual executive incentive plan;

•	approving changes to Apergy’s compensation plans;

•	reviewing and recommending compensation for the Apergy Board of Directors;

•	overseeing the succession planning and management development programs; and

•	supervising the administration of the compensation plans.

Apergy’s Board of Directors is expected to adopt a written charter for the Apergy Compensation Committee that will describe its responsibilities, authority and resources in greater detail. The charter of the Apergy Compensation Committee will be posted on Apergy’s website at                     .

Compensation Committee Interlocks and Insider Participation

During Apergy’s fiscal year ended 2017, Apergy was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to Mr. Somasundaram’s compensation in 2017 were made by the Compensation Committee of Dover’s Board of Directors (the “Dover Compensation Committee”).

Corporate Governance

Apergy is committed to conducting its business in accordance with the highest level of ethical and corporate governance standards. The Board of Directors of Apergy expects to periodically review its corporate governance practices and take other actions to address changes in regulatory requirements, developments in governance best practices and matters raised by stockholders. The following describes some of the actions Apergy expects to take to help ensure that Apergy’s conduct earns the respect and trust of stockholders, customers, business partners, employees and the communities in which we live and work.

Governance Guidelines and Codes

In connection with the separation, the Board of Directors of Apergy will adopt written corporate governance guidelines that set forth the responsibilities of the Board and the qualifications and independence of its members and the members of its standing committees. In addition, in connection with the separation, the Board of Directors of Apergy will adopt, among other codes and policies, a code of business conduct and ethics setting forth standards applicable to all of Apergy’s companies and their employees, a code of ethics for Apergy’s CEO and senior financial officers, policies prohibiting Apergy’s employees from buying or selling instruments to hedge against decreases in the market value of Apergy’s equity securities, and charters for each of its standing committees. All of these documents (referred to collectively as “governance materials”) will be available on Apergy’s website at                        .

Board Leadership Structure and Risk Oversight

Apergy’s Board of Directors will adopt a structure in connection with the separation whereby the Chairman of the Board of Directors is an independent director. Apergy believes that having a chairman independent of management provides strong leadership for the Board of Directors and helps ensure critical and independent thinking with respect to Apergy’s strategy and performance. Apergy’s CEO is also expected to serve as a member of Apergy’s Board of Directors as the management representative on the Board of Directors. Apergy believes this is important to make information and insight directly available to the directors in their deliberations. This structure gives Apergy an appropriate, well-functioning balance between non-management and management directors that combines experience, accountability and effective risk oversight.

Apergy believes that risk oversight is the responsibility of the Board of Directors as a whole and not of any one of its committees. Apergy’s Board of Directors will periodically review the processes established by management to identify and manage risks and communicate with management about these processes. Apergy expects to establish a risk assessment team consisting of senior executives, which annually will oversee an assessment made at the operating companies and the segments of the risk at those levels and, with that information in mind, will perform an assessment of the overall risks Apergy may face. This team is expected to reassess on a quarterly basis the list at the Apergy level, the severity of these risks and the status of efforts to mitigate them and report to Apergy’s Board of Directors on that reassessment.

Audit Committee Procedures; Disclosure Controls and Procedures Committee

The Audit Committee expects to hold regular quarterly meetings at which it will meet separately with each of Apergy’s independent registered public accounting firm, Apergy’s head of internal audit, financial management and Apergy’s General Counsel to assess certain matters including the status of the independent audit process, management’s assessment of the effectiveness of internal control over financial reporting and the operation and effectiveness of Apergy’s compliance program. In addition, the Audit Committee, as a whole, will review and meet to discuss the contents of each Form 10-Q and review and approve the Form 10-K (including the financial statements) prior to its filing with the SEC. Management is expected to have a Disclosure Controls and Procedures Committee, which is expected to include among its members the chief financial officer and other officers of Apergy. This management committee is expected to meet at least quarterly to review Apergy’s earnings release and quarterly or annual report, as the case may be, for the prior quarter and Apergy’s disclosure controls and procedures.

Complaints “Hotline”; Communication with Directors

In accordance with the Sarbanes-Oxley Act of 2002, effective immediately after the distribution date, Apergy’s Audit Committee will have established procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (“accounting matters”), and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting matters. Such complaints or concerns are expected to be able to be submitted to Apergy, care of its corporate secretary or through the communications coordinator, an external service provider, by mail, fax, telephone or via the internet as published on Apergy website in connection with the separation. The communications coordinator will forward such communications to Apergy’s General Counsel without disclosing the identity of the sender if anonymity is requested. Stockholders and other interested persons may also communicate with Apergy’s Board of Directors and the non-management directors in any of these same manners. Such communications will be forwarded to the chair of the Governance and Nominating Committee and Apergy’s General Counsel.

Anti-hedging and Anti-pledging Policy

Apergy expects Apergy’s Board of Directors to adopt anti-hedging and anti-pledging policies which would prohibit its employees who receive an award under its long-term incentive plan from hedging or pledging their position in Apergy stock.

Procedures for Approval of Related Person Transactions

While Apergy generally does not expect to engage in transactions with related persons, including its senior executive officers or directors, Apergy’s Board of Directors will adopt policies and procedures regarding transactions with related persons. Such policies and procedures will provide that such transactions would be subject to review and approval by the Governance and Nominating Committee in accordance with a written policy and the procedures adopted by Apergy’s Board of Directors, which will be posted on Apergy’s website at                     .

Compensation Consultant Independence

It is expected that the Apergy Compensation Committee will adopt a policy to ensure the continuing independence and accountability to the committee of any advisor hired to assist the committee in the discharge of its duties. It is expected that under the policy, the Apergy Compensation Committee will annually review and pre-approve the services that may be provided by the independent advisor without further committee approval. It is expected that, to ensure independence of the compensation consultant, the consultant will report directly to the Apergy Compensation Committee and work specifically for the committee solely on compensation and benefits.

Qualification and Nominations of Directors

The Governance and Nominating Committee charter that is expected to be adopted in connection with the separation will provide that the Governance and Nominating Committee considers and recommends to Apergy’s Board of Directors nominees for election to, or for filling any vacancy on, Apergy’s Board of Directors in accordance with its by-laws, its governance guidelines, and the committee’s charter. The committee is expected to periodically review the requisite skills and characteristics of Board members as well as the size, composition, functioning and needs of Apergy’s Board of Directors as a whole. To be considered for Board membership, a nominee for director must be an individual who has the highest personal and professional integrity, who has demonstrated exceptional ability and judgment, and who will be most effective, in conjunction with the other nominees to Apergy’s Board of Directors, in collectively serving the long-term interests of all Apergy stockholders. The committee also considers members’ qualifications as independent, the financial literacy of members of the Audit Committee, the qualification of Audit Committee members as “audit committee financial experts,” and the diversity, skills, background and experiences of members of the Board of Directors in the context of the needs of the Board of Directors. The Governance and Nominating Committee may also consider such other factors as it may deem to be in the best interests of Apergy and its stockholders. Apergy believes it appropriate and important that at least one key member of Apergy’s management participate as a member of Apergy’s Board of Directors. In appropriate circumstances this number may be increased to two.

Whenever the committee concludes, based on the reviews or considerations described above or due to a vacancy, that a new nominee to Apergy’s Board of Directors is required or advisable, it will consider recommendations from directors, management, stockholders and, if it deems appropriate, consultants retained for that purpose. In such circumstances, it will evaluate individuals recommended by stockholders in the same manner as nominees recommended from other sources. Stockholders who wish to recommend an individual for nomination should send that person’s name and supporting information to the committee, care of the Corporate Secretary or through Apergy’s communications coordinator. Stockholders who wish to directly nominate an individual for election as a director, without going through the Governance and Nominating Committee or using Apergy’s proxy material, must comply with the procedures in Apergy’s amended and restated by-laws.

Executive Compensation

Apergy is currently a wholly-owned subsidiary of Dover and Dover’s senior management and the Dover Compensation Committee determined Apergy’s past executive compensation. After the separation, the Apergy Compensation Committee and Board of Directors will determine Apergy’s executive compensation.

This Executive Compensation section presents historical compensation information for Sivasankaran Somasundaram, who is expected to serve as the CEO of Apergy and who will be a named executive officer (“NEO”) of Apergy. The other NEOs at Apergy will be Paul E. Mahoney and Syed Raza.

Summary Compensation Table

The Summary Compensation Table and notes show all remuneration paid to (i) Mr. Somasundaram by Dover for the fiscal years ended December 31, 2017 and December 31, 2016 and (ii) each of Mr. Mahoney and Mr. Raza by Dover for the fiscal year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Sivasankaran Somasundaram	2017	535,000	549,965	350,394	970,000	21,903	2,427,262
President & Chief Executive Officer	2016	502,000	550,001	355,313	355,000	13,832	1,776,146
Paul E. Mahoney President, Production and Automation Technologies	2017	386,250	79,994	76,462	240,000	16,963	799,669
Syed Raza Senior Vice President and Chief Digital Officer	2017	288,750	140,008	38,231	240,820	6,657	714,466

(1)	The amounts generally represent (a) the aggregate grant date fair value of performance shares granted by Dover during the year indicated, calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 and (b) the aggregate grant date fair value of Dover restricted stock unit awards granted during the year, calculated in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the 2016 and 2017 awards were considered performance and service conditioned. The grant date fair value for the 2016 Dover performance share awards was $57.25, and the grant date fair value for the 2017 Dover performance share awards was $79.28, determined in accordance with FASB ASC Topic 718 using the closing price of Dover’s common stock on the date of grant.

The amounts represent the aggregate grant date fair value of Dover awards granted during the year indicated, calculated in accordance with FASB ASC Topic 718 and do not correspond to the actual value that might be realized by the NEOs. The grant date fair value of Dover restricted stock unit awards was calculated in accordance with FASB ASC Topic 718 using the assumptions set forth in the footnotes to the Combined Financial Statements included elsewhere in this information statement. All Dover restricted stock unit grants were eligible for dividend equivalent payments which are paid upon vesting. For a discussion of the assumptions relating to calculation of the cost of equity awards, see Note 12 to the Combined Financial Statements included elsewhere in this information statement.

(2)

The amounts represent the aggregate grant date fair value of Dover Stock Settled Appreciation Rights (“SSARs”) awards granted during the year indicated, calculated in accordance with FASB ASC Topic 718, and do not correspond to the actual value that may be realized by the NEOs. For a discussion of the assumptions relating to the calculation of the cost of the SSARs, see Note 12 to the Combined Financial Statements contained elsewhere in this information statement.
(3)	Amounts generally represent (i) the payouts earned under cash performance awards granted under the Dover Corporation 2012 Equity and Cash Incentive Plan (the “Dover LTIP”) for the three-year performance period ended December 31 of the year indicated and (ii) payments under Dover’s Annual Incentive Plan (the “Dover AIP”) for the year indicated, for which payments were made in the first quarter of the following year. As no payouts were earned under the Dover LTIP by any of the NEOs in any of the years indicated, the full amounts shown in each year were earned under the Dover AIP. Mr. Mahoney was granted cash performance units for the performance period ending December 31, 2017; however, the operations did not achieve the EBITDA growth and free cash flow required under iTSR (as defined below) to earn a payment. Mr. Raza was not granted cash performance units for the performance period ending December 31, 2017. Please see the Performance Shares, Cash Performance Units & iTSR section for a further explanation of iTSR.
(4)	The amount in 2017 for Mr. Somasundaram represents $9,450 in 401(k) matching contributions, $2,000 in health club membership reimbursement, as well as dividends received in respect of Dover restricted stock units. The amount in 2017 for Mr. Mahoney represents $9,450 in 401(k) matching contributions, as well as dividends received in respect of Dover restricted stock units. The amount in 2017 for Mr. Raza represents $6,657 in 401(k) matching contributions.

Narrative Disclosure to Summary Compensation Table

Executive Employment Arrangements

None of our NEOs has an individual employment agreement with us or with Dover.

2017 Dover Annual Incentive Plan

Each of our NEOs participated in the Dover AIP in 2017. An annual bonus may be earned each year under the Dover AIP based on an individual’s performance against both financial and individual strategic goals.

For 2017, 60% of Mr. Somasundaram’s annual bonus was based on the achievement of financial performance criteria. Financial targets for each of Mr. Mahoney and Mr. Raza were also set at 60% of the bonus target; however, 50% is based on operating company results and 10% is based on the same segment results as Mr. Somasundaram. The other 40% of the annual bonus was based on the achievement of individual strategic objectives designed to create long-term value for Dover stockholders.

Under the Dover AIP, executives can achieve anywhere between 0% and 200% of their target bonus. However, above-target payout is only earned for performance that is significantly above the targeted performance.

2017 Dover AIP Target Performance and Payout

Overall, Dover and its Apergy businesses performed above Dover and Apergy’s respective financial targets in 2017 and made progress on Dover and Apergy’s respective strategic objectives, including key acquisitions and divestures. Actual compensation varies widely based on the individual’s business unit and performance against specific strategic objectives.

2017 Dover AIP Funding

The Dover AIP is designed to reward executives, including our NEOs, for the achievement of financial and strategic objectives that are linked to Dover’s longer term goals. The Dover AIP was funded for Section 162(m) of the Internal Revenue Code purposes by the achievement of an earnings per share (“EPS”) goal, as determined under the plan. Achievement of Dover’s EPS target allows maximum bonuses to be paid, subject to the negative discretion of the Dover Compensation Committee in determining the final bonuses. Achievement below the target reduces the bonus pool by 1% for every 1% below target; achievement above target does not increase the bonus pool. Taking into account the impact of businesses acquired during 2017, Dover’s 2017 EPS target was $3.50. Dover achieved adjusted EPS of $4.03, so bonuses were available to be paid at the maximum level.

2017 Dover AIP Financial Results Performance

Targets under the Dover AIP are set at the segment level for Dover’s segment NEOs such as Mr. Somasundaram. The financial targets listed below will be utilized to determine the 60% of Mr. Somasundaram’s bonus tied to financial results. Financial targets for each of Mr. Mahoney and Mr. Raza were also set at 60% of the bonus target; however, 50% is based on operating company results and 10% is based on the same segment results as Mr. Somasundaram.

	2017 Targets (1)		2017 Results (1)
In $ millions
	Sales	EDITDA(2)	Sales	EDITDA(2)
Dover Energy—Sivasankaran Somasundaram Dover Artificial Lift—Paul E. Mahoney Dover Energy Automation—Syed Raza	1,270 575 137	276 119 32	1,406 605 153	327 115 38

(1)	Financial targets and results include both operating company and segment targets and results for Messrs. Mahoney and Raza.
(2)	EBITDA refers to earnings before interest, taxes, depreciation and amortization. The EBITDA results exclude unplanned fourth quarter 2017 restructuring charges

2017 Dover AIP Individual Strategic Objective Performance

For 2017, each of Dover’s NEOs, including Mr. Somasundaram, had unique strategic objectives that will be utilized to determine 40% of their annual incentive. Dover’s CEO developed strategic goals for his direct reports, including Mr. Somasundaram, which focused on measurable accomplishments in their individual areas of responsibility that would also benefit Dover’s stockholders over the long term.

Mr. Somasundaram (President & CEO of Apergy) led the preparation of Apergy to become a separate publicly traded company. In addition, he effectively managed the energy market rebound exceeding his organic growth, productivity and working capital targets. The safety record of the business did not improve as much as had been expected.

Mr. Mahoney (President, Production and Automation Technologies of Apergy) achieved productivity and organic growth targets, but did not meet the safety or working capital targets set for Dover Artificial Lift.

Mr. Raza (President, Senior Vice President and Chief Digital Officer of Apergy) achieved productivity and organic growth targets, as well as working capital improvements and a successful platform launch, but did not meet the safety targets set for Dover Energy Automation.

2017 AIP Payouts

Based on the performance of Mr. Somasundaram’s business unit and his performance against specific strategic objectives, his 2017 Dover AIP payout was $970,000, which was 181% of his 2017 Dover AIP target. Based on the performance of Mr. Mahoney’s business unit and his performance against specific strategic objectives, his 2017 Dover AIP payout was $240,000, which was 124% of his 2017 Dover AIP target. Based on the performance of Mr. Raza’s business unit and his performance against specific strategic objectives, his 2017 Dover AIP payout was $240,820, which was 167% of his 2017 Dover AIP target.

Going forward: Apergy expects that it will have an annual incentive bonus program (“Apergy AIP”) for its executives. The Apergy Compensation Committee will determine the executives who participate in the Apergy AIP, determine the target bonus amounts for each participant, set the specific performance targets for the Apergy AIP bonuses and determine the final Apergy AIP bonus amounts to be paid to participants.

2017 Long-Term Incentive Compensation

The following table summarizes the components of Dover’s 2017 long-term incentive plan (“LTIP”) and the related performance criteria for awards granted in 2017 to Dover’s NEOs, including Mr. Somasundaram. All components of Dover’s 2017 LTIP awards are paid in stock to Dover’s NEOs and stock and cash performance units to all other participants.

LTIP COMPONENT	PERFORMANCE CRITERIA	VESTING OR EXERCISE PERIOD
STOCK SETTLED APPRECIATION RIGHTS	Market Price of Dover’s Common Stock	SSARs are not exercisable until three years after grant; they remain exercisable for another seven years

RESTRICTED STOCK UNITS	Market Price of Dover’s Common Stock	Awards vest ratably over three years

PERFORMANCE SHARES	iTSR (EBITDA growth and cash flow generation)	Awards vest at the end of three calendar years

CASH PERFORMANCE UNITS	iTSR (EBITDA growth and cash flow generation)	Awards vest at the end of three calendar years

In 2017, Mr. Somasundaram’s LTIP award was comprised 50% of SSARs, 30% of performance shares and 20% of restricted stock units. In 2017, Mr. Mahoney’s and Mr. Raza’s LTIP awards were each comprised 30% of SSARs, 50% of cash performance units and 20% of restricted stock units.

Going forward: Apergy anticipates that it will have a long-term incentive plan and that awards made under that plan will be equity-based. In connection with the separation, Apergy anticipates that outstanding Dover performance shares and cash performance units held by Apergy NEOs will be cancelled.

Performance Shares, Cash Performance Units & iTSR

Definition of iTSR. iTSR measures the change in enterprise value over a three-year period. EBITDA is assigned a multiple based on prevailing market multiples among industrial companies. iTSR tracks the change in that EBITDA-based value, along with operational free cash flow (defined as operating cash flow less capital spending, less cash used for acquisitions, plus cash received from divestitures) generated during the three-year performance period. The two together work similarly to an external TSR measure: the EBITDA-based value becomes a proxy for share price, and operational free cash flow becomes a proxy for dividends.

iTSR Targets, Threshold and Cap Levels. Awards are earned three years after the grant, provided iTSR exceeds a threshold level. No payouts will be made unless iTSR equals or exceeds 6%. The payout to any individual may not exceed 500,000 shares.

Chart 1

Payouts of cash performance units are made on a sliding scale using the following formula:

Chart 2

Payouts of performance shares are made on a sliding scale using the following formula:

2017 Performance Share and Cash Performance Unit Payouts

For the performance period ended December 31, 2017, payouts of cash performance units were determined based on the sliding scale set forth in Chart 1 above and payouts of performance shares were determined based on the sliding scale set forth in Chart 2 above. Based on the sliding scale set forth in Chart 2 above and the performance of Mr. Somasundaram’s business unit, the payout of his performance shares relating to the performance period ended December 31, 2017 was 0 shares, due to an iTSR performance of (15.61)%. Based on the sliding scale set forth in Chart 1 above and the performance of Mr. Mahoney’s business unit, the payout of his cash performance units relating to the performance period ended December 31, 2017 was $0, due to an iTSR performance of (18.43)%. Mr. Raza did not receive a grant of cash performance units for the performance period ended December 31, 2017.

Stock Settled Appreciation Rights

SSARs vest on the third anniversary of the grant date. Once SSARs vest, an NEO may exercise them any time prior to the expiration date, which is the tenth anniversary of the grant date. The proceeds from the exercise are paid to the NEO in the form of shares of Dover common stock.

Illustration of SSARs Exercise:

Base Price/Exercise Price:	$60
Fair Market Value (“FMV”) on date of exercise:	$80
Number of SSARs Granted:	100

EXERCISE STEP	Gain in Value	Total Value after Exercise	Total Shares Awarded post Exercise*
CALCULATION FORMULA	FMV—Exercise Price	Gain in Value x Number of SSARs	Total Value ÷ FMV
RESULT	$80—$60 = $20	$20 x 100 = $2,000	$2,000 ÷ $80 = 25
($20 per SSAR)

*	Subject to tax withholding.

Restricted Stock Units

Restricted stock unit grants vest ratably over three years. Executives do not actually own the shares underlying the units, nor enjoy the benefits of ownership such as dividends and voting, until the vesting conditions are satisfied. Once vested, the NEO receives shares of Dover stock equivalent in number to the vested units and receives a cash amount equal to accrued dividends during the vesting period, net of withholding taxes.

Treatment of outstanding Dover equity awards: Effective as of the separation, Apergy anticipates that the Dover SSAR and restricted stock unit awards previously granted to Apergy’s NEOs will be converted to corresponding Apergy equity awards under the new Apergy long-term incentive plan. In general, Apergy anticipates that each award will be subject to the same terms and conditions as were in effect prior to the separation. Apergy anticipates that outstanding performance shares and cash performance units held by Apergy’s NEOs will be cancelled as of the separation. In addition, it is expected that Apergy’s NEOs will receive new Apergy equity-based awards.

Outstanding Equity Awards at Fiscal Year-End 2017

Dover awards listed below with grant dates beginning in 2013 were made under the Dover LTIP. Awards listed below with grant dates between 2006 through 2012 were made under the Dover Corporation 2005 Equity and Cash Incentive Plan (the “2005 Dover Plan”). All equity awards outstanding as of February 28, 2014 were adjusted as a result of the spin-off of Knowles Corporation to preserve the value of the awards in accordance with the Employee Matters Agreement, dated February 28, 2014, between Dover and Knowles Corporation.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Somasundaram, Sivasankaran			27,750	(1)	79.28	2/10/2027
			38,428	(2)	57.25	2/11/2026
			30,022	(3)	73.28	2/12/2025
	24,239	(4)			82.51	3/10/2024
	14,211	(5)			63.33	2/14/2023
	15,620	(6)			57.62	2/9/2022
	15,336	(7)			58.69	2/10/2021
	23,816	(8)			37.79	2/11/2020
							2,775	(9)	280,247	(12)	16,648	(13)	1,681,281(16)
							2,562	(10)	258,736	(12)	23,056	(14)	2,328,425(16)
							1,001	(11)	101,091	(12)	18,012	(15)	1,819,032(16)
Mahoney, Paul E.			6,054	(1)	79.28	2/10/2027
			8,384	(2)	57.25	2/11/2026
			6,550	(3)	73.28	2/12/2025
	5,090	(4)			82.51	3/10/2024
	5,052	(5)			63.33	2/14/2023
	4,165	(6)			57.62	2/9/2022
							336	(9)	33,933	(12)
							2,213	(10)	223,491	(12)
							364	(11)	36,760	(12)
Raza, Syed			3,027	(1)	79.28	2/10/2027	1,766	(9)	178,348	(12)

(1)	SSARs granted on February 10, 2017 that are not exercisable until February 10, 2020.
(2)	SSARs granted on February 11, 2016 that are not exercisable until February 11, 2019.
(3)	SSARs granted on February 12, 2015 that are not exercisable until February 12, 2018.
(4)	SSARs granted on March 10, 2014 that became exercisable on March 10, 2017.
(5)	SSARs granted on February 14, 2013 that became exercisable on February 14, 2016.
(6)	SSARs granted on February 9, 2012 that became exercisable on February 9, 2015.
(7)	SSARs granted on February 10, 2011 that became exercisable on February 10, 2014.
(8)	SSARs granted on February 11, 2010 that became exercisable on February 11, 2013.
(9)	Unvested portion of Dover restricted stock units granted on February 10, 2017. The units vest in three equal annual installments beginning on March 15, 2018.
(10)	Unvested portion of Dover restricted stock units granted on February 11, 2016. The units vest in three equal annual installments beginning on March 15, 2017.
(11)	Unvested portion of Dover restricted stock units granted on February 12, 2015. The units vest in three equal annual installments beginning on February 12, 2016.
(12)	The amount reflects the number of unvested Dover restricted stock units multiplied by $100.99, the closing price of Dover’s common stock on December 29, 2017.
(13)	Dover performance shares granted on February 10, 2017 become payable after December 31, 2019 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of shares payable based on the achievement of the maximum level of performance, 400%.
(14)	Dover performance shares granted on February 11, 2016 become payable after December 31, 2018 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of shares payable based on achievement of the maximum level of performance, 400%.
(15)

Dover performance shares granted on February 12, 2015 become payable after December 31, 2017 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of Dover shares payable based on achievement of the maximum level of performance, 400%. Performance has not been determined as of the date of this filing. The Company expects the Dover Compensation Committee to make such determination in February 2018.
(16)	The amount reflects the number of performance shares payable based on achievement of the maximum level of performance multiplied by $100.99, the closing price of Dover’s common stock on December 29, 2017.

Executive Severance Policies

Dover has an executive severance plan (the “Dover Severance Plan”) and senior executive Change in Control (“CIC”) Severance Plan (the “Dover CIC Severance Plan”). The Dover Severance Plan creates a consistent and transparent severance policy for determining benefits for all similarly-situated executives and formalizes Dover’s current executive severance practices. All of Dover’s executives, including our NEOs, are eligible to participate in the Dover Severance Plan. The Dover CIC Severance Plan likewise establishes a consistent policy regarding double-trigger CIC severance payments based on current market practices. The Dover CIC Severance Plan applies to all executives who are subject to Dover’s senior executive shareholding guidelines on the date of a CIC (as defined in such plan), including Mr. Somasundaram. Each of the Dover Severance Plan and the Dover CIC Severance Plan gives Dover the right to recover amounts paid to an executive under the plan as required under any clawback policy of Dover as in effect from time to time or under applicable law. The Dover 2005 Plan, the Dover LTIP and Dover’s other benefit plans each has its own provisions relating to rights and obligations under the plan upon termination.

No Dover executive may receive severance benefits under more than one plan or arrangement. If Dover determines that (i) any payment or distribution to an executive in connection with CIC, whether under the Dover CIC Severance Plan or otherwise, would be subject to excise tax as an excess parachute payment under the Code and (ii) the executive would receive a greater net-after-tax amount by reducing the amount of the severance payment, Dover will reduce the severance payments made under the Dover CIC Severance Plan to the maximum amount that might be paid (but not less than zero) without the executive becoming subject to the excise tax. The Dover CIC Severance Plan does not provide any gross-up for excise taxes.

Under the Dover Severance Plan, each of our NEOs would be entitled to the following payments in the event of non-CIC involuntary termination without “cause”, as defined in the plan:

•	Twelve (12) months’ salary continuation plus an amount equal to the pro rata portion of the annual bonus paid for the prior year, subject to the Dover Compensation Committee’s discretion to reduce the payment amount.

•	A monthly amount equal to the then cost of COBRA health continuation coverage based on the level of health care coverage in effect on the termination date, if any, for the lesser of 12 months or the period that the executive receives COBRA benefits.

Under the Dover CIC Severance Plan, Mr. Somasundaram will be entitled to receive the following severance payments if, within 18 months after a CIC, either his employment is terminated by Dover without “cause” or he terminates employment for “good reason,” as such terms are defined in the plan:

•	A lump sum payment equal to 2.0 multiplied by the sum of (i) his annual salary on the termination date or the CIC date, whichever is higher, and (ii) his target annual incentive bonus for the year in which the termination or the date of the CIC occurs, whichever is higher; and

•	A lump sum payment equal to the then cost of COBRA health continuation coverage, based on the level of health care coverage in effect on the termination date, if any, for one year.

Under the Dover LTIP, upon a CIC of Dover (as defined in the Dover LTIP) and if, within 18 months following the date of the CIC, the participant’s employment is either involuntarily terminated other than for cause, death or disability, such that the participant is no longer employed by a Dover company or an event or condition that constitutes “good reason” under the LTIP occurs, and the participant subsequently resigns for good reason within applicable time limits and other applicable requirements under the LTIP:

•	All Dover options and Dover SSARs immediately vest upon the date of termination and become exercisable in accordance with the terms of the applicable award agreement;

•	All Dover cash performance and performance share awards will be deemed to have been earned “at target” as if the performance target had been achieved and such awards will immediately vest and become immediately due and payable on the date of termination; and

•	All outstanding restrictions, including any performance targets, on Dover restricted stock or Dover restricted stock unit awards will immediately vest or expire on the date of termination, and be deemed to have been satisfied or earned “at target” as if the performance targets, if any, have been achieved, and the award will become immediately due and payable on the date of termination.

In the event of a CIC in which a participant’s outstanding awards are impaired in value or rights as determined solely in the discretion of Dover’s “continuing directors” (as defined in the LTIP), are not assumed by a successor corporation or an affiliate thereof, or are not replaced with an award or grant that, solely in the discretion of Dover’s continuing directors, will preserve the existing value of the outstanding awards at the time of the CIC:

•	All outstanding Dover options and Dover SSARs will immediately vest on the date of the CIC and become exercisable in accordance with the terms of the applicable award agreement;

•	All outstanding Dover performance share awards and cash performance awards will immediately vest and become due and payable on the date of the CIC as follows: the performance period of each such award will terminate on the last day of the month prior to the month in which the CIC occurs; the participant will be entitled to a cash or stock payment, the amount of which will be determined in accordance with the LTIP and the applicable award agreement prorated based on the number of months in the performance period which have passed prior to the CIC as compared to the total number of months in the original performance period; and

•	All outstanding restrictions, including any performance targets with respect to any Dover options, Dover SSARs, Dover restricted stock or Dover restricted stock unit awards will immediately vest or expire on the date of the CIC and be deemed to have been satisfied or earned at “target” as if the performance targets, if any, have been achieved and such awards will become immediately due and payable on the date of the CIC.

Each person granted an award under the Dover 2005 Plan or Dover LTIP is deemed to agree that, upon a tender or exchange offer, proxy solicitation or other action seeking to effect a CIC of Dover, he or she will not voluntarily terminate employment with Dover or any of its companies and, unless terminated by Dover, will continue to render services to Dover until the person seeking to effect a CIC of Dover has abandoned, terminated or succeeded in such person’s efforts to effect the CIC.

Under the Dover PRP, upon a CIC, each participant will become entitled to receive the actuarial value of the participant’s benefit accrued through the date of the CIC. Under the Dover Deferred Compensation Plan, amounts deferred under the plan will continue to accrue any earnings and will be payable in accordance with the elections made by the executive officer.

Going forward: Apergy anticipates that it will offer executive severance and CIC benefits similar to Dover.

Employee Benefit Plans

401(k), Pension Plan and Health & Wellness Plans

Each of our NEOs are able to participate in retirement and benefit plans generally available to Dover’s employees on the same terms as other employees. Dover and most of its businesses offer a 401(k) plan to substantially all U.S.-based employees and provide a Dover matching contribution denominated as a percentage of the amount of salary deferred into the plan by a participant during the course of the year. Some of Dover’s U.S.-based employees also participate in a tax-qualified defined benefit pension plan. Effective December 31, 2013, Dover closed both its qualified and non-qualified defined benefit retirement plans to new employees. Dover intends to freeze any future benefit accruals in both plans effective December 31, 2023. All of Dover’s U.S.-based employees are offered a health and wellness plan (including health, term life and disability insurance). Our NEOs do not receive enhanced health and wellness benefits.

Non-Qualified Retirement Plans

Dover offers two non-qualified plans with participation generally limited to individuals whose annual salary and bonus earnings exceed the IRS limits applicable to its qualified plans: the Dover PRP and the Dover Deferred Compensation Plan. Effective as of 2016, participation in the Dover Deferred Compensation Plan is open to employees with an annual salary equal to or greater than $175,000.

Mr. Somasundaram and Mr. Mahoney participate in the Dover PRP. After December 31, 2009, benefits under the Dover PRP before offsets are determined using the benefit calculation and eligibility criteria as under the pension plan, except that IRS limits on compensation and benefits do not apply. Prior to December 31, 2009, the participants in the Dover PRP accrued benefits greater than those offered in the Dover pension plan. Effective January 1, 2010, Dover modified this plan so that executives subject to IRS compensation limits will accrue future benefits that are substantially the same as benefits under the Dover pension plan. Individuals who participated in the Dover PRP prior to January 1, 2010 will receive benefits calculated under the prior benefit formula through December 31, 2009 and benefits calculated under the lower Dover PRP benefit formula on and after January 1, 2010. Amounts receivable by the executives under the Dover PRP are reduced by any amounts receivable by them under the Dover pension plan, any qualifying profit sharing plan, Dover-paid portion of social security benefits, and the amounts of the Dover match in its 401(k) plan.

Effective December 31, 2013, the Dover PRP was closed to new employees. All eligible employees as of December 31, 2013 will continue to earn Dover PRP benefits through December 31, 2023 as long as they remain employed by Dover and its affiliates. Effective December 31, 2023, Dover intends to eliminate any future benefit accruals consistent with the freezing of benefit accruals under the pension plan.

Dover offers a deferred compensation plan to allow participants to elect to defer their receipt of some or all of their salary, bonuses and any payout of a cash performance award. Mr. Somasundaram is eligible to participate in this plan. The plan permits Dover executive officers to defer receipt of part of their compensation to later periods and facilitates tax planning for the participants. Effective January 1, 2014, the Dover Deferred Compensation Plan was amended to provide for certain matching and additional contributions for participants who do not also participate in the Dover PRP. PRP Participants are not eligible for matching or additional contributions under the Dover Deferred Compensation Plan. Participants are not guaranteed any particular return on deferrals. As of the Plan Separation Date (as defined below), Apergy participants, including Mr. Somasundaram, ceased deferring compensation under the Dover Deferred Compensation Plan. See the section entitled “Certain Relationships and Related Person Transactions—Agreements with Dover—Employee Matters Agreement—Non-Qualified Deferred Compensation Plans.”

Going forward: Apergy anticipates that its executive officers will participate in retirement and benefits plans generally available to other Apergy employees on the same terms as other employees. Apergy adopted

401(k) and health and wellness benefits plans for Apergy employees effective January 1, 2018 and anticipates adopting other retirement and benefits plans for certain Apergy employees in 2018.

Directors’ Compensation

Apergy’s non-employee directors will receive annual compensation in an amount Apergy’s Board of Directors will set from time to time. The compensation will be payable partly in cash and partly in Apergy common stock, in an allocation Apergy’s Board of Directors may adjust from time to time. Additional information regarding directors’ compensation will be provided in a subsequent amendment to the registration statement of which this information statement forms a part.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Procedures for Approval of Related Person Transactions

Apergy expects that it will generally not engage in transactions in which Apergy’s senior executive officers or directors, any of their immediate family members or any of Apergy’s stockholders owning 5% or more of Apergy’s outstanding shares of common stock have a material interest. Should a proposed transaction or series of similar transactions involve any such persons in an amount that exceeds $120,000, it will be subject to review and approval by the Governance and Nominating Committee in accordance with a written policy and the procedures adopted by Apergy’s Board of Directors in effect as of the distribution date, which Apergy expects will be available with the governance materials on Apergy’s website at                     .

Under the procedures in effect following the distribution date, management will determine whether a proposed transaction requires review under the policy and, if so, will present the transaction to the Governance and Nominating Committee. The Governance and Nominating Committee will review the relevant facts and circumstances of the transaction and approve or reject the transaction. If the proposed transaction is immaterial or it is impractical or undesirable to defer the proposed transaction until the next committee meeting, the chair of the committee will decide whether to (i) approve the transaction and report the transaction at the next meeting or (ii) call a special meeting of the committee to review and approve the transaction. Should the proposed transaction involve the Chief Executive Officer or enough members of the Governance and Nominating Committee to prevent a quorum, the disinterested members of the committee will review the transaction and make a recommendation to Apergy’s Board of Directors, and disinterested members of the Board will then approve or reject the transaction. Under the procedures in effect following the distribution date, no director may participate in the review of any transaction in which he or she is a related person.

The Distribution by Dover

Dover will distribute all of its shares of Apergy’s common stock to holders of Dover’s common stock entitled to such distribution, as described in “The Separation and Distribution” section included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction or waiver of the conditions to the separation and distribution, as described in “The Separation and Distribution—Conditions to the Distribution” section included elsewhere in this information statement.

Agreements with Dover

Following the separation and distribution, Apergy and Dover will operate separately, each as an independent public company. Prior to the separation and distribution, Apergy and Dover will enter into a separation and distribution agreement and several other agreements with Dover to effect the separation and provide a framework for Apergy’s relationship with Dover after the separation. These agreements will govern the relationships between Dover and Apergy subsequent to the completion of the separation and provide for the allocation between Apergy and Dover of Dover’s and Apergy’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Apergy’s separation from Dover. In addition to the separation and distribution agreement (which contains many of the key provisions related to Apergy’s separation from Dover and the distribution of Apergy’s shares of common stock to Dover stockholders), these agreements include:

•	the transition services agreement;

•	the tax matters agreement; and

•	the employee matters agreement.

Forms of the material agreements described below have been filed as exhibits to the registration statement of which this information statement forms a part, and the summaries below set forth material terms of such agreements. The summaries of the material agreements are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to Apergy’s separation from Dover. No changes may be made after Apergy’s separation from Dover without Apergy’s consent.

The Separation and Distribution Agreement

The separation and distribution agreement will set forth Apergy’s agreement with Dover regarding the principal transactions necessary to separate Apergy from Dover. It will also set forth other agreements that govern certain aspects of Apergy’s relationship with Dover after the completion of the separation plan. The parties intend to enter into the separation and distribution agreement immediately before the distribution of Apergy’s common stock to Dover stockholders.

Transfer of Assets and Assumption of Liabilities. The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Apergy and Dover as part of the reorganization of Dover, and will describe when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide that, subject to the terms and conditions contained in the separation and distribution agreement:

•	Assets exclusively related to and liabilities (including whether accrued, contingent or otherwise) to the extent relating to the Apergy businesses will be retained by or transferred to Apergy or one of Apergy’s subsidiaries.

•	All assets (including whether accrued, contingent or otherwise) of Dover, other than the Apergy assets, and all liabilities (including whether accrued, contingent or otherwise) to the extent relating to Dover’s retained business, will be retained by or transferred to Dover or one of its subsidiaries (other than Apergy or one of Apergy’s subsidiaries).

•	Liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Dover that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by, or associated with, such parties or their respective businesses.

•	Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document filed by it relating to the registration, sale or distribution of any security after the separation (including periodic disclosure obligations).

•	Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document relating to the registration, sale or distribution of any security prior to the separation (including periodic disclosure obligations) to the extent such liabilities arise out of, or result from, matters related to businesses or operations allocated to such party in the separation.

•	Dover will assume or retain any liability relating to, arising out of or resulting from the Form 10 and this information statement, but only to the extent such liability derives from a material misstatement or omission contained in certain specified portions of this information statement that relate to Dover; Apergy will assume or retain any other liability relating to, arising out of or resulting from any registration statement or similar disclosure document related to the separation (including the Form 10 and this information statement).

•	Except as otherwise provided in the separation and distribution agreement or any ancillary agreement, all out-of-pocket costs and expenses incurred by Dover or Apergy in connection with the separation will be paid by the party incurring such cost and expense.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are solely covered by the tax matters agreement.

Except as may expressly be set forth in the separation and distribution agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws, contracts or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation and distribution agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of the other party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation and distribution agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation and distribution agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate and use commercially reasonable efforts to effect such transfers or assumptions as promptly as reasonably practicable following the date of the distribution. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

The Distribution. The separation and distribution agreement will also govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, Apergy will distribute to Dover a stock dividend, or Dover and Apergy will take such other actions, so that, in either case, Dover holds a sufficient number of shares of Apergy’s common stock to effect the distribution as described in this information statement. Subject to the conditions and other terms of the separation and distribution agreement, on the distribution date, Dover will cause its agent to distribute to Dover stockholders as of the record date for the distribution all the issued and outstanding shares of Apergy’s common stock held by Dover immediately prior to the distribution date based on the distribution ratio of one share of Apergy’s common stock for every two shares of Dover’s common stock. Dover will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The separation and distribution agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Dover in its sole discretion. For further information regarding the conditions relating to Apergy’s separation from Dover, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

Releases and Indemnification. Except as otherwise provided in the separation and distribution agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries, affiliates and other related parties from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the distribution. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation and distribution agreement or any ancillary agreement. In addition, the separation and distribution agreement will provide for cross-indemnities that, except as otherwise provided in the separation and distribution agreement, are principally designed to place financial responsibility for the obligations and liabilities of Apergy’s business with Apergy and financial responsibility for the obligations and liabilities of Dover’s business with Dover. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the separation and distribution agreement; and

•	any breach by such party of the separation and distribution agreement or any ancillary agreement.

Indemnification with respect to taxes will be governed solely by the tax matters agreement.

Legal Matters. Except as otherwise set forth in the separation and distribution agreement (or as further described below), each party to the separation and distribution agreement will assume the liability for, and control of, all pending, threatened and future legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. With respect to any third party claims that implicate both Dover and Apergy (or their respective subsidiaries) the applicable parties will use commercially reasonable efforts to cooperate in defending any such claims. Subject to certain conditions, Dover may elect to have exclusive control of any actions pending at the time of the distribution that relate to the business, assets or liabilities of Apergy and also relate to the business, assets or liabilities of Dover and Dover or its subsidiaries are named as a target or defendant thereunder.

Insurance. Apergy will be responsible for obtaining and maintaining at its sole cost and expense Apergy’s own insurance coverage and will no longer be an insured party under Dover’s insurance policies following the separation, except that, to the extent reasonably possible, Apergy will continue to have coverage under existing shared policies with Dover for claims arising out of insured events that occurred prior to the distribution.

Dispute Resolution. If a dispute arises with Dover under the separation and distribution agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any such dispute for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the separation and distribution agreement, the dispute will be resolved through binding arbitration.

Term/Termination. Prior to the distribution date, Dover has the unilateral right to terminate or modify the separation and distribution agreement. After the effective time of the distribution, the term of the separation and distribution agreement is indefinite and it may only be terminated with the prior written consent of Dover and Apergy.

Other Matters. Other matters governed by the separation and distribution agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transition Services Agreement

Prior to Apergy’s separation from Dover, Apergy will enter into a transition services agreement with Dover to provide for an orderly transition to being an independent company. Under the transition services agreement, Dover will agree to provide Apergy with various services, which may include services relating to human resources, benefits administration, pension administration, payroll, tax compliance and information technology services, and Apergy will agree to provide Dover with various services.

Apergy will pay a fee to Dover for any services utilized under the transition services agreement at an agreed amount as set forth in the agreement, which fee is generally intended to allow Dover to recover all of its direct and indirect costs, generally without profit. The transition services agreement is being prepared in the context of a parent-subsidiary relationship and in the context of the separation of Dover into two companies. All services to be provided under the transition services agreement will be provided for a specified period of time. Except as provided otherwise in the transition services agreement, or with respect to specific services with other specified terms, the initial term of the transition services agreement will end on January 31, 2019, and the term may then be extended until the one-year anniversary of execution of the transition services agreement. Any service provided under the transition services agreement may be terminated under certain circumstances (including due to a material uncured breach, at the election of the party receiving such service at any time subject to certain conditions or at the election of the provider in the event such provider no longer employs the individuals needed to perform the services). The transition services agreement will terminate on the earliest to occur of (a) a date mutually agreed by the parties, (b) the latest date on which any service is to be provided under the transition services agreement, and (c) the date on which the provision of all services has been terminated by the parties. In addition, if either party materially breaches its obligations under the transition services agreement, such breach is not cured within 30 days after notice and there is no good faith dispute between the parties as to whether a material breach has occurred, the nonbreaching party may terminate the transition services agreement in its entirety or may choose to terminate the individual service as to which the uncured breach relates. After the expiration of the arrangements contained in the transition services agreement, Apergy may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those Apergy has received from Dover. Apergy is developing a plan to increase its own internal capabilities in the future to reduce its reliance on Dover for these services. Apergy will have the right to receive reasonable information with respect to the charges to it by Dover and other service providers for transition services provided by them.

Tax Matters Agreement

Dover and Apergy will enter into a tax matters agreement prior to the distribution which will generally govern the respective rights, responsibilities and obligations of Dover and Apergy after the distribution with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

Allocation of taxes. In general, under the agreement:

•	Dover and Apergy will each be liable for all pre-distribution U.S. federal income taxes, foreign income taxes and non-income taxes imposed on them or any of their subsidiaries (determined following the distribution);

•	Dover and Apergy will each be liable for 50 percent of certain taxes that are incurred as a result of the restructuring activities undertaken to effectuate the distribution or as a result of the application of certain rules relating to consolidated federal income tax returns;

•	Apergy will be liable for taxes incurred by Dover that may arise if Apergy takes, or fails to take, as the case may be, certain actions that may result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Code;

•	Dover and Apergy will each be liable for 50 percent of taxes incurred by Dover upon the distribution failing to meet the requirements for a tax-free distribution under Section 355 of the Code, where such failure was the result of an act or failure to act on the part of both Dover and Apergy or neither Dover or Apergy; and

•	Dover and Apergy will each be liable for any transition tax under Section 965 of the Code resulting from the deferred foreign income of any of their non-U.S. subsidiaries (determined following the distribution).

Neither party’s obligations under the agreement will be limited in amount or subject to any cap.

Administrative matters. The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement will provide for cooperation and information sharing with respect to tax matters. Apergy will be solely responsible for preparing and filing any tax return with respect to Apergy or its subsidiaries (determined following the distribution) for time periods beginning after the distribution. Dover will generally be responsible for preparing and filing all other tax returns. Apergy will generally have full responsibility and discretion to control tax contests with respect to tax returns that (i) include only Apergy and/or any of its subsidiaries (determined following the distribution) and (ii) are not relevant to taxes incurred as a result of the restructuring. Dover will generally have full responsibility and discretion to control all other tax contests.

Preservation of the tax-free status of certain aspects of the separation. Apergy and Dover intend the separation and the distribution to qualify as a reorganization pursuant to which no gain or loss is recognized by Dover or its shareholders for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Code. In addition, Apergy and Dover intend for certain aspects of the separation, the distribution and certain related transactions to qualify for tax-free treatment under U.S. federal, state and local tax law and/or foreign tax law.

Dover expects to receive an opinion from McDermott Will & Emery LLP that the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Code, which opinion is expected to be confirmed on the distribution date. In addition, Dover expects to receive other opinions from McDermott Will & Emery LLP regarding the tax-free status of certain other aspects of the separation. In connection with the receipt of tax opinions, Apergy and Dover will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.

Apergy will also agree to certain covenants that contain restrictions intended to preserve the tax-free status of the separation, the distribution and certain related transactions. Apergy and certain of its subsidiaries will be barred from taking any action, or failing to take any action, where such action or failure to act may be expected to result in any increased tax liability or reduced tax attribute of Dover or any of its subsidiaries (determined following the distribution). In addition, during the time period ending two years after the date of the distribution, these covenants will include specific restrictions on the ability of Apergy and certain of its subsidiaries to:

•	issue or sell stock or other securities (including securities convertible into Apergy stock but excluding certain compensatory arrangements);

•	cease to actively conduct its business or dispose of assets outside the ordinary course of business; and

•	enter into certain other corporate transactions which would cause Apergy to undergo a 40% or greater change in its stock ownership.

Apergy will generally agree to indemnify Dover and its affiliates against any and all tax-related liabilities incurred by them relating to the separation, the distribution and/or certain related transactions to the extent caused by an acquisition of Apergy stock or assets or by any other action or failure to act undertaken by Apergy or its affiliates. This indemnification provision will apply even if Apergy is permitted to take an action that would otherwise have been prohibited under the tax-related covenants described above. After the effective time of the distribution, the term of this agreement is indefinite and it may only be terminated with the prior written consent of Dover and Apergy.

Employee Matters Agreement

Prior to Apergy’s separation from Dover, Apergy will also enter into an employee matters agreement (the “EMA”) with Dover. The EMA will allocate assets, liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations, both inside and outside of the United States. To the extent that any provisions of the EMA conflict with the provisions of a local transfer agreement or, in respect of jurisdictions outside of the United States, with the terms of a contract entered into with an employee, the terms of such local transfer agreement or contract will govern in the applicable jurisdiction.

Employment and Benefit Plans Generally. As of January 1, 2018, (the “Plan Separation Date”), Apergy established its own defined contribution plan and health and welfare benefit plans, and as of the distribution date, Apergy will have established its own non-qualified deferred compensation plan, each of which generally corresponds to the applicable Dover benefit plan. Effective no later than immediately prior to the distribution date, Apergy and Dover will continue the employment of Apergy employees and Dover employees, respectively. Apergy will assume severance liabilities (i) where severance relates to or results from a failure by Apergy to continue the employment of any Apergy employee, to continue employment on such terms and conditions that would preclude severance, or to comply with the EMA and (ii) in the event that severance is required to be paid to Apergy employees under applicable law without regard to such terms and conditions of employment or such continuation of employment.

Credited Service. Apergy will cause its employee benefit plans to credit service by Apergy employees with Dover prior to the applicable plan effective date for purposes of determining eligibility to participate, vesting and entitlement to benefits.

Defined Benefit Pension Plan. Apergy participants in the Dover U.S. defined benefit pension plan (the “Dover Pension Plan”) will cease accruing additional benefits following the distribution date. Effective as of the distribution date, Apergy participants will be 100% vested in all benefits under the Dover Pension Plan, other than Apergy participants who have accrued benefits under the Dover Pension Plan as a result of participating therein pursuant to a collective bargaining agreement with the United Steelworkers of America covering employees of Dover’s Norris division (such participants, “Norris USW Participants”, and such accrued benefits of Norris USW Participants, the “Norris Benefits”). No later than the distribution date, Apergy will establish its own U.S. defined benefit pension plan for Norris USW Participants who participate in the Dover Pension Plan as of immediately prior to the distribution date (the “Apergy Pension Plan”). Effective as of the distribution date, the Apergy Pension Plan will assume all liabilities under the Dover Pension Plan related to the Norris Benefits and Dover will retain and be solely responsible for all other liabilities with respect to Apergy participants under the Dover Pension Plan. Assets related to the Norris Benefits will be transferred to the Apergy Pension Plan partly at and partly shortly after the distribution date.

Defined Contribution Plan. As of the Plan Separation Date, Apergy established its own 401(k) plan, with Apergy participants’ accounts under the Dover 401(k) plan and the assets and liabilities allocable to such accounts transferring to such Apergy 401(k) plan as of the Plan Separation Date or as soon as practicable thereafter.

Non-Qualified Deferred Compensation Plans. Generally, as of the Plan Separation Date, Apergy participants ceased deferring compensation under the Dover Deferred Compensation Plan. As of immediately prior to the distribution date, Apergy participants who are actively accruing benefits under the Dover Pension Replacement Plan will cease accruing additional benefits under such plan, and the benefit accrual of each such Apergy participant will be converted into an account balance (subject to adjustment for applicable taxes). Prior to the distribution date, Apergy will adopt its own non-qualified deferred compensation plan, which will serve as the plan document for the Dover Deferred Compensation Plan and Dover Pension Replacement Plan liabilities to be assumed by Apergy as of the distribution date with respect Apergy participants in such plans who are Apergy employees as of such time. As of and following the distribution date, Apergy shall retain all liabilities and the administration of the Harbison-Fischer Manufacturing Company Restoration of Income Plan and the Harbison-Fischer Manufacturing Company Deferred Compensation Agreement.

Health and Welfare Plans. As of the Plan Separation Date, Apergy employees who participated in the Dover health and welfare plans ceased participation in such plans and commenced participation in the newly-established

Apergy health and welfare plans. Dover will generally retain and be solely responsible for all liabilities relating to, arising out of or resulting from health and welfare coverage or claims incurred by Apergy participants under the Dover health and welfare plans prior to the Plan Separation Date.

Treatment of Cash Incentives. At the regularly scheduled payment date, Apergy will pay to each Apergy employee (and Dover will pay to each Dover employee) the annual cash incentive for 2018 based on actual performance. Each Dover long-term cash incentive award that is held by an Apergy employee with a performance period that extends beyond the distribution date will be cancelled and forfeited as of the distribution date.

Treatment of Equity Awards. Other than with respect to Dover performance shares, the outstanding Dover equity awards held by Apergy employees will be converted to Apergy equity awards and the outstanding Dover equity awards held by Dover employees will be equitably adjusted, in each case, as of the distribution date (see the section entitled “Management—2017 Long-Term Incentive Compensation—Treatment of outstanding Dover equity awards”). Generally, each Apergy equity award will be subject to the same terms and conditions as were in effect prior to the distribution date. For purposes of the conversion into Apergy equity awards, a ratio will be used equal to the average five-day pre-distribution price of Dover common stock over the average five-day post-distribution price of Apergy common stock. For purposes of the adjustment of Dover equity awards, a ratio will be used equal to the average five-day pre-distribution price of Dover common stock over the average five-day post-distribution price of Dover common stock. Immediately prior to the distribution date, with respect to outstanding Dover performance shares held by Apergy employees, (i) each ongoing performance period will be terminated and (ii) each such Dover performance share that relates to a performance period ending after the distribution date will be cancelled.

Termination of the EMA. Prior to the distribution date, the EMA may be terminated if the separation and distribution agreement is terminated. After the distribution date, the EMA may not be terminated except by an agreement in writing signed by each of the parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of Apergy’s common stock will be owned beneficially and of record by Dover. After the distribution, Dover will not directly or indirectly own any shares of Apergy’s common stock. The following tables sets forth information with respect to the expected beneficial ownership of Apergy’s common stock, upon the distribution, by (1) each person who Apergy believes will be a beneficial owner of 5% or more of Apergy’s outstanding common stock, (2) each identified director or director nominee and Named Executive Officer of Apergy and (3) all of Apergy’s identified directors, director nominees and identified executive officers as a group. Apergy based the share amounts on each person’s beneficial ownership of Dover’s common stock as of                 , unless Apergy indicates some other basis for the share amounts, and applied a distribution ratio of one share of Apergy’s common stock for every two shares of Dover common stock. Apergy will not issue fractional shares of its common stock in the distribution, and the number of shares calculated below have been reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of Apergy’s common stock.

Except as otherwise noted in the footnotes below, each person or entity identified below is expected to have sole voting and investment power with respect to such securities. Following the distribution, Apergy is expected to have outstanding an aggregate of approximately 77.4 million shares of common stock based upon approximately 154.5 million shares of Dover common stock outstanding on December 31, 2017, excluding treasury shares and assuming no exercise, vesting or settlement of Dover equity awards in shares of Dover common stock, and applying the distribution ratio of one share of Apergy’s common stock for every two shares of Dover common stock. The percentage of the class of Apergy’s common stock expected to be beneficially owned upon the distribution listed for each such stockholder is calculated based on the number of shares of Apergy’s common stock expected to be beneficially owned by such stockholder upon the distribution, divided by an aggregate of approximately 77.4 million shares of common stock Apergy is expected to have outstanding following the distribution. The actual number of shares of Apergy common stock outstanding immediately following the distribution will be determined on the record date.

To the extent Apergy’s directors and executive officers own Dover’s common stock as of the record date for the distribution, they will participate in the distribution on the same terms as other holders of Dover’s common stock.

The number of shares beneficially owned by each stockholder, director, director nominee or executive officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.

Holdings of Major Stockholders

The following table sets forth information regarding each stockholder who is expected, immediately following the distribution, to beneficially own more than 5% of Apergy’s common stock (calculated based on such stockholder’s Schedule 13G filing with the SEC with respect to Dover common stock as of the date of the event which required such filing):

Name and Address of Beneficial Owner	Shares of Apergy’s Common Stock to be Beneficially Owned Upon the Distribution		% of Class
The Vanguard Group		(1)		%
BlackRock, Inc.		(2)		%
J.P. Morgan Chase & Co		(3)		%
State Street Corporation		(4)		%
(1)	Based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2018 by The Vanguard Group with respect to its beneficial ownership of shares in Dover (“Vanguard 13G/A”). The

Vanguard Group’s offices are located at 100 Vanguard Blvd., Malvern, PA 19355. Based on information contained in the Vanguard 13G/A, The Vanguard Group has sole voting power with respect to 221,329 shares of Dover common stock, shared voting power with respect to 29,707 shares of Dover common stock, sole dispositive power with respect to 16,664,984 shares of Dover common stock and shared dispositive power with respect to 243,525 shares of Dover common stock.
(2)	Based on information contained in a Schedule 13G/A filed with the SEC on January 29, 2018 by BlackRock, Inc. with respect to its beneficial ownership of shares in Dover (“BlackRock 13G/A”). BlackRock, Inc.’s offices are located at 55 East 52nd Street, New York, NY 10022. Based on information contained in the BlackRock 13G/A, BlackRock, Inc. has sole voting power with respect to 8,616,993 shares of Dover common stock and sole dispositive power with respect to 10,116,808 shares of Dover common stock.
(3)	Based on information contained in a Schedule 13G filed with the SEC on January 9, 2018 by J.P. Morgan Chase & Co with respect to its beneficial ownership of shares in Dover (“J.P. Morgan 13G”). J.P. Morgan Chase & Co’s offices are located at 270 Park Avenue, New York, NY 10017. Based on information contained in the J.P. Morgan 13G, J.P. Morgan Chase & Co has sole voting power with respect to 8,674,331 shares of Dover common stock, shared voting power with respect to 201,750 shares of Dover common stock, sole dispositive power with respect to 9,069,628 shares of Dover common stock and shared dispositive power with respect to 236,247 shares of Dover common stock.
(4)	Based on information contained in a Schedule 13G filed with the SEC on February 14, 2018 by State Street Corporation with respect to its beneficial ownership of shares in Dover (“State Street 13G”). State Street Corporation’s offices are located at One Lincoln Street, Boston, MA 02111. Based on information contained in the State Street 13G, The State Street Corporation has shared voting power with respect to 8,385,852 shares of Dover common stock and shared dispositive power with respect to 8,385,852 shares of Dover common stock.

Holdings of Directors and Executive Officers

The following table sets forth the number of shares of Apergy’s common stock beneficially owned, based on the amount of each person’s beneficial ownership of Dover’s common stock as of                 , by (1) each identified director, director nominee and Named Executive Officer of Apergy and (2) all of Apergy’s identified directors, director nominees and identified executive officers as a group. The address of each person shown in the table below is c/o Apergy Corporation, 2445 Technology Forest Blvd., Building 4, 9th Floor, The Woodlands, Texas 77381.

Name and Address of Beneficial Owner	Shares of Apergy’s Common Stock to be Beneficially Owned Upon the Distribution	% of Class
Sivasankaran Somasundaram
Gary P. Luquette
Daniel W. Rabun
Stephen M. Todd
Stephen K. Wagner
Kenneth M. Fisher
Mamatha Chamarthi
Paul E. Mahoney
Syed Raza
Directors and executive officers as a group (9 persons)

THE SEPARATION AND DISTRIBUTION

Background

On December 7, 2017, Dover announced its intention to pursue a plan to separate certain entities, assets and liabilities conducting Dover’s upstream oil and gas business within its Energy segment.

In furtherance of this plan, on                , the Dover Board of Directors approved the distribution of all of the issued and outstanding shares of Apergy’s common stock on the basis of one share of Apergy’s common stock for every two shares of Dover’s common stock held as of the close of business on                , the record date.

On                , the distribution date, each Dover stockholder will receive one share of Apergy common stock for every two shares of Dover common stock held at the close of business on the record date, as described below. Dover stockholders will receive cash in lieu of any fractional shares of Apergy’s common stock which they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your Dover common stock or take any other action to receive your shares of Apergy’s common stock in the distribution.

The distribution of Apergy’s common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see this section under “—Conditions to the Distribution.”

Reasons for the Separation

The Dover Board of Directors determined that the separation of Apergy’s business from the remainder of Dover’s businesses would be in the best interests of Dover and its stockholders and approved the plan of separation. A wide variety of factors were considered by the Dover Board of Directors in evaluating the separation. Among other things, the Dover Board of Directors considered the following potential benefits of the separation:

•	Enhanced strategic and management focus—The separation will allow each company to more effectively pursue its own distinct operating priorities and strategies, and will enable the management of both companies to pursue separate opportunities for long-term growth and profitability, and to recruit, retain and motivate employees pursuant to compensation policies which are appropriate for their respective lines of business.

•	More efficient allocation of capital—The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital.

•	Distinct investment identity—Dover’s Board of Directors believes that Dover’s businesses and Apergy’s businesses appeal to different types of investors with different industry focuses, investment goals and risk profiles. Dover and Apergy have different investment and business characteristics, including different opportunities for growth, capital structures, business models and financial returns. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s businesses and to invest in each company separately based on these distinct characteristics.

•	Independent Equity Structure—The separation will create an independent equity structure that will afford Apergy direct access to capital markets and will facilitate the ability to capitalize on its unique growth opportunities and effect future acquisitions utilizing, among other types of consideration, shares of its common stock. Furthermore, an independent structure should enable each company to provide equity incentive compensation arrangements for its key employees that are directly related to the market performance of each company’s common stock. Dover’s Board of Directors believes such equity-based compensation arrangements should provide enhanced incentives for performance, and improve the ability for each company to attract, retain and motivate qualified personnel.

Neither Dover nor Apergy can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The Dover Board of Directors also considered a number of potentially negative factors in evaluating the separation, including the following:

•	Loss of synergies and increased costs—Apergy estimates that its annual post-separation corporate overhead costs and public company expenses will be approximately $35 million, which is approximately $12 million higher than the expenses allocated from Dover in the combined financial statements for the year ended December 31, 2017. This increase is due to estimated incremental costs required to operate as a stand-alone public company and anticipated dissynergies due to operational separation and loss of scale. For example, as a current part of Dover, Apergy takes advantage of Dover’s size and consolidated purchasing power in procuring certain goods and services (including professional services). After the separation, as a separate, independent entity, Apergy may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Dover obtained prior to the separation. Apergy may also incur costs for certain functions previously performed by or shared with Dover, such as accounting, tax, finance, legal, human resources, information technology, back-office services, other general and administrative functions and regional management, that are higher than the amounts reflected in Apergy’s historical financial statements, which could cause Apergy’s profitability to decrease. The impact of certain costs and dissynergies of operational separation are difficult to quantify, and Apergy’s estimate of annual post-separation corporate overhead costs and public company expenses involves significant risks, judgments, uncertainties and assumptions that could cause actual results to differ materially from management’s estimates. See “Cautionary Statement Concerning Forward-Looking Statements.”

•	Disruptions to the business as a result of the separation—The actions required to separate Dover’s and Apergy’s respective businesses could disrupt Apergy’s operations. For example, the energy and focus required to complete the separation could require substantial time and attention from Apergy’s management team, thereby distracting management’s attention from the management and operations of Apergy’s business.

•	Increased significance of certain costs and liabilities—In addition to the increase in anticipated annual post-separation corporate overhead costs and public company expenses from historical allocations, certain costs and liabilities that were otherwise less significant to Dover as a whole will be more significant for Apergy as a stand-alone company. This is due to the smaller relative size of Apergy as compared to Dover.

•	One-time costs of the separation—Apergy expects to incur certain one-time costs in connection with the transition to being a stand-alone public company of approximately $38.2 million. The estimated costs include: (a) $10.2 million for tax liabilities due to Dover under the tax matters agreement; (b) $16.1 million of costs relating to entering into new financing arrangements; and (c) $11.9 million of accounting, tax, legal and other professional service costs, recruiting and relocation costs associated with hiring key senior management personnel new to Apergy, costs to separate information systems and rebranding costs.

•	Inability to realize anticipated benefits of the separation—Apergy may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Apergy’s business; (b) following the separation, Apergy may be more susceptible to market fluctuations and other events particular to one or more of Apergy’s products than if it were still a part of Dover; and (c) following the separation, Apergy’s business will be less diversified than Dover’s business prior to the separation.

•	Limitations on Apergy as a result of the tax matters agreement—The ability of Apergy to engage in certain mergers and equity transactions could be limited or restricted for a two-year period following the spin-off in order to preserve the tax-free nature of the spin-off. See “Risk Factors—Risks Related to the Separation—Apergy may not be able to engage in certain corporate transactions after the separation.”

Notwithstanding these costs and risks, and taking into account the factors discussed above, the Dover Board of Directors concluded that the spin-off provided the best opportunity to achieve the above benefits and enhance stockholder value. However, neither Dover nor Apergy can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

As part of its review of strategic alternatives for the separation of its upstream energy businesses, the Dover Board of Directors considered a number of options, including a tax-free spin-off, sale or other strategic combination. Upon completing this assessment, the Dover Board of Directors determined that a tax-free spin-off was the option that would create the best long-term results for the businesses and the most value for shareholders.

Formation of a Holding Company Prior to the Distribution

In connection with and prior to the distribution, Dover formed Apergy as a Delaware corporation for the purpose of transferring to Apergy certain entities, assets and liabilities conducting Dover’s upstream oil and gas business within its Energy segment.

The Number of Shares of Apergy’s Common Stock You Will Receive

If you are a holder of Dover’s common stock as of the close of business on                , the record date for the distribution, you will be entitled to receive one share of Apergy’s common stock for every two shares of Dover’s common stock that you hold at the close of business on such date. Dover will not distribute any fractional shares of Apergy’s common stock to its stockholders. Instead, Computershare Inc. and Computershare Trust Company, N.A. will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise have been entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Computershare Inc. and Computershare Trust Company, N.A., in their sole discretion, without any influence by Dover or Apergy, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Dover or Apergy. Neither Apergy nor Dover will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for Dover’s common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. Apergy estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Dover common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

When and How You Will Receive the Distribution

With the assistance of the distribution agent, the distribution of Apergy’s common stock is expected to occur after the close of trading on the NYSE on                , the distribution date, to all holders of outstanding Dover’s common stock as of the close of business on                , the record date. Computershare Trust Company

N.A. and Computershare Inc. will serve as the distribution agent in connection with the distribution, and Computershare Trust Company N.A. will serve as the transfer agent and registrar for Apergy’s common stock. Dover stockholders will receive cash in lieu of any fractional shares of Apergy’s common stock which they would have been entitled to receive.

If you own Dover’s common stock as of the close of business on the record date, Apergy’s common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf in direct registration or book-entry form. If you are a registered holder, Computershare Inc. or Computershare Trust Company, N.A. will then mail you a direct registration account statement that reflects your shares of Apergy’s common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your Dover common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Apergy’s common stock that have been registered in book-entry form in your name. If you sell Dover’s common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Apergy’s common stock in the distribution.

Most Dover stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Dover common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Apergy common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of Apergy’s common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be Apergy affiliates. Persons who may be deemed to be Apergy affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Apergy, which may include certain of Apergy executive officers, directors or principal stockholders. Securities held by Apergy affiliates will be subject to resale restrictions under the Securities Act. Apergy affiliates will be permitted to sell shares of Apergy’s common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Results of the Distribution

After its separation from Dover, Apergy will be an independent, publicly traded company. The actual number of shares to be distributed will be determined as of the close of business on                , the record date for the distribution, and will reflect any exercise of Dover options or other equity awards between                 , the date the Dover Board of Directors declares the distribution, and the record date for the distribution. The distribution will not affect the number of Dover’s outstanding common stock or any rights of Dover’s stockholders. Dover will not distribute any fractional shares of Apergy’s common stock.

Before the distribution, Apergy will enter into a separation and distribution agreement and other agreements with Dover to effect the separation and provide a framework for Apergy relationship with Dover after the separation. These agreements will provide for the allocation between Dover and Apergy of Dover’s assets, liabilities and obligations (including employee benefits, intellectual property and tax-related assets and liabilities) attributable to periods prior to Apergy’s separation from Dover and will govern certain relationships between

Dover and Apergy after the separation. For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Person Transactions.”

Market for Apergy’s Common Stock

There is currently no public trading market for Apergy’s common stock. Apergy intends to apply to have its common stock listed on the NYSE under the symbol “APY.” Apergy has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

Apergy cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the separation, of the shares of Apergy’s common stock that each Dover stockholder will receive in the distribution and the Dover common stock held at the record date may not equal the “regular-way” trading price of a share of Dover’s common stock immediately prior to the separation. The price at which Apergy’s common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Apergy’s common stock will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors—Risks Related to Apergy’s Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning at least one trading day prior to the record date and continuing up to and including through the distribution date, Dover expects that there will be two markets in Dover’s common stock: a “regular-way” market and an “ex-distribution” market. Shares of Dover’s common stock that trade on the “regular-way” market will trade with an entitlement to Apergy’s common stock distributed pursuant to the separation. Dover’s common stock that trade on the “ex-distribution” market will trade without an entitlement to Apergy’s common stock distributed pursuant to the distribution. Therefore, if you sell Dover’s common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive Apergy’s common stock in the distribution. If you own Dover’s common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including the distribution date, you will receive the shares of Apergy’s common stock that you are entitled to receive pursuant to your ownership as of the record date of the Dover common stock.

Furthermore, Apergy expects that beginning at least one trading day prior to the record date and continuing up to and including the distribution date there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Apergy’s common stock that will be distributed to holders of Dover’s common stock on the distribution date. If you owned Dover’s common stock at the close of business on the record date, you would be entitled to Apergy’s common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Apergy’s common stock, without the Dover common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Apergy’s common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

Apergy expects that the distribution will be effective on                 , the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the separation and distribution agreement, waived by Dover:

•	The SEC will have declared effective the registration statement of which this information statement forms a part, and no stop order relating to the registration statement will be in effect.

•	The NYSE will have approved the listing of Apergy’s common stock on the NYSE, subject to official notice of issuance.

•	Dover will have received either (i) the IRS Ruling together with an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code, and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code or (ii) an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code.

•	All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution will have been received.

•	No order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions will be in effect, pending, threatened or issued.

•	The reorganization and separation of the Dover and Apergy businesses prior to the distribution will have been effectuated in all material respects.

•	The Board of Directors of Dover will have declared the distribution and approved all related transactions.

•	Apergy and Dover will have entered into certain agreements in connection with the separation and distribution and Apergy will have entered into certain financing arrangements prior to or concurrent with the separation.

•	All governmental approvals necessary to consummate the distribution will have been received.

•	The Board of Directors of Dover will have received an opinion from an independent appraisal firm confirming the solvency of Dover and Apergy after the distribution and Dover’s compliance with surplus requirements under Delaware law. Dover has engaged Houlihan Lokey Capital, Inc. to provide this opinion.

•	No events or developments shall have occurred or exist that, in the sole and absolute judgment of the Dover Board of Directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of Dover or its stockholders.

Dover and Apergy cannot assure you that any or all of these conditions will be met and Dover may waive any of the conditions to the distribution to the extent such waiver is permitted by applicable law. The fulfillment of the foregoing conditions does not create any obligations on Dover’s part to effect the distribution, and the Dover Board of Directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the contribution by Dover of the assets of the Apergy businesses to Apergy and the distribution by Dover of Apergy’s shares to Dover’s stockholders (i.e., the separation). This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the separation will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement.

This summary is limited to holders of shares of Dover’s common stock that are U.S. Holders, as defined immediately below, and thus does not apply to a holder that is not a U.S. Holder. For purposes of this summary, a U.S. Holder is a beneficial owner of Dover’s common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury Regulations.

This summary does not purport to be a complete description of all U.S. federal income tax consequences of the separation, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of Dover’s common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Dover equity;

•	holders owning Dover’s common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Dover’s common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Dover stockholders who do not hold shares of Dover’s common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Dover’s common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SEPARATION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, WHICH CONSEQUENCES MAY DIFFER FROM THOSE DESCRIBED IN THIS INFORMATION STATEMENT (THESE DIFFERENCES MAY INCLUDE, AMONG OTHERS, TREATING THE DISTRIBUTION AS A TAXABLE TRANSACTION UNDER APPLICABLE NON-U.S. TAX LAWS), AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Separation

It is a condition to the completion of the distribution that Dover receive either (i) the IRS Ruling together with an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code, and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code or (ii) an opinion of McDermott Will & Emery LLP, tax counsel to Dover, substantially to the effect that, among other things, the contribution and the distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code. Even if the IRS Ruling is obtained, Dover does not currently intend to complete the transaction if it has not also obtained a tax opinion because, as a result of the IRS’s ruling policy as in effect for purposes of the IRS Ruling, the IRS will not rule on whether a distribution satisfies certain critical requirements necessary to obtain tax-free treatment under the Code. Specifically, the IRS will not rule that a distribution was effected for a valid business purpose, that a distribution does not constitute a device for the distribution of earnings and profits, or that a distribution is not part of a plan described in Section 355(e) of the Code. Consequently, the IRS Ruling (if obtained) will be based on representations made to the IRS by Dover that these requirements have been satisfied. In addition, although the IRS Ruling (if obtained) generally would be binding on the IRS, the IRS Ruling will be based on certain facts and assumptions, and certain representations and undertakings from Dover and Apergy that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling (if obtained) are not correct, are incomplete or have been violated, the IRS Ruling (if obtained) could be revoked retroactively or modified by the IRS.

Dover expects to obtain a tax opinion from McDermott Will & Emery LLP that will be based on an analysis of all of the requirements necessary to obtain tax-free treatment under the Code, including those as to which the IRS will not rule. As noted above, the opinion is expected to conclude that, among other things, the contribution and distribution, taken together, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) of the Code, and the distribution will qualify as a tax-free distribution to Dover’s shareholders under Section 355 of the Code.

Assuming the separation qualifies as tax-free under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Dover or Apergy as a result of the separation except for possible gain or loss arising out of the internal restructuring transactions undertaken in connection with the separation and with respect to certain items required to be taken into account under U.S. Treasury Regulations relating to consolidated U.S. federal income tax returns;

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder of Dover’s common stock solely as a result of the receipt of Apergy’s common stock in the distribution, except with respect to any cash received in lieu of a fractional share of Apergy’s common stock (as described below);

•	the aggregate tax basis of the shares of Dover’s common stock and shares of Apergy’s common stock in the hands of each Dover stockholder immediately after the distribution (including any fractional share interest in Apergy’s common stock for which cash is received) will be the same as the aggregate tax basis of the shares of Dover’s common stock held by such holder immediately before the distribution, allocated between the shares of Dover’s common stock and shares of Apergy’s common stock in proportion to their relative fair market values immediately following the distribution;

•	the holding period with respect to shares of Apergy’s common stock received by each Dover stockholder (including any fractional share interest in Apergy’s common stock for which cash is received) will include the holding period of such stockholder’s shares of Dover’s common stock, provided that such shares of Dover’s common stock are held as a capital asset immediately following the distribution; and

•	a Dover stockholder who receives cash in lieu of a fractional share of Apergy’s common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its shares of Dover’s common stock exceeds one year at the time of the distribution.

Dover stockholders that have acquired different blocks of Dover’s common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Apergy’s shares distributed with respect to such blocks of Dover’s common stock.

Any tax opinion received from outside tax counsel to Dover is not expected to be issued until after the date of this information statement. An opinion of counsel represents counsel’s best legal judgment based on current law and is not binding on the IRS or any court. Apergy cannot assure you that the IRS will agree with the conclusions set forth in any tax opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling (if obtained) or any tax opinion are not correct, are incomplete or have been violated, the IRS Ruling (if obtained) could be revoked retroactively or modified by the IRS, and Apergy’s ability to rely on such tax opinion could be jeopardized. Apergy is not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

Notwithstanding receipt by Dover of the IRS Ruling (if obtained) and the opinion of tax counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, Dover stockholders and Dover could be subject to significant U.S. federal income tax liability. In general, Dover would recognize gain in an amount equal to the excess, if any, of the fair market value of Apergy’s common stock distributed to Dover stockholders on the distribution date over Dover’s tax basis in such shares. In addition, each Dover stockholder that receives shares of Apergy’s common stock in the separation could be treated as receiving a taxable distribution from Dover in an amount equal to the fair market value of Apergy’s common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of Dover’s current and accumulated earnings and profits, including Dover’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the Dover stock and thereafter treated as capital gain from the sale or exchange of Dover stock. Also, if the IRS were successful in taking this position, Apergy might be required to indemnify Dover under the circumstances set forth in the tax matters agreement, and such indemnification obligation could materially adversely affect Apergy’s financial position.

Under the tax matters agreement between Dover and Apergy, Dover will agree to make protective elections under Section 336(e) of the Code for Apergy and some or all of its domestic subsidiaries with respect to the distribution. If, notwithstanding the IRS Ruling (if obtained) and the opinion of tax counsel, the distribution fails to qualify as tax-free under Section 355 of the Code, the Section 336(e) elections would generally cause deemed sales of the assets of Apergy and its electing subsidiaries, causing the Dover group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Apergy and its electing subsidiaries in such assets. In such case, to the extent that Dover is responsible for the resulting transaction taxes, Apergy generally would be required under the tax matters agreement to make periodic payments to Dover equal to the tax savings arising from a “step up” in the tax basis of Apergy’s assets.

Even if the separation otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, the separation may result in corporate level taxable gain to Dover under Section 355(e) of the Code if 50% or more, by vote or value, of Apergy’s stock or Dover’s stock is treated as acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions of Dover’s common stock or Apergy’s common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan but such presumption may be rebutted. If an acquisition or issuance of Apergy’s stock or Dover’s stock triggers the application of Section 355(e) of the Code, Dover would recognize taxable gain as described above, but the distribution would be tax-free to each Dover stockholder; however, Apergy may be required to indemnify Dover for all or a portion of the resulting tax arising from an acquisition or issuance of Apergy’s stock pursuant to the tax matters agreement to be entered into in connection with the separation. For a description of the tax matters agreement, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with Dover—Tax Matters Agreement.”

U.S. Treasury Regulations require certain stockholders that receive stock in a distribution to attach a detailed statement setting forth certain information relating to the distribution to their respective U.S. federal income tax returns for the year in which the distribution occurs. Within a reasonable period after the distribution, Dover will provide stockholders who receive Apergy’s common stock in the distribution with the information necessary to comply with such requirement. In addition, all stockholders are required to retain permanent records relating to the amount, basis, and fair market value of Apergy’s common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS, WHICH CONSEQUENCES MAY DIFFER FROM THOSE DESCRIBED IN THE FOREGOING (THESE DIFFERENCES MAY INCLUDE, AMONG OTHERS, TREATING THE DISTRIBUTION AS A TAXABLE TRANSACTION UNDER APPLICABLE NON-U.S. TAX LAWS). EACH DOVER STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

DESCRIPTION OF APERGY CAPITAL STOCK

Apergy’s certificate of incorporation and by-laws will be amended and restated prior to the separation. The following is a summary of the material terms of Apergy’s capital stock that will be contained in the amended and restated certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the by-laws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you should read (along with the applicable provisions of Delaware law) for complete information on Apergy’s capital stock at the time of the distribution. The certificate of incorporation and by-laws to be in effect at the time of the distribution will be included as exhibits to the registration statement on Form 10, of which this information statement is a part.

Authorized Capital Stock

Immediately following the distribution, Apergy’s authorized capital stock will consist of 2,500,000,000 shares of common stock, par value $0.01 per share, and 250,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Immediately following the distribution, Apergy expects that approximately 77.4 million shares of its common stock will be issued and outstanding based upon approximately 154.5 million shares of Dover common stock outstanding as of December 31, 2017. All outstanding shares of Apergy’s common stock, when issued, will be fully paid and non-assessable.

Each holder of Apergy’s common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders. The holders of Apergy’s common stock will not be entitled to cumulative voting of their shares in elections of directors. Subject to any preferential rights of any outstanding preferred stock, holders of Apergy’s common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Apergy, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.

Holders of Apergy’s common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of Apergy’s common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Apergy may designate and issue in the future.

Preferred Stock

Apergy’s amended and restated certificate of incorporation will authorize the Apergy Board of Directors, without further action by Apergy’s stockholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by Apergy’s Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Apergy through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Apergy’s Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of the common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and Apergy’s Board of Directors has no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of Apergy’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware Law

Provisions of the DGCL and Apergy’s amended and restated certificate of incorporation and amended and restated by-laws could make it more difficult to acquire Apergy by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its Board of Directors may consider inadequate and to encourage persons seeking to acquire control of Apergy to first negotiate with Apergy’s Board of Directors. Apergy believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Classified Board. Apergy’s amended and restated certificate of incorporation and amended and restated by-laws will provide that, until the third annual meeting of its stockholders after the separation, its Board of Directors will be divided into three classes. At the time of the separation, Apergy’s Board of Directors will be divided into three approximately equal classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Apergy expects to hold in 2019. The directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders, which Apergy expects to hold in 2020, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders, which Apergy expects to hold in 2021. Commencing with the first annual meeting of stockholders following the separation, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2022 annual meeting. Beginning at the 2022 annual meeting, all of Apergy’s directors will stand for election each year for annual terms, and Apergy’s Board of Directors will therefore no longer be divided into three classes. Members of the Board of Directors will be elected by a plurality of the votes cast at each annual meeting of stockholders. Before the Board of Directors is declassified, it would take at least two elections of directors for any individual or group to gain control of Apergy’s Board of Directors. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Apergy.

Removal of Directors. Apergy’s amended and restated certificate of incorporation and by-laws will provide that (i) prior to Apergy’s Board of Directors being declassified as discussed above, its stockholders may only remove a director for cause and (ii) after Apergy’s Board of Directors has been fully declassified, its stockholders may remove a director with or without cause. Removal will require the affirmative vote of holders of a majority of the shares of voting common stock.

Size of Board and Vacancies. Apergy’s amended and restated certificate of incorporation and amended and restated by-laws will provide that the number of directors on its Board of Directors will be not less than three nor more than fifteen, with the exact number of directors to be fixed exclusively by the Board of Directors. Any vacancies created in its Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Apergy’s Board of Directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Stockholder Meetings. Apergy’s amended and restated certificate of incorporation will provide that only the chairman of its Board of Directors, its chief executive officer or its Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of Apergy stockholders. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. Apergy’s amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of Apergy stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Apergy’s amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its Board of Directors or a committee of its Board of Directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Apergy’s amended and restated certificate of incorporation will not provide for cumulative voting.

Delaware Anti-Takeover Statute. Upon the distribution, Apergy will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage persons interested in acquiring Apergy to negotiate in advance with Apergy’s Board of Directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in Apergy’s management. It is possible that these provisions could make it more difficult to accomplish transactions which Apergy’s stockholders may otherwise deem to be in their best interests.

Amendments to Certificate of Incorporation. Apergy’s amended and restated certificate of incorporation will provide that the provisions of the amended and restated certificate of incorporation may only be amended by the vote of a majority of the voting power of the outstanding voting stock, except that Apergy’s amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 80 percent of its voting stock then outstanding is required to amend certain provisions relating to:

•	cumulative voting;

•	amendment of the amended and restated by-laws;

•	the size, classification, election, removal, nomination and filling of vacancies with respect to the Apergy Board of Directors;

•	stockholder action by written consent and ability to call special meetings of stockholders;

•	director and officer indemnification; and

•	any provision relating to the amendment of any of these provisions.

The provisions of Apergy’s amended and restated certificate of incorporation relating to the 80 percent voting threshold will be of no force and effect effective as of the completion of the third annual meeting of stockholders after the separation, which Apergy expects to hold in 2021. Apergy’s amended and restated certificate of incorporation may thereafter be amended by the affirmative vote of the holders of at least a majority of its voting stock then outstanding.

Amendments to By-Laws. Apergy’s amended and restated certificate of incorporation and amended and restated by-laws will provide that the by-laws may be amended by Apergy’s Board of Directors or by the affirmative vote of at least 80 percent of Apergy’s voting stock then outstanding. The provisions of Apergy’s amended and restated certificate of incorporation and amended and restated by-laws relating to the 80 percent voting threshold will be of no force and effect effective as of the completion of the third annual meeting of stockholders after the separation, which Apergy expects to hold in 2021. Apergy’s amended and restated by-laws may thereafter be amended by the affirmative vote of the holders of at least a majority of its voting stock then outstanding.

Undesignated Preferred Stock. The authority that Apergy’s Board of Directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Apergy through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Apergy’s Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Apergy’s amended and restated certificate of incorporation will include such an exculpation provision. Apergy’s amended and restated certificate of incorporation and by-laws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Apergy, or for serving at Apergy’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Apergy’s amended and restated certificate of incorporation and by-laws will also provide that Apergy must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Apergy’s amended and restated certificate of incorporation will expressly authorize Apergy to carry directors’ and officers’ insurance to protect Apergy, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that will be in Apergy’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Apergy’s directors and officers, even though such an action, if successful, might otherwise benefit Apergy and its stockholders. However, these provisions will not limit or eliminate Apergy’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Apergy pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

Apergy’s amended and restated certificate of incorporation will provide that unless Apergy’s Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Apergy, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Apergy to Apergy or Apergy’s stockholders, creditors or other constituents, (iii) any action asserting a claim against Apergy or any director or officer of Apergy arising pursuant to any provision of the DGCL or Apergy’s amended and restated certificate of incorporation or by-laws or (iv) any action asserting a claim against Apergy or any director or officer of Apergy governed by the internal affairs doctrine. However, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware.

Authorized but Unissued Shares

Apergy’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. Apergy may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Apergy by means of a proxy contest, tender offer, merger or otherwise.

Listing

Apergy intends to apply to have its shares of common stock listed on the NYSE under the symbol “APY.”

Sale of Unregistered Securities

On October 10, 2017, Apergy issued 100 shares of common stock, par value $0.01 per share, to Dover for total consideration of $100.00 in cash. Apergy did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering and therefore was exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for Apergy’s common stock will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION

Apergy has filed a registration statement on Form 10 with the SEC with respect to the shares of Apergy common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Apergy and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, Apergy will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

Apergy intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. Apergy has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Dover Corporation (“Dover”):

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Apergy Corporation (formerly known as Wellsite Corporation), entities conducting the upstream oil and gas business within Dover’s Energy segment, as of December 31, 2017 and 2016, and the related combined statements of earnings (loss), comprehensive earnings (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

March 5, 2018

We have served as the Company’s auditor since 2017.

APERGY CORPORATION

COMBINED STATEMENTS OF EARNINGS (LOSS)

(In thousands)

	Years Ended December 31,
	2017	2016	2015
Revenue	$1,009,591	$751,337	$1,076,680
Cost of goods and services	648,243	510,842	693,702

Gross profit	361,348	240,495	382,978
Selling, general and administrative expenses	262,398	250,576	294,062

Operating earnings (loss)	98,950	(10,081)	88,916
Other expense, net	9,666	8,753	11,651

Earnings (loss) before (benefit from) provision for income taxes	89,284	(18,834)	77,265
(Benefit from) provision for income taxes	(22,284)	(8,043)	24,131

Net earnings (loss)	111,568	(10,791)	53,134

Less: Net earnings attributable to noncontrolling interest	930	1,851	1,436

Net earnings (loss) attributable to Company	$110,638	$(12,642)	$51,698

See Notes to Combined Financial Statements

APERGY CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(In thousands)

	Years Ended December 31,
	2017	2016	2015
Net earnings (loss) attributable to Company	$110,638	$(12,642)	$51,698

Other comprehensive earnings (loss), net of tax
Foreign currency translation gain (loss)	4,358	953	(11,691)

Pension and other post-retirement benefit plans:
Actuarial gains (losses)	2,598	(123)	(485)
Prior service cost	—	—	(6)
Amortization of actuarial losses included in net periodic pension cost	257	234	221
Amortization of prior service costs included in net periodic pension cost	1	1	1

Total pension and other post-retirement benefit plans	2,856	112	(269)

Other comprehensive earnings (loss), net of tax	7,214	1,065	(11,960)

Comprehensive earnings (loss) attributable to Company	$117,852	$(11,577)	$39,738

See Notes to Combined Financial Statements

APERGY CORPORATION

COMBINED BALANCE SHEETS

(In thousands)

	Pro Forma Stockholders’ Equity	December 31, 2017	December 31, 2016
	(unaudited)
Assets
Current assets:
Cash and cash equivalents		$23,712	$26,027
Receivables, net of allowances of $4,753 and $5,634		202,024	139,485
Inventories		201,591	184,558
Prepaid and other current assets		14,038	6,251

Total current assets		441,365	356,321

Property, plant and equipment, net		211,832	201,747
Goodwill		910,088	902,579
Intangible assets, net		338,510	386,817
Other assets and deferred charges		2,980	3,431

Total assets		$1,904,775	$1,850,895

Liabilities and Equity
Current liabilities:
Accounts payable		$98,826	$66,280
Accrued compensation and employee benefits		30,289	24,788
Other accrued expenses		21,950	21,626

Total current liabilities		151,065	112,694

Deferred income taxes		96,985	167,565
Other liabilities		16,691	19,283
Equity:
Common Stock	774	—	—
Additional paid-in capital	948,337	—	—
Parent Company investment in Apergy	—	1,661,700	1,579,951
Accumulated other comprehensive loss	(30,495)	(26,415)	(33,629)

Total Parent Company equity	918,616	1,635,285	1,546,322

Noncontrolling interest	4,749	4,749	5,031

Total equity	923,365	1,640,034	1,551,353

Total liabilities and equity		$1,904,775	$1,850,895

See Notes to Combined Financial Statements

APERGY CORPORATION

COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Parent Company Investment	Accumulated Other Comprehensive (Loss) Earnings	Total Parent Company Equity	Noncontrolling Interest	Total Equity
Balance at December 31, 2014	$1,815,910	$(22,734)	$1,793,176	$3,864	$1,797,040

Net earnings	51,698	—	51,698	1,436	53,134
Other comprehensive loss, net of tax	—	(11,960)	(11,960)	—	(11,960)
Net transfer to Parent Company	(193,049)	—	(193,049)	—	(193,049)
Other	—	—	—	(172)	(172)

Balance at December 31, 2015	1,674,559	(34,694)	1,639,865	5,128	1,644,993

Net earnings (loss)	(12,642)	—	(12,642)	1,851	(10,791)
Other comprehensive earnings, net of tax	—	1,065	1,065	—	1,065
Distributions declared and paid to noncontrolling interest	—	—	—	(1,727)	(1,727)
Net transfer to Parent Company	(81,966)	—	(81,966)	—	(81,966)
Other	—	—	—	(221)	(221)

Balance at December 31, 2016	1,579,951	(33,629)	1,546,322	5,031	1,551,353

Net earnings	110,638	—	110,638	930	111,568
Other comprehensive earnings, net of tax	—	7,214	7,214	—	7,214
Distributions declared and paid to noncontrolling interest	—	—	—	(1,212)	(1,212)
Net transfer to Parent Company	(28,889)	—	(28,889)	—	(28,889)

Balance at December 31, 2017	$1,661,700	$(26,415)	$1,635,285	$4,749	$1,640,034

See Notes to Combined Financial Statements

APERGY CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2017	2016	2015
Operating Activities
Net earnings (loss) attributable to Company	$110,638	$(12,642)	$51,698
Adjustments to reconcile net earnings (loss) attributable to Company to cash from operating activities:
Depreciation and amortization	111,879	112,055	119,992
Stock-based compensation	2,236	2,293	1,925
(Gain) loss on sale of fixed assets	(934)	(366)	1,463
Provision for losses on accounts receivable (net of recoveries)	954	2,941	2,154
Deferred income taxes	(73,433)	(19,994)	(20,270)
Employee benefit plan expense	1,064	1,128	1,114
Contributions to employee benefit plans	(1,876)	(2,649)	(2,667)
Other, net	(44,605)	(435)	(22,886)
Cash effect of changes in assets and liabilities (excluding effects of and foreign exchange):
Receivables	(61,274)	26,898	74,825
Inventories	(14,204)	32,912	58,772
Prepaid and other current assets	(5,116)	3,156	(2,388)
Accounts payable	29,802	(9,874)	(32,123)
Accrued compensation and employee benefits	5,616	(2,122)	(17,772)
Other accrued expenses and other liabilities	1,647	(4,721)	(5,773)
Accrued taxes	—	—	(161)

Net cash provided by operating activities	62,394	128,580	207,903

Investing Activities
Additions to property, plant and equipment	(26,688)	(25,725)	(24,217)
Proceeds from sale of property, plant and equipment	3,547	2,526	7,884
Acquisition (net of cash and cash equivalents acquired)	(8,842)	—	—
Additions to intangible assets	—	(3,700)	(10,000)

Net cash used in investing activities	(31,983)	(26,899)	(26,333)

Financing Activities
Change in borrowings, net	(599)	—	—
Distribution to noncontrolling interest	(1,212)	(1,727)	—
Net transfers to Parent Company	(31,192)	(84,254)	(194,977)

Net cash used in financing activities	(33,003)	(85,981)	(194,977)

Effect of exchange rate changes on cash and cash equivalents	277	(90)	(531)

Net (decrease) increase in cash and cash equivalents	(2,315)	15,610	(13,938)
Cash and cash equivalents at beginning of year	26,027	10,417	24,355

Cash and cash equivalents at end of year	$23,712	$26,027	$10,417

Supplemental information—cash paid during the year for:
Income taxes	$8,698	$7,285	$7,808

See Notes to Combined Financial Statements

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

1. Basis of Presentation

On December 7, 2017, Dover (“Dover” or “Parent”) announced that its Board of Directors had approved a plan to spin-off entities conducting its upstream oil and gas business within the Dover Energy segment. In February 2018, the name of those collective businesses was changed from Wellsite Corporation to Apergy Corporation (“Apergy” or “Company”). Upon completion of the spin-off, Apergy will be a stand-alone, publicly traded company that provides highly engineered products that help companies drill and produce oil and gas efficiently and safely.

The accompanying Combined Financial Statements have been prepared on a stand-alone basis and are derived from Dover’s consolidated financial statements and accounting records. The Combined Financial Statements represent Apergy’s financial position, results of operations and cash flows as its business was operated as part of Dover prior to the distribution, in conformity with U.S. generally accepted accounting principles.

All intercompany transactions between the Apergy entities have been eliminated. Transactions between Apergy and Dover, with the exception of transactions discussed in Note 3, are reflected in equity in the combined balance sheet as “Parent Company investment in Apergy” and in the combined statement of cash flows as a financing activity in “Net transfers (to) from Parent Company.” See Note 3—Related Party Transactions for additional information regarding related party transactions.

No portion of Dover’s third-party debt was historically held by an Apergy entity or is transferring to Apergy; therefore, no amount was included in the Combined Balance Sheets at December 31, 2017 and December 31, 2016. Accordingly, no interest expense related to third-party debt was recorded in the Combined Statements of Earnings.

Intercompany notes payable, net, to Dover of $224.5 million and $233.1 million at December 31, 2017 and 2016, respectively, are classified within Parent Company investment in Apergy because the notes are not expected to be settled in cash. Accordingly, no interest expense was recorded in the Combined Statements of Earnings.

2. Summary of Significant Accounting Policies

Description of Business

Apergy is a leading provider of highly engineered technologies that help companies drill for and produce oil and gas efficiently and safely around the world. Its products include a full range of equipment and technologies that enable efficient drilling and safe and efficient production throughout the lifecycle of a well. Its principal products consist of artificial lift equipment and solutions, including electric submersible pump systems (“ESP”), rod pumping systems (“Rod Lift”), gas lift systems, progressive cavity pump systems (“PCP”) and plunger lift systems, as well as polycrystalline diamond cutters (“PDCs”) for drilling. The Company also provides a comprehensive automation offering consisting of equipment, software and Industrial Internet (“IIoT”) solutions for downhole monitoring, wellsite productivity enhancement and asset integrity management. The Company reports two business segments: Production & Automation Technologies and Drilling Technologies. For additional information on the Company’s segments, see Note 16—Segment Information. In 2017, the Company acquired PCP Oil Tools S.A. and Ener Tools S.A., a supplier of progressive cavity pump products and services. This acquisition is part of the Production & Automation Technologies segment. Additionally, the Company did not make any acquisitions during the years ended December 31, 2016 and 2015.

Combined Financial Statement Presentation

The Combined Financial Statements have been derived from the consolidated financial statements and accounting records of Dover using the historical results of operations, and historical basis of assets and liabilities

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

of Apergy and reflect Dover’s net investment in Apergy. Historically, stand-alone financial statements have not been prepared for Apergy. Management believes the assumptions underlying the allocations included in the Combined Financial Statements are reasonable. However, the Combined Financial Statements may not necessarily reflect Apergy’s results of operations, financial position and cash flows in the future, or what Apergy’s results of operations, financial position and cash flows would have been had Apergy been a stand-alone company during the periods presented herein.

The Combined Financial Statements include the accounts of the Company. Intercompany accounts and transactions have been eliminated in consolidation. The results of operations of purchased businesses of Apergy are included from the date of acquisition.

The accompanying financial statements include allocations of costs that were incurred by Dover for functions such as corporate executive management, human resources, information technology, facilities, tax, shared services, finance and legal, including the costs of salaries, benefits and other related costs. The total costs allocated to the accompanying Combined Financial Statements for these functions totaled approximately $22,987, $19,459 and $20,852 for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in selling, general and administrative expenses within the Combined Statements of Earnings. These expenses have been allocated to Apergy based on direct usage or benefit where identifiable, with the remainder allocated on the basis of revenues, headcount, or other measures. As a stand-alone public company, Apergy’s total costs related to such support functions may differ from the costs that were historically allocated to it from Dover. See Note 3—Related Party Transactions for additional information regarding related party transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Combined Financial Statements and accompanying disclosures. These estimates may be adjusted due to changes in future economic, industry, or customer financial conditions, as well as changes in technology or demand. Estimates are used for, but not limited to, allowances for doubtful accounts receivable, net realizable value of inventories, restructuring reserves, warranty reserves, pension and post-retirement plans, stock-based compensation, useful lives for depreciation and amortization of long-lived assets, future cash flows associated with impairment testing for goodwill, indefinite-lived intangible assets and other long-lived assets, deferred tax assets, uncertain income tax positions and contingencies. Actual results may ultimately differ from estimates, although management does not believe such differences would materially affect the Combined Financial Statements in any individual year. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the Combined Financial Statements in the period that they are determined.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments which are highly liquid in nature and have original maturities at the time of purchase of three months or less. The carrying value of cash and cash equivalents approximate fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. The allowance is an estimate based on historical collection experience, current economic and market conditions and a review of the current status of each customer’s trade accounts receivable. Management evaluates the aging of the accounts

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

receivable balances and the financial condition of its customers to estimate the amount of accounts receivable that may not be collected in the future and records the appropriate provision.

Inventories

Inventories for the majority of the Company’s subsidiaries, including all international subsidiaries, are stated at the lower of net realizable value, determined on the first-in, first-out (FIFO) basis, or cost. Other domestic inventories are stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value. Under the LIFO method, the cost assigned to items sold is based on the cost of the most recent items purchased. As a result, the costs of the first items purchased remain in inventory and are used to value ending inventory. The excess of estimated current costs over LIFO carrying value, or LIFO reserve, was approximately $10.6 million and $9.4 million at December 31, 2017 and 2016, respectively. Under certain market conditions, estimates and judgments regarding the valuation of inventories are employed by us to properly value inventories.

Property, Plant and Equipment

Property, plant and equipment includes the historical cost of land, buildings, machinery and equipment, purchased software and significant improvements to existing plant and equipment or, in the case of acquisitions, a fair market value appraisal of assets. Expenditures for maintenance, repairs and minor renewals are expensed as incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings. The Company depreciates its assets on a straight-line basis over their estimated useful lives as follows: buildings and improvements 5 to 31.5 years; machinery and equipment 3 to 7 years; furniture and fixtures 3 to 7 years; vehicles 3 years; and software 3 to 10 years.

Derivative Financial Instruments

The Company uses derivative financial instruments to hedge its exposure to foreign currency exchange rate risk. The Company does not enter into derivative financial instruments for speculative purposes and has a portfolio of derivatives that is not material in value. Derivative financial instruments used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at inception of the contract. For derivatives hedging the fair value of assets or liabilities, the changes in fair value of both the derivatives and of the hedged items are recorded in current earnings.

Goodwill, Other Intangible Assets and Long-Lived Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Goodwill and certain other intangible assets deemed to have indefinite lives (trademarks) are not amortized. For goodwill, impairment tests are required at least annually, or more frequently if events or circumstances indicate that it may be impaired, or when some portion but not all of a reporting unit is disposed. Historically, the Company was part of the Dover Energy operating segment. Based on its historical organizational structure, the Company identified two reporting units for which cash flows are determinable and to which goodwill may be allocated. Effective in the fourth quarter of 2017, the Company determined it is organized into a new segment structure, discussed in Note 16—Segment Information, consisting of two reporting units to which goodwill may be allocated.

The Company performs its goodwill impairment test annually in the fourth quarter at the reporting unit level. A quantitative test is used to determine existence of goodwill impairment and the amount of the impairment loss at the reporting unit level. The quantitative test compares the fair value of a reporting unit with its carrying amount,

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

including goodwill. The Company uses an income-based valuation method, determining the present value of estimated future cash flows, to estimate the fair value of a reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Factors used in the impairment analysis require significant judgment, and actual results may differ from assumed and estimated amounts. The Company uses its own market assumptions including internal projections of future cash flows, discount rates and other assumptions considered reasonable and inherent in the analysis. These forecasts are based on historical performance and future estimated results. The discount rates used in these analyses vary by reporting unit and are based on a capital asset pricing model and published relevant industry rates. The Company uses discount rates commensurate with the risks and uncertainties inherent to each reporting unit and in the internally developed forecasts. See Note 7—Goodwill and Other Intangible Assets for further discussion of the Company’s annual goodwill impairment test and results.

The Company uses an income-based valuation method to test its indefinite-lived intangible assets for impairment, at least annually. The fair value of the intangible asset is compared to its carrying value. This method uses the Company’s own market assumptions considered reasonable and inherent in the analysis. Any excess of carrying value over the estimated fair value is recognized as an impairment loss. No impairment of indefinite-lived intangible assets was required for the years ended December 31, 2017, 2016 and 2015.

Other intangible assets with determinable lives consist primarily of customer intangibles, unpatented technologies, patents and trademarks. These other intangibles are amortized over their estimated useful lives, ranging from 5 to 15 years.

Long-lived assets (including definite-lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, such as a significant sustained change in the business climate. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows is produced and compared to its carrying value. If an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value as determined by an estimate of discounted future cash flows.

Restructuring Accruals

From time to time, the Company takes actions to reduce headcount, close facilities, or otherwise exit operations. Such restructuring activities at an operation are recorded when management has committed to an exit or reorganization plan and when termination benefits are probable and can be reasonably estimated based on circumstances at the time the restructuring plan is approved by management or when termination benefits are communicated. Exit costs include future minimum lease payments on vacated facilities and other contractual terminations. In addition, asset impairments may be recorded as a result of an approved restructuring plan. The accrual of both severance and exit costs requires the use of estimates. Though the Company believes that its estimates accurately reflect the anticipated costs, actual results may differ from the original estimated amounts.

Noncontrolling interests

A noncontrolling interest represents the equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company and is reported as equity, separately from the Company’s controlling interests. The noncontrolling interest relates to the Company’s ownership interest in Norris Production Solutions Middle East LLC, a subsidiary company in the Sultanate of Oman with a local partner, where the Company is the majority

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

owner at 60% and has the controlling financial interest. The outside investor’s interests in this subsidiary company are included in noncontrolling interest in the Company’s Combined Financial Statements.

Foreign Currency

Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates and profit and loss accounts have been translated using weighted-average monthly exchange rates. Foreign currency translation gains and losses are included in the Combined Statements of Comprehensive Earnings as a component of Other comprehensive earnings (loss). Assets and liabilities of an entity that are denominated in currencies other than an entity’s functional currency are re-measured into the functional currency using end of period exchange rates or historical rates where applicable to certain balances. Gains and losses related to these re-measurements are recorded within the Combined Statements of Earnings as a component of Other expense, net.

Revenue Recognition

Revenue is recognized when all of the following conditions are satisfied: a) persuasive evidence of an arrangement exists, b) price is fixed or determinable, c) collectability is reasonably assured and d) delivery has occurred or services have been rendered. The majority of the Company’s revenue is generated through the manufacture and sale of a broad range of specialized products and components, with revenue recognized upon transfer of title and risk of loss, which is generally upon shipment. Certain product sales are recognized based on the percentage-of-completion method, which is based on the estimated costs to completion and represented 0.7%, 2.5% and 2.2% of total revenue for the years ended December 31, 2017, 2016 and 2015, respectively. When necessary, provisions for estimated losses on these contracts are made in the period in which such losses are determined. The Company derives product revenue from the sale of software standalone products and software-enabled tangible products, which in the aggregate represented 8.1% of total revenue for year ended December 31, 2017 and 8.7% of total revenue for each of 2016 and 2015. Software product revenue is recorded when the software product is shipped to the customer or over the term of the contract. Service revenue represented 6.3%, 6.8% and 5.2% of total revenue for the years ended December 31, 2017, 2016 and 2015, respectively, and is recognized as the services are performed. Leasing revenue represented 1.9%, 2.7% and 2.6% of total revenue for the years ended December 31, 2017, 2016 and 2015, respectively. Lease revenue is recognized ratably over the lease term and the leased asset is included in property, plant and equipment and depreciated to its estimated residual value over the lease term.

In limited cases, revenue arrangements with customers require delivery, installation, testing, or other acceptance provisions to be satisfied before revenue is recognized. The Company includes shipping costs billed to customers in revenue and the related shipping costs in cost of goods and services.

Stock-Based Compensation

The Company’s employees have historically participated in Dover’s stock-based compensation plans. Stock-based compensation has been allocated to the Company based on the awards and terms previously granted to the Company’s employees. The principal awards issued under the stock-based compensation plans include stock options, stock settled appreciation rights, restricted stock units and performance share awards. The cost of such awards is measured at the grant date based on the fair value of the award. At the time of grant, Dover estimates forfeitures, based on historical experience, in order to estimate the portion of the award that will ultimately vest. The value of the portion of the award that is expected to ultimately vest is recognized as expense on a straight-line basis, generally over the explicit service period of three years (except for retirement-eligible employees and

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

retirees) and is included in Selling, general and administrative expenses in the Combined Statements of Earnings. Expense for awards granted to retirement-eligible employees is recorded over the period from the date of grant through the date the employee first becomes eligible to retire and is no longer required to provide service. See Note 12—Equity and Cash Incentive Program for additional information related to stock-based compensation.

Employee Benefit Plans

Apergy participates in defined benefit plans and non-qualified supplemental retirement plans sponsored by Dover that are accounted for as multi-employer plans in the Combined Financial Statements. Apergy also sponsors a defined benefit plan and non-qualified plan. These plans are accounted for as single employer plans in the Combined Financial Statements. Apergy also offers a defined contribution plan. See Note 14 — Employee Benefit Plans and Non-Qualified Plans for additional information.

Income Taxes

The Company’s operations have historically been included in Dover’s consolidated federal tax return and certain combined state returns. The income tax expense in these Combined Financial Statements has been determined on a stand-alone return basis in accordance with Accounting Standards Codification (“ASC”) 740 “Income Taxes,” which requires the recognition of income taxes using the liability method. Under this method, the Company is assumed to have historically filed a return separate from Dover, reporting its taxable income or loss and paying applicable tax based on its separate taxable income and associated tax attributes in each tax jurisdiction. Income taxes payable at each balance sheet date computed under the stand-alone return basis are classified within Parent Company investment in Apergy since Dover is legally liable for the tax. Accordingly, changes in income taxes payable are recorded as a component of financing activities in the Combined Statements of Cash Flows. The calculation of income taxes on the separate return basis requires considerable judgment and the use of both estimates and allocations. As a result, the Company’s effective tax rate and deferred tax balances will differ significantly from those in Dover’s historic periods. Additionally, the Company’s deferred tax balances as calculated on the separate return basis will differ from the deferred tax balances of Dover, if legally separated. See Note 11—Income Taxes for additional information on the Company’s income taxes and unrecognized tax benefits.

The U.S. bill commonly referred to as the Tax Cuts and Jobs Act (“Tax Reform Act”), which was enacted on December 22, 2017, significantly changes U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. The Tax Reform Act also provided for a one-time deemed repatriation of post-1986 undistributed foreign subsidiary earnings and profits through the year ended December 31, 2017. The Global Intangible Low-Taxed Income (“GILTI”) provisions require the Company to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. The Company expects that it will be subject to incremental U.S. tax on GILTI income beginning in 2018, due to expense allocations required by the U.S. foreign tax credit rules. The Company has elected to account for GILTI tax in the period in which it is incurred, and therefore has not provided any deferred tax impacts of GILTI in its combined financial statements for the year ended December 31, 2017.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. The Company has recognized the provisional tax impacts related to

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

deemed repatriated earnings and the benefit for the revaluation of deferred tax assets and liabilities, and included these amounts in its combined financial statements for the year ended December 31, 2017. The final impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the Tax Reform Act. In accordance with SAB 118, the financial reporting impact of the Tax Reform Act will be completed in the fourth quarter of 2018.

Research and Development Costs

Research and development costs, including qualifying engineering costs, are expensed when incurred and amounted to $18,501, $16,511 and $19,255, in 2017, 2016 and 2015, respectively.

Advertising Costs

Advertising costs are expensed when incurred and amounted to $1,220, $825 and $1,604, in 2017, 2016 and 2015, respectively.

Risk, Retention, Insurance

Apergy was covered under Dover’s insurance policies during the years ended December 31, 2017 and 2016. For both years ended December 31, 2017 and 2016, Dover self-insured its product and commercial general liability claims up to $5.0 million per occurrence and automobile liability claims up to $1.0 million per occurrence. For the years ended December 31, 2017 and 2016, Dover self-insured its workers’ compensation claims up to $0.8 million per occurrence, respectively. Third-party insurance provides primary level coverage in excess of these amounts up to certain specified limits. In addition, Dover has excess liability insurance from third-party insurers on both an aggregate and an individual occurrence basis well in excess of the limits of the primary coverage. A worldwide program of property insurance covers Dover’s owned and leased property and any business interruptions that may occur due to an insured hazard affecting those properties, subject to reasonable deductibles and aggregate limits. Dover’s property and casualty insurance programs contain various deductibles that, based on Dover’s experience, are typical and customary for a company of its size and risk profile. Apergy does not consider any of the deductibles under the Dover program to represent a material risk to Apergy. Dover generally maintains deductibles for claims and liabilities related primarily to workers’ compensation, health and welfare claims, general commercial, product and automobile liability and property damage and business interruption resulting from certain events. Dover accrues for claim exposures that are probable of occurrence and can be reasonably estimated. As part of Dover’s risk management program, insurance is maintained to transfer risk beyond the level of self-retention and provide protection on both an individual claim and annual aggregate basis.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

Recently Issued Accounting Standards

The following standards, issued by the Financial Accounting Standards Board (“FASB”), will, or are expected to, result in a change in practice and/or have a financial impact to the Company’s Combined Financial Statements:

In March 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Post-Retirement

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

Benefit Cost. This ASU changes the income statement presentation of defined benefit and post-retirement benefit plan expense by requiring separation between operating expense (service cost component of net periodic benefit expense) and non-operating expense (all other components of net periodic benefit expense, including interest cost, amortization of prior service cost, curtailments and settlements, etc.). The operating expense component is reported with similar compensation costs while the non-operating components are reported outside of operating income. The guidance is effective for interim and annual periods for the Company on January 1, 2018. The Company does not expect the adoption of this ASU to have a material impact on its Combined Financial Statements.

In January 2017, the FASB issued ASU 2017-01, Business combinations (Topic 805): Clarifying the definition of a business, which clarifies the definition of a business and assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. In addition, in order to be considered a business, an acquisition would have to include at a minimum an input and a substantive process that together significantly contribute to the ability to create an output. The amended guidance also narrows the definition of outputs by more closely aligning it with how outputs are described in FASB guidance for revenue recognition. This guidance is effective for interim and annual periods for the Company on January 1, 2018, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its Combined Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which amends existing guidance to require lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by long-term leases and to disclose additional quantitative and qualitative information about leasing arrangements. This ASU also provides clarifications surrounding the presentation of the effects of leases in the income statement and statement of cash flows. This guidance will be effective for the Company on January 1, 2019.

During the second half of 2017, Dover developed a project plan to guide the implementation of ASU 2016-02, in which Apergy was included in the project plan. Dover made progress on this plan including surveying Dover’s businesses, assessing Dover’s portfolio of leases and compiling a central repository of active leases. While Dover has not yet completed its evaluation of the impact the new lease accounting guidance will have on the Company’s Combined Financial Statements, the Company expects to recognize right of use assets and liabilities for its operating leases in the Combined Balance Sheet upon adoption.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments and assets recognized from the costs to obtain or fulfill a contract. This guidance is effective for the Company on January 1, 2018.

Dover commenced its assessment of ASU 2014-09 during the second half of 2015 and developed a project plan to guide the implementation, in which Apergy was included in the project plan. Dover has completed the project including analyzing the ASU’s impact on Dover’s contract portfolio, surveying Dover’s businesses and discussing the various revenue streams, completing contract reviews, comparing its historical accounting policies and practices to the requirements of the new guidance, identifying potential differences from applying the

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

requirements of the new guidance to its contracts and updating and providing training on its accounting policy. Dover has completed the process of evaluating controls and new disclosure requirements and identifying and implementing appropriate changes to its business processes and systems to support recognition and disclosure under the new guidance. The Company will adopt this new guidance using the modified retrospective method that will result in a cumulative effect adjustment, as of the date of adoption. The Company’s adoption of this ASU will not have a material impact on its Combined Financial Statements.

Recently Adopted Accounting Standards

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amended guidance simplifies the accounting for goodwill impairment for all entities by eliminating the requirement to perform a hypothetical purchase price allocation. A goodwill impairment charge will now be recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill. The Company early adopted this guidance on January 1, 2017 as its annual impairment test is performed after January 1, 2017. The adoption of this ASU did not have a material impact on the Company’s Combined Financial Statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 340): Simplifying the Measurement of Inventory. Under this guidance, entities utilizing the FIFO or average cost method should measure inventory at the lower of cost or net realizable value, whereas net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU was effective for the Company on January 1, 2017. The adoption of this ASU did not have a material impact to the Company’s Combined Financial Statements.

3. Related Party Transactions

Dover provides Apergy certain services, which include corporate executive management, human resources, information technology, facilities, tax, shared services, finance and legal services. Some of these services will continue to be provided to Apergy on a temporary basis following the distribution. The financial information in these Combined Financial Statements does not necessarily include all the expenses that would have been incurred had Apergy been a separate, stand-alone entity. As such, the financial information herein may not necessarily reflect the combined financial position, results of operations, and cash flows of Apergy in the future or what they would have been had Apergy been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to Apergy are reasonable. The corporate expenses allocated to Apergy totaled $22,987, $19,459 and $20,852 for the years ended December 31, 2017, 2016 and 2015, respectively, which are recorded in selling, general and administrative expenses in the Combined Statements of Earnings. As a stand-alone public company, Apergy’s total costs related to such support functions may differ from the costs that were historically allocated to it from Dover.

Transactions between Apergy and Dover, with the exception of transactions discussed below with Dover’s affiliates, are reflected in equity in the Combined Balance Sheets as Parent Company investment in Apergy and in the Combined Statements of Cash Flows as a financing activity in Net transfers (to) from Parent Company.

At December 31, 2017 and 2016, the Company’s outstanding accounts receivable and accounts payable balances with Dover and its affiliates were insignificant. These balances are included in receivables and accounts payable, respectively, on the Combined Balance Sheets. Intercompany revenues recorded from other Dover companies in the years ended December 31, 2017, 2016 and 2015, respectively, were insignificant.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

The Company recorded royalty expense related to Apergy’s use of Dover’s intellectual property and patents amounting to $9.8 million, $7.4 million and $10.4 million in 2017, 2016 and 2015, respectively, included within Other expense, net in the Combined Statements of Earnings. Patents and intangibles owned by Dover related to Apergy will transfer to Apergy upon separation. Upon separation, no further royalty charges are expected to be incurred by Apergy from Dover. Additionally, in 2016 and 2015, Apergy purchased certain patents and copyrights from Dover company for $3.7 million and $10.0 million, respectively. The patents and copyrights are included in Apergy’s intangibles balance and are being amortized.

The Company paid $1.2 million and $1.7 million in 2017 and 2016, respectively, for distributions declared to its noncontrolling interest holder in Norris Production Solutions Middle East LLC, a subsidiary company in the Sultanate of Oman and is included within the Combined Statement of Stockholders’ Equity. The Company has a commission arrangement with its noncontrolling interest holder, for 5% of certain annual product sales. The commissions paid during 2017, 2016 and 2015, respectively, were not significant.

4. Acquisitions

2017

On October 2, 2017, the Company acquired 100% of the voting stock of PCP Oil Tools S.A. and Ener Tools S.A. (“PCP”), a supplier of progressive cavity pump products and services for total consideration of $8,842, net of cash acquired. This acquisition is a part of the Production & Automation Technologies segment and will broaden the Company’s ability to supply Argentina with additional products to customers. The goodwill recorded as a result of this acquisition reflects the benefits expected to be derived from product line expansion and operational synergies. The Company recorded non-deductible goodwill of $5,053 and customer intangible assets of $4,538. The intangible assets are being amortized over 9 years.

The pro forma effects of this acquisition on the Company’s operations were not material.

5. Inventories

The components of inventories were as follows:

	December 31, 2017	December 31, 2016
Raw materials	$45,408	$45,209
Work in progress	10,879	10,321
Finished goods	167,416	153,040

Subtotal	223,703	208,570
Less reserves	(22,112)	(24,012)

Total	$201,591	$184,558

At December 31, 2017 and 2016, approximately 28% and 32%, respectively, of the Company’s total inventories were accounted for using the LIFO method.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

6. Property, Plant and Equipment, net

The components of property, plant and equipment, net were as follows:

	December 31, 2017	December 31, 2016
Land	$13,557	$14,636
Buildings and improvements	99,233	91,927
Machinery, equipment and other	446,261	396,505

Property, plant and equipment, gross	559,051	503,068
Total accumulated depreciation	(347,219)	(301,321)

Property, plant and equipment, net	$211,832	$201,747

Total depreciation expense was $58,178, $56,068 and $60,831 for the years ended December 31, 2017, 2016 and 2015, respectively.

7. Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying value of goodwill by operating segment were as follows:

	Production & Automation Technologies	Drilling Technologies	Total
Balance at December 31, 2015	$800,792	$101,136	$901,928
Foreign currency translation	651	—	651

Balance at December 31, 2016	801,443	101,136	902,579
Acquisitions	5,053	—	5,053
Foreign currency translation	2,456	—	2,456

Balance at December 31, 2017	$808,952	$101,136	$910,088

Annual impairment testing

Historically, the Company was part of the Dover Energy operating segment. The Company performed its annual goodwill impairment test for its two historical reporting units (i) Drilling and Production, excluding a business component that will be retained by Dover (“D&P”) and (ii) Dover Energy Automation (“DEA”), and found no impairment. For both reporting units, based upon the annual goodwill analyses performed by the Company as of October 1, 2017 and 2016, the fair values exceeded the carrying values, and no impairment was required. Beginning in the fourth quarter of 2017, the Company also performed its annual goodwill impairment testing based upon the new segment structure discussed in Note 16—Segment Information. The Company performed goodwill impairment testing on its two new reporting units as of October 1, 2017: (i) Production & Automation Technologies (“P&AT”) and (ii) Drilling Technologies (“DT”). For both reporting units, the fair values were substantially in excess of carrying values and no impairment was required.

The annual impairment test is performed using a discounted cash flow analysis as discussed in Note 2—Summary of Significant Accounting Policies. The Company performed a quantitative goodwill impairment test for each of its reporting units, concluding that the fair values were in excess of their carrying values. As

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

previously noted, the fair values of each of the Company’s reporting units were determined using a discounted cash flow analysis which included management’s assumptions as to future cash flows and long-term growth rates as of the date of the impairment test. The discount rates used in these analyses were based on a capital asset pricing model and published relevant industry rates. The Company used discount rates related to that historical period commensurate with the risks and uncertainties inherent to each reporting unit and in management’s internally developed forecasts. Discount rates used in the Company’s 2017 and 2016 valuations were 10.0% and 10.5%, respectively.

As of October 1, 2017, the goodwill balances for the D&P and DEA reporting units were $733,641 and $172,480, respectively. The D&P and DEA reporting units had fair values in excess of their carrying values of 90% and 233%, respectively. Under the new segment structure, as of October 1, 2017, the goodwill balances for the P&AT and DT reporting units were $804,985 and $101,136, respectively. The P&AT and DT reporting units had fair values in excess of their carrying values of 69% and 464%, respectively.

While the Company believes the assumptions used in the 2017 and 2016 impairment analyses are reasonable and representative of expected results, if market conditions worsen over an extended period of time, an impairment of goodwill or assets may occur. The Company will continue to monitor the long-term outlook and forecasts, including estimated future cash flows, for these businesses and the impact on the carrying value of goodwill and assets.

Intangible Assets

The following table provides the gross carrying value and accumulated amortization for each major class of intangible assets:

	December 31, 2017			December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:
Customer Intangibles	$572,415	$276,655	$295,760	$566,602	$229,902	$336,700
Trademarks	36,312	17,821	18,491	36,296	14,013	22,283
Patents	38,679	20,449	18,230	38,106	16,662	21,444
Unpatented Technologies	9,700	9,700	—	9,700	9,700	—
Backlog	5,630	5,630	—	5,630	5,630	—
Drawings & Manuals	3,067	2,109	958	3,001	1,942	1,059
Other	5,382	3,911	1,471	5,270	3,539	1,731

Total amortized intangibles	671,185	336,275	334,910	664,605	281,388	383,217
Unamortized intangible assets:
Trademarks	3,600	—	3,600	3,600	—	3,600

Total intangible assets	$674,785	$336,275	$338,510	$668,205	$281,388	$386,817

The Company recorded $4,538 of acquired intangible assets in 2017. See Note 4—Acquisitions.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

Total amortization related to the Company’s intangible assets was $53,701, $55,987 and $59,161 for the years ended December 31, 2017, 2016 and 2015, respectively. Estimated future amortization expense related to intangible assets held at December 31, 2017 is as follows:

Estimated Amortization
2018	$52,357
2019	51,509
2020	50,059
2021	49,231
2022	47,683

8. Other Accrued Expenses and Other Liabilities

The following table details the major components of Other accrued expenses (current):

	December 31, 2017	December 31, 2016
Unearned/deferred revenue	$4,487	$3,787
Warranty	2,978	4,568
Restructuring and exit costs	2,551	459
Taxes other than income	2,432	1,424
Accrued freight, travel and transportation	1,397	1,384
Short-term capital lease obligations	1,041	694
Accrued rebates	617	473
Other (none of which are individually significant)	6,447	8,837

Total other accrued expenses	$21,950	$21,626

The following table details the major components of Other liabilities (noncurrent):

	December 31, 2017	December 31, 2016
Defined benefit and other post-retirement benefit plans	$12,650	$16,510
Long-term capital lease obligations	3,742	1,919
Warranty	92	98
Other (none of which are individually significant)	207	756

Total other liabilities	$16,691	$19,283

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

Warranty

Estimated warranty program claims are provided for at the time of sale. Amounts provided for are based on historical costs, claims experience and adjusted for new claims. The changes in the carrying amount of product warranties were as follows:

	Years Ended December 31,
	2017	2016	2015
Balance, beginning of year	$4,666	$4,421	$6,717
Provision for warranties	309	2,109	1,266
Settlements made	(1,896)	(1,518)	(3,168)
Other adjustments, including currency translation	(9)	(346)	(394)

Balance, end of year	$3,070	$4,666	$4,421

9. Restructuring Activities

The Company initiated various restructuring programs and incurred severance and other restructuring costs by segment as follows:

	Years Ended December 31,
	2017	2016	2015
Production & Automation Technologies	$6,921	$12,757	$18,750
Drilling Technologies	—	2,405	2,480

Total	$6,921	$15,162	$21,230

These amounts are classified in the Combined Statements of Earnings as follows:

Cost of goods and services	$6,332	$9,465	$9,095
Selling, general and administrative expenses	589	5,697	12,135

Total	$6,921	$15,162	$21,230

The restructuring charges of $6,921, $15,162 and $21,230 incurred during 2017, 2016 and 2015, respectively, included the following programs, which were substantially completed during those three years:

•	The Production & Automation Technologies segment incurred restructuring charges of $6,921, $12,757 and $18,750 during 2017, 2016 and 2015, respectively, related to various programs across the segment, primarily focused on facility consolidations, exit of certain nonstrategic product lines and workforce reductions. The 2017 programs were initiated to continue to optimize our operations as the market recovered and the 2016 and 2015 programs were initiated to better align the cost base with the significantly lower demand environment.

•	The Drilling Technologies segment recorded no restructuring charges during 2017. The segment recorded $2,405 and $2,480 in restructuring charges during 2016 and 2015, respectively, related to various programs across the segment, primarily focused on workforce reductions across various businesses to better align the cost base with the significantly lower demand environment.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

The following table details the Company’s severance and other restructuring accrual activities:

	Severance	Exit	Total
Balance at December 31, 2014	$95	$—	$95
Restructuring charges	9,366	11,864	21,230
Payments	(8,197)	(3,947)	(12,144)
Other, including foreign currency translation (1)	(100)	(7,194)	(7,294)

Balance at December 31, 2015	1,164	723	1,887
Restructuring charges	10,496	4,666	15,162
Payments	(11,235)	(2,410)	(13,645)
Other, including foreign currency translation (1)	(175)	(2,770)	(2,945)

Balance at December 31, 2016	$250	$209	$459

Restructuring charges	151	6,770	6,921
Payments	(400)	(978)	(1,378)
Other, including foreign currency translation (1)	(1)	(3,450)	(3,451)

Balance at December 31, 2017	$—	$2,551	$2,551

(1)	Other activity in exit reserves primarily represents the non-cash write-off of long-lived assets and inventory in connection with certain facility closures and exit of certain nonstrategic product lines.

The restructuring accrual balance at December 31, 2017 primarily reflects restructuring plans initiated during the year, as well as ongoing lease commitment obligations for facilities closed in prior periods.

Additional programs may be implemented during 2018 with related restructuring charges.

10. Fair Value Measurements

The Company had outstanding contracts as of December 31, 2017 and 2016 respectively, that were not designated as hedging instruments. These instruments are used to reduce the Company’s exposure for operating receivables and payables that are denominated in non-functional currencies. Apergy’s gains and losses on these contracts are recorded in Other expense, net in the Combined Statements of Earnings which were not material for the years ended December 31, 2017, 2016 and 2015.

Fair Value Measurements

Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” establishes a hierarchy for measuring fair value. A financial instrument’s categorization within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs include inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

Level 3 inputs are unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016 were not significant and no tabular disclosures are presented.

In addition to fair value disclosure requirements related to financial instruments carried at fair value, accounting standards require disclosures regarding the fair value of all of the Company’s financial instruments. The carrying values of cash equivalents, trade receivables and accounts payable are reasonable estimates of their fair values as of December 31, 2017 and 2016 due to the short-term nature of these instruments.

11. Income Taxes

The operations of Apergy have been historically included in Dover’s U.S. combined federal and state income tax returns. Income tax expense and deferred tax balances are presented in these financial statements as if Apergy filed its own tax returns in each jurisdiction. These statements include tax losses and tax credits that may not reflect tax positions taken by Dover. In many cases, tax losses and tax credits generated by Apergy have been utilized by Dover.

Income taxes have been based on the following components of earnings (loss) before provision for (benefit from) income taxes in the Combined Statements of Earnings:

	Years Ended December 31,
	2017	2016	2015
Domestic	$66,852	$(25,926)	$61,670
Foreign	22,432	7,092	15,595

Total	$89,284	$(18,834)	$77,265

Income tax (benefit) expense relating to continuing operations for the years ended December 31, 2017 and 2016 consists of the following:

	Years Ended December 31,
	2017	2016	2015
Current:
U.S. federal	$42,312	$8,872	$40,415
State and local	4,230	1,995	(332)
Foreign	6,176	971	5,344

Total current	52,718	11,838	45,427

Deferred:
U.S. federal	(73,544)	(19,161)	(23,135)
State and local	(1,361)	(771)	4,141
Foreign	(97)	51	(2,302)

Total deferred	(75,002)	(19,881)	(21,296)

Total (benefit) expense	$(22,284)	$(8,043)	$24,131

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

Differences between the effective income tax rate and the U.S. federal income statutory tax rate are as follows:

	Years Ended December 31,
	2017	2016	2015
U.S. federal income tax rate	35.0%	35.0%	35.0%
State and local taxes, net of federal income tax benefit	2.1	(3.9)	3.1
Foreign operations tax effect	(2.8)	7.8	(3.1)
Research and experimentation tax credits	(0.7)	2.3	(0.7)
Domestic manufacturing deduction	(4.5)	6.2	(4.6)
Nondeductible expenses	0.7	(3.3)	1.0
ESOP dividends	(0.2)	2.9	(0.7)
Branch income	1.1	(2.9)	0.8
Other	(0.5)	(1.4)	0.4
Changes due to the Tax Reform Act	(55.2)	—	—

Effective tax rate from continuing operations	(25.0)%	42.7%	31.2%

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

The tax effects of temporary differences that give rise to future deferred tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016
Deferred Tax Assets:
Accrued compensation, principally post-retirement and other employee benefits	$4,568	$9,126
Accrued expenses, principally for state income taxes, interest and warranty	846	1,512
Net operating loss and other carryforwards	1,280	1,082
Accounts receivable, principally due to allowance for doubtful accounts	827	1,780
Long-term liabilities, principally warranty, environmental and exit cost	678	620
Other assets	132	459

Total gross deferred tax assets	8,331	14,579
Valuation allowance	(1,280)	(1,082)

Total deferred tax assets, net of valuation allowances	$7,051	$13,497

Deferred Tax Liabilities:
Inventories, principally due to reserves for financial reporting purposes and capitalization for tax purposes	$(3,687)	$(4,754)
Intangible assets, principally due to different tax and financial reporting bases and amortization lives	(83,669)	(149,500)
Property, plant and equipment, principally due to differences in depreciation	(16,134)	(26,254)

Total gross deferred tax liabilities	(103,490)	(180,508)

Net deferred tax liability	$(96,439)	$(167,011)

Classified as follows in the Combined Balance Sheets:
Other assets and deferred charges	$546	$554
Deferred income taxes	(96,985)	(167,565)

	$(96,439)	$(167,011)

As of December 31, 2017, the Company had non-U.S. loss carryforwards of $5.0 million. The entire balance of the non-U.S. losses as of December 31, 2017 is available to be carried forward, with $4.9 million of these losses beginning to expire during the years 2028 through 2038. The remaining $0.1 million is available to be carried forward indefinitely.

The Company maintains valuation allowances by jurisdiction against the deferred tax assets related to these carryforwards as utilization of these tax benefits is not assured for certain jurisdictions.

The Tax Reform Act, which was enacted on December 22, 2017, permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. As a result of the reduction in the U.S. corporate income tax rate, the Company revalued its ending net deferred tax liabilities as of December 31, 2017 and recognized a provisional tax benefit of $53.2 million. The Tax Reform Act also imposed a tax for a

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

one-time deemed repatriation of post-1986 unremitted foreign earnings and profits through the year ended December 31, 2017. The Company recorded a provisional tax expense related to the deemed repatriation of $3.9 million. The Company plans to make cash distributions to the U.S from non-U.S. subsidiaries of up to an estimated $6.0 million, which is not anticipated to result in any withholding tax expense. For purposes of the historical Combined Financial Statements, the Company’s income tax expense and deferred tax balances have been estimated as if we filed income tax returns on a stand-alone basis separate from Dover. Income taxes payable at each balance sheet date computed under the stand-alone return basis are classified within Parent Company investment in Apergy since Dover is legally liable for the tax. As a stand-alone entity, our deferred taxes and effective tax rate may differ from those of Dover in the historical periods.

The GILTI provisions of the Tax Reform Act require the Company to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. The Company expects that it will be subject to incremental U.S. tax on GILTI income beginning in 2018, due to expense allocations required by the U.S. foreign tax credit rules. The Company has elected to account for GILTI tax in the period in which it is incurred, and therefore has not provided any deferred tax impacts of GILTI in its combined financial statements for the year ended December 31, 2017.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. In accordance with the SAB 118 guidance, the Company has recognized the provisional tax impacts related to deemed repatriated earnings and the benefit for the revaluation of deferred tax assets and liabilities in its combined financial statements for the year ended December 31, 2017. The final impact may differ from these provisional amounts, possibly materially, due to, among other things, issuance of additional regulatory guidance, changes in interpretations and assumptions the Company has made, and actions the Company may take as a result of the Tax Reform Act. In accordance with SAB 118 the financial reporting impact of the Tax Reform Act will be completed in the fourth quarter of 2018.

The Company files U.S., federal, state, local and foreign tax returns. The Company is routinely audited by the tax authorities in these jurisdictions, and a number of audits are currently underway. The Company is no longer subject to examinations of its federal income tax returns for years through 2013. All significant state, local and international matters have been concluded for years through 2012. The Company believes that all income tax uncertainties have been properly accounted. The Company has not recorded a liability for uncertain tax positions at December 31, 2017 and 2016.

12. Equity and Cash Incentive Program

Dover grants share-based awards to its officers and other key employees, including certain Apergy individuals. The following disclosures reflect the portion of Dover’s program in which Apergy employees participate. All awards granted under the program consist of Dover common shares and are not necessarily indicative of the results that Apergy would have experienced as an independent, publicly traded company for the periods presented. Effective as of the spin-off date, outstanding Dover share-based awards will be converted to Apergy share-based awards, with the exception of outstanding Dover performance share awards that relate to a performance period ending after the spin-off date, which will be canceled. As a result of this conversion, no additional compensation expense is expected.

Dover’s plan authorizes the grant of stock options, stock settled appreciation rights (“SARs”), restricted stock, restricted stock units and performance shares awards. The exercise price per share for SARs is equal to the

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

closing price of Dover’s stock on the New York Stock Exchange on the date of grant. The period for which SARs and stock options are exercisable is fixed by Dover’s Compensation Committee at the time of grant. Generally, the stock options or SARs vest after three years of service and expire at the end of ten years. Performance share awards shall become vested if (1) Dover achieves certain specified internal metrics and (2) the employee remains continuously employed by Dover during the performance period. Partial vesting may occur after separation from service in the case of certain terminations not for cause and for retirements.

Stock-based compensation costs are reported within Selling, general and administrative expenses. The following table summarizes the Company’s compensation expense relating to all stock-based incentive plans:

	Years Ended December 31,
	2017	2016	2015
Pre-tax compensation expense	$2,236	$2,293	$1,925
Tax benefit	(774)	(787)	(658)

Total stock-based compensation expense, net of tax	$1,462	$1,506	$1,267

SARs and Stock Options

In 2017, 2016 and 2015, Dover issued SARs covering 82,240, 106,548 and 98,803 shares, respectively. Since 2006, Dover has only issued SARs. The fair value of each SAR granted was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	2017	2016	2015
Risk-free interest rate	1.80%	1.05%	1.51%
Dividend yield	2.27%	3.09%	2.24%
Expected life (years)	4.6	4.6	5.1
Volatility	21.90%	26.17%	27.19%
Grant price	$79.28	$57.25	$73.28
Fair value at date of grant	$12.63	$9.25	$14.55

Expected volatilities are based on Dover’s stock price history, including implied volatilities from traded options on Dover’s stock. Dover uses historical data to estimate SAR exercise and employee termination patterns within the valuation model. The expected life of SARs granted is derived from the output of the option valuation model and represents the average period of time that SARs granted are expected to be outstanding. The interest rate for periods within the contractual life of the awards is based on the U.S. Treasury yield curve in effect at the time of grant.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

A summary of activity relating to SARs granted under the Dover plans for the year ended December 31, 2017 is as follows:

	SARs
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2017	454,683	$63.69
Granted	82,240	79.28
Forfeited / expired	(32,944)	67.10
Exercised	(116,908)	61.93

Outstanding at December 31, 2017	387,071	67.17	6.7

Exercisable at December 31, 2017	157,078	$64.30	4.6

The following table summarizes information about outstanding SARs at December 31, 2017:

	SARs Outstanding				SARs Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
$25.96 - $37.79	23,816	$37.79	2.1	$1,505	23,816	$37.79	2.1	$1,505
$40.54 - $58.69	125,469	$57.52	6.7	5,454	38,309	$58.14	3.6	1,642
$63.33 - $82.51	237,786	$75.21	7.2	6,130	94,953	$73.44	5.7	2,616

	387,071			$13,089	157,078			$5,763

Unrecognized compensation expense related to SARs not yet exercisable was $672 at December 31, 2017. This cost is expected to be recognized over a weighted average period of 1.7 years.

Other information regarding the exercise of SARs and stock options is listed below:

	2017	2016	2015
SARs
Fair value of SARs that became exercisable	$1,239	$1,564	$1,356
Aggregate intrinsic value of SARs exercised	$2,787	$799	$1,874

Stock Options
Cash received by Dover for exercise of stock options	$—	$—	$100
Aggregate intrinsic value of options exercised	$—	$—	$117

Performance Share Awards

Performance share awards granted are expensed over the three-year requisite performance and service period. Awards become vested if (1) Dover achieves certain specified internal metrics and (2) the employee remains continuously employed by the Company during the performance period. Partial vesting may occur after separation from service in the case of certain terminations not for cause and for retirements.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

In 2017, 2016 and 2015, Dover issued performance shares to Apergy’s employees covering 4,162, 5,764 and 4,503 shares, respectively. The performance share awards granted in these years are considered performance condition awards as attainment is based on Dover’s performance relative to established internal metrics. The fair value of these awards was determined using Dover’s closing stock price on the date of grant. The expected attainment of the internal metrics for these awards is analyzed each reporting period, and the related expense is adjusted up or down based on expected attainment, if that attainment differs from previous estimates. The cumulative effect on current and prior periods of a change in attainment is recognized in compensation cost in the period of change.

The fair value and average attainment used in determining compensation cost of the performance shares issued in 2017, 2016 and 2015 are as follows for the year ended December 31, 2017:

	Performance shares
	2017	2016	2015
Fair value per share at date of grant	$79.28	$57.25	$73.28
Average attainment rate reflected in expense	0.0%	0.0%	0.0%

A summary of activity for performance share awards for the year ended December 31, 2017 is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2017	10,267	$64.28
Granted	4,162	79.28
Vested	(4,503)	73.28

Unvested at December 31, 2017	9,926	$66.49

There is no unrecognized compensation expense related to unvested performance shares as of December 31, 2017. The weighted average number of years over which compensation expense may be recognized for unvested performance shares is 1.0 year.

Restricted Stock Units

Dover also has restricted stock units authorized for grant, at no cost, to certain officers and key employees. In general, restrictions limit the sale or transfer of these restricted stock units during a three-year period, and restrictions lapse proportionately over the three-year period. Dover granted 25,557, 42,117 and 17,263 of restricted stock units in 2017, 2016 and 2015, respectively.

A summary of activity for restricted stock units for the year ended December 31, 2017 is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2017	54,064	$61.68
Granted	25,557	79.28
Forfeited	(8,854)	64.07
Vested	(20,712)	64.85

Unvested at December 31, 2017	50,055	$68.91

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

Unrecognized compensation expense relating to unvested restricted stock as of December 31, 2017 was $2,060, which will be recognized over a weighted average period of 1.6 years.

13. Commitments and Contingent Liabilities

Lease Commitments

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense, net of insignificant sublease rental income, for all operating leases was $16,837, $17,936 and $16,992 for the years ended December 31, 2017, 2016 and 2015, respectively. Contingent rentals under the operating leases were not significant.

The aggregate future minimum lease payments for operating and capital leases as of December 31, 2017 are as follows:

	Operating	Capital
2018	$11,668	$2,232
2019	10,646	1,696
2020	7,639	181
2021	5,309	—
2022	4,625	—
Thereafter	5,105	—

Total	$44,992	$4,109

Guarantees

The Company has provided indemnities in connection with sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The Company does not have any material liabilities recorded for these indemnifications and is not aware of any claims or other information that would give rise to material payments under such indemnities.

Letters of Credit

As of December 31, 2017 and 2016, the Company had approximately $8,100 and $16,045 outstanding in letters of credit and guarantees with financial institutions, which expire at various dates in 2018 through 2020. These letters of credit are primarily maintained as security for insurance, warranty and other performance obligations. In general, the Company would only be liable for the amount of these letters of credit in the event of default in the performance of the Company’s obligations, the probability of which we believe is remote.

Litigation

The Company’s environmental matters that are probable and estimable were insignificant at December 31, 2017 and 2016. The environmental matters relate to ongoing remedial activities performed in cooperation with regulatory authorities.

The Company and certain of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses. These proceedings primarily involve claims by private parties alleging injury arising out of use of the Company’s products, patent infringement, employment matters and commercial disputes. Management

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

and legal counsel, at least quarterly, review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred and currently accrued to-date. The Company has reserves for other legal matters that are probable and estimable, and at December 31, 2017 and 2016, these reserves were not significant. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on the aforementioned reviews, the Company is not currently involved in any legal proceedings which, individually or in the aggregate, could have a material effect on its financial position, results of operations, or cash flows.

14. Employee Benefit Plans and Non-Qualified Plans

Multiemployer Defined Benefit Plans and Non-Qualified Plans

Apergy participates in the following plans as though they are participants in a multi-employer plan with the other businesses of Dover. Accordingly, a proportionate share of the cost is reflected in the Combined Financial Statements.

Dover provides a defined benefit pension plan for its eligible U.S. employees and retirees (the “U.S. Pension Plan”). As such, the portion of Apergy’s liability associated with this U.S. Pension Plan is not reflected in Apergy’s Combined Balance Sheets and will not be recorded at the distribution date as this obligation will be maintained and serviced by Dover. Shortly before the spin-off date, Apergy participants in this the U.S. Pension Plan (other than Norris USW participants) will fully vest in their benefits, and all participants will cease accruing benefits. In addition, Apergy will not assume any funding requirements or obligations related to the defined benefit pension plan upon the distribution date. Norris USW participants will be moved to a new pension plan, and will continue to accrue benefits at Dover before the spin-off, and Apergy following the spin-off.

Dover also provides an additional defined benefit pension plan for its eligible salaried non-U.S. employees and retirees in Canada. As such, the portion of Apergy’s liability associated with this non-U.S. plan is not reflected in Apergy’s Combined Balance Sheets as this obligation is being maintained and serviced by Dover. This plan, including all assets and liabilities, will be transferred to Apergy at the distribution date and will be recorded by Apergy at that point. Shortly before the spin-off date, all non-Apergy participants in this plan will cease accruing benefits or be permitted to make contributions, as applicable. The non-Apergy participants may elect a lump-sum cash payment post separation that will be the responsibility of Apergy, will be funded out of the plan assets, and could also result in a non-cash settlement charge to earnings.

Dover provides to certain U.S. management employees, through non-qualified plans, supplemental retirement benefits in excess of qualified plan limits imposed by federal tax law. The benefit obligation attributed to Apergy employees for these non-qualified plans will be reflected in Apergy’s Combined Balance Sheets as of the distribution date. Generally, as of January 1, 2018, Apergy participants in these non-qualified plans will no longer accrue benefits or be permitted to make contributions, as applicable. In addition, Apergy will assume any funding requirements or obligations related to these plans upon the distribution date.

The table below summarizes the expenses recorded in the Apergy financial statements for the Dover plans in which Apergy participates.

	Years Ended December 31,
	2017	2016	2015
Plan Name
Dover U.S. Pension Plan	$3,922	$4,643	$4,783
Canada Salaried Pension Plan	554	1,615	513
Other non-qualified plans	108	121	123

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

No contributions were made by Dover to the U.S. Pension Plan in 2017, 2016 or 2015. No contribution is expected to be made in 2018. Contributions to the Canada Salaried Pension Plan totaled $1.8 million, $2.0 million, and $1.1 million in 2017, 2016 and 2015, respectively. Expected contributions in 2018 are $1.3 million. The non-qualified plans are unfunded and contributions are made as benefits are paid.

Single Employer Defined Benefit Plans and Other Non-Qualified Plans

Apergy will sponsor one defined benefit pension plan to certain hourly non-U.S. employees and retirees. The plan will be closed to new participants; however, all active participants in these plans will continue to accrue benefits. This plan will be considered a direct obligation of Apergy and will be recorded within Apergy’s Combined Financial Statements.

Apergy will sponsor a non-qualified plan covering certain U.S. employees and retirees of the Company. The plan will provide supplemental retirement benefits in excess of qualified plan limits imposed by federal tax law. The plan will be closed to new hires and all benefits under the plan will be frozen. The plan will be considered a direct obligation of Apergy and will be recorded within Apergy’s Combined Financial Statements.

Apergy does not have any other post-retirement employee benefit plans other than those plans mentioned above.

Defined Contribution Plan

Apergy offers a defined contribution retirement plan which covers the majority of its U.S. employees, as well as employees in certain other countries. The Company’s expense relating to defined contribution plans was $8,150, $6,446 and $7,247 for the years ended December 31, 2017, 2016 and 2015, respectively.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

Obligations and Funded Status

The following tables summarize the Combined Balance Sheets impact, including the benefit obligations, assets and funded status associated with the Company’s single employer defined benefit plans at December 31, 2017 and 2016.

	Non-U.S. Qualified Defined Benefit Plan		Non-Qualified Supplemental Benefits Plan
	2017	2016	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$3,512	$3,139	$18,600	$20,313
Service cost	106	102	—	—
Interest cost	137	129	621	719
Benefits paid	(99)	(79)	(1,710)	(2,484)
Actuarial loss (gain)	(22)	170	(3,314)	52
Currency translation and other	247	51	—	—

Benefit obligation at end of year	3,881	3,512	14,197	18,600

Change in plan assets:
Fair value of plan assets at beginning of year	3,391	3,056	—	—
Actual return on plan assets	290	198	—	—
Company contributions	166	165	1,710	2,484
Benefits paid	(99)	(79)	(1,710)	(2,484)
Currency translation and other	245	51	—	—

Fair value of plan assets at end of year	3,993	3,391	—	—

Funded (unfunded) status	$112	$(121)	$(14,197)	$(18,600)

Amounts recognized in the Combined Balance Sheets consist of:
Assets and Liabilities:
Other assets and deferred charges	$112	$—	$—	$—
Accrued compensation and employee benefits	—	—	(1,547)	(2,211)
Other liabilities	—	(121)	(12,650)	(16,389)

Total assets and liabilities	112	(121)	(14,197)	(18,600)

Accumulated Other Comprehensive Loss (Earnings):
Net actuarial losses	1,449	1,632	6,078	9,721
Prior service cost	40	42	—	—
Net asset at transition, other	(20)	(21)	—	—
Deferred taxes	(397)	(446)	(2,670)	(3,592)

Total accumulated other comprehensive loss, net of tax	1,072	1,207	3,408	6,129

Net amount recognized at December 31,	$1,184	$1,086	$(10,789)	$(12,471)

Accumulated benefit obligations	$3,881	$3,512	$14,197	$18,600

The Company’s net funded (unfunded) status at December 31, 2017 and 2016 was an asset of $112 and a liability of $121, respectively, relating to the Company’s defined pension benefit plan operated by the Company’s businesses in Canada.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

The accumulated benefit obligation for all defined benefit pension plans was $18,078 and $22,112 at December 31, 2017 and 2016, respectively. Pension plans with accumulated benefit obligations in excess of plan assets consist of the following at December 31, 2017 and 2016:

	2017	2016
Projected benefit obligation (PBO)	$—	$3,512
Accumulated benefit obligation (ABO)	—	3,512
Fair value of plan assets	—	3,391

Net Periodic Benefit Cost

Components of the net periodic benefit cost were as follows:

Defined Benefit Plans

	Non-U.S. Qualified Defined Benefit Plan			Non-Qualified Supplemental Benefits Plan
	2017	2016	2015	2017	2016	2015
Service cost	$106	$102	$118	$—	$—	$—
Interest cost	137	129	130	621	719	708
Expected return on plan assets	(198)	(186)	(184)	—	—	—
Amortization of:
Prior service cost	2	2	2	—	—	—
Recognized actuarial loss	68	58	57	330	305	284
Transition obligation	(1)	(1)	(1)	—	—	—
Other	—	—	—	(1)	—	—

Total net periodic benefit cost	$114	$104	$122	$950	$1,024	$992

Amounts expected to be amortized from Accumulated other comprehensive earnings (loss) into net periodic benefit cost during 2018 are as follows:

	Non-U.S. Qualified Defined Benefit Plan	Non-Qualified Supplemental Benefits Plan
Amortization of:
Prior service cost	$2	$—
Recognized actuarial loss	55	205
Transition obligation	(1)	—

Total	$56	$205

Assumptions

The Company determines actuarial assumptions on an annual basis. The weighted average assumptions used in determining the benefit obligations were as follows:

	Non-U.S. Qualified Defined Benefit Plan		Non-Qualified Supplemental Benefits Plan
	2017	2016	2017	2016
Discount rate	3.50%	3.75%	3.35%	3.55%

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

The weighted average assumptions used in determining the net periodic benefit cost were as follows:

	Non-U.S. Qualified Defined Benefit Plan		Non-Qualified Supplemental Benefits Plan
	2017	2016	2017	2016
Discount rate	3.75%	4.00%	3.55%	3.75%
Expected return on plan assets	5.50%	5.75%	na	na

The Company’s discount rate assumption is determined by developing a yield curve based on high quality corporate bonds with maturities matching the plans’ expected benefit payment streams. The plans’ expected cash flows are then discounted by the resulting year-by-year spot rates.

Plan Assets

The primary financial objective of the plans is to secure participant retirement benefits. Accordingly, the key objective in the plans’ financial management is to promote stability and, to the extent appropriate, growth in the funded status. Related and supporting financial objectives are established in conjunction with a review of current and projected plan financial requirements.

As it relates to the funded defined benefit pension plans, including those accounted for as multi-employer plans, the Company’s funding policy is consistent with the funding requirements of the Employment Retirement Income Security Act (“ERISA”) and applicable international laws. The Company is responsible for overseeing the management of the investments of the plans’ assets and otherwise ensuring that the plans’ investment programs are in compliance with ERISA, other relevant legislation and related plan documents. Where relevant, the Company has retained professional investment managers to manage the plans’ assets and implement the investment process. The investment managers, in implementing their investment processes, have the authority and responsibility to select appropriate investments in the asset classes specified by the terms of their applicable prospectus or investment manager agreements with the plans.

The assets of the plans are invested to achieve an appropriate return for the plans consistent with a prudent level of risk. The asset return objective is to achieve, as a minimum over time, the passively managed return earned by market index funds, weighted in the proportions outlined by the asset class exposures identified in the plans’ strategic allocation. The expected return on assets assumption used for pension expense is developed through analysis of historical market returns, statistical analysis, current market conditions and the past experience of plan asset investments. The Company’s plans were expected to achieve rates of return on invested assets of 5.50% and 5.75% for 2017 and 2016, respectively.

The Company’s actual and target weighted average asset allocation for our non-U.S. Corporate Pension Plan was as follows:

	2017	2016	Current Target
Equity securities	61%	60%	60%
Fixed income	38%	39%	40%
Real estate and other	1%	1%	—%

Total	100%	100%	100%

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

The fair values of the non-U.S. pension plan assets by asset category within the fair value hierarchy (as defined in Note 10—Fair Value Measurements) were as follows:

	Non-U.S. Qualified Defined Benefit Plan
	December 31, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value *
Mutual funds	$2,399	$1,594	$—	$3,993	$2,104	$1,287	$—	$3,391

Total	$2,399	$1,594	$—	$3,993	$2,104	$1,287	$—	$3,391

*	A revision was made to the fair value leveling hierarchy in the above table as of December 31, 2016. The change was from level 2 to 1. The valuation techniques were unchanged and the amounts revised were not material to the prior annual period.

The Company had no level 3 Non-U.S. Plan assets at December 31, 2017 and 2016.

Mutual funds are categorized as either Level 1 or 2 depending on the nature of the observable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable data is monitored by plan management to assess appropriate classification of financial instruments within the fair value hierarchy. Depending upon the availability of such inputs, specific securities may transfer between levels. In such instances, the transfer is reported at the end of the reporting period.

Future Estimates

Benefit Payments

Estimated future benefit payments to retirees, which reflect expected future service, are as follows:

	Non-U.S. Qualified Defined Benefit Plan	Non-Qualified Supplemental Benefits Plan
2018	$86	$1,572
2019	94	1,472
2020	92	1,368
2021	100	1,261
2022	107	1,154
2023 - 2027	709	4,163

Contributions

In 2018, the Company expects to contribute approximately $0.2 million to its non-U.S. qualified plan.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

15. Other Comprehensive Earnings (Loss)

The amounts recognized in Other comprehensive earnings (loss) were as follows:

Year Ended December 31, 2017	Pre-tax	Tax	Net of tax
Foreign currency translation adjustments	$4,358	$—	$4,358
Pension and other post-retirement benefit plans	3,827	(971)	2,856

Total other comprehensive earnings (loss)	$8,185	$(971)	$7,214

Year Ended December 31, 2016	Pre-tax	Tax	Net of tax
Foreign currency translation adjustments	$953	$—	$953
Pension and other post-retirement benefit plans	154	(42)	112

Total other comprehensive earnings (loss)	$1,107	$(42)	$1,065

Year Ended December 31, 2015	Pre-tax	Tax	Net of tax
Foreign currency translation adjustments	$(11,691)	$—	$(11,691)
Pension and other post-retirement benefit plans	(393)	124	(269)

Total other comprehensive (loss) earnings	$(12,084)	$124	$(11,960)

The components of Accumulated other comprehensive (loss) earnings are as follows:

	December 31, 2017	December 31, 2016
Cumulative foreign currency translation adjustments	$(21,935)	$(26,293)
Pension and other post-retirement benefit plans	(4,480)	(7,336)

	$(26,415)	$(33,629)

Total Comprehensive earnings (loss) were as follows:

	Years Ended December 31,
	2017	2016	2015
Net earnings (loss) attributable to Company	$110,638	$(12,642)	$51,698
Other comprehensive earnings (loss)	7,214	1,065	(11,960)

Comprehensive earnings (loss)	$117,852	$(11,577)	$39,738

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

Amounts reclassified from Accumulated other comprehensive earnings (loss) to Earnings (loss) during the year ended December 31, 2017, 2016 and 2015 were as follows:

	Years Ended December 31,
	2017	2016	2015
Pension and other post-retirement benefit plans:
Amortization of actuarial losses and net transition obligation	$397	$362	$340
Amortization of prior service costs	2	2	2

Total before tax	399	364	342
Tax benefit	(141)	(129)	(120)

Net of tax	$258	$235	$222

The Company recognizes net periodic benefit cost, which includes amortization of net actuarial losses and prior service costs, in both Selling, general and administrative expenses and Cost of goods and services in the Combined Statements of Earnings, depending on the functional area of the underlying employees included in the plans.

16. Segment Information

Historically the Company was part of the Dover Energy operating segment. As the Company is transitioning to a stand-alone company, the Company’s Chief Executive Officer, its Chief Operating Decision Maker (“CODM”), evaluated how he views and measures the business performance. Based upon such evaluation, and effective during the fourth quarter of 2017, the Company determined it is organized into two operating segments, which are also its reportable segments, based on how the CODM analyzes performance, allocates capital and makes strategic and operational decisions. The CODM allocates resources to and evaluates the financial performance of each operating segment primarily based on revenues and segment earnings. The components of segment earnings were finalized in the fourth quarter 2017 in conjunction with the new segment structure to include the allocation of certain corporate expenses. The 2017, 2016 and 2015 segment results are presented on a comparable basis in accordance with the new segment structure. The segments were determined in accordance with FASB ASC Topic 280—Segment Reporting and include i) Production & Automation Technologies and ii) Drilling Technologies. The segments are aligned around similar product applications serving Apergy’s key end markets, to enhance focus on end market strategies.

•	Production & Automation Technologies facilitates the efficient, safe and cost effective extraction of oil and gas. More specifically, Production & Automation Technologies designs, manufactures, markets and services a full range of artificial lift equipment, end-to-end digital automation solutions, as well as other production equipment. These products and technologies are all designed to lower production costs and optimize well efficiency for Apergy’s customers. Production & Automation Technologies’ products are sold under a collection of premier brands, which Apergy believes are recognized by customers as leaders in their market spaces, including Harbison-Fischer, Norris, Alberta Oil Tool, Oil Lift Technology, PCS Ferguson, Pro-Rod, Upco, Accelerated, Norriseal-Wellmark, Quartzdyne, Spirit, Theta, Timberline and Windrock.

•	Drilling Technologies provides highly specialized products used in drilling oil and gas wells. Drilling Technologies designs, manufactures and markets polycrystalline diamond cutters (“PDCs”) for use in oil and gas drill bits under the US Synthetic brand. Over 95% of its PDCs are custom designed to meet unique customer requirements and are finished to exact customer specification to ensure optimal performance. PDCs are utilized in both vertical and horizontal drilling and need to be replaced as they wear out during the drilling process.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

Segment financial information and a reconciliation of segment results to combined results follows:

	Years Ended December 31,
	2017	2016	2015
Revenue:
Production & Automation Technologies	$781,938	$638,017	$912,383
Drilling Technologies	227,653	113,320	164,297

Total combined revenue	$1,009,591	$751,337	$1,076,680

Net earnings:
Segment earnings (loss) (1):
Production & Automation Technologies (2)	$24,889	$(21,687)	$58,446
Drilling Technologies	74,317	8,397	26,819

Total segment earnings	99,206	(13,290)	85,265
Corporate expense / other (3)	(10,852)	(7,395)	(9,436)
Net earnings attributable to noncontrolling interest	930	1,851	1,436

Earnings (loss) before (benefit from) provision for income taxes	$89,284	$(18,834)	$77,265

Depreciation and amortization:
Production & Automation Technologies (4)	$99,929	$99,607	$103,612
Drilling Technologies (5)	11,950	12,448	16,380

Combined total	$111,879	$112,055	$119,992

Restructuring charges:
Production & Automation Technologies	$6,921	$12,757	$18,750
Drilling Technologies	—	2,405	2,480

Combined total	$6,921	$15,162	$21,230

Capital expenditures:
Production & Automation Technologies	$18,517	$21,588	$19,272
Drilling Technologies	8,171	4,137	4,945

Combined total	$26,688	$25,725	$24,217

(1)	Segment earnings (loss) includes certain corporate expenses that are allocated to the segments such as information technology, supply chain, and shared services based on direct benefit where identifiable or other methods which the Company believes to be a reasonable reflection of the utilization of services provided.
(2)	Segment earnings (loss) for Production & Automation Technologies excludes the net earnings attributable to noncontrolling interest.
(3)	Corporate expenses include those costs not attributable to a particular business segment such as corporate executive management and other corporate administrative functions.
(4)	Depreciation and amortization expense for Production & Automation Technologies includes acquisition-related depreciation and amortization of $57,426, $60,025 and $63,217 for the years ended December 31, 2017, 2016 and 2015, respectively.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

(5)	Depreciation and amortization expense for Drilling Technologies includes acquisition-related depreciation and amortization of $24, $115 and $3,010 for the years ended December 31, 2017, 2016 and 2015, respectively.

Total assets at December 31:	2017	2016
Production & Automation Technologies	$1,683,782	$1,659,711
Drilling Technologies	220,993	191,184

Combined total	$1,904,775	$1,850,895

Revenue classified by significant products and services were as follows:

	Years Ended December 31,
	2017	2016	2015

Artificial lift technologies	$601,412	$499,033	$693,311
Automation technologies	82,093	65,351	93,639
Other production equipment	103,564	75,182	126,870
Drilling technologies	227,653	113,320	164,297
Intercompany eliminations (6)	(5,131)	(1,549)	(1,437)

Combined total	$1,009,591	$751,337	$1,076,680

(6)	Intercompany eliminations for the years ended December 31, 2017, 2016 and 2015 relate principally between the product groups automation technologies and artificial lift technologies.

Information concerning principal geographic areas is presented as follows:

	Revenue			Long-Lived Assets
	Years Ended December 31,			At December 31,
	2017	2016	2015	2017	2016
United States	$769,928	$559,266	$808,549	$198,178	$184,268
Middle East	48,899	54,767	69,951	5,189	8,417
Canada	79,186	54,714	64,961	7,587	8,214
Europe	28,112	19,935	34,970	—	—
Australia	23,667	18,177	47,811	681	619
Latin & South America	34,368	23,588	23,208	197	229
Other	25,431	20,890	27,230	—	—

Combined total	$1,009,591	$751,337	$1,076,680	$211,832	$201,747

Revenue is attributed to regions based on the location of the Company’s direct customer, which in some instances is an intermediary and not necessarily the end user. Long-lived assets consist of net property, plant and equipment. These assets have been classified based on the geographic location of where they reside. The Company’s businesses are based primarily in the United States of America, the Middle East and Canada.

For the years ended December 31, 2017, 2016, and 2015 there were no customers that accounted for more than 10% of total revenues.

APERGY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share data and where otherwise indicated)

17. Pro Forma Information (unaudited)

Pro forma stockholders’ equity (unaudited) is based upon the Company’s historical Parent Company equity as of December 31, 2017, and has been computed to give effect to the following pro forma adjustments:

•	the expected transfer to Apergy, upon the spin-off, of certain pension and retirement benefit related balances that were not included in Apergy’s historical combined financial statements;

•	the payment of $700.0 million by Apergy to Dover using proceeds from the incurrence of $703.5 million of new indebtedness in connection with the separation;

•	expected tax liabilities for reimbursement to Dover under the tax matters agreement

•	the reclassification of Dover’s remaining net investment in Apergy to additional paid-in capital; and

•	the distribution of approximately 77.4 million shares of Apergy’s common stock at a par value of $0.01 per share

18. Subsequent Events

The Company evaluated subsequent events through March 5, 2018. There were no subsequent events requiring disclosure.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2017, 2016 and 2015

(In thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Cost and Expense (A)	Accounts Written Off	Other	Balance at End of Year
Year Ended December 31, 2017	$5,634	954	(1,882)	47	$4,753
Year Ended December 31, 2016	$4,431	2,941	(1,469)	(269)	$5,634
Year Ended December 31, 2015	$3,510	2,154	(1,159)	(74)	$4,431

(A)	Net of recoveries on previously reserved or written-off balances.

Deferred Tax Valuation Allowance	Balance at Beginning of Year	Additions	Reductions	Other	Balance at End of Year
Year Ended December 31, 2017	$1,082	198	—	—	$1,280
Year Ended December 31, 2016	$64	1,018	—	—	$1,082
Year Ended December 31, 2015	$50	14	—	—	$64

LIFO Reserve	Balance at Beginning of Year	Charged to Cost and Expense	Reductions	Other	Balance at End of Year
Year Ended December 31, 2017	$9,381	1,175	—	—	$10,556
Year Ended December 31, 2016	$12,933	—	(3,552)	—	$9,381
Year Ended December 31, 2015	$15,214	—	(2,281)	—	$12,933